As filed with the Securities and Exchange Commission on August 21, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Corsair Gaming, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3577	82-2335306
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

47100 Bayside Pkwy

Fremont, CA 94538

(510) 657-8747

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael G. Potter

Chief Financial Officer

47100 Bayside Pkwy

Fremont, CA 94538

(510) 657-8747

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jack Sheridan, Esq. Page Mailliard, Esq. Tad J. Freese, Esq. Phillip S. Stoup, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Randi L. Strudler, Esq. W. Stuart Ogg, Esq. Jones Day 250 Vesey Street New York, NY 10281 Telephone: (212) 326-3939 Facsimile: (212) 755-7306	Eric Jensen, Esq. Seth Gottlieb, Esq. David R. Ambler, Esq. Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 Telephone: (650) 843-5000 Facsimile: (650) 849-7400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$100,000,000	$12,980.00

(1)

Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the additional shares that the underwriters have the option to purchase to cover overallotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Subject to completion, dated August 21, 2020 Preliminary Prospectus     Shares Corsair Corsair Gaming, Inc. Common Stock

This is an initial public offering of common stock of Corsair Gaming, Inc. We are selling     shares of our common stock. The selling stockholders identified in this prospectus are offering an additional     shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $     and $    .

Following the completion of this initial public offering, we expect to be a “controlled company” under the Nasdaq rules and will be exempt from certain corporate governance requirements of such rules. See “Risk Factors—Risks Related to this Offering” and “Principal and Selling Stockholders.” We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “CRSR.” We will be treated as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, for certain purposes until we complete this offering. As such, in this registration statement we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding audited financial information and executive compensation arrangements. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Per Share Total Initial public offering price $     $     Underwriting discounts(1) $     $     Proceeds to Corsair Gaming, Inc., before expenses $     $     Proceeds to the selling stockholders, before expenses $     $     (1) See “Underwriting” for a description of the compensation payable to the underwriters. To the extent that the underwriters sell more than      shares of common stock, the underwriters have the option to purchase up to an additional      shares from us and the selling stockholders at the initial public offering price less the underwriting discount. The underwriters expect to deliver the shares to purchasers on or about     , 2020. Goldman Sachs & Co. LLC Barclays Credit Suisse Macquarie Capital Baird Cowen Stifel Wedbush Securities Academy Securities Co-Managers Prospectus dated     , 2020.

REDEFINING
GAMING, ESPORTS
AND STREAMING.

CORSAIR

USED BY THE WORLD’S ELITE CRIMSIX KINGGEORGE A former Rainbow Six Siege champion turned streamer. KingGeorge is recognized as one of the most popular figures in the Rainbow Six Community. Twitter: 120.7k Instagram: 131k Twitch: 761k “The M55 RGB PRO is a great lightweight mouse for the fast-paced gameplay of FPS games. It’s comfortable to grip and fits my hand better than most of the other mice out there that I’ve tried.” The most successful player in Call of Duty history with 33 Major Championships. Twitter: 830.8k Instagram: 203k Twitch: 393k “Virtuoso by far has the best audio out of all the headsets I’ve used” SACRIEL MICHI “I would literally not be able to stream without Elgato. You guys make products that are easy enough for anyone to use, but so powerful that it seems like I have a full studio team behind me.” Twitter: 7.5k Instagram: 8.3k Twitch: 97k $40,000+ raised for charity A streamer-of-the-Year nominee, Sacriel began full-time streaming in 2012 and provides a great mixture of FPS gameplay and analytical content. Twitter: 86.6k Instagram: 16k Twitch: 672k Facebook: 15.5k “CORSAIR mice have always felt like an extension of my arm. The NIGHTSWORD RGB with its custom weight tuning truly brings that feeling to a new level.” MEYERS LEONARD “The dopest PC on the planet. Custom Miami Vice / ML Hammer design. The team at @ORIGINPC absolutely crushed this project! Thank you!” Meyers Leonard, also known as The Hammer, is an American professional basketball player for the Miami Heat who is an investor of FaZe Clan and streams on Twitch in his spare time. Social media stats taken 08/06/2020 USED BY THE WORLD’S ELITE CRIMSIX KINGGEORGE A former Rainbow Six Siege champion turned streamer. KingGeorge is recognized as one of the most popular figures in the Rainbow Six Community. Twitter: 120.7k Instagram: 131k Twitch: 761k “The M55 RGB PRO is a great lightweight mouse for the fast-paced gameplay of FPS games. It’s comfortable to grip and fits my hand better than most of the other mice out there that I’ve tried.” The most successful player in Call of Duty history with 33 Major Championships. Twitter: 830.8k Instagram: 203k Twitch: 393k “Virtuoso by far has the best audio out of all the headsets I’ve used” SACRIEL MICHI “I would literally not be able to stream without Elgato. You guys make products that are easy enough for anyone to use, but so powerful that it seems like I have a full studio team behind me.” Twitter: 7.5k Instagram: 8.3k Twitch: 97k $40,000+ raised for charity A streamer-of-the-Year nominee, Sacriel began full-time streaming in 2012 and provides a great mixture of FPS gameplay and analytical content. Twitter: 86.6k Instagram: 16k Twitch: 672k Facebook: 15.5k “CORSAIR mice have always felt like an extension of my arm. The NIGHTSWORD RGB with its custom weight tuning truly brings that feeling to a new level.” MEYERS LEONARD “The dopest PC on the planet. Custom Miami Vice / ML Hammer design. The team at @ORIGINPC absolutely crushed this project! Thank you!” Meyers Leonard, also known as The Hammer, is an American professional basketball player for the Miami Heat who is an investor of FaZe Clan and streams on Twitch in his spare time. Social media stats taken 08/06/2020

CORSAIR
THE MOST COMPLETE SUITE...
CORSAIR FOUNDED 1994
OVERCLOCKING MEMORY 1998
EXPANDED DIY COMPONENTS 2005
POWER SUPPLIES 2006
CASES 2009
SSD DRIVES 2009
HEADSETS 2010
LIQUID COOLING 2010
LAUNCHED GAMING PERIPHERALS 2010
GAMING KEYBOARDS & MICE 2011
FANS & ACCESSORIES 2012
GAMING MOUSE PADS 2013
LAUNCHED GAMING SYSTEMS 2016
CORSAIR ONE GAMING PC 2017
VENGEANCE GAMING PC 2018
ACQUIRED elgato 2018
STREAMING ACCESSORIES 2018
CUSTOM LIQUID COOLING 2019
ACQUIRED ORIGIN 2019
ACQUIRED SCUF GAMING 2019
WAVE 1 MICROPHONE 2020
WAVE 3 MICROPHONE 2020
...OF HIGH-PERFORMANCE GAMING AND STREAMING PC GEAR

CORSAIR
THE MOST COMPLETE SUITE
WAVE 3 WAVE 1 MICROPHONE
MICROPHONE 2020
2020
2019
ACQUIRED ACQUIRED
2019
CUSTOM LIQUID STREAMING COOLING
ACCESSORIES 2019
2018
ACQUIRED
VENGEANCE 2018 GAMING PC
2018
LAUNCHED CORSAIR ONE
GAMING SYSTEMS GAMING PC
2016 2017
FANS & GAMING ACCESSORIES MOUSE PADS
2012 2013
GAMING KEYBOARDS
LAUNCHED GAMING & MICE PERIPHERALS 2011
2010
LIQUID COOLING
HEADSETS 2010
2010
SSD DRIVES
CASES 2009
2009
POWER
EXPANDED DIY SUPPLIES COMPONENTS 2006
2005
OVERCLOCKING
CORSAIR MEMORY FOUNDED 1998
1994
...OF HIGH-
PERFORMANCE
GAMING AND
STREAMING
PC GEAR

i

We and the selling stockholders have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

INDUSTRY AND MARKET DATA

Certain of the market data and other statistical information contained in this prospectus, such as the size, growth and share of the industries and the constituent market segments we operate in, are based on information from independent industry organizations and other third-party sources, industry publications, surveys and forecasts. Some market data and statistical information contained in this prospectus, such as our leadership position in the cooling solutions market, are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources, our internal market and brand research and our knowledge of the industries we operate in. While we believe such information is reliable, we have not independently verified any third-party information, and our internal data has not been verified by any independent source. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless we state otherwise or the context otherwise requires, all information in this prospectus gives effect to the Reorganization defined and described below. In this prospectus, the terms “Corsair” “we,” “us,” “our” and the “Company” refer to Corsair Gaming, Inc. and its consolidated subsidiaries after giving effect to the Reorganization described below. References to the “selling stockholders” refer to the selling stockholders named in this prospectus.

Overview

We are a leading global provider and innovator of high-performance gear for gamers and content creators. Our industry-leading gaming gear helps digital athletes, from casual gamers to committed professionals, to perform at their peak across PC or console platforms, and our streaming gear enables creators to produce studio-quality content to share with friends or to broadcast to millions of fans. We design and sell high-performance gaming and streaming peripherals, components and systems to enthusiasts globally.

We have served the market for over two decades and many of our products maintain a number one U.S. market share position, according to data from NPD Group and internal estimates. We have built a passionate base of loyal customers due to our brand authenticity and reputation as provider of innovative and finely engineered products that deliver an uncompromising level of performance.

Competitive gaming rewards speed, precision and reliability. As in other sports, specialized high-performance gear such as gaming mice, keyboards, headsets and performance controllers allow digital athletes to perform at their best. Modern games also require significant processing power to render high-resolution graphics, and reward the speed and precision of user inputs, driving demand for powerful gaming components and systems. Further, in a world where the ability to create content is democratized and competition for viewer engagement is greater than ever, content creators, particularly streamers, are increasingly seeking ways to maximize the quality of their video capture and broadcasting, which requires specialized high-performance gear.

Our solution is the most complete suite of gear among our major competitors, and addresses the most critical components for both game performance and streaming. Our product offering is enhanced by our two proprietary software platforms: iCUE for gamers and Elgato’s streaming suite for content creators. These software platforms provide unified, intuitive performance, and aesthetic control and customization across their respective product families. We group our gear into two categories:

•	Gamer and creator peripherals. Includes our high-performance gaming keyboards, mice, headsets and controllers, as well as our streaming gear including capture cards, studio accessories, among others.

•

Gaming components and systems. Includes our high-performance power supply units, or PSUs, cooling solutions, computer cases, and DRAM modules, as well as high-end prebuilt and custom-built gaming PCs, among others.

We believe our brand, scale and global reach provide significant competitive advantages. As of June 30, 2020, we had shipped over 190 million gaming and streaming products since 1998, with over

85 million in the past five years. Our gear is sold to end users in more than 75 countries, primarily through online and brick-and-mortar retailers, including leading global retailers such as Amazon and Best Buy, and through our direct online channel. Due to our gamer and creator-centric design philosophy we have received over 4,000 product awards from magazines and websites in approximately 45 countries since 2016, of which more than 3,500 were “Gold,” “Editor’s Choice,” “Approved,” or similar awards, including multiple perfect “10 out of 10” or similar perfect ratings.

We believe our brand, market position and operational excellence will allow us to continue to capture a growing share of the rapidly expanding gaming and streaming gear market, estimated at over $36 billion in 2019 by Jon Peddie Research. We intend to continue to grow by offering market-leading gear to gamers and content creators, expanding the breadth of our product suite to meet the needs of our customers, growing our worldwide market share, continuing to invest in marketing, product innovation and sales, and selectively pursuing accretive acquisitions.

Since 2017, our net revenue has grown significantly. For 2017, 2018, 2019 and for the six months ended June 30, 2019 and 2020, our net revenue was $855.5 million, $937.6 million, $1,097.2 million, $486.2 million and $688.9 million, respectively. For 2017, 2018, 2019 and for the six months ended June 30, 2019 and 2020, our gross margin was 20.2%, 20.6%, 20.4%, 19.3% and 26.7%, respectively. We generated net income (loss) of $7.4 million, $(13.7) million, $(8.4) million, $(15.9) million and $23.8 million for 2017, 2018, 2019 and the six months ended June 30, 2019 and 2020, respectively. For 2017, 2018, 2019 and the six months ended June 30, 2019 and 2020, our adjusted operating income was $63.1 million, $61.6 million, $65.8 million, $18.3 million and $72.4 million, respectively, our adjusted net income was $34.3 million, $20.0 million, $27.5 million, $0.6 million and $43.6 million, respectively and our adjusted EBITDA was $67.5 million, $67.4 million, $71.6 million, $20.8 million and $76.7 million respectively. Our revenue, gross margin, net income (loss), adjusted operating income, adjusted net income (loss) and adjusted EBITDA each increased for the twelve months ended June 30, 2019 to the same period in 2020 from $973.1 million to $1,299.9 million, from 20.1% to 24.2%, from $(26.7) million to $31.3 million, from $51.2 million to $119.9 million, from $7.4 million to $70.4 million and from $56.6 million to $127.6 million, respectively.

Adjusted operating income, adjusted net income (loss) and adjusted EBITDA are not financial measures under U.S. generally accepted accounting principles, or GAAP. See “Selected Financial Data—Non-GAAP Financial Measures” for an explanation of how we compute these non-GAAP financial measures and for their reconciliations to the most directly comparable GAAP financial measure. Net revenue, gross margin and net income for the year ended December 31, 2017 are unaudited pro forma financial information derived from the audited statements of operations of the Predecessor and Successor. See “Unaudited Pro Forma Financial Information for the Acquisition Transaction” for an explanation of the pro forma amounts.

Our Industry

Since traditional arcade games of the 1970s, gaming has evolved into the mainstream and taken a central place in the global entertainment landscape. There were an estimated 2.6 billion gamers worldwide across all devices spending more than $148.8 billion on games in 2019, according to Newzoo. Based on the latest available Nielsen data, gaming today represents approximately 11% of leisure time in the United States, surpassing activities such as using social media and messaging.

In parallel, digital content creation today has democratized, with content sharing, video-first communication and voice-chat being the norm among creators, viewers and gamers. Streaming is now ubiquitous, with over 2 billion monthly users watching pre-recorded videos on YouTube and over 12 billion live streaming hours watched across Twitch, YouTube Gaming and Facebook Gaming in 2019. Further, viewership of eSports, the peak of competitive gaming, has grown to surpass multiple traditional, mature sports. For example, the League of Legends World Championship attracted over 100 million live viewers in November 2019, which is comparable to the live viewers on FOX’s broadcast of the Super Bowl in February 2020, and more than five times than the viewers for game six of the 2019 NBA Finals. A virtuous circle of eSports players, viewers and revenue, catalyzed by the growing proliferation of streaming, is both attracting new gamers and increasing the performance focus of existing gamers, who advance from less engaged gaming to high-performance gameplay.

Historically, gamers and streamers were required to use hardware that was designed for office use, lacking integration capabilities and, most importantly, the performance and features necessary to maximize a gamer’s or streamer’s potential. Because both gaming and streaming have reached a level of innovation, sophistication and competition that, even on an amateur level, allows for limited margin for error, competitive gamers and streamers require high-performance gear.

Our Market Opportunity

The global gaming PC and streaming gear markets, including peripherals, components and prebuilt PCs and laptops specifically designed for PC gaming, totaled approximately $36 billion in 2019, according to Jon Peddie Research.

In 2019, there were an estimated 524 million PC gamers, comprising committed, competitive and casual PC gamers. Approximately 94 million of these gamers spent over $1,000 on their gaming PC systems. These gamers, comprising committed and competitive PC gamers, represented approximately $30 billion of the global gaming PC gear market. Further, approximately 27 million of these gamers, comprising committed PC gamers, spent over $1,800 on their gaming PC systems, representing $18 billion of the global gaming PC gear market. Globally, committed, competitive and casual gamers are estimated to have each spent on average $651, $179 and $14, respectively, on gaming PC gear in 2019.

Further, there were an estimated 729 million console gamers globally in 2019, according to Newzoo, driving demand for gaming console gear including controllers and console headsets. In addition, there were an estimated 6 million committed streamers on Twitch and YouTube alone in 2019, with those who purchased streaming gear spending an average of over $240 on capture cards, Stream Decks, microphones, lighting and other streaming gear in 2019.

As gaming, eSports and streaming continue to expand in the mainstream, casual gamers increasingly aspire to emulate committed gamers such as eSports athletes, and amateur streamers increasingly seek to improve their production value quality. We expect this will bring new customers into the gaming and streaming gear market, and push existing customers to improve their performance and content quality, in part through related gear spending.

Our Market Leadership

Our focus on gamers and content creators, and our dedication to providing them with integrated high-performance gear have earned us a number one U.S. market share position in many of our key product lines according to June 2020 data from the NPD Group on a trailing twelve month basis and internal estimates.

We maintain our market leadership by staying true to the following principles:

•

We practice a gamer- and creator-centric design philosophy. Gamers look for gaming gear to play the most sophisticated games at the highest performance levels, while being able to customize such gear for differentiated control and style. Similarly, content creators seek gear that delivers exceptional production quality while remaining low in complexity, so they can focus on maximizing creativity. We continue to update and improve our gear on a regular basis to address the changing needs of gamers and content creators.

•

We prioritize high performance and professional quality. Our gaming and streaming gear meets our customers’ demanding requirements and features highly differentiated characteristics, including: gaming precision and speed, live streaming quality and user experience, gaming PC performance, durability and ergonomics.

Our Competitive Strengths

We are a leading global provider and innovator of high-performance gaming gear. We believe that we have a strong position in our target market, which consists of gamer and creator peripherals, and gaming components and systems markets, as a result of the following competitive strengths:

•

Leading brand recognition for performance drives strong customer loyalty. Since our founding in 1994, we have shipped more than 190 million gaming and streaming products as of June 30, 2020 and actively nurtured a passionate and engaged global customer base by maintaining a long history of delivering innovative, finely engineered products that have expanded the frontiers of gaming performance. As a result, we believe we have established ourselves as a leading brand among gaming enthusiasts and streamers, many of whom are active and prominent in eSports and act as ambassadors for our branded gear.

•

Differentiated, gamer and streamer-centric R&D engine focused on delivering a broad portfolio of high-performing gear. We are an innovation-driven company with a rigorous development process designed to consistently deliver high-performance and quality gaming and streaming gear to the market. Our focus on innovation and performance has also earned us significant industry recognition.

•

Differentiated software-driven ecosystem. Since our inception, we have concentrated our efforts on helping gamers succeed, which has led us to develop what we believe to be the most complete ecosystem of high-performance gaming gear in the market, which is connected through our iCUE software. We have applied the same ethos to our product development for streaming gear, developing a suite of streaming software under our Elgato brand that help streamers optimize their gear and maximize content quality.

•

Global sales and distribution network. As a global company, we have developed a comprehensive worldwide marketing and distribution network. In this network, we have established a multichannel sales model and have long-standing relationships with key distributors and retailers globally, as well as direct-to-consumer sales channels. We currently ship to more than 75 countries across six continents, with our gear being sold at leading retailers including Amazon, Best Buy, JD.com, MediaMarkt and Walmart.

•

Management team of visionary leaders with deep industry experience and proven ability to execute. We have a strong management team of experienced and talented executives with a track record of execution and deep industry knowledge.

Our Growth Strategy

We intend to grow our business by increasing value to our customers, expanding our market opportunity and further differentiating ourselves from competitors. Key components of our strategy include:

•

Advance as the global leader in high-performance gaming and streaming gear. The gaming and streaming gear category is benefiting from the growing popularity of eSports and streaming, which are driving an increase in gaming and streaming participants as well as spend per participant on high-performance gear. We believe our brand name, high-performance gear and market position will allow us to capture a large share of this market growth and we intend to continue to make significant marketing investments in leading eSports teams, athletes, streamers and social media influencers.

•

Continue to develop innovative, market-leading gaming and streaming gear. We intend to prioritize investment in creating innovative gaming and streaming gear and related software to enhance the customer experience by delivering cutting-edge technology.

•	Expand into new gear and services that grow our market opportunity. Since our inception, we have successfully entered a number of new gear categories, including gaming PC peripherals, streaming accessories, console controllers, and prebuilt and gaming PCs and laptops. As the gaming and content creation landscape continues to evolve, we intend to continue to introduce new products and services to address our customers’ new and changing needs, and to grow our market opportunity.

•

Leverage our software platforms to sell more gear to existing customers. Our software platforms integrate and enhance our ecosystem of gaming and streaming gear, which drives customer loyalty and allows us to successfully sell additional gear to existing customers.

•

Strengthen relationships with end-users by increasing direct-to-consumer sales. Through our acquisitions of Origin and SCUF in 2019, we acquired two companies whose sales are primarily generated through direct-to-consumer channels. While sales from this channel are a relatively small contributor to our revenue today, we believe direct-to-consumer sales represent a significant avenue to drive growth by facilitating increased market penetration across our product categories.

•

Continue to grow market share globally. As a globally recognized brand, we have a footprint that reaches customers in more than 75 countries. We will continue to invest in enhancing our sales and distribution infrastructure to expand our leadership position in the Americas and Europe. In the gaming peripherals market, we have increased our U.S. market share from 5.0% in December 2013 to 18.3% in June 2020 on a trailing twelve month basis according to NPD Group. We are a clear market leader in the gaming PC components market. According to NPD Group, we have increased our U.S. market share from 26.2% in December 2015 to 41.9% in June 2020 on a trailing twelve month basis. Additionally, for the twelve months ended June 2020, we had number one U.S. market share in gaming computer cases with a 18% market share, cooling solutions with a 53% market share, PSUs with a 42% market share and high-performance memory with a 54% market share. We view the Asia Pacific region as a long-term growth opportunity and recently invested in our local sales force and regional management to build out distributor networks and retail partnerships.

•

Selectively pursue complementary acquisitions. We plan to evaluate, and may pursue acquisitions, such as our acquisitions of Elgato, Origin and SCUF, which we believe strengthen our capabilities in existing segments as well as diversify our product offerings, broaden our end-user base or expand our geographic presence.

Our Solutions

We design our high-performance gear to address the needs of gamers and content creators. To help our customers perform at their peak, whether in game or on camera, we have developed the industry’s most complete integrated ecosystem of gamer and creator peripherals and gaming components and systems.

•

Gamer and creator peripherals. Our gamer and creator peripherals seek to provide the fastest, highest fidelity, and most seamless interface between digital athletes and their game, and content creators and their viewers. Our solutions include our high-performance gaming keyboards, mice, headsets, and controllers, as well as our streaming gear including capture cards, Stream Decks, microphones and studio accessories, among others.

•

Gaming components and systems. We develop and sell high-performance gaming components to help gamers build their own custom gaming PCs. We also develop and sell complete high-performance gaming systems using our gaming components. Our prebuilt systems and user-built systems are designed to deliver maximum performance, all the while providing our customers the design aesthetic and customizability they demand. Our solutions include our high-performance power supply units, or PSUs, cooling solutions, computer cases, and DRAM modules, as well as high-end prebuilt and custom-built gaming PCs, among others.

•

PC Gaming Software. Our product offering is enhanced by our two proprietary software platforms: iCUE for gamers and Elgato’s streaming suite for content creators. These software platforms provide unified, intuitive performance, and aesthetic control and customization across their respective product families.

Our iCUE software platform powers the full range of our gear from a single intuitive interface, providing advanced performance tuning, user customization and system monitoring. By enabling our customers to fine tune the response of our gaming gear to maximize performance and match their personal preferences and styles of play, we believe that iCUE provides a distinct competitive advantage.

Risks Associated with Our Business

Investing in our stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•

Our competitive position and success in the market depend to a significant degree upon our ability to build and maintain the strength of our brand among gaming enthusiasts and any failure to build and maintain our brand may seriously harm our business.

•

Our success and growth depend on our ability to continuously develop and successfully market new gear and improvements. If we are unable to do so, demand for our current gear may decline and new gear we introduce may not be successful.

•

We depend upon the introduction and success of new third-party high-performance computer hardware, particularly graphics processing units, or GPUs, and central processing units, or CPUs, and sophisticated new video games to drive sales of our gear. If newly introduced GPUs, CPUs and sophisticated video games are not successful, or if the rate at which those products are introduced declines, it may seriously harm our business.

•	We face intense competition, and if we do not compete effectively, we could lose market share, demand for our gear could decline and our business may be seriously harmed.

•	If the gaming industry, including streaming and eSports, does not grow as expected or declines, our business could be seriously harmed.

•

Our growth prospects are, to a certain extent, connected with the ongoing growth of streaming and eSports, and any reduction in the growth or popularity of streaming and eSports may seriously harm our business.

•	If we lose or are unable to attract and retain key management, our ability to compete could be seriously harmed and our financial performance could suffer.

•	We rely on highly skilled personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel our business may be seriously harmed.

•

Currency exchange rate fluctuations could result in our gear becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which may seriously harm our business.

•	Total unit shipments of our gear tend to be higher during the third and fourth quarters of the year. As a result, our sales are subject to seasonal fluctuations, which may seriously harm our business.

•	The coronavirus outbreak has had, and could continue to have, a materially disruptive effect on our business.

•

We have identified material weaknesses in our internal controls over financial reporting. If our remediation of the material weaknesses is not effective or we otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

•	We are controlled by a single stockholder, whose interest in our business may be different than yours.

•

We are a “controlled company” within the meaning of The Nasdaq Global Market or, Nasdaq, rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

The Reorganization and the Acquisition Transaction

Prior to the consummation of this offering and following the Reorganization described below, Corsair Gaming, Inc., the registrant, will own directly and indirectly all of our operating subsidiaries and assets.

In connection with the consummation of this offering, we will complete a corporate reorganization, or the Reorganization. Prior to the Reorganization, our North American operations and the majority of our international operations were conducted by certain operating subsidiaries held by separate entities, Corsair Gaming, Inc. and Corsair Holdings (Lux) S.à r.l., respectively, each of which was substantially owned by and under common control of Corsair Group (Cayman), LP, or EagleTree. EagleTree, through its general partner, is managed by affiliates of EagleTree Capital, LP, a private equity investment firm.

The Reorganization will be effected through the transfer of all of the outstanding capital stock of Corsair Holdings (Lux) S.à r.l., the entity that owns the operating subsidiaries conducting the majority of our international operations, to Corsair Gaming, Inc. in exchange for additional shares of our common stock. As a result, prior to our initial public offering, EagleTree will hold substantially all of our outstanding common shares and will hold approximately                 % of our common shares (or                 % if the underwriters exercise their option to purchase additional shares in full) following the consummation of this offering.

On August 28, 2017, EagleTree consummated the purchase of the shares of the subsidiaries of Corsair Components (Cayman) Ltd., or Predecessor, for aggregate consideration of approximately $550 million, or the Acquisition Transaction. In the Acquisition Transaction, Corsair Gaming, Inc. acquired the interests of the operating subsidiaries conducting our North American operations and Corsair Holdings (Lux) S.à r.l. indirectly acquired the operating subsidiaries conducting our international operations. Corsair Components (Cayman) Ltd. is our Predecessor for financial reporting purposes.

The following chart generally summarizes our organizational structure prior to and following the Reorganization and the offering. This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:

Corporate Information

We were originally incorporated in 1994 and began selling branded high-performance gaming PC memory in 1998. In connection with the Acquisition Transaction, Corsair Gaming, Inc. was formed as a Delaware corporation on July 19, 2017. Our corporate headquarters are located at 47100 Bayside Pkwy, Fremont, CA 94538, and our telephone number is +1 (510) 657-8747. Our website address is www.corsair.com. Information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

JOBS Act

We will be treated as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, for certain purposes until the earlier of the date on which we complete this offering or December 31, 2020. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding audited financial information and executive compensation arrangements.

THE OFFERING

Issuer	Corsair Gaming, Inc.

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Common stock to be outstanding after this offering	shares.

Option to purchase additional shares of common stock from us and the selling stockholders	shares.

Use of proceeds	We estimate that the net proceeds from the sale of shares of common stock in this offering by us will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from the sale of shares of common stock in this offering by us for debt reduction, working capital and general corporate purposes. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our common stock.

Controlled Company

After the consummation of this offering, we will be considered a “controlled company” for the purposes of the Nasdaq rules as EagleTree will, in the aggregate, have more than 50% of the voting power for the election of directors. See “Principal and Selling Stockholders.” As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors” as defined under the rules of Nasdaq; (2) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and (3) our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee or an entirely independent compensation committee, unless and until such time as we are required to do so. See “Management—Controlled Company Exception.”

Proposed Nasdaq Global Market symbol	“CRSR.”

In this prospectus, the number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of June 30, 2020, and excludes:

•

20,328,776 shares of common stock issuable upon the exercise of outstanding stock options, assuming the Reorganization had occurred as of June 30, 2020, having a weighted-average exercise price of $2.69 per share;

•

                shares of common stock reserved for issuance pursuant to future awards under our 2020 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan (including any additional shares due to an automatic increase from any award terminating, expiring or lapsing under the 2017 Program without any shares being delivered), which will become effective immediately prior to the consummation of this offering; and

•

                shares of common stock reserved for issuance pursuant to future awards under our 2020 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

Unless otherwise indicated, this prospectus reflects and assumes:

•	the completion of the Reorganization;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the consummation of this offering;

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock from us and the selling stockholders; and

•	no exercise of outstanding options after June 30, 2020.

SUMMARY FINANCIAL DATA

As a result of the Acquisition Transaction, we applied purchase accounting and a new basis of accounting beginning on August 28, 2017, the date of the Acquisition Transaction. Further, we were required by GAAP to record all assets and liabilities at fair value as of the effective date of the Acquisition Transaction. Accordingly, the financial statements are presented for two periods: (i) the accounts of Corsair Components (Cayman) Ltd. and its wholly-owned subsidiaries through August 27, 2017 and (ii) our and our subsidiaries’ accounts on and after August 28, 2017. We refer to the periods through August 27, 2017 as the Predecessor and the periods on and after August 28, 2017 as the Successor. These periods have been separated by a line on the face of the financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.

The summary statement of operations data as of and for the year ended December 31, 2016 and the period from January 1, 2017 to August 27, 2017, which relate to the Predecessor, and for the period from August 28, 2017 to December 31, 2017, which relate to the Successor, are derived from audited financial statements that are not included in this prospectus. The summary statement of operations data for the years ended December 31, 2018 and 2019 and the balance sheet data as of December 31, 2018 and 2019, which relate to the Successor, are derived from audited financial statements that are included in this prospectus. The summary statement of operations data for the six months ended June 30, 2019 and 2020 and the summary balance sheet data as of June 30, 2020 are derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our historical results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the remainder of 2020.

Although the period from January 1, 2017 to August 27, 2017 relates to the Predecessor and the period from August 28, 2017 to December 31, 2017 relates to the Successor, in order to assist in the period to period comparison, we are presenting an unaudited pro forma statement of operations for the year ended December 31, 2017. See “Unaudited Pro Forma Financial Information for the Acquisition Transaction” for an explanation of such pro forma information.

You should read the following financial information together with the information under “Capitalization,” “Selected Financial Data,” “Unaudited Pro Forma Financial Information for the Acquisition Transaction,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017	Year Ended December 31,		Six Months Ended June 30,
	2015	2016				2018	2019	2019	2020
	(In thousands)			(In thousands, except share and per share amounts)	(Unaudited) (In thousands)	(In thousands, except share and per share amounts)		(Unaudited) (In thousands, except share and per share amounts)
Statements of Operations Data:
Net revenue	$509,752	$595,402	$489,439	$366,110	$855,549	$937,553	$1,097,174	$486,247	$688,925
Cost of revenue	412,084	467,424	393,204	289,854	683,058	744,858	872,887	392,640	505,239

Gross profit	97,668	127,978	96,235	76,256	172,491	192,695	224,287	93,607	183,686
Operating expenses:
Product development	12,170	14,997	11,955	9,199	25,598	31,990	37,547	18,899	23,383
Sales, general and administrative	60,573	73,175	69,326	54,526	117,596	138,915	163,033	76,181	110,556

Total operating expenses	72,743	88,172	81,281	63,725	143,194	170,905	200,580	95,080	133,939

Operating income (loss) from continuing operations	24,925	39,806	14,954	12,531	29,297	21,790	23,707	(1,473)	49,747
Other (expense) income:
Interest expense	(4,543)	(3,474)	(2,249)	(8,753)	(24,490)	(32,680)	(35,548)	(17,944)	(18,946)
Other (expense) income, net	(1,385)	(2,236)	613	(96)	517	183	(1,558)	(1,078)	(52)

Total other expense	(5,928)	(5,710)	(1,636)	(8,849)	(23,973)	(32,497)	(37,106)	(19,022)	(18,998)

Income (loss) from continuing operations before income taxes	18,997	34,096	13,318	3,682	5,324	(10,707)	(13,399)	(20,495)	30,749
Income tax (expense) benefit	(3,401)	(5,519)	(4,775)	1,877	2,115	(3,013)	5,005	4,570	(6,932)

Net income (loss) from continuing operations	15,596	28,577	8,543	5,559	7,439	(13,720)	(8,394)	(15,925)	23,817
Discontinued operations:
Loss from discontinued operations before income taxes	(111)	—	—	—	—	—	—	—	—
Income tax benefit	319	—	—	—	—	—	—	—	—

Net income from discontinued operations	208	—	—	—	—	—	—	—	—

Net income (loss)	$15,804	$28,577	$8,543	$5,559	$7,439	$(13,720)	$(8,394)	$(15,925)	$23,817

Net income (loss) per share(1) (Successor)
Basic				$0.04		$(0.09)	$(0.06)	$(0.10)	$0.14

Diluted				$0.04		$(0.09)	$(0.06)	$(0.10)	$0.14

Weighted-average shares used to compute net income (loss) per share (Successor)
Basic				150,000,000		150,866,113	152,397,630	151,713,369	168,128,471

Diluted				150,000,000		150,866,113	152,397,630	151,713,369	172,353,670

Non-GAAP financial measures(2):
Adjusted operating income	$27,878	$42,202	$30,703	$32,413	$63,116	$61,578	$65,768	$18,259	$72,427
Adjusted net income	$17,917	$30,450	$23,989	$23,133	$34,324	$19,993	$27,504	$646	$43,563
Adjusted EBITDA	$29,990	$43,269	$33,765	$33,773	$67,538	$67,431	$71,594	$20,758	$76,739

(1)

Net income per share information for the Predecessor periods is not presented because it is not meaningful due to the change in capital structure that occurred as a result of the Acquisition Transaction.

(2)

Adjusted operating income, adjusted net income (loss) and adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. See the section titled “Selected Financial Data — Non-GAAP Financial Measures” for information regarding our use of these non-GAAP financial measures and their reconciliations to the most directly comparable GAAP measure.

	Predecessor	Successor							As Adjusted(1)
	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018		As of December 31, 2019		As of June 30, 2020		As of June 30, 2020
							(Unaudited)
Cash and restricted cash	$49,014	$19,030	$27,920		$51,947		$111,315		$
Inventories	94,854	114,986	149,022		151,063		144,386
Working capital	90,344	102,081	97,199		129,880		137,961
Intangible assets, net	19	259,363	247,812		291,027		271,772
Goodwill	—	203,122	226,679		312,750		310,682
Total assets	236,716	734,607	810,993		1,059,718		1,126,904
Debt, net	70,959	284,156	422,717		505,812		493,218
Deferred tax liabilities	151	42,314	34,690		33,820		31,657
Convertible preferred stock	69,231	—	—		—
Retained earnings (accumulated deficit)	33,990	5,560	(93,161	)(2)	(106,030	)(2)	(82,213	)(2)
Total shareholders’ (deficit) equity	(38,229)	254,661	162,702		216,775		240,506

(1)

As adjusted balance sheet data gives further effect to the sale by us of                  shares of common stock in this offering at an assumed initial public offering price of $                 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom as described under “Use of Proceeds.” We will not receive any proceeds from any sale of shares of our common stock in this offering by the selling stockholder; accordingly, there is no impact upon the as adjusted capitalization for these shares.

(2)	Reflects the payment of an $85 million special dividend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with the risks and uncertainties described elsewhere in this prospectus, including in our financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks actually occurs, our business, reputation, financial condition, results of operations, revenue and future prospects could be seriously harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Unless otherwise indicated, references to our business being seriously harmed in these risk factors and elsewhere will include harm to our business, reputation, financial condition, results of operations, revenue and future prospects. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Our competitive position and success in the market depend to a significant degree upon our ability to build and maintain the strength of our brands among gaming enthusiasts and streamers, and any failure to build and maintain our brands may seriously harm our business.

We regard our brands as a valuable asset, and we consider it essential to both maintaining and strengthening our brands that we be perceived by current and prospective customers as a leading supplier of cutting-edge, high-performance gear for gaming and streaming. This requires that we constantly innovate by introducing new and enhanced gear that achieves significant levels of acceptance among gamers. We also need to continue to invest in, and devote substantial resources to, advertising, marketing and other efforts to create and maintain brand recognition and loyalty among our retailer and distributor customers, gamers. However, product development, marketing and other brand promotion activities may not yield increased net revenue and, even if they do, any increased net revenue may not offset the expenses incurred in building our brands. Further, certain marketing efforts such as sponsorship of eSports athletes, content creators or events could become prohibitively expensive, and as a result these marketing initiatives may no longer be feasible.

If we fail to build and maintain our brands, or if we incur substantial expenses in an unsuccessful attempt to build and maintain our brands, our business may be harmed. Our brands may also be damaged by events such as product recalls, perceived declines in quality or reliability, product shortages, damaging action or conduct of our sponsored eSports athletes or content creators and other events, some of which are beyond our control.

Our success and growth depend on our ability to continuously develop and successfully market new gear and improvements. If we are unable to do so, demand for our current gear may decline and new gear we introduce may not be successful.

The gear we sell, which includes gamer and creator peripherals, and gaming components and systems, is characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. In addition, average selling prices of some of our gear tend to decline as the gear matures, and we expect this trend to continue. As a result, we must continually anticipate and respond to changing gamer requirements, innovate in our current and emerging categories of gear, introduce new gear and enhance existing gear in a timely and efficient manner in order to remain competitive and execute our growth strategy.

We believe that the success of our gear depends to a significant degree on our ability to identify new features or category opportunities, anticipate technological developments and market trends and distinguish our gear from those of our competitors. In order to further grow our business, we also will need to quickly develop, manufacture and ship innovative and reliable new gear and enhancements to our existing gear in a cost-effective and timely manner to take advantage of developments in enabling technologies and the introduction of new computer hardware, such as new generations of GPUs and CPUs, and computer games, all of which drive demand for our gear. Further, our growth depends in part on our ability to introduce and successfully market new gear and categories of gear. For example, we entered the console controller market in 2019 following our acquisition of SCUF and in the future intend to introduce other gear designed to appeal to the console gaming market. To the extent we do so, we will likely encounter competition from large, well-known consumer electronics and peripherals companies. Some of these companies have significantly greater financial, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. We cannot predict whether we will be successful in developing or marketing new gear and categories of gear and, if we fail to do so, our business may be seriously harmed.

In addition, we have recently implemented a work from home policy for many of our employees as a result of the recent COVID-19 coronavirus outbreak, which may have a substantial impact on attendance, morale and productivity, disrupt access to facilities, equipment, networks, corporate systems, books and records and may add additional expenses and strain on our business. The duration and extent of the impact from the coronavirus outbreak on our business depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the extent and effectiveness of containment actions and the impact of these and other factors on our employees. If our employees are required to work from home for many months, it could ultimately negatively impact new gear and improvements and potentially result in delays or releasing significant updates.

If we do not execute on these factors successfully, demand for our current gear may decline and any new gear that we may introduce may not gain widespread acceptance. If this were to occur, our business may be seriously harmed. In addition, if we do not continue to distinguish our gear through distinctive, technologically advanced features and designs, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business may be seriously harmed.

We depend upon the introduction and success of new third-party high-performance computer hardware, particularly GPUs and CPUs, and sophisticated new video games to drive sales of our gear. If newly introduced GPUs, CPUs and sophisticated video games are not successful, or if the rate at which those products are introduced declines, it may seriously harm our business.

We believe that the introduction of more powerful GPUs, CPUs and similar computer hardware that place increased demands on other system components, such as memory, power supply or cooling, has a significant effect on the demand for our gear. The manufacturers of those products are large, public, independent companies that we do not influence or control. As a result, our business results can be materially affected by the frequency with which new high-performance hardware products are introduced by these independent third parties, whether these products achieve widespread acceptance among gamers and whether additional memory, enhanced PSUs or cooling solutions, new computer cases or other peripheral devices are necessary to support those products. Although we believe that, historically, new generations of high-performance GPUs and CPUs have positively affected the demand for our gear, we cannot assure you that this will be the case in the future. For example, the introduction of a new generation of highly efficient GPUs and CPUs that require less power or that generate less heat than prior generations may reduce the demand for both our power supply units and cooling solutions. In the past, semiconductor and computer hardware companies have typically introduced new products annually, generally in the second calendar quarter, which has tended to drive our sales in the following two quarters. If computer hardware companies do not continue to regularly introduce new and enhanced GPUs, CPUs and other products that place increasing demands on system memory and processing speed, require larger power supply units or cooling solutions or that otherwise drive demand for computer cases and other peripherals, or if gamers do not accept those products, our business may be seriously harmed.

We also believe that sales of our gear are driven by conditions in the computer gaming industry. In particular, we believe that our business depends on the introduction and success of computer games with sophisticated graphics that place greater demands on system processing speed and capacity and therefore require more powerful GPUs or CPUs, which in turn drives demand for our DRAM modules, PSUs, cooling systems and other components and peripherals. Likewise, we believe that the continued introduction and market acceptance of new or enhanced versions of computer games helps sustain consumer interest in computer gaming generally. The demand for our gear would likely decline, perhaps substantially, if computer game companies and developers do not introduce and successfully market sophisticated new and improved games that require increasingly high levels of system and graphics processing power on an ongoing basis or if demand for computer games among computer gaming enthusiasts or conditions in the computer gaming industry deteriorate for any reason. As a result, our sales and other operating results fluctuate due to conditions in the market for computer games, and downturns in this market may seriously harm our business.

We face intense competition, and if we do not compete effectively, we could lose market share, demand for our gear could decline and our business may be seriously harmed.

We face intense competition in the markets for all of our gear. We operate in markets that are characterized by rapid technological change, constant price pressure, rapid product obsolescence, evolving industry standards and new demands for features and performance. We experience aggressive price competition and other promotional activities by competitors, including in response to declines in consumer demand and excess product supply or as competitors seek to gain market share.

In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies. Many of our current and potential competitors, some of which are large, multi-national businesses, have substantially greater financial, technical, sales, marketing, personnel and other resources and greater brand recognition than we have. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than we can. In addition, some of our competitors are small or mid-sized specialty companies that can react to changes in industry trends or consumer preferences or to introduce new or innovative products more quickly than we can. As a result, our product development efforts may not be successful or result in market acceptance of our gear. Our primary competitors include:

Competitors in the gamer and creator peripherals market. Our primary competitors in the market for gaming keyboards and mice include Logitech and Razer. Our primary competitors in the market for headset and related audio products include Logitech, Razer and Kingston through its HyperX brand. Our primary competitors in the gamer and creator streaming gear market include Logitech, following its acquisition of Blue Microphones, and AVerMedia. Our primary competitors in the performance controller market include Microsoft and Logitech.

Competitors in the gaming components and systems market. Our primary competitors in the market for PSUs, cooling solutions and computer cases include Cooler Master, NZXT, EVGA,

Seasonic and Thermaltake. Our primary competitors in the market for DRAM modules include G.Skill, Kingston through its HyperX brand and Micron through its Crucial division. Our primary competitors in the market for prebuilt gaming PCs and laptops include Dell through its Alienware brand, HP through its Omen brand, Asus and Razer. Our primary competitors in the market for custom-built gaming PCs and laptops include iBuypower and Cyberpower.

Competitors in new markets. We are considering introducing new gear for gamers or streamers and content creators and, to the extent we introduce gear in new categories, we will likely experience substantial competition from additional companies, including large computer gaming and streaming peripherals and consumer electronics companies with global brand recognition and significantly greater resources than ours.

Our ability to compete successfully is fundamental to our success in existing and new markets. We believe that the principal competitive factors in our markets include performance, reliability, brand and associated style and image, time to market with new emerging technologies, early identification of emerging opportunities, interoperability of products and responsive customer support on a worldwide basis. If we do not compete effectively, demand for our gear could decline, our net revenue and gross margin could decrease and we could lose market share, which may seriously harm our business.

Further, our ability to successfully compete depends in large part on our ability to compete on price for our high-performance gear. Much of the gear we sell is priced higher than products offered by our competitors. If gamers or streamers are not willing to pay the higher price point for our gear, we will either need to discount our gear or our sales volume could decrease. In either event, our business could be seriously harmed.

If gaming, including streaming and eSports, does not grow as expected or declines our business could be seriously harmed.

Over the past two decades, gaming has grown from a relatively niche industry to a significant segment of the global entertainment industry with a wide following across various demographic groups globally. This growth includes, and has been driven by, the rapid expansion of live game streaming by content creators and the growing popularity of professional competitive gaming, also referred to as eSports. However, the continued growth of the video gaming industry will depend on numerous factors, many of which are beyond our control, including but not limited to:

•	the rate of growth of PCs and gaming consoles or the migration of gamers to mobile devices and tablets away from PCs, which historically have been the core focus of our business;

•	the contained growth of streaming, including its popularity among fans and aspiring content creators and how it impacts their desire to purchase high-performance gaming and streaming gear;

•	the continued growth of eSports, including its increasing popularity among fans and amateur eSports athletes and how it impacts their desire to purchase high-performance gaming gear;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	social perceptions of gaming, especially those related to the impact of gaming on health and social development;

•

the introduction of legislation or other regulatory restrictions on gaming, such as restrictions addressing violence in video games and addiction to video games, also referred to as Gaming Disorder by the World Health Organization;

•	the relative availability and popularity of other forms of entertainment; and

•	changes in consumer demographics, tastes and preferences.

We generate a significant portion of our net revenue from gaming-related gear. As a result, any decline or slowdown in the growth of the gaming industry or the declining popularity of the gaming industry could materially and adversely affect our business. Further, while Newzoo has reported that there were 2.4 billion mobile gamers in 2019, but because we are focused on developing gear for gamers, we have no specific plans to attract gamers who use only mobile devices or tablets and we have no plans to develop gear specifically designed for gamers who use mobile devices or tablets. As a result, if gamers migrate to mobile devices or tablets and away from PCs and consoles, our business may be seriously harmed. In addition, we cannot assure you that the active demographics in gaming will continue to buy into and drive the growth in gamer culture and the games industry overall nor can we assure you that gaming will expand into new demographics that will drive growth. Further, if gamers’ interest in video games is diminished, this may seriously harm our business.

Our growth prospects are, to a certain extent, connected with the ongoing growth of eSports and live game streaming and any reduction in the growth or popularity of eSports or live game streaming may seriously harm our business.

The success of our business depends on eSports and live game streaming driving significant growth in the high-performance gaming and content streaming market, which could prompt strong growth in the sales of our gear. However, there are a number of factors which could result in the eSports or live game streaming markets having limited or negative impact on our sales and overall growth. These factors include:

•	our competitors marketing products that gain broader acceptance among eSports participants or streamers and content creators;

•

eSports amateurs and/or spectators not purchasing our gear that is utilized by eSports athletes and teams or streamers and content creators, including the eSports athletes and teams, and streamers we sponsor;

•	the popularity of eSports games that do not utilize any of our gear, for example games that run on mobile devices or tablets that replace more traditional eSports; and

•	our research and development and the gear we sell failing to satisfy the increasing high-performance requirements of competitive gamers or streamers.

Further, there are a number of factors which could result in the growth in the eSports or live game streaming markets stagnating, or even decreasing. These factors include:

•	consumer interest in watching either live or streamed broadcasts of competitors playing video games diminishing or even disappearing;

•	regulations limiting the broadcast of eSports or live streaming;

•	reduced accessibility of streaming and other gaming video content, whether due to platform fragmentation, the erection of paywalls, or otherwise; and

•	economics or monetization of eSports performing below expectations, ultimately causing a decrease in outside investments in eSports.

If one or more of the above factors are realized, our business may be seriously harmed.

If we lose or are unable to attract and retain key management, our ability to compete could be seriously harmed and our financial performance could suffer.

Our performance depends to a significant degree upon the contributions of our management team, particularly Andrew J. Paul, our co-founder, Chief Executive Officer and President. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business, meet competitive challenges or achieve our growth objectives. To the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner, and we may not be able to do so.

We rely on highly skilled personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel our business may be seriously harmed.

Our performance is largely dependent on the talents and efforts of highly skilled individuals, particularly our marketing personnel, sales force, electrical engineers, mechanical engineers and computer professionals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. We cannot assure you that our stock-based and other compensation will provide adequate incentives to attract, retain and motivate employees in the future, particularly if the market price of our common stock does not increase or declines. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed. Further, we also face significant competition for employees, particularly in the San Francisco Bay Area where our headquarters are located, and as a result, skilled employees in this competitive geographic location can often command higher compensation and may be difficult to hire.

Currency exchange rate fluctuations could result in our gear becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which may seriously harm our business.

Our international sales and our operations in foreign countries subject us to risks associated with fluctuating currency exchange rates. Because sales of our gear is denominated primarily in U.S. dollars, an increase in the value of the U.S. dollar relative to the currency used in the countries where our gear is sold may result in an increase in the price of our gear in those countries, which may lead to a reduction in sales. For example, continuing uncertainty of financial conditions in Europe, including concerns regarding the United Kingdom’s exit from the European Union, and the resulting economic instability and fluctuations in the values of the Euro and British pound compared to the U.S. dollar have led to variations in the local currency selling prices of, and therefore affected demand for, our gear in Europe and the United Kingdom. Likewise, because we pay our suppliers and third-party manufacturers, most of which are located outside of the United States, primarily in U.S. dollars, any decline in the value of the U.S. dollar relative to the applicable local currency, such as the Chinese Renminbi or the New Taiwan dollar, may cause our suppliers and manufacturers to raise the prices they charge us. In addition, we generally pay our employees located outside the United States in the local currency and, as a result of our foreign sales and operations, we have other expenses, assets and liabilities that are denominated in foreign currencies and changes in the value of the U.S. dollar could result in significant increases in our expenses that may seriously harm our business.

Total unit shipments of our gear tend to be higher during the third and fourth quarters of the year. As a result, our sales are subject to seasonal fluctuations, which may seriously harm our business.

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of gamers who purchase our gear. Our total unit shipments have generally been lowest in the first and second calendar quarters due to lower sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced GPUs, CPUs and other computer hardware products, which usually takes place in the second calendar quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total unit shipments for the second calendar quarter are generally the lowest of the year, followed by total unit shipments for the first calendar quarter. We expect these seasonality trends to continue. As a result, our total unit shipments are subject to seasonal fluctuations, which may seriously harm our business.

Our results of operations are subject to substantial quarterly and annual fluctuations, which may adversely affect the market price of our common stock.

Our results of operations have in the past fluctuated, sometimes substantially, from period to period, and we expect that these fluctuations will continue. A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual net revenue and other operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our business. These fluctuations also could both increase the volatility and adversely affect the market price of our common stock. There are numerous factors that may cause or contribute to fluctuations in our operating results. As discussed below, these factors may relate directly to our business or may relate to technological developments and economic conditions generally.

Factors affecting our business and markets. Our result of operations may be materially adversely affected by factors that directly affect our business and the competitive conditions in our markets, including the following:

•	changes in demand for our lower margin products relative to demand for our higher margin gear;

•	introduction or enhancement of products by us and our competitors, and market acceptance of these new or enhanced products;

•	loss of significant retail customers, cancellations or reductions of orders and product returns;

•	fluctuations in average selling prices of and demand for our gear;

•	change in demand for our gear due to our gear having higher price-points than products supplied by our competitors;

•	discounts and price reductions offered by our competitors;

•	a delay, reduction or cessation of deliveries from one or more of the third parties that manufacture our gear;

•	increased costs or shortages of our gear or components used in our gear;

•

changes in the frequency with which new high-performance computer hardware, particularly GPUs and CPUs, and sophisticated new computer games that drive demand for additional DRAM modules, higher wattage PSUs, enhanced cooling solutions and peripherals are introduced;

•

fluctuations in the available supply of high-performance computer hardware resulting in the increased costs to gamers, which could ultimately lead to decreased demand for our gaming gear, due to factors such as component supply shortages or gamers purchasing GPUs for non-gaming purposes such as cryptocurrency mining;

•	potential changes in trade relations arising from policy initiatives implemented by the current U.S. administration, which has been critical of existing and proposed trade agreements;

•	unexpected changes in laws, including tax and trade laws, and regulatory requirements;

•	delays or problems in our introduction of new gear;

•	delays or problems in the shipment or delivery of gear to customers;

•	changes in freight costs;

•	changes in purchasing patterns by the distributors and retailers to which we sell our gear;

•	seasonal electronics product purchasing patterns by our retail and distributor customers, as well as the gamers and streamers that purchase their gear directly from us;

•	competitive pressures resulting in, among other things, lower selling prices or loss of market share; and

•	cost and adverse outcomes of litigation, governmental proceedings or any proceedings to protect our brand or other intellectual property.

General economic conditions. Our business may be materially adversely affected by factors relating to global, national and regional economies, including:

•	uncertainty in economic conditions, either globally or in specific countries or regions;

•	fluctuations in currency exchange rates;

•	outbreaks of pandemics, such as the novel coronavirus;

•	the impact of political instability, natural disasters, war and/or events of terrorism;

•	macro-economic fluctuations in the United States and global economies, including those that impact discretionary consumer spending such as may result from the recent COVID-19 coronavirus outbreak;

•	changes in business cycles that affect the markets in which we sell our gear; and

•	the effect of fluctuations in interest rates on consumer disposable income.

Technological factors. In addition to technological developments directly relating to our gear, more generalized changes in technology may have a significant effect on our operating results. For example, our business could be seriously harmed by rapid, wholesale changes in technology in or affecting the markets in which we compete or widespread adoption of cloud computing.

One or more of the foregoing or other factors may cause our expenses to be disproportionately higher or lower or may cause our net revenue and other operating results to fluctuate significantly in any particular quarterly or annual period. Our results of operations in one or more future quarters or years may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the market price of our common stock.

Cloud computing may seriously harm our business.

Cloud computing refers to a computing environment in which software is run on third-party servers and accessed by end-users over the internet. In a cloud computing environment a user’s computer may be a so-called “dumb terminal” with minimal processing power and limited need for high-performance components. Through cloud computing, gamers will be able to access and play graphically sophisticated games that they may not be able to otherwise play on a PC that is not fully equipped with the necessary, and often expensive, hardware. If cloud computing is widely accepted, the demand for high-performance computer gaming hardware products such as the PC high-performance memory, prebuilt and custom gaming PCs and laptops, and other PC gaming components we sell, could diminish significantly. As a result, if cloud computing gaming were to become widely adopted, such adoption could seriously harm our business.

Conditions in the retail and consumer electronics markets may significantly affect our business and could have an adverse effect on our net revenue.

We derive most of our revenue from higher priced gear sold through online and brick-and-mortar retailers to gamers, and we are vulnerable to declines in consumer spending due to, among other things, depressed economic conditions, reductions in disposable income and other factors that affect the retail and consumer electronics markets generally. In addition, our revenues are attributable to sales of high-performance gamer and creator peripherals and gaming components and systems, all of which are products that are geared to the computer gaming market which, like other consumer electronic markets, is susceptible to the adverse effects of poor economic conditions.

Other significant negative effects could include limited growth or reductions in worldwide sales of products that incorporate DRAM modules, such as PCs, smartphones and servers, resulting in excess supply in the worldwide DRAM market and reduced demand for our gear from our customers as they limit or lower their spending and inventory levels. Adverse economic conditions may also reduce our cash flow due to delays in customer payments, increase the risk of customer bankruptcy or business failures and result in increases in bad debt write-offs and receivables reserves.

Other negative effects on our business resulting from adverse economic conditions worldwide may include:

•	higher costs for promotions, customer incentive programs and other initiatives used to stimulate demand;

•	increased risk of excess and obsolete inventories, which may require write-downs or impairment charges;

•	financial distress or bankruptcy of key suppliers or third-party manufacturers, resulting in insufficient product quantities to meet demand or increases in the cost of producing our gear; and

•	financial distress or bankruptcy of key distributors, resellers or retailers.

Depressed economic conditions, whether in our key regional markets or globally, could result in a decline in both product prices and the demand for our gear, which may seriously harm our business.

Our sponsorship of individuals, teams and events within the gaming community is subject to numerous risks that may seriously harm our business.

We interact with the gaming community in numerous ways, including through the sponsorship of streamers, eSports events, tournaments, eSports athletes and teams. These sponsored events and individuals are associated with our brand and represent our commitment to the gaming community. We cannot assure you that we will be able to maintain our existing relationships with any of our sponsored individuals or teams in the future or that we will be able to attract new highly visible gamers to endorse our gear. Additionally, certain individuals or teams with greater access to capital may increase the cost of certain sponsorships to levels we may choose not to match. If this were to occur, our sponsored individuals, teams or events may terminate their relationships with us and endorse our competitors’ products, and we may be unable to obtain endorsements from other comparable alternatives. In addition, if any of our sponsored individuals or teams become unpopular or engage in activities perceived negatively in the gaming community or more broadly, our sponsorship expenditures could be wasted and our brand reputation could be damaged which, in turn, could seriously harm our business.

DRAM integrated circuits account for most of the cost of producing our DRAM modules and fluctuations in the market price of DRAM integrated circuits may have a material impact on our net revenue and gross profit.

DRAM integrated circuits, or ICs, account for most of the cost of producing our DRAM modules. The market for these ICs is highly competitive and cyclical. Prices of DRAM ICs have historically been subject to volatility over relatively short periods of time due to a number of factors, including imbalances in supply and demand. We expect these fluctuations will recur in the future, which could seriously harm our business. For example, changes in the selling prices of our DRAM modules can have a substantial impact on our net revenue as our performance memory products represents a significant portion of our overall net revenue. In addition, declines in the market price of ICs enable our competitors to lower prices and we will likely be forced to lower our product prices in order to compete effectively which could have an adverse effect on our net revenue. Further, because we carry inventories of DRAM ICs and DRAM modules at our facility in Taiwan, fluctuations in the market price of these ICs can have an effect on our gross margin. For example, declines in the prices of these ICs and their related products have tended to have a negative short-term impact on gross margin of our DRAM modules. In addition, selling prices of our DRAM modules, on the one hand, and market prices of DRAM ICs, on the other hand, may rise or fall at different rates, which may also affect our gross margin. Any of these circumstances could materially adversely affect our net revenue and gross margins.

We use DRAM ICs produced by Samsung, Micron and Hynix in our DRAM modules. We purchase those DRAM ICs, pursuant to purchase orders and not long-term supply contracts, largely from third-party distributors and, to a lesser extent, directly from those manufacturers. According to market share data for DRAM IC manufacturers appearing on the website of DRAM Exchange, a market research firm, Samsung, a manufacturer of DRAM ICs, had an approximately 46% share of the worldwide DRAM IC market for 2017, compared to approximately 29% for Hynix and approximately 21% for Micron in each case for the same period. However, should supply from any of these vendors be limited, we cannot assure you that we would be able to meet our needs by purchasing DRAM ICs produced by other manufacturers or from agents and distributors. Further, there are a limited number of companies capable of producing the high-speed DRAM ICs required for our high-performance DRAM modules, and any inability to procure the requisite quantities and quality of DRAM ICs could reduce our production of DRAM modules and could seriously harm our business.

The coronavirus outbreak has had, and could continue to have, a materially disruptive effect on our business.

A novel strain of coronavirus emerged in December 2019. This coronavirus and COVID-19, the disease it causes, has spread globally and has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. For example, starting in mid-March 2020, the governor of California, where our headquarters are located, issued shelter-in-place orders restricting non-essential activities, travel and business operations for an indefinite period of time, subject to certain exceptions for necessary activities. Such orders or restrictions, have resulted in our headquarters closing, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, thereby negatively impacting our operations.

The spread of COVID-19 has and could continue to seriously harm our business. Current and potential impacts include, but are not limited to, the following:

•

the extended closures in early February 2020 and slow ramp up of capacity of many factories in China and other countries in Asia where many of our products and the components and subcomponents used in the manufacture of our gear created, and could continue to create, supply chain disruptions for our gear;

•	supply and transportation costs have increased, and may continue to increase, as alternate suppliers are sought;

•	labor shortages within delivery and other industries due to extended worker absences could create further supply chain disruptions;

•

extended employee absences could negatively impact our business, including potential reductions in the availability of the sales team to complete sales and delays in deliverables and timelines within our engineering and support functions;

•	fluctuations in foreign exchange rates could make our products less competitive in a price-sensitive environment for our non-US customers; and

•

significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity, including our ability to repay the indebtedness outstanding from our credit facilities.

The extent to which the COVID-19 outbreak ultimately impacts our business, sales, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, we may continue to experience significant impacts to our business as a result of its global economic impact, including any economic downturn or recession that has occurred or may occur in the future.

A significant portion of our net revenue is generated by sales of DRAM modules and any significant decrease in the average selling prices of our DRAM modules would seriously harm our business.

A significant percentage of our net revenue is generated by sales of DRAM modules. In particular, net revenue generated by sales of DRAM modules accounted for a total of 43.7%, 41.8%, 39.1% and 38.2% of our net revenue in 2017, 2018, 2019 and for the six months ended June 30, 2020, respectively. As a result, any significant decrease in average selling prices of our DRAM modules, whether as a result of declining market prices of DRAM ICs or for any other reason, would seriously harm our business. Selling prices for our DRAM modules tend to increase or decrease with increases or decreases, respectively, in market prices of DRAM ICs.

Sales to a limited number of customers represent a significant portion of our net revenue, and the loss of one or more of our key customers may seriously harm our business.

In 2017, 2018, 2019 and for the six months ended June 30, 2020, sales to Amazon, accounted for 17.7%, 22.4%, 25.1% and 26.8% respectively, of our net revenue, and sales to our ten largest customers accounted for 43.4%, 51.0%, 51.6% and 52.4% of the same periods, respectively, of our net revenue. Our customers typically do not enter into long-term agreements to purchase our gear but instead enter into purchase orders with us from time to time. These purchase orders may generally be cancelled and orders can be reduced or postponed by the customer. In addition, our customers are under no obligation to continue purchasing from us and may purchase similar products from our competitors. Further, while we maintain accounts receivables insurance for many of our customers, we do not maintain such coverage for Amazon or for any customer in China. As a result, if either Amazon or any customer in China were to default on its payment to us, we would not be covered by such insurance, and our business may be seriously harmed. If the financial condition of a key customer weakens, if a key customer stops purchasing our gear, or if uncertainty regarding demand for our gear causes a key customer to reduce their orders and marketing of our gear, our business could be seriously harmed. A decision by one or more of our key customers to reduce, delay or cancel its orders from us, either as a result of industry conditions or specific events relating to a particular customer or failure or inability to pay amounts owed to us in a timely manner, or at all, may seriously harm our business. In addition, because of our reliance on key customers, the loss of one or more key customers as a result of bankruptcy or liquidation or otherwise, and the resulting loss of sales, may seriously harm our business.

We have limited manufacturing facilities that only assemble our DRAM modules, custom built PCs, custom cooling and controllers, we have no guaranteed sources of supply of products or components and we depend upon a small number of manufacturers, some of which are exclusive or single-source suppliers, to supply our gear, each of which may result in product or component shortages, delayed deliveries and quality control problems.

We maintain limited manufacturing facilities that only produce DRAM modules, custom built PCs, custom cooling and performance controllers, and as a result, we depend entirely upon third parties to manufacture and supply the gear we sell and the components used in our gear such as gaming peripherals and gaming components. Our gear that is manufactured by outsourced parties is generally produced by a limited number of manufacturers and in some instances is purchased on a purchase order basis. For example, each model of our gaming keyboards, gaming mice, gaming headsets, computer cases, PSUs and cooling solutions is produced by a single manufacturer. We do not have long-term supply agreements with some of our manufacturers and suppliers. In addition, we carry limited inventories of our gear, and the loss of one or more of these manufacturers or suppliers, or a significant decline in production or deliveries by any of them, could significantly limit our shipments of gear or prevent us from shipping that gear entirely.

Our reliance upon a limited number of manufacturers and suppliers exposes us to numerous risks, including those described below.

Risks relating to production and manufacturing. Our business could be seriously harmed if our manufacturers or suppliers ceased or reduced production or deliveries, raised prices, lengthened production or delivery times or changed other terms of sale. In particular, price increases by our manufacturers or suppliers could seriously harm our business if we are unable to pass those price increases along to our customers. Furthermore, the supply of products from manufacturers and suppliers to us could be interrupted or delayed, and we may be unable to obtain sufficient quantities of our products because of factors outside of our control. For example, our manufacturers and suppliers may experience financial difficulties, be affected by natural disasters or pandemics, have limited production facilities or manufacturing capacity, may experience labor shortages or may be adversely affected by regional unrest or military actions. In addition, we may be slower than our competitors in introducing new products or reacting to changes in our markets due to production or delivery delays by our third-party manufacturers or suppliers. Likewise, lead times for the delivery of products being manufactured for us can vary significantly and depend on many factors outside of our control, such as demand for manufacturing capacity and availability of components. In addition, if one of our exclusive or single-source manufacturers were to stop production, or experience product quality or shortage issues, we may be unable to locate or engage a suitable replacement on terms we consider acceptable and, in any event, there would likely be significant delays before we were able to transition production to a new manufacturer and potentially significant costs associated with that transition.

Risks relating to product quality. Our manufacturers or suppliers may provide us with products or components that do not perform reliably or do not meet our quality standards or performance specifications or are susceptible to early failure or contain other defects. This may seriously harm our reputation, increase our warranty and other costs or lead to product returns or recalls, any of which may seriously harm our business.

Risks relating to product and component shortages. From time to time we have experienced product shortages due to both disruptions in supply from the third parties that manufacture or supply our gear and our inability or the inability of these third-party manufacturers to obtain necessary components, and we may experience similar shortages in the future. Moreover, procurement of the other components used in our gear is generally the responsibility of the third parties that manufacture our gear, and we therefore have limited or no ability to control or influence the procurement process or to monitor the quality of components.

Any disruption in or termination of our relationships with any of our manufacturers or suppliers or our inability to develop relationships with new manufacturers or suppliers as and when required would cause delays, disruptions or reductions in product shipment and may require product redesigns, all of which could damage relationships with our customers, seriously harm our brand, increase our costs and otherwise seriously harm our business. Likewise, shortages or interruptions in the supply of products or components, or any inability to procure these products or components from alternate sources at acceptable prices in a timely manner, could delay shipments to our customers and increase our costs, any of which may seriously harm our business.

If our proprietary iCUE software or Elgato streaming software suite have any “bugs” or glitches, or if we are unable to update the iCUE software or Elgato streaming software suite to incorporate innovations, our business may be seriously harmed.

Because most of the gear we sell is linked through either our iCUE software or our Elgato streaming software suite, “bugs” or other glitches in the software may cause it to not perform reliably, meet our quality standards or meet performance specifications. Further, even if we detect any bugs or other glitches in the iCUE software or our Elgato streaming software suite we may be unable to update the affected software effectively to remediate these problems. In addition, in order for us to stay competitive, we need to update the iCUE software, Elgato streaming software suit and any other software utilized by our gear, to incorporate innovations and other changes to address gamers and content creators’ changing needs. If we are unable to update the iCUE software or our Elgato streaming software suite to include such updates or address any bugs or glitches, its use to gamers and content creators may be substantially diminished, which could seriously harm our business.

The need to continuously develop new gear and product improvements increases the risk that our gear will contain defects or fail to meet specifications, which may increase our warranty costs and product returns, lead to recalls of gear, damage our reputation and seriously harm our business.

Gear that does not meet specifications or that contains, or is perceived by our customers or gamers to contain, defects could impose significant costs on us or seriously harm our business. Our gear may suffer from design flaws, quality control problems in the manufacturing process or components that are defective or do not meet our quality standards. Moreover, the markets we serve are characterized by rapidly changing technology and intense competition and the pressure to continuously develop new gear and improvements and bring that gear and improvements to market quickly heightens the risks that our gear will be subject to both quality control and design problems. Because we largely rely on third parties to manufacture our gear and the components that are used in our gear, our ability to control the quality of the manufacturing process and the components that are used to manufacture our gear is limited. Product quality issues, whether as a result of design or manufacturing flaws or the use of components that are not of the requisite quality or do not meet our specifications, could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses. In that regard, we have previously voluntarily recalled the SF-series PSUs. Recalls of gear and warranty-related issues can be costly, cause damage to our reputation and result in increased expenses, lost revenue and production delays. We may also be required to compensate customers for costs incurred or damages caused by defective gear. If we incur warranty or product redesign costs, institute recalls of gear or suffer damage to our reputation as a result of defective gear, our business could be seriously harmed.

While we operate a facility in Taiwan that assembles, tests and packages most of our DRAM modules and certain other products, we rely upon manufacturers in China to produce a significant portion of our other products, which exposes us to risks that may seriously harm our business.

We operate a facility in Taiwan that assembles, tests, packages and ultimately supplies nearly all of our DRAM modules and a significant portion of our cooling solutions and prebuilt and custom gaming systems. We also assemble, test, package and ultimately supply our custom-built PCs in our U.S. facility, and our customized gaming controllers in our U.S. and U.K. facilities. All of the other gear we sell, including the components used to assemble our DRAM modules, are produced at factories operated by third-parties located in China, Taiwan and countries in Southeast Asia. The fact that all of these facilities, manufacturers, suppliers and factories are concentrated in Taiwan and China exposes us to numerous risks.

We believe one of the most significant risks associated with this concentration in Taiwan and China is that production may be interrupted or limited because of labor shortages in southern China and by strains on the local infrastructure. In addition, production at facilities located in China or Taiwan, including our own manufacturing, testing and packaging facility in Taiwan, and deliveries from those facilities, may be adversely affected by tensions, hostilities or trade disputes involving China, Taiwan, the United States or other countries. There is considerable potential political instability in Taiwan related to its disputes with China. Although we do not do business in North Korea, any future increase in tensions between South Korea and North Korea, such as an outbreak or escalation of military hostilities, or between Taiwan and China could materially adversely affect our operations in Asia or the global economy, which in turn may seriously harm our business.

Other risks resulting from this concentration of our manufacturing facilities and our suppliers in Taiwan and China include the following:

•	the interpretation and enforcement of China’s laws continues to evolve, which may make it more difficult for us to obtain a reliable supply of our gear at predictable costs;

•

these facilities are located in regions that may be affected by earthquakes, typhoons, other natural disasters, pandemic outbreaks, political instability, military actions, power outages or other conditions that may cause a disruption in supply;

•	our costs may be increased and deliveries of our gear may be decreased or delayed by trade restrictions; and

•

our reliance on foreign manufacturers and suppliers exposes us to other risks of doing business internationally, some of which are described below under “We conduct our operations and sell our gear internationally and the effect of business, legal and political risks associated with international operations may seriously harm our business.”

In addition, if significant tariffs or other restrictions are placed on Chinese imports or any related counter-measures are taken by China, our business may be seriously harmed if such tariffs or counter-measures affect the manufacturing costs of any of our gear. Further, such tariffs could adversely impact our gross profits if we cannot pass the increased costs incurred as a result of these tariffs through to our consumers, or if the resulting increased prices result in a decrease in consumer demand.

The occurrence of any one or more of these risks may seriously harm our business.

If we do not successfully coordinate the worldwide manufacturing and distribution of our gear, we could lose sales.

Our business requires that we coordinate the manufacture and distribution of our gear over a significant portion of the world. We rely upon third parties to manufacture our gear and to transport and distribute our gear to our customers. If we do not successfully coordinate the timely and efficient manufacturing and distribution of our gear, our costs may increase, we may experience a build-up in inventory, we may not be able to deliver sufficient quantities to meet customer demand and we could lose sales, each of which could seriously harm our business.

Our operating results are particularly sensitive to freight costs, and our costs may increase significantly if we are unable to ship and transport finished products efficiently and economically across long distances and international borders, which may seriously harm our business.

All of our gear is manufactured in Asia, and we transport significant volumes of finished products across long distances and international borders. As a result, our operating results can be significantly affected by changes in transportation costs. In that regard, although we ship our DRAM modules, which have selling prices that are relatively high compared to their size and weight, by air, we generally use ocean freight to ship our other products because of their relatively low selling prices compared to their size and weight. If we underestimate the demand for any of the products we ship by ocean freight, or if deliveries of those products to us by our manufacturers are delayed or interrupted, we may be required to ship those products by air in order to fill orders on a timely basis. Shipping larger or heavier items, such as cases or PSUs, by air is significantly more expensive than using ocean freight. As a result, any requirement that we ship these products by air, whether because we underestimate demand or because of an interruption in supply from the manufacturers who produce these products or for any other reason, could materially increase our costs. In addition, freight rates can vary significantly due to large number of factors beyond our control, including changes in fuel prices or general economic conditions or the threat of terrorist activities or acts of piracy. If demand for air or ocean freight should increase substantially, it could make it difficult for us to procure sufficient cargo transportation space at prices we consider acceptable, or at all. Increases in our freight expenses, or any inability to ship our gear as and when required, may seriously harm our business.

Because our gear must cross international borders, we are subject to risk of delay if our documentation does not comply with customs rules and regulations or for similar reasons. In addition, any increases in customs duties or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our gear to our retailer customers or gamers or decrease our margins. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for non-compliance.

We may be subject to future tax audits in various jurisdictions, which may seriously harm our business.

We operate in multiple jurisdictions, are taxed pursuant to the tax laws of each of these jurisdictions and may be subject to future tax audits in each of these jurisdictions. Because we have substantial operations in a number of locations worldwide, tax authorities in various jurisdictions may raise questions concerning matters such as transfer pricing, whether revenues or expenses should be attributed to particular countries, the presence or absence of permanent establishments in particular countries and similar matters. In addition, we have engaged in a number of material restructuring transactions in various jurisdictions, including in the Acquisition Transaction, and the tax positions we have adopted in connection with these restructuring transactions may be subject to challenge. While we have contractual rights to indemnification in respect of certain taxable periods ending on or before the date of the Acquisition Transaction, such indemnity protection does not address all potential tax risks that may arise from such taxable periods, and we cannot assure you that we would be successful in collecting on an indemnification claim if such tax matters were to arise. Accordingly, a material assessment by a tax authority in any jurisdiction could require that we make significant cash payments without reimbursement. If this were to occur, our business may be seriously harmed.

Our effective tax rate may increase in the future, including as a result of the Reorganization and recent U.S. tax legislation.

Our effective tax rate may be impacted by changes in or interpretations of tax laws in any given jurisdiction, utilization of or limitations on our ability to utilize any tax credit carry-forwards, changes in geographical allocation of revenue and expense and changes in management’s assessment of matters such as our ability to realize the value of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate which reflects a variety of factors that may or may not be present in any given year.

As a result of the Reorganization, we acquired a number of non-U.S. affiliated entities with substantial non-U.S. assets and operations. Following the Reorganization, we may be subject to current U.S. federal income taxes on the earnings of such non-U.S. affiliates in a manner that may adversely impact our effective tax rate.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, or Tax Act, was enacted, which has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, adopting elements of a partially territorial tax system, revising the rules governing net operating losses and the rules governing foreign tax credits, and introducing new anti-base erosion provisions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service, or the IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security, or CARES, Act was enacted, which provides temporary relief from certain aspects of the Tax Act that had imposed limitations on the utilization of certain losses, interest expense deductions, and minimum tax credits. We have recorded additional income tax benefits of $0.6 million in the first quarter of 2020 resulting from the enactment of the CARES Act.

In light of these factors, we cannot assure you that our effective income tax rate will not change in future periods. Accordingly, if this were to occur, and if our effective tax rate were to increase, our business may be seriously harmed.

Our ability to utilize our net operating loss, or NOL, carryforwards and certain other tax attributes may be limited.

Our ability to utilize our NOL carryforwards to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon our generation of future taxable income before the expiration dates of the NOL carryforwards, and we cannot predict with certainty when, or whether, we will generate sufficient taxable income to use all of our NOL carryforwards.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We have experienced ownership changes in the past, and we may experience ownership changes in the future and/or subsequent shifts in our stock ownership (some of which may be outside our control), including as a result of this offering. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset U.S. federal taxable income may be subject to limitations under Section 382, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Technological developments or other changes in our industry could render our gear less competitive or obsolete, which may seriously harm our business.

Our industry is characterized by rapidly evolving technology and standards. These technological developments require us to integrate new technology and standards into our gear, create new and relevant categories of gear and adapt to changing business models in a timely manner. Our competitors may develop or acquire alternative and competing technologies and standards that could allow them to create new and disruptive products or produce similar competitive products at lower costs of production. Advances in the development of gaming, computing and audiovisual technology could render our gear less competitive or obsolete. For example, the emergence of augmented reality and virtual reality headsets could render certain of our gamer and creator peripherals such as keyboards and mice less relevant, similar to how cloud computing could drastically reduce the need for gaming components and systems. If we are unable to provide new gear for augmented or virtual reality devices, our business may be seriously harmed. In addition, government authorities and industry organizations may adopt new standards that apply to our gear. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological changes and compete effectively. Our product development expenses were $25.6 million, $32.0 million, $37.5 million and $23.4 million for 2017, 2018, 2019 and for the six months ended June 30, 2020, respectively, representing 3.0%, 3.4%, 3.4% and 3.4% of our net revenue for these periods, respectively. Our failure to improve our gear, create new and relevant categories of gear and adapt to changing business models in a timely manner may seriously harm our business.

We order most of our gear from third-party manufacturers based on our forecasts of future demand and targeted inventory levels, which exposes us to the risk of both product shortages, which may result in lost sales and higher expenses, and excess inventory, which may require us to sell our gear at substantial discounts and lead to write-offs.

We depend upon our product forecasts to make decisions regarding investments of our resources and production levels of our gear. Because of the lead time necessary to manufacture our gear and the fact that we usually have little or no advance notice of customer orders, we must order our gear from third-party manufacturers and therefore commit to substantial purchases prior to obtaining orders for those products from our customers. This makes it difficult for us to adjust our inventory levels if orders fall below our expectations. Our failure to predict low demand for product can result in excess inventory, as well as lower cash flows and lower margins if we were unable to sell a product or if we were required to lower product prices in order to reduce inventories, and may also result in inventory write-downs. In addition, the cancellation or reduction of orders by our customers may also result in excess inventory. On the other hand, if actual orders exceed our expectations, we may need to incur additional costs, such as higher shipping costs for air freight or other expedited delivery or higher product costs for expedited manufacturing, in order to deliver sufficient quantities of products to meet customer orders on a timely basis or we may be unable to fill some orders altogether. In addition, many of the types of gear we sell have short product life cycles, so a failure to accurately predict and meet demand for products can result in lost sales that we may be unable to recover in subsequent periods. These short life cycles also make it more likely that slow moving or excess inventory may become obsolete, requiring us to sell our gear at significant discounts or write off entirely excess or obsolete inventory. Any failure to deliver gear in quantities sufficient to satisfy demand can also seriously harm our reputation with both our retailer customers and end-consumers.

Over the past few years, we have expanded the number and types of gear we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and the markets in which we sell our gear has increased the difficulty of accurately forecasting product demand. We have in the past experienced significant differences between our forecasts and actual demand for our gear and expect similar differences in the future. If we do not accurately predict product demand, our business may be seriously harmed.

Order cancellations, product returns, price erosion, product obsolescence and retailer and distributor customer and gamer incentive programs may result in substantial inventory and/or receivables write-downs and seriously harm our business.

The gear we sell is characterized by rapid technological change and short product life cycles. As a result, the gear that we hold in inventory may be subject to significant price erosion or may become obsolete, requiring inventory write-downs. We may experience excess or unsold inventory for a number of reasons, including demand for our gear being lower than our forecasts, order cancellations by our customers and product returns.

In that regard, rights to return products vary by customer and range from the right to return defective products to limited stock rotation rights allowing the exchange of a limited percentage of the customer’s inventory for new product purchases. If the estimated market values of products held in our finished goods and work in process inventories at the end of any fiscal quarter are below our cost of these products, we will recognize charges to write down the carrying value of our inventories to market value.

In addition, we provide a variety of rebates to both customers and gamers, including instant rebates, volume incentive rebates, back end rebates and mail-in rebates. We also have contractual agreements and cooperative marketing, promotional and other arrangements that provide rebates and other financial incentives to our retailer customers and gamers. To a limited extent, we also offer financial incentives related to retailer customer inventory of specific products. The aggregate amount of charges incurred as a result of all of these rebates and other financial incentives is offset from our gross revenue. For 2017, 2018, 2019 and for six months ended June 30, 2020, our gross revenue was reduced approximately by between 6% and 9% as a result of these rebates and other financial incentives. In the future, we also may be required to write down inventory or receivables due to product obsolescence or because of declines in market prices of our gear. Any write-downs or offsets could seriously harm our business.

Our indemnification obligations to our customers and suppliers for intellectual property infringement claims could require us to pay substantial amounts and may seriously harm our business.

We indemnify a limited number of retailer customers for damages and costs which may arise if our gear infringe third-party patents or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to make substantial settlement, damages or royalty payments or result in our incurring substantial legal costs. Our insurance does not cover intellectual property infringement. The potential amount of future payments to defend lawsuits or settle or otherwise satisfy indemnified claims under any of these indemnification provisions may be unlimited. We also have replacement obligations for product warranty claims relating to our gear. Our insurance does not cover such claims. Claims for intellectual property infringement and product warranty claims may seriously harm our business.

From time to time, we pay licensing fees in settlement of certain intellectual property infringement claims made by third parties. We cannot assure you that licensing fees paid under these circumstances will not seriously harm our business.

If we are unable to integrate our gear and proprietary software with third-party hardware, operating system software and other products, the functionality of our gear would be adversely affected, which may seriously harm our business.

The functionality of some of our gear depends on our ability to integrate that gear with the hardware, operating system software and related products of providers such as Intel, AMD, NVIDIA, Microsoft, Sony and Asus, among others. We rely to a certain extent on the relationships we have with those companies in developing our gear and resolving issues. We cannot assure you that those relationships will be maintained or that those or other companies will continue to provide the necessary information and support to allow us to develop gear that integrate with their products or that third party developers will continue to develop plugins for and integrations with our proprietary software, including Stream Deck. If integration with the products of those or other companies becomes more difficult, our gear would likely be more difficult to use or may not be compatible with key hardware, operating systems or other products, which would seriously harm our reputation and the utility and desirability of our gear, and, as a result, would seriously harm our business.

One of our strategies is to grow through acquisitions, which could result in operating difficulties, dilution to our stockholders and other seriously harmful consequences.

One of our strategies is to grow through acquisitions and we may also seek to grow through other strategic transactions such as alliances and joint ventures. In particular, we believe that our future growth depends in part on our ability to enhance our existing product lines and introduce new gear and categories of gear through acquisitions and other strategic transactions. There is substantial competition for attractive acquisitions and other strategic transactions, and we may not be successful in completing any such acquisitions or other strategic transactions in the future. Acquisitions may be particularly challenging during the COVID-19 pandemic. For example, we will likely not be able to travel to conduct in-person meetings and due diligence sessions with potential target companies. If we are successful in making any acquisition or strategic transaction, we may be unable to integrate the acquired business effectively or may incur unanticipated expenditures, which could seriously harm our business. The COVID-19 pandemic may make integration of these businesses even more difficult. Acquisitions and strategic transactions can involve a wide variety of risks depending upon, among other things, the specific business or assets being acquired or the specific terms of any transaction.

In addition, we may finance acquisitions or investments, strategic partnerships or joint ventures by issuing common stock, which may be dilutive to our stockholders, or by incurring indebtedness, which could increase our interest expense and leverage, perhaps substantially. Acquisitions and other investments may also result in charges for the impairment of goodwill or other acquired assets. Acquisitions of, or alliances with, technology companies are inherently risky, and any acquisitions or investments we make, or alliances we enter into, may not perform in accordance with our expectations. Accordingly, any of these transactions, if completed, may not be successful and may seriously harm our business.

In addition, foreign acquisitions or strategic transactions with foreign partners involve additional risks, including those related to integration of operations across different geographies, cultures and languages, as well as risks related to fluctuation in currency exchange rates and risks associated with the particular economic, political and regulatory environment in specific countries.

We need substantial working capital to operate our business, and we rely to a significant degree upon credit extended by our manufacturers and suppliers and borrowings under our revolving credit facility to meet our working capital needs. If we are unable to meet our working capital needs, we may be required to reduce expenses or product purchases, or delay the development, commercialization and marketing of our gear, which would seriously harm our business.

We need substantial working capital to operate our business. We rely to a significant degree upon credit extended by many of our manufacturers and suppliers in order to meet our working capital needs. Credit terms vary from vendor to vendor but typically allow us zero to 120 days to pay for the products. However, notwithstanding the foregoing, there are instances when we are required to pay for gear in advance of it being manufactured and delivered to us. We also utilize borrowings under our revolving credit facility to provide working capital, and access to external debt financing has historically been and will likely continue to be very important to us. As a result of any downturn in general economic conditions or conditions in the credit markets or other factors, manufacturers and suppliers may be reluctant to provide us with the same credit that they have in the past, which would require that we increase the level of borrowing under our revolving credit facility or obtain other external financing to provide for our substantial working capital needs. Additional financing may not be available on terms acceptable to us or at all. In particular, our access to debt financing may be limited by a covenant in our credit facilities, which requires our Consolidated Total Net Leverage Ratio (as defined in our credit facilities) to be no greater than 8.0 to 1.0 if the revolving credit part of our credit facilities is more than

35% drawn. As a result, the restriction imposed by our debt covenants could limit, perhaps substantially, the amount we are permitted to borrow under our credit facilities or under other debt arrangements.

To the extent we are required to use additional borrowings under our revolving credit facility or from other sources (if available and if permitted by the credit facility) to provide working capital, it could increase our interest expense and expose us to other risks of leverage. Any inability to meet our working capital or other cash needs as and when required would likely seriously harm our business, results of operations and financial condition and adversely affect our growth prospects and stock price and could require, among other things, that we reduce expenses, which might require us to reduce shipments of our gear or our inventory levels substantially or to delay or curtail the development, commercialization and marketing of our gear.

Indebtedness and the terms of our credit facilities may impair our ability to respond to changing business and economic conditions and may seriously harm our business.

We had $503.5 million of indebtedness as of June 30, 2020. We have incurred significant indebtedness under our credit facilities to fund working capital and other cash needs and we expect to incur additional indebtedness in the future, particularly if we use borrowings or other debt financing to finance all or a portion of any future acquisitions. In addition, the terms of our credit facilities require, and any debt instruments we enter into in the future may require, that we comply with certain restrictions and covenants. These covenants and restrictions, as well as any significant increase in our indebtedness, could adversely impact us for a number of reasons, including the following:

Cash flow required to pay debt service. We may be required to dedicate a substantial portion of our available cash flow to debt service. This risk is increased by the fact that borrowings under our credit facilities bear interest at a variable rate. This exposes us to the risk that the amount of cash required to pay interest under our credit facilities will increase to the extent that market interest increases. Our indebtedness and debt service obligations may also increase our vulnerability to economic downturns and adverse competitive and industry conditions.

Adverse effect of financial and other covenants. The covenants and other restrictions in our credit facilities and any debt instruments we may enter into in the future may limit our ability to raise funds for working capital, capital expenditures, acquisitions, product development and other general corporate requirements, which may adversely affect our ability to finance our operations, any acquisitions or investments or other capital needs or engage in other business activities that would be in our interests. Restrictive covenants may also limit our ability to plan for or react to market conditions or otherwise limit our activities or business plans and place us at a disadvantage compared to our competitors.

Risks of default. If we breach or are unable to comply with a covenant or other agreement contained in a debt instrument, the lender generally has the right to declare all borrowings outstanding under that debt instrument, together with accrued interest, to be immediately due and payable and may have the right to raise the interest rate. Upon an event of default under our credit facilities, the lender may require the immediate repayment of all outstanding loans and accrued interest. In addition, during the continuance of certain events of default under our credit facilities (subject to a cure period for some events of default), interest may accrue at a rate that is 200 basis points above the otherwise applicable rate. As a result, any breach or failure to comply with covenants contained in our debt instruments could seriously harm our business. Moreover, our credit facilities are secured by substantially all of our assets (including capital stock of our subsidiaries), except assets of our foreign subsidiaries and some of the shares of our foreign subsidiaries, and if we are unable to pay indebtedness secured by collateral when due, whether at maturity or if declared due and payable by the lender following a default, the lender generally has the right to seize and sell the collateral securing that indebtedness. We cannot assure you that we will not breach the covenants or other terms of our credit facilities or any other debt instruments in the future and, if a breach occurs, we cannot assure you that we will be able to obtain necessary waivers or amendments from the lender or to refinance the related indebtedness on terms we find acceptable, or at all. As a result, any breach or default of this nature may seriously harm our business.

Restrictions under our credit facilities. We must comply with covenants under our current credit facilities, one of which requires our Consolidated Total Net Leverage Ratio (as defined in our credit facilities) to be no greater than 8.0 to 1.0 if the revolving credit part of our credit facilities is more than 35% drawn. Our Consolidated Total Net Leverage Ratio as of June 30, 2020 was 2.5 to 1.0 and as of June 30, 2020, on an as adjusted basis to give effect to the consummation of this offering, was              to 1.0. While we anticipate we will be in compliance with this covenant immediately following the consummation of this offering, we cannot assure you that we will not breach these covenants in our credit facilities in the future or other covenants in our future credit facilities.

Our credit facilities also include covenants that limit or restrict our ability to, among other things, incur liens on our properties, make acquisitions and other investments and sell assets, subject to specified exceptions. In addition to the covenants described in the preceding sentence, we are also prohibited from incurring indebtedness other than debt owed to the lender under our credit facilities, debt associated with certain liens permitted by our credit facilities or subordinated debt. Our credit facilities also contain restrictions on our ability to pay dividends or make distributions in respect of our common stock or redemptions or repurchases of our common stock.

The phase-out of the London Interbank Offered Rate, or LIBOR, or the replacement of LIBOR with a different reference rate, may adversely affect interest rates.

Borrowings under our credit facilities bear interest at rates determined using LIBOR as the reference rate. On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it would phase-out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted, and currently it appears highly likely that LIBOR will be discontinued or substantially modified by 2021. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flows, and liquidity. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. Furthermore, we may need to renegotiate our revolving credit facility or incur other indebtedness, and changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such indebtedness.

We conduct our operations and sell our gear internationally and the effect of business, legal and political risks associated with international operations may seriously harm our business.

Sales to customers outside the United States accounted for 69.9%, 64.9%, 64.7% and 63.7% of our net revenue for 2017, 2018, 2019 and for the six months ended June 30, 2020, respectively. In addition, substantially all of the gear that we sell is manufactured at facilities in Asia. Our international sales and operations are subject to a wide range of risks, which may vary from country to country or region to region. These risks include the following:

•	export and import duties, changes to import and export regulations, and restrictions on the transfer of funds;

•	political and economic instability;

•	problems with the transportation or delivery of our gear;

•	issues arising from cultural or language differences and labor unrest;

•	longer payment cycles and greater difficulty in collecting accounts receivable;

•	compliance with trade and technical standards in a variety of jurisdictions;

•	difficulties in staffing and managing international operations, including the risks associated with fraud, theft and other illegal conduct;

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compliance with laws and regulations, including environmental, employment and tax laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

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difficulties enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States and European countries;

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the risk that trade to or from some foreign countries, or companies in foreign countries that manufacture our gear or supply components that are used in our gear, may be affected by political tensions, trade disputes and similar matters, particularly between China and Taiwan or between China and the United States;

•	United States and foreign trade restrictions, including those that may limit the importation of technology or components to or from various countries or impose tariffs or quotas;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition; and

•	imposition of currency exchange controls or taxes that make it impracticable or costly to repatriate funds from foreign countries.

To the extent we successfully execute our strategy of expanding into new geographic areas, these and similar risks will increase. We cannot assure you that risks relating to our international operations will not seriously harm our business.

System security and data protection breaches, as well as cyber-attacks, could disrupt our operations, reduce our expected revenue and increase our expenses, which may seriously harm our business.

Security breaches, computer malware and cyber-attacks have become more prevalent and sophisticated in recent years. These threats are constantly evolving, making it increasingly difficult to successfully defend against them or implement adequate preventative measures. These attacks have occurred on our systems in the past and are expected to occur in the future. Experienced computer programmers, hackers and employees may penetrate our security controls and misappropriate or compromise our confidential information or that of our employees or third parties. These attacks may create system disruptions or cause shutdowns. These hackers may also develop and deploy viruses, worms and other malicious software programs that attack or otherwise exploit security vulnerabilities in our systems. For portions of our information technology infrastructure, including business management and communication software products, we rely on products and services provided by third parties. These providers may also experience breaches and attacks to their products which may impact our systems. Data security breaches may also result from non-technical means, such as actions by an employee with access to our systems. To defend against security threats, both to our internal systems and those of our customers, we must continuously engineer more secure products and enhance security and reliability features, which may result in increased expenses.

Actual or perceived breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us, our partners, our customers or third parties could expose us and the parties affected to a risk of loss or misuse of this information, resulting in litigation and potential liability, paying damages, regulatory inquiries or actions, damage to our brand and reputation or other serious harm to our business. Our efforts to prevent and overcome these challenges could increase our expenses and may not be successful. We may experience interruptions, delays, cessation of service and loss of existing or potential customers. Such disruptions could adversely impact our ability to fulfill orders and interrupt other critical functions. Delayed sales, lower margins or lost customers as a result of these disruptions may seriously harm our business.

We may not be able to maintain compliance with all current and potentially applicable U.S. federal and state or foreign laws and regulations relating to privacy and cybersecurity, and actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate could have a material adverse effect on our business.

We are subject to a variety of laws and regulations that relate to the collection, processing, storing, disclosing, using, transfer and protecting of personal data and other data and the privacy of individuals. These laws and regulations constantly evolve and remain subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. Because we store, process and use data, some of which contain personal data, we are subject to complex and evolving federal, state and local laws and regulations regarding privacy, data protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation. The U.S. federal and state governments and agencies may in the future enact new legislation and promulgate new regulations governing collection, use, disclosure, storage, processing, transmission and destruction of personal data and other information. New privacy laws add additional complexity, requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact trading strategies and availability of previously useful data.

In addition, California enacted the California Consumer Privacy Act of 2018, or the CCPA, which came into force in 2020 (and is discussed in further detail below), which has encouraged “copycat” legislative proposals in other states across the country such as Nevada, Virginia, New Hampshire, Illinois and Nebraska. These legislative proposals may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data.

Compliance with existing and emerging privacy and cybersecurity laws and regulations could result in increased compliance costs and/or lead to changes in business practices and policies, and any failure to protect the confidentiality of client information could adversely affect our reputation, lend to private litigation against us, and require additional investment in resources, impact strategies and availability of previously useful data any of which could materially and adversely affect our business, operating results and financial condition.

The collection, storage, transmission, use and distribution of user data could give rise to liabilities and additional costs of operation as a result of laws, governmental regulation and risks of security breaches.

In connection with certain of our gear, we collect data related to our gamers and streamers. This data is increasingly subject to legislation and regulations in numerous jurisdictions around the world. Government actions are typically intended to protect the privacy and security of personal information and its collection, storage, transmission, use and distribution in or from the governing jurisdiction. In addition, because various jurisdictions have different laws and regulations concerning the use, storage and transmission of such information, we may face requirements that pose compliance challenges in existing markets as well as new international markets that we seek to enter.

Existing privacy-related laws and regulations in the United States and other countries are evolving and are subject to potentially differing interpretations, and various U.S. federal and state or other international legislative and regulatory bodies may expand or enact laws regarding privacy and data security-related matters. For example, the European Union General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, has led to more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities. The GDPR provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could limit our ability to use and share personal data or could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual revenue of the preceding financial year, whichever is higher, may be assessed for non-compliance. These new laws also could cause our costs to increase and result in further administrative costs.

Further, the United Kingdom’s decision to leave the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, while the Data Protection Act of 2018, which “implements” and complements the GDPR, achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the EEA to the United Kingdom will remain lawful under GDPR. During the period of “transition” (i.e., until December 31, 2020), EU law will continue to apply in the United Kingdom, and the GDPR will be converted into UK law. Beginning in 2021, the UK will be a “third country” under the GDPR, and we may incur liabilities, expenses, costs, and other operational losses under the GDPR and applicable EU Member States, and the United Kingdom privacy laws, in connection with any measures that we take to comply with them.

Although there are legal mechanisms to allow for the transfer of personal data from the United Kingdom, EEA and Switzerland to the United States, uncertainty about compliance with such data protection laws remains, and such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop and market our products and services. For example, legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the EEA to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks. Specifically, on July 16, 2020, the Court of Justice of the European Union invalidated Decision 2016/1250 on the adequacy of the protection provided by the EU-U.S. Privacy Shield Framework. To the extent that we were to rely on the EU-U.S. Privacy Shield Framework, we will not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the EU. The same decision also casts doubt on the alternatives to the Privacy Shield, in particular the European Commission’s Standard Contractual Clauses to lawfully transfer personal data from Europe to the United States and most other countries, and by requiring additional risk assessments increasing the regulatory burden relating to such alternatives. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses.

In addition, the CCPA, which came into force in 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. For example, the CCPA gives California residents expanded rights to access and require deletion of their personal data, opt out of certain personal data sharing and receive detailed information about how their personal data is used. Failure to comply with the CCPA creates additional risks including enforcement by the California attorney general, private rights of actions for certain data breaches, and damage to reputation. The CCPA may increase our compliance costs and potential liability. Additionally, a new California ballot initiative, the California Privacy Rights Act, has garnered enough signatures to be included on the November 2020 ballot in California, and if voted into law, would impose additional data protection obligations on companies doing business in California. It would also create a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security.

Furthermore, information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. Hackers and data thieves are increasingly sophisticated and operating large-scale and complex automated attacks. As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures, develop additional protocols and/or to investigate and remediate any information security vulnerabilities. We cannot guarantee that our facilities and systems will be free of security breaches, cyber-attacks, acts of vandalism, computer viruses, malware, ransomware, denial-of-service attacks, misplaced or lost data, programming and/or human errors or other similar events. Any compromise or perceived compromise of the security of our systems could damage our reputation, result in disruption or interruption to our business operations, reduce demand for our products and subject us to significant liability and expense as well as regulatory action and lawsuits, which would harm our business, operating results and financial condition.

In addition, any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards, or any security incident that results in the actual or alleged unauthorized release or transfer of personal data, may result in governmental enforcement actions and investigations, including fines and penalties, enforcement orders requiring us to cease processing or operating in a certain way, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause our customers to lose trust in us, which could have material impacts on our revenue and operations and could seriously harm our business.

Failure to comply with other laws and governmental regulations may seriously harm our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal, state and foreign employment and labor laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act and other laws and regulations related to working conditions, wage-hour pay, overtime pay, employee benefits, anti-discrimination and termination of employment.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, fines, damages, civil and criminal penalties or injunctions. In certain of these instances the former employee has brought legal proceedings against us, and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay damages, which may include punitive damages, attorneys’ fees and costs.

As a result, noncompliance or any related enforcement or civil actions could result in governmental sanctions and possible civil or criminal litigation, which could seriously harm our business and result in a significant diversion of management’s attention and resources.

Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences that may seriously harm our business.

Our gear is manufactured and/or assembled in China, Taiwan, where we maintain a manufacturing facility, countries in Southeast Asia and the United Kingdom and we sell our gear in many countries outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom we may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control, or OFAC.

While we have implemented policies, internal controls and other measures reasonably designed to promote compliance with applicable anti-corruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents may engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption or trade controls laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may seriously harm our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.

We may be adversely affected by the financial condition of retailers and distributors to whom we sell our gear and may also be adversely affected by the financial condition of our competitors.

Retailers and distributors of consumer electronics products have, from time to time, experienced significant fluctuations in their businesses and some of them have become insolvent. A retailer or distributor experiencing such difficulties will generally not purchase and sell as much of our gear as it would under normal circumstances and may cancel orders. In addition, a retailer or distributor experiencing financial difficulties generally increases our exposure to uncollectible receivables. Moreover, if one of our distributor or retailer customers experiences financial distress or bankruptcy, they may be required to liquidate their inventory of our gear, or similar products that compete with our gear, at reduced prices, which can result in substantial over-supply and reduced demand for our gear over the short term. If any of these circumstances were to occur, it could seriously harm our business.

Likewise, our competitors may from time to time experience similar financial difficulties or may elect to terminate their sales of certain products. If one of our competitors experiences financial distress or bankruptcy and is forced to liquidate inventory or exits a product line and disposes of inventory at reduced prices, this may also result in over-supply of and reduced demand for our gear and could have a short-term adverse effect on our results of operations and financial condition.

Our online operations are subject to numerous risks that may seriously harm our business.

Our online operations, where we sell a number of products through our online store, subject us to certain risks that could seriously harm our business, financial condition and results of operations. For example, the operation and expansion of our online store may seriously harm our relationships with our retailers and distributors. Further, existing and future regulations and laws could impede the growth of our online operations. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection and social media marketing. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business and decrease the use of our sites by gamers, streamers and suppliers and may result in the imposition of monetary liability.

In addition, our online store is partially handled by a third-party ecommerce service provider. We rely on this service provider to handle, among other things, payment and processing of online sales. If the service provider does not perform these functions satisfactorily, we may find another third-party service provider or undertake such operations ourselves, but we may not be able to successfully do either. In either case, our online sales and our customer service reputation could be adversely affected which, in turn, may seriously harm our business.

We may recognize restructuring and impairment charges in future periods, which will adversely affect our operating results and could seriously harm our business.

Depending on market and economic conditions in future periods, we may implement restructuring initiatives. As a result of these initiatives, we could incur restructuring charges, lose key personnel and experience disruptions in our operations and difficulties in delivering our gear.

We are required to test goodwill, intangible assets and other long-lived assets for recoverability and may be required to record charges if there are indicators of impairment, and we have in the past recognized impairment charges. As of June 30, 2020, we had approximately $310.7 million of goodwill, $271.8 million of intangible assets and $14.7 million of other long-lived assets. One of our strategies is to grow through acquisitions of other businesses or technologies and, if we are successful in doing so, these acquisitions may result in goodwill and other long-lived assets. The risk that we will be required to recognize impairment charges is also heightened by the fact that the life cycles of much of the gear we sell are relatively short, which increases the possibility that we may be required to recognize impairment charges for obsolete inventory. Impairment charges will adversely affect our operating results and could seriously harm our business.

Our future success depends to a large degree on our ability to defend the Corsair brand and product family brands such as SCUF, Vengeance, K70, Elgato and iCUE from infringement and, if we are unable to protect our brand and other intellectual property, our business may be seriously harmed.

We consider the Corsair brand to be one of our most valuable assets. We also consider the

Elgato, Origin, and SCUF brands; proprietary technology brands such as iCUE and Slipstream; and

major product family brands such as Corsair ONE, Dark Core, Dominator, Glaive, Harpoon, Ironclaw, K70, Nightsword, Scimitar, Vengeance, and Void to be important to our business. Our future success depends to a large degree upon our ability to defend the Corsair brand, proprietary technology brands and product family brands from infringement and to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as nondisclosure terms to protect our intellectual property. Although we hold a trademark registration on the Corsair name in the United States and a number of other countries, the Corsair name does not have trademark protection in other parts of the world, including some major markets, and we may be unable to register the Corsair name as a trademark in some countries. Likewise, we hold a trademark registration on certain brands such as K70 only in the United States, Australia and New Zealand and therefore such brands do not have trademark protection in other parts of the world. If third parties misappropriate or infringe on our brands or we are unable to protect our brands, or if third parties use the Corsair, Corsair ONE, Dark Core, Dominator, Elgato, Glaive, Harpoon, iCUE, Ironclaw, K70, Nightsword, Origin, SCUF, Slipstream, Scimitar, Vengeance and Void brand names, or other brand names we maintain, to sell their products in countries where we do not have trademark protection, it may seriously harm our business.

We hold a limited number of patents and pending patent applications. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged and that our pending or any future patent applications will not be granted. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property and others may independently develop similar technology, duplicate our gear, or design around any intellectual property rights we may have. Any of these events may seriously harm our business.

Certain of the licenses pursuant to which we are permitted to use the intellectual property of third parties can be terminated at any time by us or the other party. If we are unable to negotiate and maintain licenses on acceptable terms, we will be required to develop alternative technology internally or license it from other third parties, which may be difficult and costly or impossible.

The expansion of our business will require us to protect our trademarks, domain names, copyrights, patents and other intellectual property rights in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect and enforce our trademarks, domain names, copyrights, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be seriously harmed.

We have taken steps in the past to enforce our intellectual property rights and expect to continue to do so in the future. However, it may not be practicable or cost-effective for us to enforce our rights with respect to certain items of intellectual property rights fully, or at all, particularly in developing countries where the enforcement of intellectual property rights may be more difficult than in the United States. It is also possible that, given the costs of obtaining patent protection, we may choose not to seek patent protection for certain items of intellectual property that may later turn out to be important.

Some of our products contain open source software, which may pose particular risks to our proprietary software and products.

Our products rely on software licensed by third parties under open source licenses, including as incorporated into software we receive from third-party commercial software vendors, and will continue to rely on such open source software in the future. Use of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, updates, warranties or other contractual protections regarding infringement claims or the quality of the code, and the wide availability of source code to components used in our products could expose us to security vulnerabilities. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or commercialize our products. As a result, we may face claims from third parties claiming ownership of what we believe to be open source software. In addition, by the terms of some open source licenses, under certain conditions, we could be required to release our proprietary source code, and to make our proprietary software available under open source licenses, including authorizing further modification and redistribution. These claims or requirements could result in litigation and could require us to purchase a costly license or cease offering the implicated products unless and until we can re-engineer them to avoid infringement or release of our proprietary source code. This re-engineering process could require significant additional research and development resources. In addition, we have intentionally made certain software we have developed available on an open source basis, both by contributing modifications back to existing open source projects, and by making certain internally developed tools available pursuant to open source licenses, and we plan to continue to do so in the future. While we engage in a review process for any such contributions, which is designed to protect any code that may be competitively sensitive, it is still possible that our competitors or others could use this code for competitive purposes, or for commercial or other purposes beyond what we intended. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could seriously harm our business.

We are, have in the past been, and may in the future be, subject to intellectual property infringement claims, which are costly to defend, could require us to pay damages or royalties and could limit our ability to use certain technologies in the future.

Companies in the technology industry are frequently subject to litigation or disputes based on allegations of infringement or other violations of intellectual property rights. We have faced claims that we have infringed, or that our use of components or products supplied to us by third parties have infringed, patents or other intellectual property rights of others in the past and may in the future face similar claims. While we are currently involved in an intellectual property infringement claim, we do not believe such claim will have a material adverse effect on our business.

Any intellectual property claims, with or without merit, can be time-consuming, expensive to litigate or settle and can divert management resources and attention. For example, in the past we have settled claims relating to infringement allegations and agreed to make royalty or license payments in connection with such settlements. An adverse determination could require that we pay damages, which could be substantial, or stop using technologies found to be in violation of a third-party’s rights and could prevent us from selling some of our gear. In order to avoid these restrictions, we may have to seek a license for the technology. Any such license may not be available on reasonable terms or at all, could require us to pay significant royalties and may significantly increase our operating expenses or otherwise seriously harm our business or operating results. As a result, we may be required to develop alternative non-infringing technologies, which could require significant effort and expense and might not be successful or, if alternative non-infringing technologies already exist, we may be required to license those technologies from third parties, which may be expensive or impossible. If we cannot license or develop technologies for any infringing aspects of our business, we may be forced to halt sales of our gear incorporating the infringing technologies and may be unable to compete effectively. Any of these results may seriously harm our business.

We and our contract manufacturers may be adversely affected by seismic activity or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters are located in the San Francisco Bay Area and the testing and packaging of most of our DRAM modules take place in our facility in Taiwan. Both locations are known to experience earthquakes from time to time, some of which have been severe. In addition, typhoons and other severe weather systems frequently affect Taiwan. Most of the third-party facilities where our gear and some of the components used in our gear is manufactured are located in China, Taiwan and other areas that are known for seismic activity and other natural disasters. Earthquakes in any of the foregoing areas may also result in tsunamis. We do not carry earthquake insurance. As a result, earthquakes or other natural disasters could severely disrupt our operations, either directly or as a result of their effect on third-party manufacturers and suppliers upon whom we rely and their respective supply chains and may negatively impact the ordering patterns of our customers and may seriously harm our business.

We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the U.S. Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the stock exchange on which our securities are listed to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say-on-pay” voting requirements. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could seriously harm our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our gear. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Although we ceased to be an “emerging growth company,” we can continue to take advantage of certain reduced disclosure requirements in this registration statement, which may make our common stock less attractive to investors.

We ceased to be an “emerging growth company,” as defined in the JOBS Act on December 31, 2019. However, because we ceased to be an “emerging growth company” after we confidentially submitted our registration statement related to this offering to the SEC, we will continue to be treated as an “emerging growth company” for certain purposes until the earlier of the date on which we complete this offering or December 31, 2020. As such, we have taken advantage of certain reduced disclosure obligations regarding audited financial information and executive compensation arrangements in our registration statement related to this offering that are not available to non-emerging growth companies. We cannot predict if investors will find our common stock less attractive because we have relied on these exemptions. If some investors find our common stock less attractive as a result, there may be less demand for our common stock and the price that some investors are willing to pay for our common stock may decrease.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and Nasdaq regarding our internal controls over financial reporting. We may not complete needed improvements to our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock and your investment.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2021 is due and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal controls over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot deliver (at such time as it is required to do so) a report attesting to the effectiveness of our internal controls over financial reporting, or if we identify or fail to remediate material weaknesses in our internal controls such as those described more fully below, we could be subject to regulatory scrutiny and a loss of public confidence, which could seriously harm our reputation and the market price of our common stock. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and may seriously harm our business.

We have identified material weaknesses in our internal controls over financial reporting. If our remediation of the material weaknesses is not effective or we otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the preparation of our 2018 audited financial statements, we identified material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

These material weaknesses related to maintaining an insufficient compliment of appropriately trained resources, which resulted in the failure to identify risks related to appropriate process level controls over accounting across multiple areas of financial reporting, including inventory, income taxes, general information technology controls, warranty reserves, sales returns and web based sales.

After these material weaknesses were identified, during 2019 management implemented a remediation plan that included hiring key accounting personnel. While we have taken steps to remediate these material weaknesses, we cannot assure you that these measures will significantly improve or fully remediate the material weaknesses described above. If we are unable to remediate the above material weaknesses, our reputation and the market price of our stock could be seriously harmed.

We are subject to various environmental laws, conflict mineral-related provisions of the Dodd-Frank Act and other regulations that could impose substantial costs upon us and may seriously harm our business.

Our operations, properties and the gear we sell are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials on our leased premises, as well as through disposal of our gear, could cause us to incur substantial costs, including clean-up costs, personal injury and property damage claims, fines and penalties, costs to redesign our gear or upgrade our facilities and legal costs, or require us to curtail our operations. Environmental contamination or releases of hazardous materials may also subject us to claims of property damage or personal injury, which could result in litigation and require us to make substantial payments to satisfy adverse judgments or pay settlements. Liability under environmental laws can be joint and several and without regard to comparative fault. We also expect that our operations will be affected by new environmental laws and regulations on an ongoing basis, which will likely result in additional costs. Environmental laws and regulations could also require that we redesign our gear or change how our gear is made, any of which could seriously harm our business. The costs of complying with environmental laws and regulations or the effect of any claims or liability concerning or resulting from noncompliance or environmental contamination could also seriously harm our business.

Under the Dodd-Frank Act, the SEC adopted disclosure and reporting requirements for companies that use “conflict” minerals originating from the Democratic Republic of Congo or adjoining countries. We continue to incur costs associated with complying with these requirements, such as costs related to developing internal controls for the due diligence process, determining the source of any conflict minerals used in our gear, auditing the process and reporting to our customers and the SEC. In addition to the SEC regulation, the European Union, China and other jurisdictions are developing new policies focused on conflict minerals that may impact and increase the cost of our compliance program. Also, since our supply chain is complex, we may face reputational challenges if we are unable to sufficiently verify the origins of the subject minerals. Moreover, we are likely to encounter challenges to satisfy those customers who require that all of the components of our gear are certified as “conflict free.” If we cannot satisfy these customers, they may choose a competitor’s products.

The U.S. federal government has issued new policies for federal procurement focused on eradicating the practice of forced labor and human trafficking. In addition, the United Kingdom and the State of California have issued laws that require us to disclose our policy and practices for identifying and eliminating forced labor and human trafficking in our supply chain. While we have a policy and management systems to identify and avoid these practices in our supply chain, we cannot guarantee that our suppliers will always be in conformance to these laws and expectations. We may face enforcement liability and reputational challenges if we are unable to sufficiently meet these expectations.

Risks Related to This Offering

We are controlled by EagleTree, whose interests in our business may be different than yours.

As of June 30, 2020, EagleTree beneficially owned approximately 92% of our common stock and is able to control our affairs in all cases. Following this offering (including the sale of shares of our common stock by the selling stockholders), EagleTree will continue to own approximately     % of our common stock (or     % if the underwriters exercise their option to purchase additional shares in full). Further, pursuant to the terms of an Investor Rights Agreement between us and EagleTree, EagleTree has the right, among other things, to designate the chairman of our board of directors, as well as the right to nominate up to five out of eight directors to our board of directors as long as affiliates of EagleTree beneficially own at least 50% of our common stock, four directors as long as affiliates of EagleTree beneficially own at least 40% and less than 50% of our common stock, three directors as long as affiliates of EagleTree beneficially own at least 30% and less than 40% of our common stock, two directors as long as affiliates of EagleTree beneficially own at least 20% and less than 30% of our common stock and one director as long as affiliates of EagleTree beneficially own at least 10% and less than 20% of our common stock. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement”.

As a result of the foregoing, EagleTree or its respective designees to our board of directors will have the ability to control the appointment of our management, the entering into of mergers, sales of substantially all or all of our assets and other extraordinary transactions and influence amendments to our amended and restated certificate of incorporation and bylaws. So long as EagleTree continues to beneficially own a majority of our common stock, they will have the ability to control the vote in any election of directors and will have the ability to prevent any transaction that requires stockholder approval regardless of whether other stockholders believe the transaction is in our best interests. In any of these matters, the interests of EagleTree may differ from or conflict with your interests. Moreover, this concentration of stock ownership may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning stock of a company with a controlling stockholder. In addition, EagleTree is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are our significant existing or potential suppliers or customers.

EagleTree may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, EagleTree will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and

•

our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to utilize certain of these exemptions. As a result, pursuant to an agreement with EagleTree, nominations for certain of our directors will be made by EagleTree based on its ownership of our outstanding voting stock. See “Management.” Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

The market price of our common stock may be volatile and may decline.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. An active trading market for our common stock may never develop or may not be sustained, which could adversely affect your ability to sell your common stock and the market price for the common stock. The initial public offering price for our common stock was determined by negotiations between us, the selling stockholders and the underwriters and does not purport to be indicative of prices at which our common stock will trade upon completion of this offering.

The stock market in general, and the market for stocks of technology companies in particular, has been highly volatile. As a result, the market price of our common stock is likely to be volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their common stock or the loss of their entire investment for a number of reasons, including reasons unrelated to our operating performance or prospects. The market price of our common stock could be subject to wide fluctuations in response to a broad and diverse range of factors, including those described elsewhere in this “Risk Factors” section and this prospectus and the following:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in estimates or recommendations by securities analysts concerning us or our competitors;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ estimates or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	developments of new technologies or other innovations;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	the outbreak of epidemics or pandemics, such as the coronavirus pandemic;

•	natural disasters, terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We, the selling stockholders and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications, or technologies using our shares as consideration.

Future sales of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of

shares outstanding as of June 30, 2020, upon the closing of this offering, we will have outstanding a total of                  shares of common stock, assuming no exercise of the underwriters’ overallotment option. Of these shares, all of the shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, as of June 30, 2020, up to approximately                  million additional shares of common stock will be eligible for sale in the public market, approximately                  million of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. Goldman Sachs & Co. LLC may, however, in its sole discretion, permit our officers, directors, the selling stockholders and the other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of June 30, 2020, approximately                  million shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of approximately                  million shares of our common stock, or approximately         % of our total outstanding common stock based upon the number of shares outstanding as of June 30, 2020, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their shares.

Assuming that the initial public offering price of our common stock is $                    per share (which is the midpoint of the estimated price range appearing on the cover page of this prospectus), the initial public offering price of our common stock will be substantially higher than the adjusted net tangible book value per share of our common stock, calculated as described below under “Dilution,” immediately after this offering. Therefore, if you purchase our common stock in this offering, you will suffer an immediate dilution of $                in as adjusted net tangible book value per share from the assumed initial public offering price, assuming an initial public offering price of our common stock of $                per share (which is the midpoint of the estimated price range appearing on the cover page of this prospectus). For more information, including information as to how we compute as adjusted net tangible book value per share, see “Dilution” below.

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

Our certificate of incorporation and bylaws contain antitakeover provisions that could delay, deter or prevent takeover attempts that stockholders may consider favorable or attempts to replace or remove our management that would be beneficial to our stockholders.

Certain provisions of our certificate of incorporation and bylaws could delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management. For example, our certificate of incorporation and bylaws include anti-takeover provisions that:

•

authorize our board of directors, without further action by the stockholders, to issue preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and to establish the rights and other terms of that series, which may include dividend and liquidation rights and preferences, conversion rights and voting rights;

•

require that actions to be taken by our stockholders may only be taken at an annual or special meeting of our stockholders and not be taken by majority written consent when EagleTree owns less than a majority of our outstanding common stock;

•

specify that special meetings of our stockholders can be called only by the Secretary at the direction of our board of directors or the Chairman of our board of directors and not by our stockholders or any other persons when EagleTree owns less than a majority of our outstanding common stock;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•

provide that directors may be removed only for cause and only by the affirmative vote of at least 66-2/3% in voting power of the then-outstanding shares of capital stock of our company when EagleTree owns less than 50% in voting power of our stock entitled to vote at an election of directors;

•

provide for the sole power of the board of directors, or EagleTree in the case of a vacancy of one of their respective board designees, to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	divide our board of directors into three classes, serving staggered terms of three years each;

•

do not give the holders of our common stock cumulative voting rights with respect to the election of directors, which means that the holders of a majority of our outstanding shares of common stock can elect all directors standing for election;

•

require the affirmative vote by the holders of at least two-thirds of the combined voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors (voting as a single class) in order to amend certain provisions of our certificate of incorporation or bylaws, including those provisions changing the size of the board of directors, the removal of certain directors, the availability of action by majority written consent of the stockholders or the restriction on business combinations with interested stockholders, among others; and

•

when EagleTree owns less than a majority of our outstanding common stock, require the affirmative vote by the holders of at least two-thirds of the combined voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors (voting as a single class) for any amendment, alteration, change, addition, rescission or repeal of our amended and restated certificate of incorporation.

We have opted out of Section 203 of the Delaware General Corporation Law, or DGCL, which prevents stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations involving us unless certain conditions are satisfied. However, our amended and restated certificate of incorporation will include similar provisions that we may not engage in certain business combinations with interested stockholders for a period of three years following the time that the stockholder became an interested stockholder, subject to certain conditions. Pursuant to the terms of our amended and restated certificate of incorporation, EagleTree will not be considered an interested stockholder for purposes of this provision.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers provide that:

•

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•

the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

If securities or industry analysts do not publish or cease publishing research or reports about our business, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, the market price of our common stock could decline.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our common stock to decline. Moreover, if one or more of the analysts who cover our company downgrade our common stock or if our operating results or prospects do not meet their expectations, the market price of our common stock could decline.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or of our amended and restated certificate of incorporation or our amended and restated bylaws; or (d) any action asserting a claim related to or involving our company that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will also provide that the federal district courts of the Unites States will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could seriously harm our business. The choice of forum provision requiring that the Court of Chancery of the State of Delaware be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our amended and restated certificate of incorporation, none of EagleTree or any of its respective portfolio companies, funds or other affiliates, or any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EagleTree will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual was presented with a corporate opportunity, other than specifically in their capacity as one of our officers or directors, and ultimately directs such corporate opportunity to EagleTree instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to EagleTree. For instance, a director of our company who also serves as a director, officer or employee of EagleTree, or any of its respective portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. As of the date of this prospectus, this provision of our amended and restated certificate of incorporation will relate only to the EagleTree director designees. We expect that our board of directors initially will consist of eight directors, three of whom will be an EagleTree director designee. These potential conflicts of interest could seriously harm our business if attractive corporate opportunities are allocated by EagleTree to itself or its respective portfolio companies, funds or other affiliates instead of to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “will” and similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control, including, for example, the COVID-19 pandemic. We believe that these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes our trademarks, trade names and service marks, such as Corsair, Corsair ONE, Dark Core, Dominator, Elgato, Glaive, Harpoon, iCUE, Ironclaw, K70, Nightsword, Origin, SCUF, Slipstream, Scimitar, Vengeance and Void which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of                  shares of common stock that we are selling in this offering will be approximately $                 million at an assumed initial public offering price of $                 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that net proceeds will be approximately $                 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $                 million, assuming the assumed initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may affect the amount of time prior to which we may need to seek additional capital.

We intend to use our net proceeds from this offering to repay approximately $                 million of outstanding indebtedness under our first lien term loan, to repay approximately $                 million of outstanding indebtedness under our second lien term loan and the remaining proceeds for working capital and general corporate purposes.

As of June 30, 2020, $463.5 million was outstanding under the first lien term loan and the interest rate for borrowings under the first lien term loan was either, at our election, a base rate plus a margin range from 2.75% to 3.25% or an adjusted Eurodollar rate plus a margin range from 3.75% to 4.25%. The base rate is equal to the greater of (i) the prime rate, (ii) the sum of the Federal Funds Effective Rate plus 0.5%, (iii) the sum of the adjusted Eurodollar rate for an interest period of one month plus 1.0% or (iv) 2.0%. The first lien term loan matures on August 28, 2024.

As of June 30, 2020, $40.0 million was outstanding under the second lien term loan and the interest rate for borrowings under the second lien term loan was either, at our election, a base rate plus a margin of 7.5% or an adjusted Eurodollar rate plus a margin of 8.5%. The base rate is equal to the greater of (i) the prime rate, (ii) the sum of the Federal Funds Effective Rate plus 0.5%, (iii) the sum of the adjusted Eurodollar rate for an interest period of one month plus 1.0% or (iv) 2.0%. The second lien term loan matures on August 28, 2025.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

Further, our credit facilities also contain restrictions on our ability to pay dividends or make distributions in respect of our common stock or redemptions or repurchases of our common stock and future credit facilities or other borrowing arrangements may contain similar provisions.

CAPITALIZATION

The following table sets forth our cash and restricted cash and capitalization as of June 30, 2020, on:

•

an actual basis after giving effect to (i) the Reorganization and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur prior to this offering; and

•

on an as adjusted basis to give further effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom as described under “Use of Proceeds.”

You should read this table together with “Summary Financial Data,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Underwriting” and our audited financial statements and unaudited financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	As Adjusted(1)

	(Unaudited)
	(In thousands, except share and per share data)
Cash and restricted cash	$111,315	$

Debt	$493,218	$

Stockholders’ equity:
Common stock, par value $0.0001, 300,000,000 shares authorized, 168,649,459 shares issued and outstanding; and shares issued and outstanding, as adjusted	17
Additional paid-in capital	328,579
Accumulated deficit	(82,213)
Accumulated other comprehensive loss	(5,877)

Total stockholders’ equity	240,506

Total capitalization	$240,506	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the amount of cash and restricted cash, additional paid-in capital total stockholders’ equity and total capitalization by approximately $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) cash and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $        , assuming the assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. We will not receive any proceeds from any sale of shares of our common stock in this offering by the selling stockholder; accordingly, there is no impact upon the as adjusted capitalization for these shares.

The outstanding share information in the table above excludes the following:

•

20,328,776 shares of common stock issuable upon the exercise of outstanding stock options, assuming the Reorganization had occurred as of June 30, 2020, having a weighted-average exercise price of $2.69 per share;

•

        shares of common stock reserved for issuance pursuant to future awards under our 2020 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan (including any additional shares due to an automatic increase from any award terminating, expiring or lapsing under the 2017 Program without any shares being delivered), which will become effective immediately prior to the consummation of this offering; and

•

        shares of common stock reserved for issuance pursuant to future awards under our 2020 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. As of June 30, 2020, we had a historical net tangible book deficit of $349.0 million, or $2.07 per share of common stock. Our net tangible book deficit represents total tangible assets less total liabilities, all divided by the number of shares of common stock outstanding on June 30, 2020.

After giving effect to the Reorganization and the sale of shares of common stock by us in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $         million, or $         per share. This represents an immediate increase in as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book deficit per share as of June 30, 2020		$2.07
Pro forma decrease in net tangible book value per share
Increase in pro forma net tangible book value per share attributable to new investors
As adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) our as adjusted net tangible book value as of June 30, 2020 after this offering by approximately $         million, or approximately $         per share, and would decrease (increase) dilution to investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2020 after this offering by approximately $         million, or approximately $         per share, and would decrease (increase) dilution to investors in this offering by approximately $         per share, assuming the assumed initial public offering price per share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters fully exercise their option to purchase additional shares from us, as adjusted net tangible book value after this offering would increase to approximately $         per share, and there would be an immediate dilution of approximately $         per share to new investors.

To the extent that outstanding options with an exercise price per share that is less than the as adjusted net tangible book value per share, before giving effect to the issuance and sale of shares in this offering, are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table shows, as of June 30, 2020, on an as adjusted basis, after giving effect to the pro forma adjustments described above, the Reorganization, the number of shares of common stock purchased from us in this offering, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering
Total		100%		$	100%		$

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2020 and excludes the following:

•

20,328,776 shares of common stock issuable upon the exercise of outstanding stock options, assuming the Reorganization had occurred as of June 30, 2020, having a weighted-average exercise price of $2.69 per share;

•

        shares of common stock reserved for issuance pursuant to future awards under our 2020 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan (including any additional shares due to an automatic increase from any award terminating, expiring or lapsing under the 2017 Program without any shares being delivered), which will become effective immediately prior to the consummation of this offering; and

•

        shares of common stock reserved for issuance pursuant to future awards under our 2020 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to          shares, or     % of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to          shares, or     % of the total number of shares outstanding following the completion of this offering.

If the underwriters’ overallotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to     or     % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

As a result of the Acquisition Transaction, we applied purchase accounting and a new basis of accounting beginning on August 28, 2017, the date of the Acquisition Transaction. Further, we were required by GAAP to record all assets and liabilities at fair value as of the effective date of the Acquisition Transaction. Accordingly, the financial statements are presented for two periods: (i) the accounts of Corsair Components (Cayman) Ltd. and its wholly-owned subsidiaries through August 27, 2017 and (ii) our and our subsidiaries’ accounts on and after August 28, 2017. We refer to the periods through August 27, 2017 as the Predecessor and the periods on and after August 28, 2017 as the Successor. These periods have been separated by a line on the face of the financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.

The selected statement of operations data for the year ended December 31, 2015 presented below, and the selected statements of operations data presented below as of and for the year ended December 31, 2016 and the period from January 1, 2017 to August 27, 2017, which relate to the Predecessor, and for the period from August 28, 2017 to December 31, 2017, which relate to the Successor, are derived from audited financial statements that are not included in this prospectus. The selected statement of operations data for the years ended December 31, 2018 and 2019 and the balance sheet data as of December 31, 2018 and 2019, which relate to the Successor, are derived from audited financial statements that are included in this prospectus. The selected statement of operations data for the six months ended June 30, 2019 and 2020 and the selected balance sheet data as of June 30, 2020 are derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair statement of the financial information set forth in those statements. The financial data for the twelve months ended June 30, 2020 are derived by adding the financial data from our audited 2019 financial statements to the financial data from our unaudited financial statements for the six months ended June 30, 2020 and subtracting the financial data from our unaudited financial statements for the six months ended June 30, 2019 that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

Although the period from January 1, 2017 to August 27, 2017 relates to the Predecessor and the period from August 28, 2017 to December 31, 2017 relates to the Successor, in order to assist in the period to period comparison, we are presenting an unaudited pro forma statement of operations for the year ended December 31, 2017. See “Unaudited Pro Forma Financial Information for the Acquisition Transaction” for an explanation of the pro forma amounts.

The following selected financial data should be read with “Unaudited Pro Forma Financial Information for the Acquisition Transaction,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017	Year Ended December 31,		Six Months Ended June 30,		Twelve Months Ended June 30,
	2015	2016				2018	2019	2019	2020	2019	2020
	(In thousands)			(In thousands, except share and per share amounts)	(Unaudited) (In thousands)	(In thousands, except share and per share amounts)		(Unaudited) (In thousands, except share and per share amounts)
Statements of Operations Data:
Net revenue	$509,752	$595,402	$489,439	$366,110	$855,549	$937,553	$1,097,174	$486,247	$688,925	$973,109	$1,299,852
Cost of revenue	412,084	467,424	393,204	289,854	683,058	744,858	872,887	392,640	505,239	777,434	985,486

Gross profit	97,668	127,978	96,235	76,256	172,491	192,695	224,287	93,607	183,686	195,675	314,366
Operating expenses:
Product development	12,170	14,997	11,955	9,199	25,598	31,990	37,547	18,899	23,383	37,116	42,031
Sales, general and administrative	60,573	73,175	69,326	54,526	117,596	138,915	163,033	76,181	110,556	147,837	197,408

Total operating expenses	72,743	88,172	81,281	63,725	143,194	170,905	200,580	95,080	133,939	184,953	239,439

Operating income (loss) from continuing operations	24,925	39,806	14,954	12,531	29,297	21,790	23,707	(1,473)	49,747	10,722	74,927
Other (expense) income:
Interest expense	(4,543)	(3,474)	(2,249)	(8,753)	(24,490)	(32,680)	(35,548)	(17,944)	(18,946)	(36,198)	(36,550)
Other (expense) income, net	(1,385)	(2,236)	613	(96)	517	183	(1,558)	(1,078)	(52)	(1,401)	(532)

Total other expense	(5,928)	(5,710)	(1,636)	(8,849)	(23,973)	(32,497)	(37,106)	(19,022)	(18,998)	(37,599)	(37,082)

Income (loss) from continuing operations before income taxes	18,997	34,096	13,318	3,682	5,324	(10,707)	(13,399)	(20,495)	30,749	(26,877)	37,845
Income tax (expense) benefit	(3,401)	(5,519)	(4,775)	1,877	2,115	(3,013)	5,005	4,570	(6,932)	188	(6,497)

Net income (loss) from continuing operations	15,596	28,577	8,543	5,559	7,439	(13,720)	(8,394)	(15,925)	23,817	(26,689)	31,348
Discontinued operations:
Loss from discontinued operations before income taxes	(111)	—	—	—	—	—	—	—	—	—	—
Income tax benefit	319	—	—	—	—	—	—	—	—	—	—

Net income from discontinued operations	208	—	—	—	—	—	—	—	—	—	—

Net income (loss)	$15,804	$28,577	$8,543	$5,559	$7,439	$(13,720)	$(8,394)	$(15,925)	$23,817	$(26,689)	$31,348

Net income (loss) per share(1) (Successor)
Basic				$0.04		$(0.09)	$(0.06)	$(0.10)	$0.14

Diluted				$0.04		$(0.09)	$(0.06)	$(0.10)	$0.14

Weighted-average shares used to compute net income (loss) per share (Successor)
Basic				150,000,000		150,866,113	152,397,630	151,713,369	168,128,471

Diluted				150,000,000		150,866,113	152,397,630	151,713,369	172,353,670

Non-GAAP financial measures(2):
Adjusted operating income	$27,878	$42,202	$30,703	$32,413	$63,116	$61,578	$65,768	$18,259	$72,427	$51,211	$119,936
Adjusted net income	$17,917	$30,450	$23,989	$23,133	$34,324	$19,993	$27,504	$646	$43,563	$7,420	$70,421
Adjusted EBITDA	$29,990	$43,269	$33,765	$33,773	$67,538	$67,431	$71,594	$20,758	$76,739	$56,633	$127,575

(1)

Net income per share information for the Predecessor periods is not presented because it is not meaningful due to the change in capital structure that occurred as a result of the Acquisition Transaction.

(2)

Adjusted operating income, adjusted net income (loss) and adjusted EBITDA are financial measures that are not calculated in accordance with GAAP. See the section titled “—Non-GAAP Financial Measures” below for information regarding our use of these non-GAAP financial measures and their reconciliations to the most directly comparable GAAP measure.

	Predecessor	Successor
	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018		As of December 31, 2019		As of June 30, 2020
							(Unaudited)
Cash and restricted cash	$49,014	$19,030	$27,920		$51,947		$111,315
Inventories	94,854	114,986	149,022		151,063		144,386
Working capital	90,344	102,081	97,199		129,880		137,961
Intangible assets, net	19	259,363	247,812		291,027		271,772
Goodwill	—	203,122	226,679		312,750		310,682
Total assets	236,716	734,607	810,993		1,059,718		1,126,904
Debt, net	70,959	284,156	422,717		505,812		493,218
Deferred tax liabilities	151	42,314	34,690		33,820		31,657
Convertible preferred stock	69,231	—	—		—		—
Retained earnings (accumulated deficit)	33,990	5,560	(93,161	)(1)	(106,030	)(1)	(82,213	)(1)
Total stockholders’ (deficit) equity	(38,229)	254,661	162,702		216,775		240,506

(1)	Reflects the payment of an $85 million special dividend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Non-GAAP Financial Measures

Use of Non-GAAP Financial Measures

To supplement our financial statements presented in accordance with GAAP, we believe that certain non-GAAP financial measures provide management and other users with additional meaningful financial information that should be considered when assessing our ongoing performance. We use these non-GAAP financial measures to evaluate our operating performance and trends, and to make planning decisions.

These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similarly-titled measures presented by other companies. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. See “—Limitations of Non-GAAP Financial Measures.”

We use adjusted operating income, adjusted net income (loss) and adjusted EBITDA to evaluate our operating performance and trends and make planning decisions. We believe that adjusted operating income, adjusted net income (loss) and adjusted EBITDA help identify underlying trends in our business that could otherwise be masked by the effect of the expenses and other items that we exclude in such non-GAAP measures. Accordingly, we believe that adjusted operating income, adjusted net income (loss) and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to a key financial metric used by our management in its financial and operational decision-making.

Adjusted Operating Income

We define adjusted operating income as operating income adjusted to exclude intangible asset impairment and amortization, stock-based compensation, a retention bonus, certain Acquisition Transaction-related expenses and integration expense, acquisition accounting impact related to fair value of deferred revenue and inventory, executive transition costs, debt modification costs and other non-deferred costs associated with this offering.

The following table presents a reconciliation of operating income (loss) to adjusted operating income (unaudited, in thousands):

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017(5)	Year Ended December 31,		Six Months Ended June 30,		Twelve Months Ended June 30,
	2015	2016				2018	2019	2019	2020	2019	2020
Operating income (loss)	$24,925	$39,806	$14,954	$12,531	$29,297	$21,790	$23,707	$(1,473)	$49,747	$10,722	$74,927
add:
Intangible asset impairment and amortization	289	175	22	10,173	29,671	30,893	30,123	16,144	16,839	32,267	30,818
Stock-based compensation	1,319	1,028	3,174	662	1,327	2,751	3,848	1,946	2,655	3,637	4,557
Retention bonus(1)	1,345	1,193	765	7	547	—	—	—	—	—	—
Acquisition Transaction costs(2)	—	—	11,788	9,040	2,274	1,342	—	—	—	—	—
Other Acquisition-related costs(3)	—	—	—	—	—	1,219	2,464	579	1,750	962	3,635
Acquisition accounting impact related to the fair value adjustment of SCUF deferred revenue	—	—	—	—	—	—	1,067	—	—	—	1,067
Acquisition accounting impact related to the fair value adjustment of Elgato and SCUF inventory	—	—	—	—	—	1,495	1,604	—	394	1,495	1,998
Executive transition costs	—	—	—	—	—	—	984	411	—	411	573
Non-deferred offering costs(4)	—	—	—	—	—	1,705	1,135	652	754	1,334	1,237
Debt modification costs	—	—	—	—	—	383	836	—	288	383	1,124

Adjusted Operating Income	$27,878	$42,202	$30,703	$32,413	$63,116	$61,578	$65,768	$18,259	$72,427	$51,211	$119,936

(1)

In connection with a special dividend that the Predecessor paid in July 2014, our board of directors approved that such dividend should be paid to holders of any unvested stock options outstanding as of the date of the extraordinary dividend, as such options vested, pursuant to the Predecessor’s 2013 Share Incentive Plan. As such options vested in periods subsequent to the date of the extraordinary dividend, we made cash payments in an amount equal to the sum holders would have received from the extraordinary dividend had such options been vested when the extraordinary dividend was declared and we recognized these payments as employee-related expenses. The above reflects the payment of such expenses, of which no further payments were made following the date of the Acquisition Transaction.

(2)	Represents transaction-related expenses related to the Acquisition Transaction, which includes non-recurring integration costs.
(3)	Represents transaction-related expenses related to the Elgato, Origin and SCUF acquisitions.
(4)

Primarily represents legal and professional fees incurred solely in connection with the preparation for this offering that will not be offset against the proceeds from this offering, and similar costs will not be incurred again in the future in connection with us being a public company.

(5)	Includes certain pro forma adjustments. See “Unaudited Pro Forma Financial Information for the Acquisition Transaction” for an explanation of the pro forma amounts.

Adjusted Net Income (Loss) and Adjusted EBITDA

We defined adjusted net income (loss) as net income (loss) adjusted to exclude intangible asset impairment and amortization, stock-based compensation, a retention bonus, certain Acquisition Transaction-related expenses and integration expense, acquisition accounting impact related to fair value of deferred revenue and inventory, executive transition costs, debt modification costs, loss on extinguishment of debt, non-deferred costs associated with this offering and the related tax effects of each of these adjustments.

We define adjusted EBITDA as net income (loss) adjusted to exclude stock-based compensation, a retention bonus, certain Acquisition Transaction-related expenses and integration expense, acquisition accounting impact related to fair value of deferred revenue and inventory, executive transition costs, debt modification costs, loss on extinguishment of debt, intangible asset impairment and amortization, depreciation and amortization, interest expense, tax expense and non-deferred costs associated with this offering.

The following table presents a reconciliation of net income (loss) to adjusted net income and adjusted EBITDA (unaudited, in thousands):

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to August 27, 2017	Period from August 28, 2017 to December 31, 2017	Pro Forma Year Ended December 31, 2017(6)	Year Ended December 31,		Six Months Ended June 30,		Twelve Months Ended June 30,
	2015	2016				2018	2019	2019	2020	2019	2020
Net income (loss)	$15,596	$28,577	$8,543	$5,559	$7,439	$(13,720)	$(8,394)	$(15,925)	$23,817	$(26,689)	$31,348
add (less):
Intangible asset impairment and amortization	289	175	22	10,173	29,671	30,893	30,123	16,144	16,839	32,267	30,818
Stock-based compensation	1,319	1,028	3,174	662	1,327	2,751	3,848	1,946	2,655	3,637	4,557
Retention bonus(1)	1,345	1,193	765	7	547	—	—	—	—	—	—
Acquisition Transaction costs(2)	—	—	11,788	9,040	2,274	1,342	—	—	—	—	—
Other Acquisition-related costs(3)	—	—	—	—	—	1,219	2,464	579	1,750	962	3,635
Acquisition accounting impact related to the fair value adjustment of SCUF deferred revenue	—	—	—	—	—	—	1,067	—	—	—	1,067
Acquisition accounting impact related to the fair value adjustment of Elgato and SCUF inventory	—	—	—	—	—	1,495	1,604	—	394	1,495	1,998
Executive transition costs	—	—	—	—	—	—	984	411	—	411	573
Debt modification costs	—	—	—	—	—	383	836	—	288	383	1,124
Loss on debt extinguishment(4)	—	—	—	—	—	—	—	—	392	—	392
Non-deferred offering costs(5)	—	—	—	—	—	1,705	1,135	652	754	1,334	1,237
Non-GAAP income tax adjustment	(632)	(523)	(303)	(2,308)	(6,934)	(6,075)	(6,163)	(3,161)	(3,326)	(6,380)	(6,328)

Adjusted Net Income	$17,917	$30,450	$23,989	$23,133	$34,324	$19,993	$27,504	$646	$43,563	$7,420	$70,421

add (less):
Depreciation and amortization	3,497	3,303	2,449	1,456	3,905	5,670	7,384	3,577	4,364	6,823	8,171
Interest expense (exclude loss on debt extinguishment)	4,542	3,474	2,249	8,753	24,490	32,680	35,548	17,944	18,554	36,198	36,158
Tax expense (benefit)	4,034	6,042	5,078	431	4,819	9,088	1,158	(1,409)	10,258	6,192	12,825

Adjusted EBITDA	$29,990	$43,269	$33,765	$33,773	$67,538	$67,431	$71,594	$20,758	$76,739	$56,633	$127,575

(1)

In connection with a special dividend that the Predecessor paid in July 2014, our board of directors approved that such dividend should be paid to holders of any unvested stock options outstanding as of the date of the extraordinary dividend, as such options vested, pursuant to the Predecessor’s 2013 Share Incentive Plan. As such options vested in periods subsequent to the date of the extraordinary dividend, we made cash payments in an amount equal to the sum holders would have received from the extraordinary dividend had such options been vested when the extraordinary dividend was declared and we recognized these payments as employee-related expenses. The above reflects the payment of such expenses, of which no further payments were made following the date of the Acquisition Transaction.

(2)	Represents transaction-related expenses related to the Acquisition Transaction, which includes non-recurring integration costs.
(3)	Represents transaction-related expenses related to the Elgato, Origin and SCUF acquisitions.
(4)

Represents non-cash charges due to losses we recognized in connection with the write-off of a portion of the unamortized debt discount and debt issuance costs in connection with the prepayment of our term loans.

(5)

Primarily represents legal and professional fees incurred solely in connection with the preparation for this offering that will not be offset against the proceeds from this offering, and similar costs will not be incurred again in the future in connection with us being a public company.

(6)	Includes certain pro forma adjustments. See “Unaudited Pro Forma Financial Information for the Acquisition Transaction” for an explanation of the pro forma amounts.

Limitations of Non-GAAP Measures

Adjusted operating income, adjusted net income (loss) and adjusted EBITDA are not prepared in accordance with GAAP, and should not be considered in isolation of, or as an alternative to, these measures prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures, including:

•

adjusted operating income, adjusted net income (loss) and adjusted EBITDA exclude stock-based compensation, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•	adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us;

•	adjusted EBITDA does not reflect income tax expense that reduces cash available to us; and

•

the expenses and other items that we exclude in our calculation of adjusted operating income, adjusted net income (loss) and adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from similar measures when they report their operating results.

Because of these limitations, adjusted operating income, adjusted net income (loss) and adjusted EBITDA should be considered along with other operating and financial performance measures presented in accordance with GAAP.

UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR THE ACQUISITION TRANSACTION

As a result of the Acquisition Transaction, we applied purchase accounting and a new basis of accounting beginning on August 28, 2017, the date of the Acquisition Transaction. Further, we were required by GAAP to record all assets and liabilities at fair value as of the effective date of the Acquisition Transaction. Accordingly, the financial statements are presented for two periods: (i) the accounts of Corsair Components (Cayman) Ltd. and its wholly-owned subsidiaries through August 27, 2017 and (ii) our and our subsidiaries’ accounts on and after August 28, 2017. We refer to the periods through August 27, 2017 as the Predecessor and the periods on and after August 28, 2017 as the Successor. These periods have been separated by a line on the face of the financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.

Furthermore, prior to the consummation of this offering, we will complete a corporate reorganization, or the Reorganization, which will be accounted for as a combination of entities under common control.

The following unaudited pro forma statement of operations for the year ended December 31, 2017 illustrates the effects as if the Acquisition Transaction and the Reorganization had occurred on January 1, 2017. The unaudited pro forma statement of operations for the year ended December 31, 2017 was derived from the audited statements of operations and accompanying notes for the Predecessor from January 1 to August 27, 2017 and the Successor from August 28, 2017 to December 31, 2017. The Successor had no operations from January 1, 2017 to August 28, 2017, the date of the Acquisition Transaction.

An unaudited pro forma balance sheet as of December 31, 2017, 2018, 2019 and as of June 30, 2020 is not presented because the Predecessor consolidated balance sheet, including acquisition-related adjustments, has already been included in our historical balance sheets as of December 31, 2017, 2018, 2019 and as of June 30, 2020, which are included elsewhere in this prospectus.

The unaudited pro forma financial information included herein has been prepared by us, without audit, pursuant to the rules and regulations of the SEC. The unaudited pro forma statement of operations has been adjusted to give pro forma effect to events that are (1) directly attributable to the Acquisition Transaction and the Reorganization, (2) expected to have a continuing impact on our combined results, and (3) factually supportable. The unaudited pro forma statement of operations does not include the effects of any potential cost savings or other synergies that could result from the Acquisition Transaction. The detailed assumptions used to prepare the unaudited pro forma financial information are contained in the notes hereto and such assumptions should be reviewed in their entirety.

The unaudited pro forma financial information has been prepared for illustrative purposes only and does not purport to reflect the results the combined company may achieve in future periods or the financial condition or results of operations that actually would have been realized had we completed the Acquisition Transaction and the Reorganization on January 1, 2017.

Unaudited Pro Forma Statement of Operations for the Acquisition Transaction

For the Year Ended December 31, 2017

(in thousands, except share and per share amounts)

	Historical		Pro Forma
	Predecessor	Successor			Pro Forma for the Year Ended December 31, 2017
	Period from January 1 to August 27, 2017	Period from August 28 to December 31, 2017	Pro Forma Adjustments
Net revenue	$489,439	$366,110	$—		$855,549
Cost of revenue	393,204	289,854	—		683,058

Gross profit	96,235	76,256	—		172,491
Operating expenses:
Product development	11,955	9,199	4,444	(a)(c)	25,598
Sales, general and administrative	69,326	54,526	(6,256	)(a)(b)(c)(d)(e)	117,596

Total operating expenses	81,281	63,725	(1,812)		143,194

Operating income	14,954	12,531	1,812		29,297
Other (expense) income:
Interest expense	(2,249)	(8,753)	(13,488	)(f)	(24,490)
Other (expense) income, net	613	(96)	—		517

Total other expense	(1,636)	(8,849)	(13,488)		(23,973)

Income (loss) before income taxes	13,318	3,682	(11,676)		5,324
Income tax (expense) benefit	(4,775)	1,877	5,013	(g)	2,115

Net income (loss)	$8,543	$5,559	$(6,663)		$7,439

Net income per share, basic and diluted		$0.04			$0.05

Weighted-average shares used to compute net income per share, basic and diluted		150,000,000			150,000,000

Refer to the accompanying Notes to the Unaudited Pro Forma Statement of Operations.

The pro forma adjustments are explained in Note 3.

Notes to Unaudited Pro Forma Statement of Operations for the Acquisition Transaction

1. Basis of Presentation

The Acquisition Transaction is accounted for using the acquisition method of accounting for business combinations. The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. The goodwill arising from the acquisition is largely attributable to the prospects for significant future earnings due to the expectation of continued growth in the gaming market. Under the acquisition method, our acquisition-related transaction costs, for example, advisory, legal, accounting and other professional fees incurred in the Acquisition Transaction are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. These costs are not presented in the unaudited pro forma results of operations because they will not have a continuing impact on the combined results.

The Reorganization has been accounted for as a combination of entities under common control.

Immediately prior to the consummation of the Offering, we will file an amended and restated certificate of incorporation, pursuant to which we will have 300,000,000 shares of common stock, par value $0.0001 per share, authorized for issuance, of which certain of the issued and outstanding units of Corsair Group (Cayman), LP will convert on a         -to-         basis into shares of our common stock. In addition, we will assume the existing 2017 Equity incentive program of Corsair Group (Cayman), LP and all outstanding equity awards under this program will be converted into equivalent awards in respect to our common stock. To present the unaudited pro forma statement of operations for the Acquisition Transaction, giving effect to the Reorganization, all the issued and outstanding units of Corsair Group (Cayman), LP are assumed to convert to shares of our common stock on a         -to-         conversion basis. All share and per share data in the accompanying unaudited pro forma statement of operations for the Acquisition Transaction and related notes have been retroactively revised to reflect the Reorganization.

The unaudited pro forma statement of operations for the year ended December 31, 2017 illustrates the effects as if the Acquisition Transaction and the Reorganization had occurred on January 1, 2017. The unaudited pro forma statement of operations for the year ended December 31, 2017 was derived from the audited statements of operations and accompanying notes for the Predecessor from January 1, 2017 to August 27, 2017 and the Successor from August 28, 2017 to December 31, 2017.

The unaudited pro forma financial information has been prepared for illustrative purposes only and does not purport to reflect the results we may achieve in future periods or the financial condition or results of operations that actually would have been realized had we completed the Acquisition Transaction and the Reorganization on January 1, 2017.

The unaudited pro forma statement of operations should be read in conjunction with the accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited financial statements and accompanying notes for the year ended December 31, 2017, and related notes thereto included elsewhere in this prospectus.

2. Purchase Price Consideration and Purchase Price Allocation

The total purchase price consideration in the Acquisition Transaction consisted of the following:

August 28, 2017
(in thousands)
Cash consideration	$457,044
Common stock consideration	10,168
Payment for Seller’s indebtedness	71,721
Payment for Seller’s transaction expenses	10,677

Total purchase price consideration	$549,610

The total purchase price in the Acquisition Transaction was allocated to the net tangible assets and identifiable intangible assets based on their estimated fair values as of the acquisition date. The following table sets forth the fair values of assets acquired and liabilities assumed:

August 28, 2017
(in thousands)
Assets acquired:
Cash	$9,070
Restricted cash	1,237
Accounts receivable	109,832
Inventories	110,614
Prepaid and other assets	7,221
Property and equipment	6,797
Intangible assets	269,536
Other long-term assets	1,220
Liabilities assumed:
Accounts payable and related party payable	(100,295)
Deferred tax liabilities	(45,369)
Other current liabilities and accrued expenses	(23,375)

Total identifiable net assets	346,488
Goodwill	203,122

Total assets acquired and liabilities assumed	$549,610

We are amortizing the acquired intangible assets over their estimated useful lives of up to ten years.

3. Acquisition Pro Forma Adjustments

The unaudited pro forma statement of operations for the year ended December 31, 2017 reflects the following pro forma adjustments related to the Acquisition Transaction:

(a)

Amortization of Intangible Assets—This adjustment reflects the additional amortization expense of $19.3 million that would have been recognized on the acquired intangible assets had the Acquisition Transaction been consummated on January 1, 2017. This amortization expense consists of $4.6 million related to the acquired developed technology included in product development expense, $14.2 million related to the acquired customer relationships and $0.5 million related to the acquired non-compete agreements included in sales, general and administrative expense.

(b)

Amortization of Favorable Leases—This adjustment reflects an additional amortization expense of $0.1 million that would have been recognized on the acquired favorable leases had the Acquisition Transaction been consummated on January 1, 2017.

(c)

Stock-Based Compensation—This adjustment eliminates stock-based compensation that was recognized in the amount of $2.5 million related to the acceleration of vesting of certain unvested share-based awards in contemplation of the Acquisition Transaction, of which $0.2 million is recorded in product development expense and $2.3 million is recorded in sales, general and administrative expense. These stock-based compensation charges were eliminated as they will not have a continuing impact on our results of operations.

(d)

Transaction Costs—This adjustment eliminates acquisition-related transaction costs of $11.8 million incurred in the Predecessor period from January 1, 2017 through August 27, 2017 and $6.8 million incurred in the Successor period from August 28, 2017 through December 31, 2017. These transaction costs are eliminated as they represent charges directly attributable to the Acquisition Transaction that will not have a continuing impact on our results of operations.

(e)

Bonus Payments—This adjustment eliminates bonus payments of $0.2 million paid to certain employees in connection with the Acquisition Transaction. The costs are eliminated as they represent charges directly attributable to the Acquisition Transaction that will not have a continuing impact on our results of operations.

(f)

Interest Expense—In conjunction with the closing of the Acquisition Transaction, we entered into multiple credit facilities, with various lenders to consummate the Acquisition Transaction. This adjustment represents the incremental interest expense and amortization of debt issuance costs and debt discounts related to the credit facilities had the Acquisition Transaction been consummated on January 1, 2017. In addition, the adjustment eliminates the interest expense and amortization of debt issuance costs and debt discounts associated with the historical debt of the Predecessor that was repaid and was not assumed upon the closing of the Acquisition Transaction. The interest rate assumed on the credit facilities for purposes of preparing this pro forma adjustment is based on the rates of 6.4% and 10.2% under the first and second lien term loans as of December 31, 2017. A 1/8% increase or decrease in interest rates would have resulted in a change in interest expense of approximately $0.3 million for the year ended December 31, 2017.

(g)

Tax Impact of Acquisition—This adjustment reflects the income tax effect of the pro forma adjustments based on the estimated blended federal and state statutory tax rate in effect during the year ended December 31, 2017 of 38.5% and estimated foreign jurisdiction statutory tax rate of 16.5%, adjusted for impact to valuation allowance. The pro forma adjustment does not reflect the future effective tax rate impact of potential U.S. taxes on foreign earnings.

4. Reorganization Pro Forma Impact

We assessed whether reflecting the Reorganization as if it had occurred on January 1, 2017 would have resulted in any additional income to be recognized under Section 951 of the Code. The assessment indicated that the additional income for the years ended December 31, 2017, 2018, 2019 and for the six months ended June 30, 2020 would be $1.5 million, $0.1 million, $6.4 million and $21.8 million, respectively, fully offset by available net operating loss carryovers.

In the assessment, we also considered the Tax Cuts and Jobs Act enacted on December 22, 2017 by the U.S. Congress with significant tax changes effective January 1, 2018. With the exception of the limitation on interest deduction in Section 163(j) of the Code, the reduction of the statutory tax rate from 35% to 21% and the unlimited carryforward period of our net operating losses, we have determined that prior to the Reorganization certain provisions of the tax reform did not apply and therefore we have not assessed the tax impact associated with these provisions to our financial statements. At the completion of the Reorganization, the impact of the Global Intangible Low-Taxed Income and Foreign Derived Intangible Income provisions of the tax reform is expected to increase.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION FOR THE SCUF ACQUISITION

On December 19, 2019, or the SCUF Acquisition Closing Date, we consummated the closing of our acquisition of SCUF Holdings, Inc. and its subsidiaries, or SCUF, and acquired 100% of their equity interests for total consideration of $136.3 million pursuant to the terms of the Agreement and Plan of Merger we entered into with SCUF on November 6, 2019. We financed the acquisition by issuing new common stock and an additional term loan.

The following unaudited pro forma condensed combined financial statements are based on our historical combined consolidated financial statements and SCUF’s historical consolidated financial statements, as adjusted to give effect to our merger with SCUF and the related financing transactions. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019, gives effect to these transactions as if they had occurred on January 1, 2019. A pro forma balance sheet has not been presented, as the merger was already reflected in our audited combined consolidated financial statements as of December 31, 2019, included in this prospectus.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined statements of operations are described in the accompanying notes, which should be read together with the pro forma condensed combined statements of operations.

The unaudited pro forma financial information for the SCUF Acquisition is based on a preliminary valuation of assets acquired and liabilities assumed used in the preliminary allocation of the purchase price for the business combination. Accordingly, the pro forma purchase price adjustments are subject to further adjustments as additional information becomes available and as additional analysis is performed. The preliminary pro forma purchase price adjustments have been made solely for the purposes of providing the unaudited pro forma financial statements included herewith. A final determination of these fair values shall be based on the actual net tangible and intangible assets of SCUF that existed as of the closing date of the transaction. In addition, the unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the acquisition.

The unaudited pro forma condensed combined financial statements should be read in conjunction with our historical combined consolidated financial statements and SCUF’s historical consolidated financial statements included in this prospectus.

The unaudited pro forma condensed combined financial statements for the SCUF Acquisition are provided for informational purposes only, in accordance with Article 11 of Regulation S-X, and are not necessarily indicative of the income or results that would have occurred had the SCUF Acquisition been completed as of the date indicated. In addition, the unaudited pro forma financial information for the SCUF Acquisition does not purport to be indicative of the future financial position or operating results of the combined operations.

Unaudited Pro Forma Condensed Combined Statement of Operations for the SCUF Acquisition

for the Year Ended December 31, 2019

(in thousands, except share and per share amounts)

	Historical
	Corsair	SCUF	Reclassifications (Note 2)		Pro Forma Adjustments (Note 5)		Pro Forma Combined
Net revenue	$1,097,174	$68,326	$—		$—		$1,165,500
Cost of revenue	872,887	41,829	(5,482	)(a)	3,505	(a)	912,739

Gross profit	224,287	26,497	5,482		(3,505)		252,761
Operating expenses:
Product development	37,547	—	—		2,586	(b)	40,133
Sales, general and administrative	163,033	28,624	11,509	(a)(b)	(9,949	)(c)	193,217
Asset impairment charges	—	—	9,733	(c)	—		9,733

Total operating expense	200,580	28,624	21,242		(7,363)		243,083

Operating (loss) income	23,707	(2,127)	(15,760)		3,858		9,678
Other (expense) income:
Interest expense	(35,548)	(5,319)	—		521	(d)	(40,346)
Other (expense) income, net	(1,558)	(236)	—		—		(1,794)
Impairment loss	—	(9,733)	9,733	(c)	—		—
Transaction costs	—	(6,027)	6,027	(b)	—		—

Total other expense	(37,106)	(21,315)	15,760		521		(42,140)

Loss before income taxes	(13,399)	(23,442)	—		4,379		(32,462)
Income tax benefit	5,005	4,926	—		(2,114	)(e)	7,817

Net loss	$(8,394)	$(18,516)	$—		$2,265		$(24,645)

Net loss per share, basic and diluted	$(0.06)						$(0.15)

Weighted-average shares used to compute net loss per share, basic and diluted	151,864,932				16,202,916	(f)	168,067,848

Refer to the accompanying notes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the SCUF Acquisition.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the SCUF Acquisition

1. Basis of Presentation

The unaudited pro forma condensed combined statement of operations for the SCUF Acquisition for the year ended December 31, 2019 combines our combined consolidated statement of operations for the year ended December 31, 2019 with SCUF’s consolidated statement of operations for the period ended December 18, 2019.

The historical consolidated financial statements have been adjusted in the pro forma condensed combined statement of operations for the SCUF Acquisition to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) expected to have a continuing impact on the combined results following the business combination.

The unaudited pro forma condensed combined statement of operations was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805, Business Combinations with Corsair considered as the accounting acquirer and SCUF as the accounting acquiree. Accordingly, consideration paid by us to complete the acquisition has been allocated to identifiable assets and liabilities of SCUF based on preliminary fair values as of the SCUF Acquisition Closing Date. Management made a preliminary allocation of the consideration transferred to the assets acquired and liabilities assumed based on the information available and management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed. The finalization of the purchase accounting assessment may result in changes to the valuation of both the consideration transferred and of assets acquired and liabilities assumed, which could be material. Accordingly, the pro forma adjustments related to the allocation of consideration transferred are preliminary and have been presented solely for the purpose of providing unaudited pro forma combined statements of operations in this prospectus. Management expects to finalize the accounting for the business combination as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one year from the SCUF Acquisition Closing Date.

Immediately prior to the consummation of the Offering, we will file an amended and restated certificate of incorporation, pursuant to which we will have 300,000,000 shares of common stock, par value $0.0001 per share, authorized for issuance, of which certain of the issued and outstanding units of Corsair Group (Cayman), LP will convert on a         -to-         basis into shares of our common stock. In addition, we will assume the existing 2017 Equity incentive program of Corsair Group (Cayman), LP and all outstanding equity awards under this program will be converted into equivalent awards in respect to our common stock. To present the unaudited pro forma condensed combined statement of operations for SCUF acquisition, giving effect to the Reorganization, all the issued and outstanding units of Corsair Group (Cayman), LP are assumed to convert to shares of our common stock on a         -to-         conversion basis. All share and per share data in the accompanying unaudited pro forma condensed combined statement of operation for SCUF acquisition and related notes have been retroactively revised to reflect the Reorganization.

The unaudited pro forma condensed combined financial information for the SCUF Acquisition has been prepared for illustrative purposes only and do not purport to represent what the actual combined consolidated results of operations would have been had the acquisition actually occurred on January 1, 2019, nor are they necessarily indicative of future combined consolidated results of the combined company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the SCUF Acquisition—(Continued)

2. Reclassification Adjustments to SCUF’s Historical Consolidated Statement of Operations

Certain reclassification adjustments have been made to SCUF’s historical consolidated statement of operations to conform to our financial statement presentation, including:

a)	outbound shipping and handling costs of $5.5 million that was presented as part of cost of revenue has been reclassified to sales, general and administrative expenses,

b)	transaction costs in connection with the SCUF acquisition of $6.0 million that were presented as part of other expense have been reclassified to sales, general and administrative expenses, and

c)

impairment loss of $9.7 million relating to certain assets and property and equipment that were presented as part of other expense has been reclassified to operating expense to conform with applicable accounting guidance.

3. Financing Transactions

The SCUF Acquisition was funded through a combination of debt financing and equity financing.

In connection with the SCUF Acquisition, on the SCUF Acquisition Closing Date we amended our current first lien term loan and borrowed an additional $115.0 million, which bears interest at either the (a) greatest of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2%, plus a margin or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin. The margin ranges from 2.75% to 3.25% for base rate loans and ranges from 3.75% to 4.25% for Eurodollar loans, based on our net leverage ratio.

On December 19, 2019, our direct parent, EagleTree, issued additional units to raise capital for the consideration payable for the acquisition of SCUF. EagleTree issued 14,092,098 units as a result of the capital call, for a total capital contribution of $53.5 million. In addition, part of SCUF’s purchase consideration was settled by the issuance of 2,110,818 units of EagleTree, with a fair value of approximately $8.0 million at the SCUF Acquisition Closing Date.

The net proceeds of the term loan and capital contribution were used to repay the Company’s revolver outstanding balance of $25.6 million on the Closing date and the remainder to fund the SCUF Acquisition, including paying off SCUF’s outstanding debts at the SCUF Acquisition Closing Date.

4. Preliminary Purchase Price Allocation

Subsequent to the SCUF Acquisition Closing Date, we recorded measurement period adjustments which reduced purchase price by $1.5 million, inventories by $0.5 million, and goodwill by $1.0 million, and accordingly, the SCUF total adjusted purchase consideration was $136.3 million. The SCUF purchase consideration consisted of (i) $128.2 million cash consideration (including the payment of SCUF’s transaction costs and debt on behalf of SCUF), (ii) $8.0 million equity consideration (an issuance of approximately 2.1 million units of EagleTree), (iii) $1.6 million estimated contingent cash consideration relating to our expected utilization of the acquired SCUF tax liabilities or tax benefits relating to pre-acquisition SCUF results over the next 4 years of tax filings, (iv) additional cash earn-out based on the achievement of certain SCUF standalone EBITDA targets for 2019 and SCUF’s ability to renew a licensing agreement with a certain vendor, and these contingent cash earn-outs were determined to have zero value based on the assessment of the outcome of these contingent events on the acquisition date,

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the SCUF Acquisition—(Continued)

and (v) net of $1.5 million contingent cash consideration paid on the SCUF Acquisition Closing Date that is expected to be returned by the Sellers to us to fund an incentive payment to certain ex-SCUF employees who joined us and are required to remain in employment through a contractual service period. The purchase price is subject to further adjustments of certain net working capital items within 12 months of the SCUF Acquisition Closing Date.

The following table summarizes the preliminary allocation of the purchase consideration to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date. The primary areas of the purchase price allocation that are not yet finalized consist of inventory valuation, federal and state income tax, and other tax considerations and the valuation of identifiable intangible assets acquired.

(In thousands)
Assets acquired:
Cash	$6,947
Accounts receivable	4,587
Inventories	12,800
Prepaid and other assets	1,377
Identifiable Intangible assets	71,890
Property and equipment	2,927
Other assets	40
Liabilities assumed:
Accounts payable	(9,182)
Sales tax payable	(5,533)
Deferred revenue	(3,752)
Other liabilities and accrued expenses	(8,416)
Deferred tax liabilities	(10,015)

Net identifiable net assets acquired	$63,670
Goodwill	72,642

Net assets acquired	$136,312

The following table summarizes the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Fair Value	Weighted Average Useful Life
	(In thousands)	(In years)
Patents	$30,500	8
Developed technology	18,600	6
Customer Relationships	590	5
Trade name	22,200	15

Total identifiable intangible assets	$71,890

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the SCUF Acquisition—(Continued)

5. Pro Forma Adjustments

(a)	Represents the following adjustments to cost of revenue (in thousands):

Eliminate SCUF’s historical intangible amortization expense	$(1,832)
Recognize amortization expense related to purchased identifiable patent intangible assets based on preliminary fair value which is amortized over eight years of estimated useful life	3,805
Eliminate SCUF’s historical depreciation expense	(1,634)
Recognize depreciation expense resulting from fair value adjustment relating to property and equipment	2,976
Recognize expense for retention bonus incentive offered to SCUF’s employees, as part of the acquisition, that will have a continuing impact on our results of operation	154
Recognize stock-based compensation expense for SCUF’s employees enrolled in our equity plan after the acquisition. SCUF’s historical equity plan was paid out and terminated as of the SCUF Acquisition Closing Date according to the terms of the plan in the event of a change in control.	36

Total	$3,505

(b)	Represents the following adjustments to product development expenses (in thousands):

Eliminate SCUF’s historical intangible amortization expense	$(588)
Recognize amortization expense related to purchased identifiable intangible asset, developed technology, based on preliminary fair value which is amortized over six years of estimated useful life	2,998
Recognize expense for retention bonus incentive offered to SCUF’s employees, as part of the acquisition, that will have a continuing impact on our results of operation	132
Recognize stock-based compensation expense for SCUF’s employees enrolled in our equity plan after the acquisition. SCUF’s historical equity plan was paid out and terminated as of the SCUF Acquisition Closing Date according to the terms of their plan in the event of a change in control.	44

Total	$2,586

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the SCUF Acquisition—(Continued)

(c)	Represents the following adjustments to sales, general and administrative expenses (in thousands):

Eliminate SCUF’s historical intangible asset amortization expense	$(2,945)
Recognize amortization expense related to purchased identifiable intangible assets, primarily customer relationships and trade name, based on preliminary fair values which are amortized over four and fifteen years of useful life, respectively	1,549
Eliminate SCUF’s historical depreciation expense	(650)
Recognize depreciation expense resulting from fair value adjustment relating to property and equipment	1,395
Eliminate historical stock-based compensation expense of SCUF’s equity plan that was paid out and terminated as of the SCUF Acquisition Closing Date	(177)
Recognize stock-based compensation expense under our equity plan as a result of SCUF’s employees enrolled after the acquisition	504
Eliminate SCUF’s historical compensation costs directly attributable to the acquisition and will not have a continuing impact on our results of operations	(970)
Recognize expense for retention bonus incentive offered to SCUF’s employees, as part of the acquisition, that will have a continuing impact on our results of operation	509
Eliminate SCUF’s historical transaction costs and our historical acquisition-related cost related to the SCUF acquisition as these charges will not have a continuing impact on our results of operations	(9,164)

Total	$(9,949)

(d)	Represents the following adjustments to interest expense (in thousands):

Eliminate SCUF’s historical interest expense and amortization of debt issuance costs as the historical debt was fully repaid on the SCUF Acquisition Closing Date	$5,319
Recognize interest expense and amortization of debt discount and debt issuance costs associated with the additional $115.0 million borrowed on the SCUF Acquisition Closing Date to fund the acquisition and pay down our outstanding revolver. The additional debt proceeds were received net of $3.5 million of debt discount and issuance costs, in aggregate. The interest expense for the pro forma adjustment is estimated using an all-in rate of 5.9% on December 31, 2019	(7,556)
Eliminate our historical interest expense related to borrowings from the revolver which was fully repaid at the SCUF Acquisition Closing Date	2,758

Total	$521

(e)

This adjustment reflects the income tax effect of the pro forma adjustments based on the estimated blended federal and state statutory tax rate in effect during the year ended December 31, 2019 of 24.5% and estimated foreign jurisdiction statutory tax rate of 19.0%, and also a $2.1 million adjustment to reverse the tax benefit from the realization of deferred tax assets as a result of acquiring SCUF that is not expected to have a continuing impact to our operating results. The pro forma adjustment does not reflect the future effective tax rate impact of potential U.S. taxes on foreign earnings.

(f)

On December 19, 2019, EagleTree issued units to raise capital for the consideration payable for the acquisition of SCUF. EagleTree issued 14,092,098 units as a result of the capital call, for a total capital contribution of $53.5 million. In addition, part of SCUF’s purchase consideration was settled by the issuance of 2,110,818 units of EagleTree with a fair value of approximately $8.0 million at the SCUF Acquisition Closing Date. These additional units are assumed outstanding as of the beginning of the year ended December 31, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed above in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading global provider and innovator of high-performance gear for gamers and content creators. We design industry-leading gaming gear that helps digital athletes, from casual gamers to committed professionals, to perform at their peak across PC or console platforms, and streaming gear that enables creators to produce studio-quality content to share with friends or to broadcast to millions of fans. We develop and sell high-performance gaming and streaming peripherals, components and systems to enthusiasts globally.

We have been a leader and pioneer in our industry for more than two decades, serving competitive gamers and content creators globally. Many of our products maintain a number one U.S. market share position, according to data from NPD Group and internal estimates. Our brand authenticity is important to our customers, and we are known for offering innovative, finely engineered products that have expanded the frontiers of gaming performance. For example, we created the first mechanical, per-key red-green-blue, or RGB, back-lit keyboard and brought liquid cooling for PCs to the mainstream. We invented back-paddles for performance controllers under the SCUF brand and invented the Stream Deck solution under the Elgato brand. Our heritage in designing high-performance memory and power supply units, or PSUs, is unmatched. Our reputation and loyal customers have allowed us to continue to innovate and successfully expand our product suite worldwide. We have built our brands globally through a focus on gamers and content creators, and by delivering an uncompromising level of performance across all our products.

From 2018 to 2019, we completed three acquisitions with the goal of strengthening our capabilities in existing product segments, diversifying our offerings and expanding our sales channels. In July 2018, we completed the acquisition of certain assets and technology from Elgato Gaming, a leading provider of hardware and software for content creators, based in Munich, Germany. The addition of Elgato’s portfolio of game and creator streaming accessory products has allowed us to enter into the game streaming and video production market. In July 2019, we completed the acquisition of Origin PC Corporation, a company based in Florida, specializing in delivering hand-built, personalized high-end gaming PCs. In December 2019, we completed the acquisition of SCUF Holdings, Inc. and its subsidiaries. SCUF, headquartered in Georgia, specializes in delivering superior accessories and customized gaming controllers for gaming consoles and PCs that are used by top professional gamers as well as competitive amateur gamers. The addition of Origin and SCUF’s products enhances and expands our product offering to PC and console gamers, respectively. See Note 5 to our combined consolidated financial statements included elsewhere in this prospectus for additional information regarding our business acquisitions. Elgato and SCUF are now part of our gamer and creator peripherals segment and their results of operations are included in our combined consolidated statements of operations beginning July 2, 2018 and December 19, 2019, respectively. Origin is now part of our gaming components and systems segment and its results of operations are included in our combined consolidated statements of operations beginning July 22, 2019.

We are growing rapidly. In 2018 we had net revenue of $937.6 million, net income (loss) of ($13.7) million, adjusted operating income of $61.6 million, adjusted net income of $20.0 million and adjusted EBITDA of $67.4 million. In 2019 we had net revenue of $1.1 billion, net income (loss) of ($8.4) million, adjusted operating income of $65.8 million, adjusted net income of $27.5 million and adjusted EBITDA of $71.6 million. For the six months ended June 30, 2019 and 2020, we had net revenue of $486.2 million and $688.9 million, respectively, net income (loss) of ($15.9) million and $23.8 million, respectively, adjusted operating income of $18.3 and $72.4 million, respectively, adjusted net income of $0.6 million and $43.6 million, respectively, and adjusted EBITDA of $20.8 million and $76.7 million, respectively. For 2018 and 2019 and for the six months ended June 30, 2019 and 2020, our gross margin was 20.6%, 20.4%, 19.3% and 26.7%, respectively. Our revenue, gross margin, net income (loss), adjusted operating income, adjusted net income and adjusted EBITDA each increased for the twelve months ended June 30, 2019 to the same period in 2020 from $973.1 million to $1.3 billion, from 20.1% to 24.2%, from $(26.7) million to $31.3 million, from $51.2 million to $119.9 million, from $7.4 million to $70.4 million and from $56.6 million to $127.6 million, respectively. See the section titled “Selected Financial Data—Non-GAAP Financial Measures” for an explanation of how we compute these non-GAAP financial measures and for their reconciliations to the most directly comparable GAAP financial measure.

Our solution is a complete suite of gaming and streaming gear that addresses the most critical components for game performance and is designed to work seamlessly with our proprietary software platform, iCUE, to optimize performance, customization and style. Our business has two operating segments:

•

gamer and creator peripherals, which includes keyboards, mice, mousepads, gaming headsets, gaming chairs, gamer and creator streaming gear including game and video capture hardware, microphones, video production accessories and docking stations, and following our SCUF acquisition, console and PC gaming accessories including controllers; and

•

gaming components and systems, which includes PSUs, cooling solutions including fans and liquid cooling products, computer cases, prebuilt and custom built gaming PCs and laptops, and high-performance memory components such as DRAM modules.

The percentage of our net revenue from our gamer and creator peripherals segment and gaming components and systems segment were 26.8% and 73.2%, respectively, for 2019 and 27.0% and 73.0%, respectively, for the six months ended June 30, 2020. The percentage of gross profit from our gamer and creator peripherals segment and gaming components and systems segment were 63.7% and 36.3%, respectively, for 2019 and 33.1% and 66.9%, respectively, for the six months ended June 30, 2020. Gross margin for our gamer and creator peripherals segment and gaming components and systems segment were 27.7% and 17.8%, respectively, for 2019 and 32.7% and 24.4%, respectively, for the six months ended June 30, 2020.

We are headquartered in California. Our products are primarily designed in the United States, Germany, China and Taiwan. We operate a facility in Taiwan where we assemble, test, package and ultimately supply nearly all of our DRAM modules and a significant portion of our cooling solutions and custom prebuilt gaming systems. We also assemble, test, package and ultimately supply our custom-built PCs in our U.S. facility, and our customized gaming controllers in our U.S. and U.K. facilities. All of the other gear we sell is produced at factories operated by third-parties located in China, Taiwan and countries in Southeast Asia. These third-party manufacturers are responsible for procuring most of the components used in the manufacturing of our gear from third-party suppliers. We also outsource packaging and fulfillment to third-party logistics providers in some regions around the world. As of June 30, 2020, we had shipped over 190 million gaming products since 1998, with over 85 million gear shipments in the past five years.

Our gear is purchased by gaming enthusiasts worldwide through either our retail channel or our direct-to-consumer channel. In our retail channel, we distribute our gear either directly to the retailer or through key distributors. Retailers in our network include Amazon, Best Buy, JD.com, MediaMarkt and Walmart. While we historically have sold our gear directly to consumers through our website, following our acquisitions of SCUF and Origin in 2019 the volume of direct-to-consumer sales has increased as both of these companies primarily generated sales through direct-to-consumer channels. While sales from our direct-to-consumer channel comprised only 3% of our net revenue in 2019 (prior to the inclusion of results from the SCUF acquisition) and 9% of our net revenue in the six months ended June 30, 2020, we believe direct-to-consumer sales represent a significant avenue to drive growth by facilitating increased market penetration across our product categories. We expect net revenue from our direct-to-consumer channel to increase as a percentage of total net revenue in future periods. Through both our retail and direct-to-consumer channels, we currently ship to more than 75 countries across six continents. In 2019, sales to the Americas, EMEA and Asia Pacific represented 41.9%, 37.1% and 21.0%, respectively, of net revenue, and such regions in the six months ended June 30, 2020 represented 43.6%, 36.2% and 20.2%, respectively, of net revenue.

Factors Affecting Our Business

Our results of operations and financial condition are affected by numerous factors, including those described above under “Risk Factors” and elsewhere in this prospectus and those described below.

Impact of Industry Trends. Our results of operations and financial condition are impacted by industry trends in the gaming market, including:

•

Increasing gaming engagement. Gaming today represents approximately 11% of leisure time in the United States, surpassing activities such as using social media and messaging. According to a 2019 survey by Nielsen, 71% of millennial gamers in the United States watch gaming video content on platforms like YouTube and Twitch for an average of almost six hours per week. Of these viewers, roughly equal numbers cite “learning gameplay strategy from top players” and cite “enjoy the personalities of the creators” as their reason for watching. Five of YouTube’s 10 highest earning stars in 2019 produced gaming content. We believe that gaming’s increasing time share of global entertainment consumption will drive continued growth in spending on both games and gaming and streaming gear.

•

Introduction of new high-performance computing hardware and sophisticated games. We believe that the introduction of more powerful CPUs and GPUs that place increased demands on other system components, such as memory, power supply or cooling, has a significant effect on increasing the demand for our gear. In addition, we believe that our business success depends in part on the introduction and success of games with sophisticated graphics that place increasing demands on system processing speed and capacity and therefore require more powerful CPUs or GPUs, which in turn drives demand for our high-performance gaming components and systems, such as PSUs and cooling solutions, and our gaming PC memory. As a result, our operating results may be materially affected by the timing of, and the rate at which computer hardware companies introduce, new and enhanced CPUs and GPUs, the timing of, and rate at which computer game companies and developers introduce, sophisticated new and improved games that require increasingly high levels of system and graphics processing power, and whether these new products and games are widely accepted by gamers.

Product Mix. Our gamer and creator peripherals segment has a higher gross margin than our gaming components and systems segment. As a result, our overall gross margin is affected by changes in product mix. One of our strategies is to increase the percentage of our net revenue generated by our higher margin gamer and creator peripherals segment, which has grown in recent years. For example, net revenue from the sales of our gamer and creator peripherals segment increased from $233.5 million in 2018 to $294.1 million in 2019, with gross profit increasing from $73.5 million in 2018 to $81.4 million in 2019. Net revenue of our gamer and creator peripherals segment increased from $271.6 million in the twelve months period ended June 30, 2019 to $350.6 million in the twelve months period ended June 30, 2020, with gross profit increasing from $86.0 million to $104.0 million over the same periods. External factors can have an impact on our product mix, such as popular game releases that can increase sales of peripherals and availability of new CPUs and GPUs that can impact component sales. In addition, within our gamer and creator peripherals and gaming components and systems segments, gross margin varies between products, and significant shifts in product mix within either segment may also significantly impact our overall gross margin.

Sales Network. We operate a global sales network that consists primarily of retailers, as well as distributors we use to access certain retailers. Further, a limited number of retailers and distributors represent a significant portion of our net revenue, with Amazon accounting for 22.4%, 25.1% and 26.8% of our net revenue for 2018, 2019 and for the six months ended June 30, 2020, respectively, and sales to our ten largest customers accounting for approximately 51.0%, 51.6% and 52.4% of our net revenue for the same periods, respectively. Our customers typically do not enter into long-term agreements to purchase our gear but instead enter into purchase orders with us. As a result of this concentration and the lack of long-term agreements with our customers, a primary driver of our net revenue and operating performance is maintaining good relationships with these retailers and distributors. To help maintain good relationships, we implement initiatives such as our updated packaging design which helps Amazon process our packages more efficiently. Further, given our global operations, a significant percentage of our expenses relate to shipping costs. Our ability to effectively optimize these shipping expenses, for example utilizing expensive shipping options such as air freight for smaller packages and more urgent deliveries and more cost-efficient options, such as train or boat, for other shipments, has an impact on our expenses and results of operations.

In addition, we also maintain a direct-to-consumer sales channel where sales are made directly to the end-consumer through our website. While sales from our direct-to-consumer channel comprised a small portion of net revenue, we believe direct-to-consumer sales represent a significant avenue to drive growth by facilitating increased market penetration across our product categories.

New Product Introductions. Gamers demand new technology and product features, and we expect our ability to accurately anticipate and meet these demands will be one of the main drivers for any future sales growth and market share expansion. To date, we have had several new product introductions that had a favorable impact on our net revenue and operating results, such as the introduction of our new high-end wireless headset in 2019, Virtuoso. However, we cannot assure you that our new product introductions will have a favorable impact on our operating results or that customers will choose our new gear over those of our competitors.

Seasonal Sales Trends. We have experienced and expect to continue to experience seasonal fluctuations in sales due to the buying patterns of our customers and spending patterns of gamers. Our net revenue has generally been lowest in the first and second calendar quarters due to lower consumer demand following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs, GPUs, and other computer hardware products, which usually take place in the second calendar quarter and which tend to drive sales in the following two quarters. Further, our net revenue tends to be higher in the third and fourth calendar quarter due to seasonal sales such as “Black Friday,” “Cyber Monday” and “Singles Day” in China, as retailers tend to make purchases in advance of these sales, and our sales also tend to be higher in the fourth quarter due to the introduction of new consoles and high-profile games in connection with the holiday season. As a consequence of seasonality, our net revenue for the second calendar quarter is generally the lowest of the year followed by the first calendar quarter. We expect these seasonality trends to continue.

Fluctuations in Currency Exchange Rates. We are subject to inherent risks attributed to operating in a global economy. Some of our international sales are denominated in foreign currencies and any unfavorable movement in the exchange rate between U.S. dollars and the currencies in which we conduct sales in foreign countries, in particular the Euro and the British Pound could have an adverse impact on our net revenue. In addition, we generally pay our employees located outside the United States in the local currency, with a significant portion of those payments being made in Taiwan dollars and Euros. Additionally, as a result of our foreign sales and operations, we have other expenses, assets and liabilities that are denominated in foreign currencies, in particular the Chinese Yuan, Euro and British Pound.

Novel Coronavirus Outbreak. In December 2019, a novel strain of coronavirus was identified in China, resulting in shutdowns of manufacturing and commerce, as well as global travel restrictions to contain the virus. The impact has since extended globally.

We have operations and employees in various regions affected by coronavirus, including our headquarters in California, which is subject to a shelter-in-place order. Our manufacturing facilities in Atlanta and the United Kingdom, and our contract manufacturing facilities in Southeast Asia, many of which have closed between one to two months in early 2020 have caused some disruptions in our supply chain which also resulted in increased air freight costs. Although we have seen some significant business disruptions due to COVID-19, the broader implications of COVID-19 on our results of operations and overall financial performance remain uncertain. The negative financial impact from the temporary stoppage in our factories, disruption in our supply chain and increased air freight costs experienced in the first quarter of 2020 was offset by strong revenue growth year-over-year partly due to an increase in demand for our gear as more people in more countries are under shelter-in-place restrictions. We believe that shelter-in-place and other similar restrictions have resulted in increased demand for our gear because such restrictions have limited people’s access to alternative forms of entertainment and social interaction, and thus have increased the demand for home entertainment and connecting with others through content creation. Further, we believe the increased demand for our gear has been driven in part by individuals seeking to improve their work from home setup. This increase in demand has continued into the second quarter and we expect it to continue through the remainder of the year as the COVID-19 pandemic continues. However, as the global economic activity slows down, the demand for our gear could decline despite these trends. Moreover, travel restrictions, factory closures and disruptions in our supply chain are likely to happen and we or our suppliers may not be able to obtain adequate inventory to sell. The dynamic nature and uncertainty of the circumstances surrounding COVID-19 pandemic may have adverse consequences on our results of operations for 2020 and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the outbreak. We continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to our business and we have implemented various measures to attempt to mitigate the disruptive logistic impact specifically around managing inventory stocking level at our distribution hubs and determining the mode of shipment used to deploy our gear to the customers, and we are also ready to implement adjustments to our expenses and cash flow in the event of declines in revenues. Please see “Risk Factors” for further discussion of the possible impact of the COVID-19 pandemic on our business.

Integrated Circuits. Integrated circuits, or ICs, account for most of the cost of producing our high-performance memory products. IC prices are subject to pricing fluctuations which can affect the average sales prices of memory modules, and thus impact our net revenue, and can have an effect on gross margins. The impact on net revenues can be significant as our high-performance memory products, included within our gaming components and systems segment, represents a significant portion of our net revenue.

Components of our Operating Results

Net Revenue

We generate all of our net revenue from the sale of gamer and creator peripherals and gaming components and systems to retailers, including online retailers, gamers and distributors worldwide. Our revenue is recognized net of allowances for returns, discounts, sales incentives and any taxes collected from customers.

For a description of our revenue recognition policies, see the section titled “Critical Accounting Policies and Estimates—Revenue Recognition.”

Cost of Revenue

Cost of revenue consists of product costs, including costs of contract manufacturers, inbound freight costs from manufacturers to our distribution hubs as well as inter-hub shipments, cost of materials and overhead, duties and tariffs, warranty replacement cost to process and rework returned items, depreciation of tooling equipment, warehousing costs, excess and obsolete inventory write-downs, and certain allocated costs related to facilities and information technology, or IT, and personnel-related expenses and other operating expenses related to supply chain logistics.

Operating Expenses

Operating expenses consist of product development and sales, general and administrative expenses.

Product development. Product development costs are generally expensed as incurred and reported in the combined consolidated statements of operations. Product development costs consist primarily of the costs associated with the design and testing of new products and improvements to existing products. These costs relate primarily to compensation of personnel and consultants involved with product design, definition, compatibility testing and qualification.

We expense software development costs as incurred until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. To date, almost all of our software development costs have been expensed as incurred because the period between achieving technological feasibility and the release of the software has been short and development costs qualifying for capitalization have been insignificant.

We expect our product development expenses to increase in absolute dollars as we continue to make significant investments in developing new products and enhancing existing products.

Sales, general and administrative. Sales, general and administrative, or SG&A expenses represent the largest component of our operating expenses and consist of distribution costs, sales, marketing and other general and administrative costs. Distribution costs include outbound freight and the costs to operate our distribution hubs. Sales costs relate to the costs to operate our global sales force that works in conjunction with our channel partners. Marketing costs consist primarily of gaming team and event sponsorships, advertising and marketing promotions of our products and services and personnel-related cost. General and administrative costs consist primarily of personnel-related expenses for our finance, legal, human resources, IT and administrative personnel, as well as the costs of professional services related to these functions.

We expect our total sales, general and administrative expenses to increase in absolute dollars as we continue to actively promote and distribute a higher volume of our products and also due to the anticipated growth of our business and related infrastructure, including increase in legal, accounting, insurance, compliance, investor relations and other costs associated with becoming a public company.

Interest Expense

Interest expense consists of interest associated with our debt financing arrangements, including our revolving line of credit, amortization of debt issuance costs and debt discounts, loss from debt extinguishment, consisting of the write-off of unamortized debt discount and fees associated with the prepayment of our term loans, and the change in fair value of our interest rate cap contracts.

Other Income (Expense), Net

Other income (expense), net consists primarily of our foreign currency exchange gains and losses relating to transactions and remeasurement of asset and liability balances denominated in currencies other than the U.S. dollar. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Income Tax (Expense) Benefit

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates different from those in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to United States income, the utilization of foreign tax credits and changes in tax laws. Deferred tax assets are reduced through the establishment of a valuation allowance, if, based upon available evidence, it is determined that it is more likely than not that the deferred tax assets will not be realized.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax and financial reporting bases of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled.

Results of Operations

The following tables set forth the components of our combined consolidated statements of operations for each of the periods presented. The period-to-period comparison of operating results is not necessarily indicative of results for future periods.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
	(in thousands)
Combined Consolidated Statements of Operations Data:
Net revenue	$937,553	$1,097,174	$486,247	$688,925
Cost of revenue	744,858	872,887	392,640	505,239

Gross profit	192,695	224,287	93,607	183,686
Operating expenses:
Product development	31,990	37,547	18,899	23,383
Sales, general and administrative	138,915	163,033	76,181	110,556

Total operating expenses	170,905	200,580	95,080	133,939

Operating income (loss)	21,790	23,707	(1,473)	49,747
Other (expense) income:
Interest expense	(32,680)	(35,548)	(17,944)	(18,946)
Other (expense) income, net	183	(1,558)	(1,078)	(52)

Total other expense, net	(32,497)	(37,106)	(19,022)	(18,998)

Income (loss) before income taxes	(10,707)	(13,399)	(20,495)	30,749
Income tax (expense) benefit	(3,013)	5,005	4,570	(6,932)

Net income (loss)	$(13,720)	$(8,394)	$(15,925)	$23,817

The following tables set forth the components of our combined consolidated statements of operations for each of the periods presented as a percentage of net revenue. The period-to-period comparison of our operating results as a percentage of net revenue is not necessarily indicative of results for future periods.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
Combined Consolidated Statements of Operations Data:
As a % of revenue
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	79.4	79.6	80.7	73.3

Gross profit	20.6	20.4	19.3	26.7
Operating expenses:
Product development	3.4	3.4	3.9	3.4
Sales, general and administrative	14.8	14.9	15.7	16.0

Total operating expenses	18.2	18.3	19.6	19.4

Operating income (loss)	2.3	2.2	(0.3)	7.2
Other (expense) income:
Interest expense	(3.5)	(3.2)	(3.7)	(2.8)
Other (expense) income, net	—	(0.1)	(0.2)	(0.0)

Total other expense, net	(3.5)	(3.4)	(3.9)	(2.8)

Income (loss) before income taxes	(1.1)	(1.2)	(4.2)	4.5
Income tax (expense) benefit	(0.3)	0.5	0.9	(1.0)

Net income (loss)	(1.5)%	(0.8)%	(3.3)%	3.5%

Comparison of the Years Ended December 31, 2018 and 2019 and the Six Months Ended June 30, 2019 and 2020

Net Revenue

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
	(in thousands)
Net revenue	$937,553	$1,097,174	$486,247	$688,925

Net revenue increased $202.7 million, or 41.7%, for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. We experienced double-digit revenue growth in both our gamer and creator peripherals segment and our gaming components and systems segment and we believe the increased demand of our products is generally due to shelter-in-place requirements caused by COVID-19, and to a lesser extent, the inclusion of post-acquisition revenues from our SCUF and Origin acquisitions.

Net revenue increased $159.6 million, or 17.0%, in 2019 as compared to 2018, due to strong growth in both of our segments largely as a result of higher sales of Corsair-branded products and also from the addition of the Elgato product portfolio after its acquisition in July 2018. Net revenue of our gamer and creator peripherals segment increased $60.6 million, or 26.0%, in 2019, compared to 2018, and net revenue of our gaming components and systems segment increased $99.0 million, or 14.1%, in 2019 as compared to 2018.

Gross Profit and Gross Margin

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
	(in thousands)
Gross profit	$192,695	$224,287	$93,607	$183,686
Gross margin	20.6%	20.4%	19.3%	26.7%

Gross margin increased from 19.3% for the six months ended June 30, 2019 to 26.7% for the six months ended June 30, 2020, primarily due to an increase in margin in our gaming components and systems segment as well as the positive margin impact from sales of the higher margin SCUF products. We expect our 2020 gross margins to be higher than historical periods if the sales of our SCUF and streaming products, which have a higher average margin than other products in our product mix, remain consistent or higher for the remainder of 2020.

Gross margin for 2019 was positively impacted by a favorable shift in product mix but was largely offset by a negative impact from additional tariff costs, resulting in relatively flat gross margin of 20.4% in 2019 as compared to 20.6% in 2018.

Product Development

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
	(in thousands)
Product development	$31,990	$37,547	$18,899	$23,383

Product development expenses increased $4.5 million, or 23.7%, for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. The increase was primarily driven by a $2.8 million increase in personnel-related expenses due to headcount growth and higher bonus expense, the inclusion of $2.7 million of SCUF’s product development expenses following its acquisition, a $1.7 million increase in consultant and contractor expenses, and a $0.8 million increase in project materials costs, all of which are directly related to supporting our continued innovation and broadening our product portfolio. These increases were partially offset by a $3.5 million decrease in amortization expense of developed technologies intangible assets.

Product development expenses increased $5.6 million, or 17.4%, in 2019 as compared to 2018. The increase was primarily driven by a $3.2 million increase in personnel-related expenses due to headcount growth, a $1.6 million increase in consultant and contractor expenses and a $0.5 million increase in IT-related expenses to support product development efforts.

Sales, General and Administrative (SG&A)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
	(in thousands)
Sales, general and administrative	$138,915	$163,033	$76,181	$110,556

SG&A expenses increased $34.4 million, or 45.1%, for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. The increase was primarily due to the inclusion of

$14.5 million of SCUF’s SG&A expenses following its acquisition, a $10.4 million increase in personnel-related costs primarily due to headcount growth and higher bonus expense, a $5.0 million increase in outbound freight costs due to increase in sales, a $1.7 million increase in professional and legal expenses, a $1.5 million increase in facilities and maintenance expenses including distribution hub management fees and maintenance fees, and a $0.7 million increase for bad debt expenses.

SG&A expenses increased $24.1 million, or 17.4%, in 2019 as compared to 2018. The increase was primarily driven by a $9.0 million increase in personnel-related costs due to headcount growth, a $4.4 million increase in marketing and advertising expenses to increase worldwide brand awareness for our products, a $3.6 million increase in outbound freight costs due to increased sales, an inclusion of $4.0 million of SCUF’s post acquisition SG&A expense, including debt refinancing costs for funding the acquisition, and acquisition and integration costs related to the SCUF acquisition, a $2.1 million increase in professional fees, and a $1.0 million one-time severance and separation cost with an executive.

Interest Expense and Other (Expense) Income, Net

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
	(in thousands)
Interest expense	$(32,680)	$(35,548)	$(17,944)	$(18,946)
Other (expense) income, net	$183	$(1,558)	$(1,078)	$(52)

Interest expense increased $1.0 million, or 5.6%, for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019. The increase was primarily due to additional cash interest for our additional debt borrowings entered into in December 2019 in connection with the SCUF acquisition, and to a lesser extent, the losses from our partial debt extinguishment and losses from change in fair value of our interest rate cap contracts. These increases were partially offset by a decrease in interest from borrowings from our line of credit.

Interest expense increased $2.9 million, or 8.8%, in 2019 as compared to 2018. The increase was primarily due to additional cash interest and amortization of debt issuance costs and debt discounts for our additional debt borrowings entered into in March 2018, October 2018 and December 2019, as well as an increase in borrowings from our line of credit throughout 2019, as compared to 2018. See Note 8 to our combined consolidated financial statements included elsewhere in this prospectus for additional information regarding our debt arrangements.

Other (expense) income, net relates primarily to the gains and losses resulting from the impact of foreign exchange rate changes on our cash, accounts receivable and intercompany balances denominated in currencies other than the functional currencies in our subsidiaries. The changes in other expense in the periods presented in the table above were primarily due to fluctuations of the Euro, British Pound and Chinese Yuan against the U.S. dollar in these periods.

Income Tax (Expense) Benefit

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(Unaudited)
	(in thousands)
Income Tax (Expense) Benefit	$(3,013)	$5,005	$4,570	$(6,932)

Income tax expense increased $11.5 million, or 251.7%, from $4.6 million of tax benefit for the six months ended June 30, 2019 to $6.9 million of tax expense for the six months ended June 30,

2020. The increase in tax expense was primarily due to a $51.4 million increase in income before tax for the same periods.

In 2019, we recognized an income tax benefit of $5.0 million primarily due to an increase in loss before income tax compared to 2018, realizing a tax benefit of a net operating loss of a foreign subsidiary and management’s reassessment of the realizability of our deferred tax assets from our U.S. net operating loss carried forward. In 2018, we recognized an income tax expense of $3.0 million primarily due to management’s assessment of the realizability of our deferred tax assets from tax credits and stock based compensation expenses that may not be realized.

Segment Results

Our business has two operating segments as noted above. See Note 15 to our combined consolidated financial statements included elsewhere in this prospectus for additional information regarding our business segments.

Segment Net Revenue

The following table sets forth our net revenue by segment expressed both in dollars (thousands) and as a percentage of net revenue:

	Year Ended December 31,				Six Months Ended June 30,
	2018		2019		2019		2020
Gamer and Creator Peripherals Segment	$233,536	24.9%	$294,141	26.8%	$129,478	26.6%	$185,976	27.0%

Memory Products	405,642	43.3	463,406	42.2	211,966	43.6	282,852	41.1
Other Component Products	298,375	31.8	339,627	31.0	144,803	29.8	220,097	31.9

Gaming Components and Systems Segment	704,017	75.1	803,033	73.2	356,769	73.4	502,949	73.0

Total Net Revenue	$937,553	100.0%	$1,097,174	100.0%	$486,247	100.0%	$688,925	100.0%

Gamer and Creator Peripherals Segment

Net revenue of the gamer and creator peripherals segment increased $56.5 million, or 43.6%, for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019, primarily due to the inclusion of SCUF post-acquisition revenue and strong growth in streaming products and headsets sales, we believe driven in part by the COVID-19 shelter-in-place orders as consumers spend more time working and gaming at home, which were partially offset by a reduction in sales of our keyboard and mice products.

Net revenue of the gamer and creator peripherals segment increased $60.6 million, or 26.0%, in 2019 as compared to 2018 primarily due to the addition of Elgato product portfolio which increased the volume of the segment’s sales.

Gaming Components and Systems Segment

Net revenue of the gaming components and systems segment increased $146.2 million, or 41.0%, for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019, primarily due to an increase in sales volume for our memory and PSU products largely due to continued strong market demand, we believe driven in part by the COVID-19 shelter-in-place orders, and to a lesser extent, the inclusion of Origin post-acquisition revenue.

Net revenue of the gaming components and systems segment increased $99.0 million, or 14.1%, in 2019 as compared to 2018 primarily due to an increase in other components products sales following the normalization of the DIY PC market after the surge in the cryptocurrency mining in 2018, as well as an increase in sales volume in our DRAM products. The increase in our DRAM product sales was primarily due to market share gain in United States and China coupled with increased volumes due to lower selling prices.

Segment Gross Profit and Gross Margin

The following table sets forth our gross profit expressed in dollars (thousands) and gross margin (which we define as gross profit as a percentage of net revenue) by segment:

	Year Ended December 31,				Six Months Ended June 30,
	2018		2019		2019		2020
					(Unaudited)
Gamer and Creator Peripherals Segment	$73,489	31.5%	$81,363	27.7%	$38,286	29.6%	$60,876	32.7%

Memory Products	48,490	12.0	74,781	16.1	26,352	12.4	62,955	22.3
Other Component Products	70,716	23.7	68,143	20.1	28,969	20.0	59,855	27.2

Gaming Components and Systems Segment	119,206	16.9	142,924	17.8	55,321	15.5	122,810	24.4

Total Gross Profit	$192,695	20.6%	$224,287	20.4%	$93,607	19.3%	$183,686	26.7%

Gamer and Creator Peripherals Segment

The gross profit of the gamer and creator peripherals segment increased in the six months ended June 30, 2020 by $22.6 million, or 59.0%, as compared to the six months ended June 30, 2019, primarily due to the inclusion of the gross profit from post-acquisition sales of SCUF products. The 3.1% increase in gross margin was primarily due to the addition of higher margin SCUF products and other higher margin products to our product mix and the strong growth in sales of higher margin streaming products, coupled with less promotional activities.

The gross profit of the gamer and creator peripherals segment increased in 2019 by $7.9 million, or 10.7%, compared to 2018, largely due to the net revenue growth of 26.0% in the same period. The 3.8% decrease in gross margin was primarily due to increased promotional activity, additional tariff costs in 2019 and higher return and rework costs, partially offset by a favorable shift in product mix towards sales of higher margin Elgato products.

Gaming Components and Systems Segment

The gross profit of the gaming components and systems segment increased in the six months ended June 30, 2020 by $67.5 million, or 122.0% as compared to the six months ended June 30, 2019, primarily due to the strong revenue growth year-over-year. The 8.9% increase in gross margin was primarily due to a continued strong gross margin for memory products in addition to operational efficiencies and less promotional spending across other component product categories.

The gross profit of the gaming components and systems segment increased in 2019 by $23.7 million, or 19.9%, compared to 2018, largely due to the net revenue growth of 14.1% in the same period. The 0.9% increase in gross margin was primarily due to efficiencies from our leading position in the consumer, high performance memory market, which were offset partially by unfavorable margin impact from higher tariff costs and lower selling prices of our PSU products resulting from the volatility in the cryptocurrency mining market.

Unaudited Quarterly Results of Operations Data and Other Data

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the quarter periods set forth below. The unaudited consolidated statement of operations data set forth below has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of such data. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(In thousands)
Net revenues	$242,133	$208,558	$217,962	$268,900	$245,383	$240,864	$284,372	$326,555	$308,518	$380,407
Cost of revenue	194,384	165,680	171,141	213,653	197,300	195,340	224,145	256,102	229,896	275,343

Gross profit	47,749	42,878	46,821	55,247	48,083	45,524	60,227	70,453	78,622	105,064
Operating expenses:
Product development(1)	6,802	6,971	8,715	9,502	9,670	9,229	9,454	9,194	11,556	11,827
Sales, general and administrative(1),(2)	33,237	34,022	33,380	38,276	38,035	38,146	39,811	47,041	53,729	56,827

Total operating expenses	40,039	40,993	42,095	47,778	47,705	47,375	49,265	56,235	65,285	68,654

Operating income (loss)	7,710	1,885	4,726	7,469	378	(1,851)	10,962	14,218	13,337	36,410
Other (expense) income:
Interest expense	(6,170)	(8,256)	(8,802)	(9,452)	(9,005)	(8,939)	(9,119)	(8,485)	(9,374)	(9,572)
Other (expense) income, net	573	(67)	31	(354)	(889)	(189)	(399)	(81)	(63)	11

Total other expense, net	(5,597)	(8,323)	(8,771)	(9,806)	(9,894)	(9,128)	(9,518)	(8,566)	(9,437)	(9,561)

Income (loss) from operations before income taxes	2,113	(6,438)	(4,045)	(2,337)	(9,516)	(10,979)	1,444	5,652	3,900	26,849
Income tax (expense) benefit	(462)	1,831	(253)	(4,129)	1,023	3,547	75	360	(2,683)	(4,249)

Net income (loss)	$1,651	$(4,607)	$(4,298)	$(6,466)	$(8,493)	$(7,432)	$1,519	$6,012	$1, 217	$22,600

Non-GAAP Financial Metrics:
Adjusted EBITDA	$18,124	$13,432	$17,307	$18,568	$10,778	$9,980	$22,367	$28,469	$27,104	$49,635
Adjusted operating income	$16,477	$12,149	$15,698	$17,254	$10,006	$8,253	$20,895	$26,614	$25,012	$47,415
Adjusted net income (loss)	$8,990	$4,229	$5,117	$1,657	$(394)	$1,040	$10,017	$16,841	$11,220	$32,343

	Three Months Ended
As a % of revenue	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	80.3	79.4	78.5	79.5	80.4	81.1	78.8	78.4	74.5	72.4

Gross profit	19.7	20.6	21.5	20.5	19.6	18.9	21.2	21.6	25.5	27.6
Operating expenses:
Product development(1)	2.8	3.3	4.0	3.5	3.9	3.8	3.3	2.8	3.7	3.1
Sales, general and administrative(1),(2)	13.7	16.3	15.3	14.2	15.5	15.8	14.0	14.4	17.4	14.9

Total operating expenses	16.5	19.7	19.3	17.8	19.4	19.7	17.3	17.2	21.2	18.0

Operating income (loss)	3.2	0.9	2.2	2.8	0.2	(0.8)	3.9	4.4	4.3	9.6
Other (expense) income:
Interest expense	(2.5)	(4.0)	(4.0)	(3.5)	(3.7)	(3.7)	(3.2)	(2.6)	(3.0)	(2.5)
Other (expense) income, net	0.2	—	—	(0.1)	(0.4)	(0.1)	(0.1)	—	—	—

Total other expense, net	(2.3)	(4.0)	(4.0)	(3.6)	(4.0)	(3.8)	(3.3)	(2.6)	(3.1)	(2.5)
Income (loss) from operations before income taxes	0.9	(3.1)	(1.9)	(0.9)	(3.9)	(4.6)	0.5	1.7	1.3	7.1
Income tax (expense) benefit	(0.2)	0.9	(0.1)	(1.5)	0.4	1.5	—	0.1	(0.9)	(1.1)

Net income (loss)	0.7%	-2.2%	-2.0%	-2.4%	-3.5%	-3.1%	0.5%	1.8%	0.4%	5.9%

Non-GAAP Financial Metrics:
Adjusted EBITDA	7.5%	6.4%	7.9%	6.9%	4.4%	4.1%	7.9%	8.7%	8.8%	13.0%
Adjusted operating income	6.8%	5.8%	7.2%	6.4%	4.1%	3.4%	7.3%	8.1%	8.1%	12.5%
Adjusted net income (loss)	3.7%	2.0%	2.3%	0.6%	-0.2%	0.4%	3.5%	5.2%	3.6%	8.5%

(1)	Includes intangible amortization as follows, expressed in dollars and as a percentage of cost of revenue and operating expenses:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(In thousands)
Cost of revenue	$—	$—	$—	$—	$—	$—	$—	$127	$974	$926
Product development	1,766	1,766	2,304	2,311	2,319	2,318	1,651	669	1,351	1,351
Sales, general and administrative	5,620	5,618	5,749	5,759	5,756	5,751	5,757	5,775	6,122	6,115

Total intangible amortization	$7,386	$7,384	$8,053	$8,070	$8,075	$8,069	$7,408	$6,571	$8,447	$8,392

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
As a % of cost of revenue	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.4%	0.3%

As a % of product development expenses	26.0	25.3	26.4	24.3	24.0	25.1	17.5	7.3	11.7	11.4
As a % of sales, general and administrative expenses	16.9	16.5	17.2	15.0	15.1	15.1	14.5	12.3	11.4	10.8

As a % of total operating expenses	18.4%	18.0%	19.1%	16.9%	16.9%	17.0%	15.0%	11.5%	11.4%	10.9%

(2)

Includes non-recurring acquisition and integration costs related to our Acquisition Transaction and other business acquisitions. See the section titled “Selected Financial Data—Non-GAAP Financial Measures” for information regarding our use of non-GAAP financial measures and for their reconciliations to the most comparable GAAP measure.

Our net revenues by segment for the following periods, expressed both in dollars and as a percentage of total net revenues, are set forth below:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(In thousands)
Gamer and Creator Peripherals Segment	$44,415	$47,013	$63,133	$78,975	$59,863	$69,615	$70,606	$94,057	$75,861	$110,115

Memory Products	113,178	76,076	88,489	127,899	114,799	97,167	119,467	131,973	136,883	145,969
Other Component Products	84,540	85,469	66,340	62,026	70,721	74,082	94,299	100,525	95,774	124,323

Gaming Components and Systems Segment	197,718	161,545	154,829	189,925	185,520	171,249	213,766	232,498	232,657	270,292

Net revenue	$242,133	$208,558	$217,962	$268,900	$245,383	$240,864	$284,372	$326,555	$308,518	$380,407

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Gamer and Creator Peripherals Segment	18.3%	22.5%	29.0%	29.4%	24.4%	28.9%	24.8%	28.8%	24.6%	28.9%

Memory Products	46.7	36.5	40.6	47.6	46.8	40.3	42.0	40.4	44.4	38.4
Other Component Products	34.9	41.0	30.4	23.1	28.8	30.8	33.2	30.8	31.0	32.7

Gaming Components and Systems Segment	81.7	77.5	71.0	70.6	75.6	71.1	75.2	71.2	75.4	71.1

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Our gross profit and gross margin, which we define as gross profit as a percentage of net revenues, by segment are set forth below:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(In thousands)
Gamer and Creator Peripherals Segment	$12,424	$13,373	$21,128	$26,564	$17,971	$20,315	$19,948	$23,129	$22,133	$38,743

Memory Products	14,244	9,008	9,609	15,629	14,614	11,738	21,882	26,547	32,005	30,950
Other Component Products	21,081	20,497	16,084	13,054	15,498	13,471	18,397	20,777	24,484	35,371

Gaming Components and Systems Segment	35,325	29,505	25,693	28,683	30,112	25,209	40,279	47,324	56,489	66,321

Gross Profit	$47,749	$42,878	$46,821	$55,247	$48,083	$45,524	$60,227	$70,453	$78,622	$105,064

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Gamer and Creator Peripherals Segment	28.0%	28.4%	33.5%	33.6%	30.0%	29.2%	28.3%	24.6%	29.2%	35.2%

Memory Products	12.6	11.8	10.9	12.2	12.7	12.1	18.3	20.1	23.4	21.2
Other Component Products	24.9	24.0	24.2	21.0	21.9	18.2	19.5	20.7	25.6	28.5

Gaming Components and Systems Segment	17.9	18.3	16.6	15.1	16.2	14.7	18.8	20.4	24.3	24.5

	19.7%	20.6%	21.5%	20.5%	19.6%	18.9%	21.2%	21.6%	25.5%	27.6%

Quarterly Trends and Seasonality

Our overall operating results are subject to quarterly seasonal fluctuations due to the spending patterns of gamers who purchase our products. Our net revenue is generally lowest in the first and second quarters due to lower sales following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced GPUs, CPUs and other computer hardware products, which usually takes place in the second quarter and which tends to drive sales in the following two quarters. As a consequence of seasonality, our total sales for the second calendar quarter are generally the lowest of the year, followed by sales for the first calendar quarter. Quarterly cost of revenue and total gross profit fluctuate from quarter to quarter based largely on sales performance and the mix of product segment net revenue. Our gross margins vary between product segments, and as a result, our total gross profit and gross margins can fluctuate depending on the net revenue performance by product segment. Similarly, within a product segment, we generally see fluctuations based on product cost of revenue mix that can impact the gross margin for a given segment. Quarterly operating expenses have varied over the periods presented reflecting investments in our operations and personnel in addition to fluctuations in spending on marketing related activities such as trade shows, events and sponsorships. Distribution costs within sales and marketing expenses vary quarterly and generally align with our net revenue. Acquisition transaction costs in general and administrative expenses and amortization of intangible assets were primary drivers of the increased operating expenses as a result of the acquisition transaction as noted elsewhere in this prospectus.

Liquidity and Capital Resources

To date, our principal sources of liquidity have been the net proceeds we received from private sales of equity securities, borrowings under our credit facilities, as well as payments received from customers purchasing our gear. As of June 30, 2020, we had cash and restricted cash of $111.3 million and $48.0 million capacity under our revolving credit facility. Our total borrowings outstanding as of June 30, 2020 consisted of $503.5 million of long-term debt.

We anticipate our principal uses of cash will include repayments of debt and related interest, purchases of inventory, payroll and other operating expenses related to the development and marketing of our gear, and purchases of property and equipment and other contractual obligations for the foreseeable future. We believe that our existing cash balances and cash flow from operations will be sufficient to fund our principal uses of cash for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. In addition, we may enter into other arrangements for potential investments in, or acquisitions of, complementary businesses, services or technologies, which could require us to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financial covenants that would restrict our operations. We cannot assure you that any such equity or debt financing will be available on favorable terms, or at all.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
Net cash provided by (used in):
Operating activities	$422	$37,103	$3,250	$75,608
Investing activities	(38,555)	(145,427)	(15,810)	(3,006)
Financing activities	47,354	132,314	(1,979)	(13,124)

Cash Flows from Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2020 was $75.6 million and consisted of non-cash adjustments of $24.8 million, net income of $23.8 million, and $27.0 million from changes in our net operating assets and liabilities. The non-cash adjustments consisted primarily of amortization of intangibles and depreciation, stock based compensation expense, amortization of debt issuance costs and provision for doubtful accounts. The net cash inflow from changes in our net operating assets and liabilities was primarily related to an increase in other liabilities and accrued expenses mainly from increase in bonus accrual, an increase in unearned revenue as our backlog increased from strong demand coupled with limited production capacity due to COVID-19, and an increase in accounts payable mainly due to timing of payments, as well as decreases in inventories and other assets. The cash inflow was partially offset by an increase in accounts receivable.

Net cash provided by operating activities for the six months ended June 30, 2019 was $3.3 million and consisted of a net cash inflow of non-cash adjustments of $18.6 million and $0.5 million from changes in our net operating assets and liabilities, which were offset partially by a net loss of $15.9 million. The non-cash adjustments consisted primarily of amortization of intangibles and depreciation, stock based compensation expense and amortization of debt issuance costs, which were partially offset by changes in deferred income taxes. The net cash inflow from changes in our net operating assets and liabilities was primarily related to decreases in accounts receivable and inventories, as well as an increase in other liabilities and accrued expenses. The cash inflow was partially offset by a decrease in accounts payable mainly due to timing of payments.

Net cash provided by operating activities for 2019 was $37.1 million and consisted of non-cash adjustments of $32.5 million, a net cash inflow of $13.0 million from changes in our net operating assets and liabilities, which were offset partially by a net loss of $8.4 million. The non-cash adjustments consisted primarily of amortization of intangibles and depreciation, stock based compensation expense and amortization of debt issuance costs, which were partially offset by changes in deferred income taxes. The net cash inflow from changes in our net operating assets and liabilities was primarily related to increases in accounts payable and other liabilities and accrued expenses mainly due to timing of payments, as well as a decrease in inventories. The cash inflow was partially offset by an increase in accounts receivable and other assets.

Net cash provided by operating activities for the year ended December 31, 2018 was $0.4 million and consisted of non-cash adjustments of $39.6 million, which was offset partially by a net loss of $13.7 million and a net cash outflow of $25.5 million from changes in our net operating assets and liabilities. The non-cash adjustments consisted primarily of amortization of intangibles and depreciation, amortization of debt issuance costs and stock based compensation expense, which were partially offset by a change in deferred income taxes. The net cash outflow related to the changes in our net operating assets and liabilities was primarily attributable to increases in inventory purchases, prepaid and other assets and accounts receivable, partially offset by an increase in accounts payable due to an increase in inventory purchases and timing of payments.

Cash Flows from Investing Activities

Cash used in investing activities was $3.0 million for the six months ended June 30, 2020 for the purchase of capital equipment and software.

Cash used in investing activities was $15.8 million for the six months ended June 30, 2019 and consisted of $10.3 million payment for the deferred consideration of Elgato acquisition and $5.4 million the purchase of capital equipment and software.

Cash used in investing activities was $145.4 million for 2019 and consisted primarily of $126.0 million that was used for the acquisition of SCUF and Origin, $10.3 million payment for the deferred consideration of Elgato acquisition and $8.8 million for the purchase of capital equipment and software.

Cash used in investing activities was $38.6 million for 2018 and consisted primarily of $30.2 million for the acquisition of Elgato and $8.4 million for the purchase of capital equipment and software.

Cash Flows from Financing Activities

Cash used in financing activities was $13.1 million for the six months ended June 30, 2020 and consisted of repayment of debt of $13.8 million, which included a $10.0 million prepayment of our Second Lien Term Loan, and payment of offering costs of $0.3 million. The cash outflow was partially offset by proceeds from issuance of common stock under the employee option plan of $1.0 million.

Cash used in financing activities was $2.0 million for the six months ended June 30, 2019 and consisted of the repayment of debt of $1.9 million and the repurchase of common stock of $0.6 million. The cash outflow was partially offset by the borrowings under our credit facilities of $0.5 million.

Cash provided by financing activities was $132.3 million for 2019 and consisted of the net proceeds from issuance of debt of $113.9 million and the proceeds from issuance of common stock of $53.5 million, which were partially offset by the cash used for the repayment of our credit facilities of $27.0 million, the repayment of debt of $4.0 million, the payment of debt issuance costs of $2.5 million and the repurchase of common stock of $1.5 million.

Cash provided by financing activities was $47.4 million for 2018 and consisted of the net proceeds from the issuance of debt of $113.6 million and borrowings under our credit facilities of $27.0 million, which were partially offset by a one-time cash dividend paid to stockholders of $85.0 million, the payment of offering costs of $3.3 million, the repayment of debt of $3.1 million and the payment of debt issuance costs of $1.8 million.

Capital Expenditures

Our capital expenditures were $8.4 million, $8.8 million, $5.4 million and $3.0 million in 2018 and 2019, and for the six months ended June 30, 2019 and 2020, respectively. We have currently budgeted approximately $10.0 million for capital expenditures in 2020. The planned increase in capital expenditures for 2020 is for additional manufacturing equipment to increase capacity and improve efficiency in our manufacturing operations, tooling costs required for new products, including new products following our acquisitions of Elgato, Origin and SCUF, and infrastructure and information technology investments.

Credit Facilities and Dividend

In August 2017, we entered into a syndicated First Lien Credit and Guaranty Agreement, or the First Lien, with various financial institutions. The First Lien originally provided a $235 million term loan, or the First Lien Term Loan, for a business acquisition and to repay existing indebtedness of the acquired company and a $50 million revolving line-of-credit, or the Revolver. The First Lien and the Revolver mature on August 28, 2024 and August 28, 2022, respectively.

Subsequently, we entered into several amendments to the First Lien and the principal amount of the First Lien Term Loan was increased by $10 million in 2017 and increased by $115 million in each of 2018 and 2019. The increase in First Lien in 2018 was primarily to fund an $85 million dividend distribution to the unitholders of EagleTree and for operational needs. The increase in First Lien in 2019 was primarily to fund the acquisition of SCUF.

The First Lien Term Loan initially carried interest at a rate equal to, at our election, either the (a) greatest of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2%, plus a margin of 3.5%, or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin of 4.5%. The Revolver initially carried interest at a rate equal to, at our election, either the (a) greatest of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2%, plus 3.5%, or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin of 4.5%. As a result of the First Lien amendment in October 2018, the margin for the First Lien term loan and Revolver margin were both changed to range from 2.75% to 3.25% for base rate loans and to range from 3.75% to 4.25% for Eurodollar loans, in each case, based on our net leverage ratio.

Additionally, new contingent repayment provisions were added as a result of the First Lien amendment in October 2018. Five business days after a qualified initial public offering of our stock such as this offering, we will be required to prepay all amounts (principal and interest) outstanding under the Second Lien Term Loan (as defined below). Concurrently, we will also be required to prepay the First Lien Term Loan in an amount equal to the proceeds from this offering, less the amount used to repay the Second Lien Term Loan, multiplied by 50%.

We may prepay the First Lien Term Loan and the Revolver at any time without premium or penalty other than customary LIBOR breakage. According to the Consolidated Excess Cash Flow clause as defined in the First Lien Term Loan agreement, in April 2020, we prepaid $2.6 million of the First Lien Term Loan.

In August 2017, we also entered into a syndicated Second Lien Credit and Guaranty Agreement, or the Second Lien, with various financial institutions. The Second Lien initially provided a $65 million term loan, or the Second Lien Term Loan, with a maturity date of August 28, 2025, for a business acquisition and for general corporate operations purposes. The Second Lien Term Loan initially carried interest at a base rate equal to that of the First Lien loan, plus a margin of 7.25% for base rate loans and 8.25% for Eurodollar loans.

In October 2017, we entered into an amendment to the Second Lien and the principal amount of the Second Lien Term Loan was reduced by $15 million and the applicable interest rate margins for both the base rate loans and Eurodollar loans were increased by 0.25%.

We may prepay the Second Lien Term Loan any time after the first and second anniversary without premium or penalty. On June 1, 2020, we paid down $10.0 million of Second Lien Term Loan and the aggregate principal amount outstanding on the loan was reduced to $40.0 million. Subsequently on August 6, 2020, we prepaid an additional $15.0 million with our excess cash on hand. Accordingly, $14.5 million ($15.0 million principal net of $0.5 million of unamortized debt discount and debt issuance costs) of the Second Lien Term Loan balance at June 30, 2020 was reclassified from the debt, noncurrent portion to the debt, current portion on our combined consolidated balance sheet.

All accrued and unpaid interest on the borrowed amounts is due and payable on a quarterly basis.

Our obligations under the First Lien and Second Lien are secured by substantially all of our personal property assets and those of our subsidiaries, including our intellectual property. Also pledged as security are all units held in our majority-owned subsidiaries. The First Lien Term Loan and Second Lien Term Loan include customary restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to take actions that could be in our best interests. These restrictive covenants include operating covenants restricting, among other things, our ability to incur additional indebtedness, effect certain acquisitions or make other fundamental changes. We were in compliance with all of the covenants as of June 30, 2020.

In addition, the First Lien and Second Lien contain events of default that include, among others, non-payment of principal, interest or fees, breach of covenants, inaccuracy of representations and warranties, cross defaults to certain other indebtedness, bankruptcy and insolvency events, material judgments and events constituting a change of control. Upon the occurrence and during the continuance of an event of default, interest on the obligations may accrue at an increased rate in the case of a non-payment or bankruptcy and insolvency and the lenders may accelerate our obligations under the First Lien Term Loan, except that acceleration will be automatic in the case of bankruptcy and insolvency events of default.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Debt principal and interest(1)	$698,575	$42,454	$84,698	$517,700	$53,723
Non-cancellable purchase commitments	44,082	42,191	1,891	—	—
Operating leases(2)	18,621	7,525	8,487	2,609	—

Total	$761,278	$92,170	$95,076	$520,309	$53,723

(1)

Represents our syndicated First Lien Term Loan and Second Lien Term Loan and our anticipated repayment schedule for the loans. See Note 8 to our combined consolidated financial statements “Debt” for more information.

(2)

Consists of contractual obligations from our non-cancellable operating leases for office and warehouse spaces. Does not include a warehouse distribution agreement we entered into in April 2020 that has a term of 51 months commencing in August 2020 with total fixed payments of $12.6 million.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Critical Accounting Polices and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our combined consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these combined consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s estimates, assumptions, and judgments.

Revenue Recognition

Our products are primarily sold through a network of distributors and retailers, including online retailers, and to a lesser extent direct to consumers. We sell hardware products, such as gamer and creator peripherals and gaming components and systems, which may include embedded software that provides advanced performance tuning, user customization and system monitoring.

Hardware devices are generally plug and play, requiring no configuration and little or no installation. Revenue is recognized at a point in time when control of the products is transferred to the customer, which generally occurs upon shipment or delivery to customer.

We offer return rights and customer incentive programs. Customer incentive programs include special pricing arrangements, promotions, rebates and volume-based incentives.

We have agreements with certain customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. Our decision to make price reductions is influenced by product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors. Accruals for estimated expected future pricing actions are recognized at the time of sale based on analysis of historical pricing actions by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information, such as stage of product life-cycle.

Rights of return vary by customer and range from the right to return products to limited stock rotation rights allowing the exchange of a percentage of the customer’s quarterly purchases. Estimates of expected future product returns qualify as variable consideration and are recorded as a reduction of the transaction price of the contract at the time of sale based on historical return trends. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures, and other factors. Return rates can fluctuate over time but are sufficiently predictable to allow us to estimate expected future product returns.

Customer incentive programs are considered variable consideration, which we estimate and record as a reduction to revenue at the time of sale based on historical experiences and forecasted incentives. Certain customer incentives require management to estimate the percentage of those programs which will not be claimed or will not be earned by customers based on historical experience and on the specific terms and conditions of particular programs. The percentage of these customer programs that will not be claimed or earned is commonly referred to as “breakage”. We account for breakage as part of variable consideration, subject to constraint, and record the estimated impact in the same period when revenue is recognized at the expected value. Significant management judgments and estimates are used to determine the amount of variable consideration to be recognized, as well as any subsequent adjustments to it, such that it is probable that a significant reversal of revenue will not occur.

Business Combinations

We allocate the fair value of purchase consideration to tangible assets, liabilities including contingencies assumed, and intangible assets acquired in a business combination. Any excess fair value of purchase consideration over the estimated fair value of assets acquired and liabilities assumed is recorded as goodwill. The allocation of the purchase consideration requires management to make estimates and assumptions, based in part on our judgments, in determining the fair value of assets acquired and liabilities assumed, especially with respect to intangible assets. Our estimates and assumptions may include, but are not limited to, future cash flows of an acquired business, other assumptions and the appropriate discount rate. These estimates are inherently difficult, subjective and unpredictable, and if different estimates were used, the fair value allocation to the acquired intangible assets could be different. Therefore, our assessment of the estimated fair value of each of these assets can have a material effect on our combined consolidated financial statements.

Examples of critical estimates in valuing certain intangible assets and goodwill we have acquired include, but are not limited to assumptions regarding:

•	royalty rate range and forecasted revenue growth rate;

•	the estimated useful life of the acquired intangibles; and

•	discount rates.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of June 30, 2020, we had cash and restricted cash of $111.3 million, which consisted primarily of bank deposits. Our cash is held for working capital purposes.

As of June 30, 2020, we had indebtedness of $503.5 million under the syndicated First Lien Term Loan and Second Lien Term Loan, each of which bears variable market rates, primarily three-month LIBOR. A significant change in these market rates may adversely affect our operating results.

As of June 30, 2020, a hypothetical 100 basis point change in interest rates on our debt subject to variable interest rate fluctuations would increase or decrease our interest expense by approximately $0.5 million in our combined consolidated financial statements on an annualized basis.

In April 2020, we entered into an interest rate cap arrangement of $465 million notional amount, effective June 30, 2020 and maturing June 30, 2022, to manage part of our exposure to interest rate movements on our variable rate debt when three-month LIBOR exceeds 1.0%. As of June 30, 2020, three-month LIBOR was 0.30%.

Foreign Currency Risk

All of our inventory purchases are denominated in U.S. dollars. More than 20% of our international sales are denominated in foreign currencies and any unfavorable movement in the exchange rate between U.S. dollars and the currencies in which we conduct sales in foreign countries could have an adverse impact on our net revenue. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, Europe, China and Taiwan. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. As we grow our operations, our exposure to foreign currency risk could become more significant. We analyzed our foreign currency exposure to identify assets and liabilities denominated in other currencies. A hypothetical ten percent change in exchange rates between those currencies and the U.S. dollar would increase or decrease our gains or losses on foreign currency exchange of approximately $3.7 million in our combined consolidated financial statements for the six months ended June 30, 2020.

We use derivative instruments, primarily forward contracts, to manage exposures to foreign currency exchange rates, primarily Chinese Yuan, Euro and British Pound, and we do not enter into foreign currency forward contracts for trading purposes. These contracts generally have maturity less than 12 months. We can provide no assurance that our strategy will be successful in the future and that exchange rate fluctuations will not seriously harm our business. The outstanding notional principal amount was $8.0 million, $18.3 million and $19.1 million as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively. We recognized net gains (losses) of $0.1 million, $(0.2) million, $(0.4) million and $69 thousand from foreign currency forward contracts in 2018, 2019, and for the six months ended June 30, 2019 and 2020, respectively.

JOBS Act

We will be treated as an emerging growth company, as defined in the JOBS Act, for certain purposes until the earlier of the date on which we complete this offering or December 31, 2020. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding audited financial information and executive compensation arrangements.

Recently Issued and Adopted Accounting Pronouncements

See Note 2 to our financial statements “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” for more information.

BUSINESS

Overview

We are a leading global provider and innovator of high-performance gear for gamers and content creators. We design industry-leading gaming gear that helps digital athletes, from casual gamers to committed professionals, to perform at their peak across PC or console platforms, and streaming gear that enables creators to produce studio-quality content to share with friends or to broadcast to millions of fans. We develop and sell high-performance gaming and streaming peripherals, components and systems to enthusiasts globally.

We have been a leader and pioneer in our industry for more than two decades, serving competitive gamers and content creators globally. Many of our products maintain a number one U.S. market share position, according to data from NPD Group and internal estimates. Our brand authenticity is important to our customers, and we are known for offering innovative, finely engineered products that have expanded the frontiers of gaming performance. For example, we created the first mechanical, per-key red-green-blue, or RGB, back-lit keyboard and brought liquid cooling for PCs to the mainstream. We invented back-paddles for performance controllers under the SCUF brand and invented the Stream Deck solution under the Elgato brand. Our heritage in designing high-performance memory and power supply units, or PSUs, is unmatched. Our reputation and loyal customers have allowed us to continue to innovate and successfully expand our product suite worldwide. We have built our brands globally through a focus on gamers and content creators, and by delivering an uncompromising level of performance across all our products.

Gaming has grown rapidly to take a central place in the global entertainment landscape, growing at a 10.4% compound annual growth rate, or CAGR, over the last two years. There were an estimated 2.6 billion gamers worldwide spending more than $148.8 billion on games in 2019, more than on music and the global box office combined. During this time, the advancement of internet and mobile technologies, paired with the increasing prevalence of social media has revolutionized the gaming industry by significantly expanding the gaming audience, driving interactivity and competition, and giving rise to global phenomena of eSports and live game streaming.

Digital content creation today is democratized, with content sharing, video-first communication and voice-chat being the norm among creators, viewers and gamers. Streaming is now ubiquitous, with over 2 billion monthly users watching pre-recorded videos on YouTube and over 12 billion live streaming hours watched across Twitch, YouTube and Facebook Gaming in 2019. In conjunction, viewership of eSports, the peak of competitive gaming, has grown to surpass multiple traditional, mature sports. For example, the League of Legends World Championship attracted over 100 million live viewers in November 2019, which is comparable to the live viewers on FOX’s broadcast who watched the Super Bowl in February 2020, and more than five times than the viewers for game six of the 2019 NBA Finals.

We believe that the growth in gamers, streaming, and eSports has enhanced demand for our gear, by inspiring gamers and creators to reach for the next level of performance and content quality. Competitive gaming rewards speed, precision and reliability. As in other sports, specialized high-performance gear such as gaming mice, keyboards, headsets and performance controllers allow digital athletes to perform at their best. Modern games also require significant processing power to render high-resolution graphics, and reward the speed and precision of user inputs, driving demand for powerful gaming components and systems. Further, in a world where the ability to create content is democratized and competition for viewer engagement is greater than ever, content creators, particularly streamers, are increasingly seeking ways to maximize the quality of their video capture and broadcasting, which requires specialized high-performance gear.

Our solution is the most complete suite of gear among our major competitors, and addresses the most critical components for game performance and streaming. Our product offering is further enhanced by our two proprietary software platforms: iCUE for gamers and Elgato’s suite of streaming applications for content creators. These software platforms provide unified, intuitive performance, and aesthetic control and customization across their respective product families.

We group our gear into two categories:

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Gamer and creator peripherals. Includes our high-performance gaming keyboards, mice, headsets and controllers, as well as our streaming gear including capture cards, Stream Decks, microphones and studio accessories, among others.

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Gaming components and systems. Includes our high-performance power supply units, or PSUs, cooling solutions, computer cases, and DRAM modules, as well as high-end prebuilt and custom-built gaming PCs, among others.

Our scale and global reach provide significant competitive advantages. As of June 30, 2020, we had shipped over 190 million gaming and streaming products since 1998, with over 85 million in the past five years. Our gear is sold to end users in more than 75 countries, primarily through online and brick-and-mortar retailers, including leading global retailers such as Amazon and Best Buy, and through our direct online channel. Due to our gamer and creator-centric design philosophy, we have received over 4,000 product awards from magazines and websites in approximately 45 countries, of which more than 3,500 were “Gold,” “Editor’s Choice,” “Approved,” or similar awards, including multiple perfect “10 out of 10” or similar perfect ratings.

We leverage our scale and operational expertise to acquire and integrate complementary brands and businesses into our portfolio, completing three successful acquisitions since 2018. Our acquisition of Elgato allowed us to enter the streaming gear market, the acquisition of Origin allowed us to offer custom-built gaming PCs, and the acquisition of SCUF Gaming allowed us to enter the console gear market with a leading brand of controllers. We share common DNA with these acquired businesses as each is a leading brand in its market, with a relentless focus on meeting the customer need for premium gear with differentiated performance characteristics.

We believe our brand, market position and operational excellence will allow us to continue to capture a growing share of the rapidly expanding gaming and streaming gear market, estimated at over $36 billion in 2019 by Jon Peddie Research. We intend to continue to grow by offering market-leading gear to gamers and content creators, expanding the breadth of our product suite to meet the needs of our customers, growing our worldwide market share, continuing to invest in marketing, product innovation and sales, and selectively pursuing accretive acquisitions.

Since 2017, our net revenue has grown significantly. For 2017, 2018, 2019 and for the six months ended June 30, 2019 and 2020, our net revenue was $855.5 million, $937.6 million, $1,097.2 million, $486.2 million and $688.9 million, respectively. For 2017, 2018, 2019 and for the six months ended June 30, 2019 and 2020, our gross margin was 20.2%, 20.6%, 20.4%, 19.3% and 26.7%, respectively. We generated net income (loss) of $7.4 million, $(13.7) million, $(8.4) million, $(15.9) million and $23.8 million for 2017, 2018, 2019 and the six months ended June 30, 2019 and 2020, respectively. For 2017, 2018, 2019 and the six months ended June 30, 2019 and 2020, our adjusted operating income was $63.1 million, $61.6 million, $65.8 million, $18.3 million and $72.4 million, respectively, our adjusted net income was $34.3 million, $20.0 million, $27.5 million, $0.6 million and $43.6 million, respectively, and our adjusted EBITDA was $67.5 million, $67.4 million, $71.6 million, $20.8 million and $76.7 million, respectively. Our revenue, gross margin, net income (loss), adjusted operating income, adjusted net income (loss) and adjusted EBITDA each increased for the twelve months ended June 30, 2019 to the same period in 2020 from $973.1 million to $1.3 billion, from 20.1% to 24.2%, from $(26.7) million to $31.3 million, from $51.2 million to $119.9 million, from $7.4 million to $70.4 million, and from $56.6 million to $127.6 million, respectively.

Adjusted EBITDA, adjusted operating income and adjusted net income (loss) are not financial measures under U.S. generally accepted accounting principles, or GAAP. See “Selected Financial Data—Non-GAAP Financial Measures” for an explanation of how we compute these non-GAAP financial measures and for their reconciliations to the most directly comparable GAAP financial measure. Net revenue, gross margin and net income for the year ended December 31, 2017 are unaudited pro forma financial information derived from the audited statements of operations of the Predecessor and Successor. See “Unaudited Pro Forma Financial Information for the Acquisition Transaction” for an explanation of the pro forma amounts.

Our Industry

The popularity of gaming is increasing.

Since traditional arcade games of the 1970s, gaming has evolved into the mainstream and taken a central place in the global entertainment landscape. There were an estimated 2.6 billion gamers worldwide across all devices spending more than $148.8 billion on games in 2019, according to Newzoo. Based on the latest available Nielsen data, gaming today represents approximately 11% of leisure time in the United States, surpassing activities such as using social media and messaging.

There are a number of positive factors we believe will continue to fuel the gaming market’s expansion, and consequently, the demand for gamer and creator peripherals and gaming components and systems:

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Tech-driven improvements in game quality. Across all gaming platforms, continued advances in computing power enable improved graphics rendering and physics modeling, as well as more detailed and interactive virtual environments. The screens that games are played on, whether computer monitors, TVs, or mobile screens, continue to increase in pixel count and refresh rate. We believe that these technological advances are making games more immersive relative to other forms of media and driving growth in the number of gamers, while simultaneously expanding the creative freedom available to game developers.

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Increasing availability and variety of high quality, interactive game content. Game publishers are increasingly using cutting-edge game development engines to rapidly create graphically sophisticated and engaging virtual worlds, many of which can support massive multiplayer experiences. Further, consumers themselves are taking an active role in content creation, such as through streaming gameplay, while other entertainment mediums, including film and television, are increasingly extending their intellectual property to games. We believe each of these trends is leading to more social and higher quality, interactive games that appeal to a growing and broader global audience.

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Increasing gaming engagement. According to a 2019 survey by Nielsen, 71% of millennial gamers in the United States watch gaming video content on platforms like YouTube and Twitch for an average of almost six hours per week. Five of YouTube’s 10 highest earning stars in 2019 produced gaming content. Gaming has also become more social, encouraging gamers and enthusiasts to form communities, participate in events to review games, provide recommendations, discuss walkthroughs and preview upcoming games. We believe that gaming’s increasing time share of global entertainment consumption will drive continued growth in spending on both games and gaming and streaming gear.

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Decreasing barriers to gaming. In the 1970s, gamers had to go to an arcade to play video games. Now, billions of users have an entry-level gaming device in the form of a smartphone. The console and PC platforms represent a natural upgrade path for those seeking a more immersive or competitive gaming environment. This upgrade process has been assisted by the growth of cross-platform titles such as Fortnite, which highlight the competitive benefits of more powerful gaming platforms, and we expect continued growth in the number of competitive gamers as a result. In addition, the rise of free-to-play in games has driven proliferation of gaming content and more people to the entertainment medium. Further, we expect that cloud gaming services, which outsource gaming performance to the cloud, will increase the number of people gaming as a whole because these services allow individuals to experience gaming without a large upfront investment in gear, albeit with reduced fidelity and increased latency in the near term. We believe these services will increase demand for high performance gaming gear to augment cloud-based gameplay, and that a portion of these new gamers will ultimately purchase a high-performance gaming PC or become streamers.

Content creation has democratized globally and is expanding the market for specialized gear.

Digital content creators today are able to easily create and share content, and video-first communication and voice-chat have become the norm among creators, viewers and gamers. According to a recent Harris poll, children are three times more likely to want to be a video content creator versus an astronaut. Streaming is ubiquitous and has become one of the most popular forms of entertainment, in which creators pre-record or broadcast activities, including gaming, to an online audience, potentially garnering global stardom due to their abilities and persona. Streaming platforms, such as Twitch, YouTube and Facebook Gaming in North America and Europe, or Huya and Douyu in the Asia Pacific region, have grown in popularity to the point that they rival certain major television channels in terms of audience. According to eMarketer, Amazon’s streaming platform, Twitch attracted over 30 million monthly unique viewers in the U.S. in 2019, exceeding the U.S. subscription bases of Hulu and ESPN, respectively, and the annual viewership of many other traditional TV channels. Over 12 billion streaming hours were watched across Twitch, YouTube and Facebook Gaming in 2019, with over 7 million active streamers on Twitch alone in April 2020, according to StreamElements and TwitchTracker, respectively. Using these platforms, streamers offer viewers entertaining content and an opportunity to interact with one another, and in turn generate revenue through sponsorships, advertising income, in-stream donations, and offering content purchases.

Gaming is a primary content category in streaming. According to IDC, of the approximately 193 million gamers in the United States in the third quarter of 2019, 56%, or 108 million, reported watching gameplay livestreams or pre-recorded gaming videos. According to a 2019 survey by Nielsen, 71% of millennial gamers in the United States watch gaming video content on platforms like YouTube and Twitch for an average of almost six hours per week. Of these viewers, the most commonly given reason for watching is “learning gameplay strategy from top players.” As viewers aspire to emulate committed gaming streamers, new customers enter competitive gaming and existing gamers develop an increased focus on performance, resulting in incremental spending on high-performance gaming gear.

Beyond success in gaming, applications for streaming gear are proliferating to areas including podcasting, video blogging, interactive fitness, remote learning, work-from-home, among others. While emerging, these applications represent a promising avenue for continued expansion of the streaming gear market opportunity.

Competitive gaming and eSports viewership are contributing to growth in gaming and streaming gear.

According to Newzoo, 443 million global unique viewers watched eSports in 2019, an audience that is expected to grow at a compound average annual growth rate, or CAGR, of 10% to 646 million viewers in 2023. In the same year, unique U.S. viewership for eSports exceeded that of Major League Soccer, and is expected to almost exceed the National Hockey League in 2023, according to Activate Research. Further, single eSports events such as the League of Legends 2019 World Championship, have enjoyed viewership of over 100 million, an audience significantly larger than the 19 million who watched Game 6 of the 2019 NBA Finals and comparable to the 100 million who watched the 2020 Super Bowl live on the Fox broadcast.

Similar to popular global sports such as basketball and soccer, eSports are exciting and easy to pick up, yet can take years to master, and provide digital playing fields of such complexity and competitive parity that exceptional displays of physical and mental skill can be demonstrated by the best players, and admired by players and fans alike. We believe this has fostered a passionate and cross-cultural community of digital athletes at professional, collegiate and recreational levels, all engaging in the pursuit of better performance.

In eSports, as with traditional professional sports, amateur players around the world can watch the world’s best compete at the highest level. The strategies, skill, and gear choices of these top digital athletes inspire and influence viewers, just as in traditional sports. A virtuous circle of eSports players, viewers and revenue from advertising and sponsorships, catalyzed by the growing proliferation of streaming, is both attracting new gamers and increasing the performance focus of existing gamers, who advance from less engaged gaming to high-performance gameplay.

Competitive gamers and streamers require high-performance gear, which traditional hardware devices generally do not offer.

Competitive gaming rewards speed, precision and reliability. As in other sports, specialized high-performance gear such as gaming mice, keyboards, headsets and customized controllers allow digital athletes to perform at their best. Modern games also require significant processing power to render high-resolution graphics, and reward the speed and precision of user inputs, driving demand for powerful gaming components and systems.

Content creators, and streamers especially, must produce studio-quality content to succeed in today’s democratized media environment where competition for viewer engagement is greater than ever. To self-produce studio-quality live content, streamers require specialized high-performance gear, including video capture hardware, control panels, green screens, studio accessories, microphones, and cameras. As streamers compete to attract and retain viewers, production quality is a key differentiator.

As a result, both gaming and streaming have reached a level of innovation, sophistication and competition that, even on an amateur level, allows limited margin for error. Historically, gamers and streamers were required to use hardware that was designed for office use, and consequently their gear was inadequate, lacking integration capabilities and, most importantly, the performance and features necessary to maximize a gamer’s or streamer’s potential. Advances in gear to address competitive gamer and streamer needs include:

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High-performance, professional features. Ultra-precise optical sensors in gaming mice, very low actuation distances in gaming keyboard switches, customizable rear paddles on performance controllers, liquid cooling solutions for high-performance processors and overclocked DRAM modules to process graphically complex games are required for gamers to perform at their best. Similarly, the broadcast quality expected of streamers has increased significantly and a traditional webcam does not confer the professional quality fans expect of content. Dedicated capture cards are required to record and broadcast video at high resolution, high fidelity microphones are required to ensure clear sound quality, studio lighting and green screens improve production quality, and dedicated software is required to integrate gear and optimize the streaming experience, preventing lag and fidelity loss.

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Gamer and streamer-centric design approach. Gamers striving for peak performance have heightened requirements for ergonomics and durability. Gamers and streamers often also wish to express their personal style or brand with their choice of gear, including a range of appealing design options and opportunities for customization.

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Integration. Gamers and streamers need all of their gear to integrate harmoniously and need the ability to fine-tune that gear, which we believe is an experience best delivered with a software platform that seamlessly integrates and unifies control across devices. Our two proprietary software ecosystems cover the broadest range of gaming peripherals, components and streaming gear and are unmatched by anything else in the market.

Our Market Opportunity

The global gaming PC and streaming gear markets, including peripherals, components and prebuilt PCs and laptops specifically designed for PC gaming, totaled approximately $36 billion in 2019, according to Jon Peddie Research.

In 2019, there were an estimated 524 million PC gamers, comprising committed, competitive and casual PC gamers. Approximately 94 million of these gamers spent over $1,000 on their gaming PC systems. These gamers, comprising committed and competitive PC gamers, represented approximately $30 billion of the global gaming PC gear market. Further, approximately 27 million of these gamers, comprising committed PC gamers, spent over $1,800 on their gaming PC systems, representing $18 billion of the global gaming PC gear market. Globally, committed, competitive and casual gamers are estimated to have each spent on average $651, $179 and $14, respectively on gaming PC gear in 2019.

Further, there were an estimated 729 million console gamers globally in 2019, according to Newzoo, driving demand for gaming console gear including controllers and console headsets. In addition, there were an estimated 6 million committed streamers on Twitch and YouTube alone in 2019, with those who purchased streaming gear spending an average of over $240 on capture cards, Stream Decks, microphones, lighting and other streaming gear.

As gaming, eSports and streaming continue to expand in the mainstream, casual gamers will increasingly aspire to emulate committed gamers such as eSports athletes, and amateur streamers will increasingly seek to improve their production value quality. We expect this will bring new customers into the gaming and streaming gear market, and push existing customers to improve their performance and content quality, in part through related gear spending.

Our Market Leadership

Our focus on gamers and content creators, and our dedication to providing them with integrated high-performance gear have earned us a number one U.S. market share position in many of our key product lines according to June 2020 data from the NPD Group on a trailing twelve month basis and internal estimates.

We practice a gamer and creator-centric design philosophy.

We believe that gamers of all skill levels seek high-performance gear that will help them “level up” to their greatest competitiveness, similar to the dynamic often seen in traditional sports. Due to the evolving nature of games, we believe that we benefit from a customer base that frequently looks to update their gaming gear so that they can play the most sophisticated games at the highest performance levels. Similarly, we believe that in a world where the ability to create content is more democratized, and competition for viewer engagement is higher than ever, creators, and particularly streamers, are increasingly looking to maximize the quality of their content creation. We have focused our gear design on addressing these needs, and continue to update and improve our gear on a regular basis to address the changing requirements of gamers and content creators.

Gamers also seek to improve their performance and differentiate themselves through customization. Most of our gear is linked together through our iCUE software, which allows gamers to modify functional profiles and implement macro-enabled actions. iCUE further supports managing RGB lighting profiles and monitoring the processing speed, operating temperature and other features of gaming components. Gamers can also generate their own customized RGB color patterns and share them with friends online.

Similarly, content creators seek gear that delivers exceptional production quality while remaining low in complexity, so they can focus on maximizing creativity. This requires a perfect harmony of gear and software. Our streaming software suite, under our Elgato brand, delivers integrated solutions for video capture from consoles, cameras, PCs and mobile devices; microphones and digital mixing systems; studio control via our category defining Stream Deck lineup; professional lighting, mounting and chroma keying sets, and more.

We prioritize high performance and professional quality.

Providing gear to help increase the performance and experience for gamers, eSports athletes and streamers is our primary development focus. We believe this focus helps us to ensure that our gaming and streaming gear meets our customers’ demanding requirements and features highly differentiated performance characteristics, including:

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Gaming precision and speed. Accuracy and repeatability are two of the most important features for gaming mice and keyboards. Our mice use custom sensors that we specially designed for competitive gaming. In addition, our premium keyboards are built utilizing aircraft grade aluminum chassis, so that they do not move in game play, and German-engineered mechanical switches, which we believe are the most reliable available. Further, our keyboards have industry-leading key actuation as low as 1.0 millimeters, which gives gamers an extremely responsive key action when they are playing fast-action games. Our high-end performance controllers offer up to four paddles on the back, a patented technology which allows gamers to activate in-game actions without having to take their thumb off the control stick, improving speed and optimizing precision. In addition, our proprietary Slipstream wireless technology delivers unmatched reliability and sub-millisecond latency, offering the speed of a wired connection with the freedom of wireless.

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Live streaming quality and user experience. Traditional content creation gear lacks the technology or performance required for streamers to produce and broadcast professional quality streams. Our streaming gear captures exceptionally high quality video and high fidelity audio, enables real-time video editing, sound mixing and broadcasting, and allows our customers to create a professional-quality studio in their homes. Moreover, our streaming gear, combined with our streaming software suite, addresses one of the unique challenges faced by streamers: managing the “behind the camera” technical aspects of live video production, while simultaneously gaming at a near-professional level and interacting with their audience. Our integrated ecosystem of streaming gear and software dramatically streamlines the technical aspects of live video production, allowing our customers to focus on creating compelling content. For example, our Stream Deck product, which has up to 32 customizable LCD keys, can be programmed to launch customized multi-step actions with a single keystroke, ranging from switching scenes, incorporating third-party media such as GIFs into the broadcast and adjusting the audio and video.

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Gaming PC performance. In order to play modern, graphically intensive PC games competitively, a high performance gaming PC is required. Further, competitive PC gamers want both high quality graphics and high frame rates. High quality graphics enhance the immersive experience while higher frame rates have definitive, measurable performance benefits including smoother animations that improves target tracking, and lower system latency that reveals targets sooner and reduces the delay between a player’s input and visual feedback. Many PC gamers consider 60 frames per second to be the minimum benchmark for competition and 240 frames per second has become the de facto standard for professional eSports athletes. We design each of our gaming components to support the overall speed of a gaming PC, for example, by enabling the CPU and GPU to run at its maximum power by supplying powerful PSUs and DRAM. Our premium PSUs can power the most powerful and advanced GPU and CPU configurations while remaining whisper-quiet. We designed our cooling solutions to increase gaming PC performance by efficiently removing excess heat while keeping fan noise at a minimum. Our cases are manufactured to improve performance through efficient thermal management while being both durable and aesthetically pleasing, such as incorporating large glass panels to show off the high-performance components inside. Our comprehensive line of PSUs and DRAM modules supports substantial CPU and GPU processing speeds and are rigorously tested to ensure maximum performance and overclocking capabilities.

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Durability. Gaming and streaming gear is susceptible to enhanced wear and tear as it is often subject to intense and prolonged use. We have engineered our gear with high-quality materials to help ensure our customers can have a consistent gaming and streaming experience and performance over time.

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Ergonomics. Gamers experience hours of intense mental and physical stress in high actions-per-minute games where the number of keystrokes and mouse clicks within a 60-second span is often measured in the hundreds. Our gear incorporates ergonomic design principles, developed through extensive feedback from professional gamers and content creators, to maximize comfort throughout prolonged gaming and streaming activity. We have designed our mice to address a wide range of hand sizes and each of the three primary mouse grips used by competitive gamers: fingertip, claw and palm. Our headsets are designed with lightweight frames and comfortable earcups to ensure user comfort over multi-hour gaming sessions. Our performance controllers are designed to reduce hand fatigue by spreading the work over more fingers, eliminating inefficient movements, and cutting controlled weight.

We believe that an increasing population of gamers and content creators will seek to continuously optimize their gear, similar to the customer behavior of hobbyists and amateur athletes observed in traditional sports such as mountain biking, skiing or golfing.

Gaming PCs that perform at this level can easily cost $1,800 or more to build or buy. According to Jon Peddie Research, PC gamers that spent more than $1,800 gaming PCs represented 51% of global spending in this market. Within this premium tier, many gamers are either building or upgrading their gaming PCs with individually selected high performance components. According to DFC Intelligence, these “DIY” PC gamers spent $953 on average in 2019, representing 46% of global spending on gaming PCs, and this DIY market has grown at a 14% compounded annual growth rate from 2012 to 2019.

Our Competitive Strengths

We are a leading global provider and innovator of high-performance gaming gear. We believe that we have a strong position in our target market, which consists of gamer and creator peripherals, and gaming components and systems markets, as a result of the following competitive strengths:

Leading brand recognition for performance drives strong customer loyalty.

Since our founding in 1994, we have shipped more than 190 million gaming and streaming products as of June 30, 2020 and actively nurtured a passionate and engaged global customer base by maintaining a long history of delivering innovative, finely engineered products that have expanded the frontiers of gaming performance. Since people started building customized PCs in the 1990s for gaming, we have been at the forefront of providing high-performance gear gamers needed to maximize their performance. For example, we pioneered the performance PSU category and brought liquid cooling for PCs to the mainstream. We invented back-paddles for performance controllers under the SCUF brand and invented the Stream Deck under the Elgato brand. We created the first mechanical keyboard with individual addressable RGB lights per key. As a result, we believe we have established ourselves as a leading brand among gaming enthusiasts and streamers, many of whom are active and prominent in eSports and act as ambassadors for our branded gear.

We believe our strong brand name combined with the breadth of our high-performing gear and proprietary software provides us with a competitive advantage to launch new gear efficiently and gain market share quickly. In certain product categories we have expanded our brand leadership by investing in category-specific brands which carry the same brand ethos as Corsair for innovation and performance, including SCUF Gaming, Elgato and Origin. We believe our software including iCUE, which integrates nearly all of our gear, and Elgato streaming software suite, which optimizes streaming experiences, enhances our brand equity and creates an incentive for gamers and content creators to continue to purchase our gear, as it helps harmonize and improve gear performance.

Differentiated, gamer and streamer-centric R&D engine focused on delivering a broad portfolio of high-performing gear.

We are an innovation-driven company with a rigorous development process designed to consistently deliver high-performance and quality gaming and streaming gear in the market. We focus on gamers and content creators, whose preferences and needs guide the development roadmap, often teaming up with committed gamers and streamers to incorporate their feedback into our designs, while also leveraging our strong supplier relationships for further feedback. This has allowed us to consistently grow our business and expand our product portfolio. For example, in 2019, we launched our premium headset, Virtuoso that brings high-fidelity audio and crystal clear chat quality to gamers and streamers. Similarly, in 2019 we also introduced a suite of peripherals powered by our proprietary SlipStream ultra-low latency wireless interface that matches the speed and reliability of wired gaming mice.

Our focus on innovation and performance has also earned us significant industry recognition. Since 2016, we have received over 4,000 product awards from magazines and websites in approximately 45 countries, of which more than 3,500 were “Gold,” “Editor’s Choice,” “Approved” or similar awards, including multiple perfect “10 out of 10” or similar perfect ratings.

Differentiated software-driven ecosystem.

We believe gamers are best served by an integrated ecosystem of gaming gear. We have developed a gear and software ecosystem that allows gamers to customize their individual gear to best fit their individual skill level, genres played and overall gameplay. We believe our set of gear, unified through our iCUE software, provides the customization and performance-tuning that athletes at all levels rely on to give their best performance. Once gamers have learned to fully utilize our ecosystem and tuning software, we believe they are more inclined to stay within our ecosystem and buy more gear from us, rather than consider buying from a competitor with a lacking or different gear control setup.

Live streamers face a unique set of challenges, as they are expected to game at a near-professional level, while interacting with their audience and simultaneously managing the technical aspects of producing and broadcasting live video. Our streaming software suite seeks to minimize this mental load by simplifying set up and streamlining the production and broadcast process. For example, the software supporting our Stream Deck product enables streamers to pre-program multistep actions such as control studio setup, insert graphics and sound effects and post content to social media, all of which can occur with the tap of a single button on the Stream Deck.

Global sales and distribution network.

Our gear is purchased by gaming enthusiasts worldwide through either our retail channel or our direct-to-consumer channel. Retailers in our network include Amazon, Best Buy and JD.com. While we historically have sold our gear directly to consumers through our website, following our acquisitions of Origin and SCUF in 2019, the volume of direct-to-consumer sales has increased as both of these companies primarily generated sales through direct-to-consumer channels. Through both our retail and direct-to-consumer channels, we currently ship to more than 75 countries across six continents. In 2019, sales to the Americas, EMEA and Asia Pacific represented 41.9%, 37.1% and 21.0%, respectively, of net revenue, and such regions in the six months ended June 30, 2020 represented 43.6%, 36.2% and 20.2%, respectively, of net revenue.

Our retailers are already familiar with the high performance and quality of our existing gear, making our target end-users more likely to purchase additional gear from us as they build or upgrade their systems. As opposed to many of our competitors who only market a narrow product range and may lack the necessary resources to distribute their gear effectively, we believe our broad gear portfolio, sophisticated and experienced sales and marketing teams and global scale allow us to maintain long-term and trusted relationships with our vendors. This has over time resulted in additional shelf space, prominent gear displays and regular dialogue which helps us understand our retailer customer needs.

Management team of visionary leaders with deep industry experience and proven ability to execute.

We have a strong management team of experienced and talented executives with a track record of execution and deep industry knowledge. For example, our management team has more than 80 years of collective industry experience, with approximately 50 of these years spent in the PC industry and specifically with Corsair. This experience comprises a complementary mix of R&D, operations, marketing and sales skills. Our Co-Founder, Chief Executive Officer and President, Andrew J. Paul has further played a key role in crafting our mission, maintaining the authenticity of the brand and driving our growth over the past 26 years.

Our Growth Strategy

We intend to grow our business by increasing value to our customers, expanding our market opportunity and further differentiating ourselves from competitors. Key components of our strategy include:

Advance as the global leader in high-performance gaming and streaming gear.

The gaming and streaming gear category is benefiting from the growing popularity of eSports and streaming, which are driving an increase in gaming and streaming participants as well as spend per participant on high-performance gear. We believe our brand name, high-performance gear and market position will allow us to capture a large share of this market growth. In select categories we have invested in additional brands that carry our ethos of innovation and performance such as SCUF Gaming, Elgato and Origin, which appeal to users for particular uses. To further extend our leadership position, we intend to continue to make significant marketing investments in leading eSports teams, athletes, streamers and social media influencers. In an effort to further extend our leadership and positioning in these growth areas, we have sponsored eSports athletes, streamers, leagues, and events, including being the title sponsor and supplier of all peripherals for DreamHack, the world’s largest online computer festival, in 2019.

Continue to develop innovative, market-leading gaming and streaming gear.

We intend to prioritize investment in creating innovative gaming and streaming gear and related software to enhance the customer experience by delivering cutting-edge technology. We believe our continued development of innovative, market-leading gear will help us gain new customers entering the gaming and streaming markets and will help us sell new gear to our existing customers. We have an exceptional engineering team, with approximately 20% of employees and contractors working on software solutions. We believe this strong bench of engineering expertise has helped us introduce 36 different products to the market across our categories in 2019 and 33 in 2018.

Expand into new gear and services that grow our market opportunity.

Since our inception, we have successfully entered into a number of new gear categories. We entered the gaming peripherals market in 2010 and have since achieved a U.S. market share of 18.3% for the twelve months ended June 2020, according to NPD Group, with gains across all product categories offered. Our acquisitions of Elgato and SCUF Gaming in 2018 and 2019, respectively, have expanded our product offering and market opportunity in gamer and creator peripherals: our expansion into streaming accessories offers the potential to not only grow by increasing our penetration among game streamers, but also to grow across other streaming use cases, such as podcasting, video blogging, interactive fitness, remote learning and work-from-home; similarly, our expansion into performance controllers offers the potential to cross sell into a new gaming platform and audience.

In gaming components and systems, we continue to serve our customers with new gear and in differentiated ways. For example, the 2017 release of Corsair ONE allowed us to reach new market segments by offering a prebuilt gaming PC that delivers the performance of a custom high-end system without the time investment or technical knowledge building one requires. With our acquisition of Origin in 2019, we are able to offer high-end custom gaming PCs and laptops with premium components, but with no assembly required on our customers’ part.

As the gaming and content creation landscape continues to evolve, we intend to continue to introduce new products and services to address our customers’ new and changing needs, and to grow our market opportunity.

Leverage our software platforms to sell more gear to existing customers.

Our software platforms integrate and enhance our ecosystem of gaming and streaming gear, which drives customer loyalty and allows us to successfully sell additional gear to existing customers.

Our iCUE software platform for gamers integrates our gaming gear with a single intuitive user interface, enabling performance tuning and monitoring, and the orchestration of sophisticated RGB lighting programs across all Corsair products. As customers add Corsair products, they integrate seamlessly into iCUE whereas competing products require separate software installations, fragmenting a gamer’s control of their gear.

Our streaming software suite integrates our ecosystem of streaming gear and dramatically streamlines the technical aspects of live video production, allowing our customers to focus on creating compelling content. As live streaming requires seamless coordination between devices, loyalty to the Elgato brand ensures a customer’s setup will deliver the desired performance.

Strengthen relationships with end-users by increasing direct-to-consumer sales.

Through our acquisitions of Origin and SCUF Gaming in 2019, we acquired two companies for which sales are primarily generated through direct-to-consumer channels. By forming a direct relationship with customers, we believe direct-to-consumer sales offer a better understanding of customer purchasing behavior, allow for superior product customization options for customers, generate higher customer retention, lower customer acquisition costs, and better enable ongoing customer services compared to sales through third-party online and brick-and-mortar retailers. While sales from this channel are a relatively small contributor to our revenue today, we believe direct-to-consumer sales represent a significant avenue to drive growth by facilitating increased market penetration across our product categories.

Continue to grow market share globally.

As a globally recognized brand, we have a footprint that reaches customers in more than 75 countries. We will continue to invest in enhancing our sales and distribution infrastructure to expand our leadership position in North America and Europe. In the gaming peripherals market, we have increased our U.S. market share from 5.0% in December 2013 to 18.3% in June 2020 on a trailing twelve month basis according to NPD Group. We are a clear market leader in the gaming PC components market. According to NPD Group, we have increased our U.S. market share from 26.2% in December 2015 to 41.9% in June 2020 on a trailing twelve month basis. Additionally, for the twelve months ended June 30, 2020, we had number one U.S. market share in gaming computer cases with a 18% market share, cooling solutions with a 53% market share, PSUs with a 42% market share and high-performance memory with a 54% market share. We view the Asia Pacific region as a long-term growth opportunity and recently invested in our local sales force and regional management to build out distributor networks and retail partnerships.

Selectively pursue complementary acquisitions.

The markets for some of our gear are highly fragmented with a number of relatively small competitors which may lack the necessary resources to market and distribute their gear effectively. We believe our breadth of sales and marketing channels can add significant value to such companies as targets for acquisitions. In recent years, we have leveraged our scale and operational expertise to acquire and integrate complementary brands and businesses into our portfolio. We have completed three acquisitions since 2018. Our acquisition of Elgato allowed us to enter the streaming gear market, the acquisition of Origin allowed us to offer custom-built gaming PCs, and the acquisition of SCUF Gaming allowed us to enter the console gear market with a leading brand of performance controllers. We share common DNA with these acquired businesses. Each is a leading brand in its market, with a relentless focus on meeting the customer need for premium gear with differentiated performance characteristics. We plan to evaluate and may pursue acquisitions which we believe strengthen our capabilities in existing segments as well as diversify our product offerings, broaden our end-user base or expand our geographic presence.

Our Solutions

We design our high-performance gear to address the needs of competitive gamers and content creators. For competitive gamers, when milliseconds can mean the difference between victory and defeat, our gaming gear offers the speed, precision, and reliability to achieve that competitive edge. For live streamers, when viewers expect expert level gameplay and studio-quality production values, our streaming gear delivers exceptional video and audio quality with unmatched ease of control. To help our customers perform at their peak, whether in game or on camera, we have developed the industry’s most complete integrated ecosystem of gamer and creator peripherals and gaming components and systems.

Gamer and Creator Peripherals

Our gamer and creator peripherals seek to provide the fastest, most accurate, and most seamless interface between digital athletes and their game, and content creators and their viewers.

Keyboards

We have designed our keyboards to deliver the precision and performance gamers seek. Most utilize German-engineered mechanical key switches built to extremely tight tolerances so that each individual key begins to move under precisely the same pressure, registers a keystroke at the exact same depth of travel and delivers consistent tactile and auditory feedback to the gamer. To cater to the individual preferences of competitive PC gamers, we offer multiple versions of each keyboard model utilizing differently tuned key switches. For example, our most popular keyboard model comes in six different variations, with high or low-profile keys, tuned for either linear response or a tactile bump on activation, different levels of auditory feedback and actuation as low as 1.0 millimeter of key travel. Our latest keyboard, which we expect to release in the second half of 2020, features optical key switches, which register keypresses by interrupting an infrared beam, for even faster performance.

Beyond offering a wide choice of key switches, our keyboards also include a selection of features tailored specifically towards serious gamers, such as:

•	solid extruded aluminum frames, to provide a rigid and stable platform during intense gaming sessions;

•	dedicated macro keys, supported by our iCUE software platform, which allow the user to trigger a pre-set, customized sequence of keystrokes with a single tap;

•	N-key rollover and anti-ghosting circuitry, which ensures that simultaneous keystrokes are correctly registered by the game;

•	one-millisecond response time or better;

•	specially shaped and textured gaming keycaps for the most critical gaming keys, so they can be identified instantly by touch; and

•	detachable wrist rests for comfort.

In addition to providing market-leading performance features, we believe our keyboards are industry-leaders in aesthetic design through their integration of dynamic RGB lighting, which allows gamers to control backlight color individually for every key on most models. This additional layer of customization is controlled by our iCUE software platform, enabling a huge range of customizable lighting patterns and effects synchronized across all a gamer’s Corsair gear.

	ELITE	PREMIUM	MAINSTREAM	WIRELESS

MSRP	~$110 – $200	~$80 – $150	~$50	~$110

Product Platforms	4	3	1	1

Extruded Aluminum Construction	✓

100% Mechanical Key Switches	✓	✓		✓

Customizable RGB	✓	✓	✓

iCUE Integration	✓	✓	✓	✓

Mice

We design mice that allow gamers to quickly and accurately translate their inputs into in-game actions. We have also designed our mice for specific game types such as first person shooter, or FPS, multiplayer online battle arena, or MOBA, real time strategy, or RTS, and massively multiplayer online, or MMO, and we have designed them to address a wide range of hand sizes and each of the three primary mouse grips used by competitive gamers: fingertip, claw and palm. Our high-performance mice include industry-leading technical features such as precise optical sensors, including a proprietary

18,000 dots per inch, or dpi, sensor that enables pixel-precise tracking. They also feature advanced surface calibration, one-millisecond or faster response time, tuned mechanical buttons, highly rigid aluminum or durable resin frames and low-friction feet to ensure smooth and consistent movement. In addition, our proprietary Slipstream wireless technology delivers unmatched reliability and sub-millisecond latency, offering the speed of a wired connection with the freedom of a wireless mouse.

Our mice incorporate additional features tailored specifically towards competitive gamers, such as:

•	user-configurable sensitivity profiles, supported by our iCUE software platform, that enable a user to precisely tune the mouse to match their gameplay style;

•	macro buttons, supported by our iCUE software platform, which allow the user to trigger a pre-set, customized sequence of keystrokes with a single tap;

•

buttons to toggle between sensitivity presets, so a gamer can easily switch between high sensitivity—which is optimal for rapid movements—to low sensitivity—which is optimal for slow but precise movements;

•	keypad integration, for games where rapid access to many additional buttons delivers a competitive advantage; and

•	weight tuning and interchangeable thumb grips, to allow individual gamers to customize their mouse to their specific tactile preferences.

Beyond industry-leading features, our mice have been recognized for their aesthetic appeal and incorporate dynamic RGB lighting, controlled by our iCUE software platform, which offers gamers a further layer of personalization.

	DARK CORE	SCIMITAR	IRONCLAW	NIGHTSWORD	GLAIVE	M65	HARPOON

MSRP	~$80 – $90	~$80	~$80	~$80	~$70	~$60	~$30 – $50

Optical Sensor	18,000 dpi	18,000 dpi	18,000 dpi	18,000 dpi	18,000 dpi	18,000 dpi	6,000 /12,000 dpi

Key Feature	Wireless Qi Charging	Integrated 12 Button Keypad	Contour Shape for Palm Grips and Larger Hands	Customizable Weight System	Interchangeable Thumb Grips	Customizable Weight Tuning	Entry Level

Wireless	✓		(✓)				(✓)

Customizable RGB	✓	✓	✓	✓	✓	✓	✓

iCUE Integration	✓	✓	✓	✓	✓	✓	✓

Game Genre	FPS/MOBA	MMO	FPS/MOBA	FPS/MOBA	FPS/MOBA	FPS	FPS

(✓) Available on select models

Gaming Headsets

We have designed our gaming headsets to provide clear and high-fidelity audio to give gamers a competitive advantage. These important gaming features, for example, enable committed players to pinpoint their enemy’s location on the map from the sound of a single faint footstep, letting them avoid an ambush. To help ensure that a critical audio cue is not missed, we have developed gaming headsets with high-fidelity 50mm audio drivers, passive noise reduction and software-based 7.1 surround sound. Our gaming headsets also incorporate a crystal-clear microphone so the wearer can communicate effectively with their teammates. Many of our wireless headsets also utilize our branded Slipstream Wireless Technology, ensuring a highly reliable wireless connection and excellent wireless range. We package these high-performance features into a lightweight frame with comfortable earcups to ensure user comfort over multi-hour gaming sessions. Further, many of our gaming headsets are configurable with our iCUE software platform, including microphone volume, headset volume, equalizer functionality, stereo and software-based 7.1 surround sound support and dynamic RGB lighting.

	VIRTUOSO SERIES	VOID SERIES	HS SERIES

MSRP	~$180 – $210	~$80 – $130	~$50 – $100

Wireless	✓	✓	(✓)

7.1 Surround Sound	✓	(✓)	(✓)

Xbox, PS4, Nintendo Switch Compatibility	✓	(✓)	(✓)

Customizable RGB	✓	✓

iCUE Integration	✓	✓	(✓)

50mm Drivers	✓	✓

High-Fidelity Microphone	✓

(✓) Available on select models.

Streaming Gear

Following the Elgato acquisition in July 2018, we began to offer high-performance streaming accessories under the Elgato brand. Our streaming gear enables streamers to produce and broadcast professional quality streams. Our powerful capture cards allow gamers to encode in-game video at resolutions up to 4K and at 60 frames per second, edit the footage in real time, and upload it as to the internet as a live stream. Our software-controlled studio lighting and our green screens let streamers replicate the image quality and experience of a professional studio at home. Our Cam Link allows streamers to turn their DSLR, camcorder or action cam into an ultra-low latency 4K video source, providing superior image quality versus webcam alternatives. Our green screen backdrops ensures the create freedom to personalize your stream any way imaginable. Streamers can further improve the audio quality of their content using our range of dedicated microphones. Our Stream Deck, which has up to 32 customizable LCD keys, can be programmed to launch customized actions ranging from switching scenes, incorporating third-party media such as GIFs into the broadcast and adjusting the audio and video. Lastly, while these products were developed with the needs of live game streamers in mind, applications for our streaming gear are proliferating beyond gaming to areas including podcasting, video blogging, interactive fitness, remote learning, work-from-home and other applications.

	CAPTURE CARD	STREAM DECK	GREEN SCREEN	MICROPHONE	LIGHTING	CAM LINK

MSRP	~$160 – $400	~$150 – $250	~$160	~$120 – $160	~$130 – $200	~$130

Product Description	Ultra-low latency high performance capture cards offering up to 60 frames per second video capture at crystal clear 1080p / 4K resolution	Customizable game streaming device offering, one-touch media and shortcut functionality	Durable, portable, collapsible chromagreen backdrop for post-production editing	Advanced stand-alone microphones created especially for content creators, with Wave Link audio mixer software	Software and app-controlled LED studio lighting to elevate your content	Turn your DSLR, camcorder or action cam into an ultra-low latency 4K video source

Performance Controllers

Following the SCUF Gaming acquisition in December 2019, we began to offer customized performance controllers for console and PC under the SCUF brand. SCUF created the market category of customized performance controllers in 2011 by modifying standard console controllers to add additional performance features including: SCUF’s patented paddle control system, tunable trigger mechanisms, interchangeable thumb sticks, improved ergonomics and weight reduction options. Custom-built to each user’s specifications, SCUF performance controllers offer a number of functional and design features that increase hand use and improve gameplay. SCUF’s paddle control system, in particular, has revolutionized the way console games are played and has been adopted by many eSports athletes in console-based pro gaming leagues.

	PS4	XBOX

MSRP	~$170+	~$160+

Console Compatibility	PS4 and PC	Xbox One and PC

Complementary Accessories

In response to customer demand, we have introduced a range of complementary accessories to enhance our customers’ gaming experience. These include mouse mats that enhance the performance of our gaming mice, motorsports-inspired gaming chairs that support proper posture during extended gaming sessions, headset stands, ambient lighting, and branded apparel.

	MOUSE PADS	CHAIRS	HEADSET STANDS	AMBIENT LIGHTING	BRANDED APPAREL

MSRP	~$10 – $80	~$300 – $400	~$40 – $80	~$90 – $140	~$10 – $50

iCUE integration	(✓ )		✓	✓

(✓) Available on select models.

Gaming Components and Systems

Since 1998, we have developed and sold high-performance gaming components to help gamers maximize their experience, all the while providing the design aesthetic and customizability they demand. Moreover, we believe the powerful Corsair brand, software integration and superior product quality supports our significant price premium versus the competition. Compared to the average non-Corsair product, our computer cases, cooling solutions, PSUs and high-performance memory commanded price premiums of 45%, 86%, 31%, and 11%, respectively, in the United States for the twelve months ended June 30, 2020.

Computer Cases

We have designed our computer cases to support the full range of high-end PC components while improving performance through efficient thermal management. High-performance PCs generate large amounts of waste heat which forces CPUs and GPUs to throttle performance and, in extreme cases, can lead to system instability.

Our computer cases support enhanced airflow and liquid cooling solutions to help gaming PCs sustain peak performance. Further, we offer cases in a wide range of designs to allow gamers to express their personal style, from minimalist anodized aluminum cases, to aggressive supercar-inspired designs and all glass cases to showcase the high-performance components inside. In each of our models, we deliver a range of features our customers demand including builder-friendly ergonomics, tight manufacturing tolerances, power supply heat shrouds, removable air filters, noise dampening panels, scratch-resistance, mobility and compact case designs.

We also offer many of our cases as Smart Cases, providing the hardware to enable user-customizable fan speeds, temperature monitoring and customizable RGB lighting. These Smart Case functions are all controlled by our iCUE software, where users can precisely control fan speeds to improve cooling or reduce noise, monitor hardware temperatures to optimize system performance, and customize their system’s lighting down to the individual LED.

	SUPER TOWER	FULL TOWER	MID TOWER	MICRO ATX

MSRP	$500	$130 – $200	$50 – $220	$40 – $160

Number of Models	1	6	50	5

Cooling Solutions

Our cooling solutions allow gaming PCs to deliver higher performance by efficiently removing excess heat from the GPU, CPU and case. We offer two types of cooling solutions: liquid cooling solutions and high-efficiency cooling fans.

Our liquid cooling solutions are a high-performance alternative to the basic air cooling used in most PCs. Air cooling systems typically consist of a single fan to blow air directly on a metal heatsink mounted to a processor. In contrast, our liquid cooling solutions pump coolant through a machined copper water block mounted directly to the CPU or GPU and dissipate the removed heat remotely through a high-efficiency radiator mounted in the computer case. Compared to basic air cooling, our liquid cooling solutions can significantly reduce processor temperatures, allowing that processor to be pushed to higher compute rates without throttling performance or causing system instability. In addition, due to our efficient designs, this improved cooling generally comes with significantly reduced fan noise. We offer a wide range of all-in-one, or AIO, liquid cooling solutions, as well as a complete line of custom liquid cooling solutions for our most advanced users to create powerful liquid cooling setups tailored for their system. Our liquid cooling solutions are also integrated into the iCUE software ecosystem, providing temperature monitoring, precise tuning of pump and fan speeds and customizable dynamic RGB lighting.

Our high-efficiency cooling fans are built to move air quickly and quietly remove excess heat from either a liquid cooling radiator or the interior of the computer case. Our cooling fans incorporate high-performance features such as magnetic levitation bearings, developed exclusively for us, which significantly reduce noise levels by eliminating almost all friction at the fan hub. We also offer designs with dynamic RGB integration such as our flagship QL series that incorporates 34 independent RGB LEDs in four separate translucent loops in the fan hub and outer ring. Like our other products, our cooling fans integrate into the iCUE software ecosystem, allowing precise control over fan speed, temperature monitoring and dynamic RGB lighting customization.

	CUSTOM COOLING SOLUTIONS	AIO COOLING SOLUTIONS	FAN SOLUTIONS

MSRP	~$500 – $1000+	~$50 – $190	~$20 – $50 per fan

iCUE Integration	✓	✓	✓

Customizable RGB	✓	✓	✓

CPU Cooled	✓	✓

GPU Cooled	✓

Power Supply Units

We engineer our premium PSUs to be extremely reliable, powerful, efficient and quiet. Since voltage fluctuations cause system crashes or even irreparable hardware damage, our PSUs are built to deliver extremely stable voltage in powering gaming components and systems, including the CPU and GPU.

Further, we are a pioneer of the integration of digital signal processors in our PSUs to provide maximum reliability. We also designed our PSUs for increased efficiency, saving money and increasing PC performance by preventing the creation of waste heat. We designed our PSUs to be exceptionally quiet, incorporating high-efficiency and thermally-controlled fans that turn off at low to medium loads. In addition, most of our PSUs are fully modular, simplifying installation and reducing cable clutter. Our PSUs are also integrated into the iCUE software ecosystem, providing fan and voltage control and performance logging.

	ELITE	PREMIUM	MAINSTREAM

MSRP	~$140 – $500	~$85 – $200	~$40 – $110

Wattage Range	750 – 1,600 Watts	550 – 1,000 Watts	430 – 850 Watts

80 Plus Efficiency Certification	Titanium or Platinum	Gold	Bronze or White

iCUE Integration	✓	✓

High-Performance Memory

We pioneered the high-performance DRAM memory category in the 1990s and remain the U.S. market leader today. We have shipped 124 million units worldwide over the past 26 years. High-performance DRAM memory is an important gaming PC component for competitive gamer as it can substantially improve frame rates.

The current DRAM standard, DDR4, is manufactured to operate at a minimum of 2,133MHz.

We offer high-performance DRAM modules that operate at speeds as high as 5,000MHz, or more than twice as fast. Our internally designed multilayer printed circuit boards, or PCBs, and aluminum heat spreaders are built to efficiently dissipate heat to provide reliable performance even at extreme speeds. In addition, our memory modules are designed to be aesthetically pleasing and many models incorporate dynamic RGB lighting, controlled by our iCUE software platform, to offer gamers a further layer of personalization.

Our most popular DDR4 DRAM kit has an aggregate capacity of 16GB at a speed of 3,200MHz. For maximum performance, gamers can spend over $900 for 16GB of our highest specification 5,000 MHz memory. According to NPD Group, our average selling price premium was 21% over the U.S. market average selling price for our gaming PC memory modules between 2015 and 2019.

	DOMINATOR	VENGEANCE RGB	VENGEANCE

Design Focus	Performance, premium materials and refined aesthetics	Performance and aesthetics	Performance

Customizable RGB	✓	✓

Prebuilt and Custom-Built Gaming Systems

In 2017, we introduced our first prebuilt gaming system, Corsair ONE, which was awarded PC Gamer’s Best Desktop PC 2017 and showcased our deep industry knowledge, design capabilities and engineering expertise. The Corsair ONE packed the performance typically found in a top-of-the-line 70 liter full tower gaming PC into an elegant, shoebox-sized aircraft-grade aluminum chassis. Since then we have updated and expanded the Corsair ONE line and added the complementary Corsair Vengeance line of prebuilt gaming PCs that incorporate more traditional gaming PC design cues. Following the Origin acquisition in July 2019, we began to offer high performance custom built gaming PCs and laptops together with unmatched customer support. Our complete gaming systems complements our gaming components business by targeting a different customer base with similar uncompromising performance needs, but without the time or expertise to build their own custom gaming PC.

	CORSAIR ONE	CORSAIR VENGEANCE	ORIGIN CUSTOM DESKTOP	ORIGIN CUSTOM LAPTOP

MSRP	~$2,500-4,500	~$1,800-2,450	~$2000+	~$2000+

High-Performance CPU	✓	✓	✓	✓

High-Performance GPU	✓	✓	✓	✓

Made with Corsair Components	✓	✓	✓	✓

iCUE Integration	✓	✓	✓	✓

PC Gaming Software

Our product offering is enhanced by our two proprietary software platforms: iCUE for gamers and Elgato’s suite of streaming applications for content creators. These software platforms provide unified, intuitive performance, and aesthetic control and customization across their respective product families.

iCUE Software Platform

Our iCUE software platform powers most of our gear from a single intuitive interface, providing advanced performance tuning, user customization and system monitoring. By enabling our customers to fine-tune the response of our gaming gear to maximize performance and match their personal preferences and styles of play, we believe that iCUE provides a distinct competitive advantage.

For our gamer peripherals, iCUE gives the user full control over all performance aspects of their gear. For our mice, this includes personalized sensitivity profiles, programmable macros, advanced surface calibration, tunable filtering of movement inputs when the mouse is lifted, software-based angle snapping and precision enhancement and button response optimization. For keyboards, this includes programmable macros and the deactivation of potential game-disrupting keys (e.g., the Windows or F1 buttons for accidental switching of applications). For headsets, this includes software-based 7.1 surround sound, customizable digital equalization and microphone controls.

For our gaming components and systems, iCUE gives the user advanced performance controls and system monitoring through a streamlined dashboard. This includes dynamic fan and pump speed controls, temperature logging, voltage monitoring, system load and memory settings.

Our iCUE software also provides practically unlimited customizable RGB lighting control and is able to seamlessly integrate sophisticated user-developed dynamic lighting programs across our products. In addition, we partner with major game publishers to integrate iCUE with major game titles so that an iCUE user’s peripherals and components lighting responds dynamically to in-game events for an even more immersive gaming experience.

We intend to continue expanding iCUE’s capabilities and adding new features over time to help our passionate customers achieve new levels of performance and further customize their gaming experience.

Elgato streaming software suite

Our streaming software suite unlocks the full potential of our streaming gear and empowers creators to produce and broadcast professional-quality live content from their home studio. Our software covers video capture, lighting, audio, and creative workflow control.

Live streamers face a unique set of challenges, as they are expected to game at a near-professional level, while interacting with their audience and simultaneously managing the technical aspects of producing a live broadcast. To minimize this mental load, we pioneered the concept of a control panel designed for streamers and content creators. Traditionally, this level of control was exclusive to mainstream entertainment broadcasters. Our streaming software simplifies set up and streamlines the production and broadcast process. For example, the software supporting our Stream Deck product enables streamers to pre-program multistep actions, such as controlling studio setup, inserting graphics and sound effects and posting to social media, all of which can occur at with the tap of a single button. Since launching in May 2017, Stream Deck has grown to 230,000 active monthly users and, since the platform was opened to third-party developers in early 2019, the Stream Deck Store has welcomed more than one hundred new plugins from over fifty third-party developers. Stream Deck has become a mainstay of streamers and content creators at all levels.

Product Development

We believe that our future success depends on our ability to develop and market new products and product categories that extend our ecosystem as well as reach new market segments. Our product development efforts focus on broadening our portfolio with innovative, value-added products that provide gamers with more immersive experiences. This process begins with the initial market analysis and product definition phase, where we use deep knowledge of consumer preferences and feedback to decide the exact specifications of new products desired by our end-users. We then leverage third-party manufacturers and, in some cases, engineering and design firms to help us design, prototype and fabricate our products. We select these third-party partners through a comprehensive selection process and subject them to rigorous quality controls. We perform extensive in-house testing of our products with the latest CPUs and GPUs to ensure optimal performance and compatibility of our products with the most advanced hardware. Our rigorous product development and testing is designed to give us the ability to meet the needs of our end-users consistently with well-designed, high-performance and reliable products.

In order to execute our product development vision, we have assembled a product development team that includes highly skilled electrical and mechanical engineers, applications experts and engineering program managers with a thorough understanding of gaming gear, gaming trends and specific technical expertise spanning a broad range of gaming peripherals and components. As of June 30, 2020, our product development team included 392 employees working on product definition, design, compatibility testing and qualification.

We strive to represent the Corsair brand through our products by always challenging ourselves to “build it better” through product innovation at every stage in the development process.

Marketing

Our marketing efforts are designed to enhance the Corsair, Elgato, Origin and SCUF brand names, to help us acquire new customers and to increase sales from our existing customers. We have structured our marketing organization to achieve both product- and geography-specific coverage. In addition, our marketing personnel regularly meets with other key industry suppliers such as Intel, AMD, NVIDIA and Asus, in order to ensure that our product development efforts appropriately address the needs of their new products and also to discuss trends and changes in the computer technology market.

We build awareness of our products and brand through advertising campaigns, public relations efforts, marketing development funds and other financial incentives provided to retailers to promote our products, end-user rebates, online social media outreach, online and in-store promotions and merchandising, our website and other efforts. We believe that our products and brand have also benefited from social medial influencers, customer referrals and positive product reviews. We also invest in sponsorships and partnerships with eSports events, leagues teams and streaming influencers. For example, Corsair has sponsored gaming streamer Summit1g, whose Twitch channel has 5.2 million followers as of April 2020. In 2019, we had approximately 15.6 billion impressions across social media, influencers, sponsorships, reviews, advertising and other channels.

We benefit from an active computer gaming community whose members communicate with each other through various online social media such as forums, blogs and social networks, including Facebook, Twitter and YouTube. In addition to forums hosted by third-party domains, we host Corsair-branded forums that are accessible via our website. We actively participate in this community, enabling us to communicate directly with our end customers. Finally, we regularly publish technical and editorial content through various online and print channels and participate in industry trade shows, gaming competitions and other consumer-facing events that provide us with the opportunity to demonstrate our products.

Sales and Distribution

Our gear is purchased by gaming enthusiasts worldwide through either our retail channel or our direct-to-consumer channel. In our retail channel, we distribute our gear either directly to the retailer or through key distributors. While we historically have sold our gear directly to consumers through our website, following our acquisitions of Origin and SCUF Gaming in 2019, the volume of direct-to-consumer sales has increased as both of these companies primarily generated sales through direct-to-consumer channels. We believe direct-to-consumer sales represent a significant avenue to drive growth by facilitating increased market penetration across our product categories.

As of June 30, 2020, we maintained sales offices or sales personnel or representatives in the United States, Argentina, Australia, Brazil, Canada, China, Colombia, Denmark, France, Germany, Greece, Hong Kong, India, Italy, South Korea, Malaysia, Mexico, the Netherlands, Poland, Russia, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, the United Arab Emirates, the United Kingdom and Vietnam. As of June 30, 2020, our sales directors had an average of 17 years of sales and marketing experience in the information technology industry and our regional managers and sales representatives have an average of 13 years of sales and marketing experience.

We have divided our sales organization into four major regions—Europe (including the Middle East and Africa), North America, Latin America and Asia Pacific (including South Africa)—and we have local language-speaking sales representatives in the countries that, in the aggregate, generate the majority of our net revenue. We ship our products directly to approximately 50 retailers and over 160 distributors and, through distributors, supply our products to thousands of smaller online and brick-and-mortar retailers.

Our direct sales force supports leading online retailers, including as of June 30, 2020, Amazon and Newegg.com in North America; Amazon, Komplett, Mindfactory, LDLC and Scan in Europe; and JD.com, Tmall and PC Case Gear in the Asia Pacific region. We also have sales relationships with leading brick-and-mortar retailers, including as of June 30, 2020, Best Buy and Micro Center in North America and Boulanger, Elkjop, Fnac and Dixons in Europe. A small portion of our net revenue is from sales directly to original equipment manufacturers that manufacture gaming PCs. Our distributors sell our products primarily to online and brick-and-mortar retailers and to small system integrators and value added resellers. As of June 30, 2020, our major distributors were Ingram Micro and D&H in North America; S&K, Exertis and Littlebit in Europe; and Synnex Australia, Leader, ASK and Links in the Asia Pacific region.

In 2018, 2019 and for the six months ended June 30, 2020, Amazon accounted for more than 10% of our net revenue, at 22.4%, 25.1% and 26.8%, respectively.

Production and Operations

We believe we have developed a global, scalable production and operations infrastructure that allows us to deliver our products cost-effectively and in a timely manner. We operate a facility in Taiwan where we assemble, test, package and ultimately supply nearly all of our DRAM modules and a significant portion of our liquid cooling products and prebuilt gaming systems. We also assemble, test, package and ultimately supply our custom-built PCs in our U.S. facility, and our customized gaming controllers in our U.S. and U.K. facilities. All of the other gear we sell is produced at factories operated by third-parties located in China, Taiwan and countries in Southeast Asia. In some regions, we also outsource storage and shipping to third-party logistics providers around the world.

Production of most of our high-speed DRAM modules involves testing and speed sorting of both DRAM ICs and modules and retail packing in our facility in Taoyuan, Taiwan. Our ability to test and sort DRAM modules efficiently enables us to grade them and offer high-performance DRAM modules at higher price points. For standard speed DRAM modules, we also procure assembled modules from approved subcontractors and then test and package them in our Taiwan facility.

In addition to our production capabilities, our corporate planning process places particular emphasis on driving efficiencies in demand forecasting, supply chain planning, procurement cycle time, freight costs and inventory management. Our goal of limiting the time DRAM modules are held in our inventory to a few weeks helps mitigate any impact that this volatility may have on our gross margins. Furthermore, given the products we sell and the global nature of our business, freight costs can have a significant impact on our expenses. Because of this, we have developed a sophisticated forecasting and planning process designed to reduce the cost of transporting our products to our regional distribution hubs and finally, to our customers.

Our operations outside of the United States expose us to a number of risks. For additional information, see “Risk Factors—Risks Related to our Business—While we operate a facility in Taiwan that assembles, tests and packages most of our DRAM modules, we rely upon manufacturers in Asia to produce all of our PSUs, cooling solutions, computer cases, gaming peripherals, and accessories, and the components for our DRAM modules, which exposes us to risks that may seriously harm our business” and “Risk Factors—Risks Related to our Business—We conduct our operations and sell our gear internationally and the effect of business, legal and political risks associated with international operations may seriously harm our business.” For information about our net revenue and long-lived assets by geographic area, see Note 15 to our financial statements included in this prospectus.

Backlog

Sales of our products are generally made pursuant to purchase orders and customers typically do not enter into long-term purchase agreements or commitments with us. Customer purchase orders typically call for product shipment within a few weeks, except for DRAM modules orders that are typically requested in a few days. Consequently, we do not believe that our order backlog as of any particular date is material or a reliable indicator of sales for any future period.

Competition

We face intense competition in the markets for all of our products. We operate in markets that are characterized by rapid technological change, constant price pressure, rapid product obsolescence, evolving industry standards and new demands for features and performance. We experience aggressive price competition and other promotional activities by competitors, including in response to declines in consumer demand and excess product supply or as competitors seek to gain market share.

We believe that the principal competitive factors that affect customer preferences include brand awareness, reputation, breadth and depth of product offering, product performance and quality, design and aesthetics, price, user experience, online product reviews and other value propositions. We believe we compete favorably based on these factors.

In recent years, we have added new product categories and we intend to introduce new product categories in the future. To the extent we are successful in adding new product categories, we will confront new competitors, many of which may have more experience, better known brands and greater distribution capabilities in the new product categories and markets than we do. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies. Many of our current and potential competitors, some of which are large, multi-national businesses, have substantially greater financial, technical, sales, marketing, personnel and other resources and greater brand recognition than we have. Our competitors may be in a strong position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively than we can. In addition, some of our competitors are small or mid-sized specialty companies, which may enable them to react to changes in industry trends or consumer preferences or to introduce new or innovative products more quickly than we can. As a result our product development efforts may not be successful or result in market acceptance of our products.

While we believe there is no single competitor that directly competes with our ecosystem across all our product categories, we face numerous competitors in each product category.

Competitors in the gamer and creator peripherals market. Our primary competitors in the market for gaming keyboards and mice include Logitech and Razer. Our primary competitors in the market for headset and related audio products include Logitech, Razer and Kingston through its HyperX brand. Our primary competitors in the gamer and creator streaming accessories market include Logitech, following its acquisition of Blue Microphones, and AVerMedia. Our primary competitors in the performance controller market include Microsoft and Logitech.

Competitors in the gaming components and systems market. Our primary competitors in the market for PSUs, cooling solutions and computer cases include Cooler Master, NZXT, EVGA, Seasonic and Thermaltake. Our primary competitors in the markets for DRAM modules include G.Skill, Kingston through its HyperX brand and Micron through its Crucial division. Our primary competitors in the market for prebuilt gaming PCs and laptops include Dell through its Alienware brand, HP through its Omen brand, Asus and Razer. Our primary competitors in the market for custom-built gaming PCs and laptops include iBuypower and Cyberpower.

Competitors in new markets. We are considering a number of other new products and, to the extent we introduce products in new categories, we will likely experience substantial competition from additional companies, including large computer peripherals and consumer electronics companies with global brand recognition and significantly greater resources than ours.

Our ability to compete successfully is fundamental to our success in existing and new markets.

If we do not compete effectively, demand for our products could decline, our net revenues and gross margin could decrease and we could lose market share, which could seriously harm our business, results of operations and financial condition.

Intellectual Property

We consider the Corsair brand to be among our most valuable assets. We also consider the Elgato, Origin, and SCUF brands; proprietary technology brands such as iCUE and Slipstream; and major product family brands such as Corsair ONE, Dark Core, Dominator, Glaive, Harpoon, Ironclaw, K70, Nightsword, Scimitar, Vengeance, and Void to be important to our business. Our future success depends to a large degree upon our ability to defend the Corsair brand and its associated sub-brands from infringement and, to a limited extent, to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as non-disclosure terms to protect our intellectual property.

As of June 30, 2020, our patent portfolio consisted of 212 patents, including utility, invention, utility model and design patents, issued in strategic jurisdictions globally and 83 patent applications pending, consisting of 16 invention patent applications in the United States, 17 invention applications in EPO, 6 design patent applications in the United States, 3 invention patent applications in Taiwan, 29 invention patent applications in China, 4 design patent applications in the European Union, 5 invention patent applications in Canada, 16 invention patent applications in France, 16 invention patent applications in Germany, 16 invention patent applications in Ireland, 2 invention patent applications in Japan, 1 invention patent application in the United Kingdom and we have 1 jointly-owned design patent in the United States. Our patents expire in the United States, the European Union, Taiwan and China on various dates from 2022 through 2039.

As of June 30, 2020, our trademark portfolio consisted of 499 trademarks, for which we had 459 registrations globally including the European Union and with the World Intellectual Property Organization, or WIPO, and 40 pending applications for registrations globally including the European Union and with the WIPO. These include the registration of the Corsair name as a trademark in Argentina, Australia, Brazil, Bulgaria, Canada, China, Croatia, Ecuador, Egypt, European Union, Hong Kong, India, Israel, Japan, Malaysia, Mexico, New Zealand, Norway, Peru, Philippines, Romania, Russia, Serbia, Singapore, South Africa, South Korea, Switzerland, Taiwan, Thailand, Turkey, the United States, the United Kingdom, Uruguay and Vietnam and pending applications to register the Corsair name as a trademark in Pakistan and China.

The expansion of our business has required us to protect our trademarks, domain names, copyrights and patents and, to the extent that we expand our business into new geographic areas, we may be required to protect our trademarks, domain names, copyrights, patents and other intellectual property in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect our trademarks, domain names, copyrights, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be adversely affected, perhaps materially. For additional information, see “Risk Factors—Risks Related to our Business—Our future success depends to a large degree upon our ability to defend the Corsair brand and its associated sub-brands from infringement and, to a limited extent, to protect our other intellectual property. We rely on a combination of copyright, trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as non-disclosure terms to protect our intellectual property. Companies in the technology industry are frequently subject to litigation or disputes based on allegations of infringement or other violations of intellectual property rights. See “Risk Factors—Risks Related to our Business—We have in the past been, are currently, and may in the future be, subject to intellectual property infringement claims, which are costly to defend, could require us to pay damages or royalties and could limit our ability to use certain technologies in the future.”

Employees

As of June 30, 2020, we had a total of 1,990 employees, including temporary employees and dedicated sales and software developer contractors, of which 919 were in operations, 468 in marketing (includes warehouse personnel involved in distribution of products to customers) and sales, 392 in product development and 211 in finance, information technology, human resources, corporate and facilities. Our product development team includes employees working on product design, definition, compatibility testing and qualifications. We typically engage temporary workers and a limited number of independent contractors when necessary in connection with a particular project or order, to meet seasonal increases in demand or to fill vacancy while recruiting a permanent employee. None of our employees is currently represented by a labor union or is covered by a collective bargaining agreement with respect to his or her employment. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Seasonality

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the buying patterns of our customers and spending patterns of gamers. Our net revenue has generally been lower in the first and second calendar quarters due to lower consumer demand following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced CPUs and GPUs, which usually take place in the second calendar quarter and which tend to drive sales in the following two quarters. Further, our net revenue tends to be higher in the third and fourth calendar quarter due to seasonal sales such as “Black Friday,” “Cyber Monday” and “Singles Day” in China, as retailers tend to make purchases in advance of these sales. Our sales also tend to be higher in the fourth quarter due to the introduction of new consoles and high-profile games in connection with the holiday season. As a consequence of seasonality, our net revenue for the second calendar quarter is generally the lowest of the year followed by the first calendar quarter. We expect these seasonality trends to continue.

Environmental Matters

Our operations, properties and products are subject to a variety of U.S. and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and waste and remediation of releases of hazardous materials. We believe, based on current information that we are in material compliance with environmental laws and regulations applicable to us. However, our failure to comply with present and future requirements under these laws and regulations, or environmental contamination or releases of hazardous materials on our leased premises, as well as through disposal of our products, could cause us to incur substantial costs, including clean-up costs, personal injury and property damage claims, fines and penalties, costs to redesign our products or upgrade our facilities and legal costs, or require us to curtail our operations, any of which could seriously harm our business.

Data Privacy and Security Laws

Since we receive, use, transmit, disclose and store personal data, we are subject to numerous state and federal laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. Such regulations include the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, the Telephone Consumer Protection Act of 1991, Section 5(a) of the Federal Trade Commission Act, the CCPA, and the GDPR, among others.

Various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising.

The Federal Trade Commission, or FTC, and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of other personal data. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act.

In addition, the CCPA, which came into force in 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Additionally, a new California ballot initiative, the California Privacy Rights Act, appears to have garnered enough signatures to be included on the November 2020 ballot in California, and if voted into law by California residents, would impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It would also create a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Further, many similar laws have been proposed at the federal level and in other states. For instance, the state of Nevada recently enacted a law that went into force on October 1, 2019 and requires companies to honor consumers’ requests to no longer sell their data.

Facilities

As of June 30, 2020, our principal executive office is located in Fremont, California and consists of approximately 60,000 square feet of space under a lease that expires in March 2022. In addition to our headquarters, we lease a manufacturing facility and regional headquarters in Taipei, Taiwan, which consist of approximately 90,000 and 50,000 square feet of space, respectively, and have leases that expire between July 2020 and May 2025, respectively. We also lease space in Carlsbad, California; Miami, Florida; Suwanee, Georgia; Ljubljana, Slovenia; Wokingham, United Kingdom; Cheltenham, United Kingdom; Mönchengladbach, Germany; Munich, Germany; Hong Kong, China; Shenzhen, China; Shanghai, China; Taoyuan, Taiwan; Ho Chi Minh City, Vietnam; Moscow, Russia and Almere, the Netherlands. Both our gamer and creator peripherals segment and gaming components and systems segment utilize each of our leased facilities.

We lease all our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors which we expect to be in place shortly prior to the consummation of this offering, and their respective ages and a brief account of the business experience of each of them as of August 1, 2020.

Name	Age	Position(s)
Executive Officers
Andrew J. Paul	63	Chief Executive Officer and Director
Michael G. Potter	54	Chief Financial Officer
Thi L. La	55	Chief Operating Officer
Bertrand Chevalier	49	Chief Sales Officer
Gregg A. Lakritz	59	Vice President, Corporate Controller

Non-Employee Directors
George L. Majoros, Jr.(2)(3)	59	Director, Chairman of the Board
Stuart A. Martin(3)	39	Director
Anup Bagaria(2)(3)	48	Director
Jason Cahilly(1)(2)	50	Director
Samuel R. Szteinbaum(1)(2)(3)	58	Director
Randall J. Weisenburger(1)	61	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers and Employee Directors

Andrew J. Paul co-founded Corsair in 1994. He has served as our Chief Executive Officer and President since 1994 and we appointed Mr. Paul to our board of directors in September 2018. Previously, Mr. Paul served as President of the Multichip Division at Cypress Semiconductor Corporation, a provider of semiconductor devices. Mr. Paul also founded Multichip Technology, Inc., a provider of high-performance memory modules and electronics in 1987, and the business was sold to Cypress Semiconductor Corporation in 1993. Prior to that, he worked as a marketing manager at Integrated Device Technology, Inc. and in several sales and marketing positions at Fairchild Semiconductor Incorporated. Mr. Paul holds a B.Sc. (Hons) in Physics from The City University, London, England. We believe that Mr. Paul is qualified to serve on our board of directors due to his deep knowledge of the business as the co-founder of Corsair and his experience in the computer components and peripherals industry.

Michael G. Potter has served as our Chief Financial Officer since November 2019. Previously, Mr. Potter worked as a business consultant, including interim Chief Financial Officer work and advising a large pension fund. Prior to that, from July 2011 to May 2016, Mr. Potter was Chief Financial Officer and Chief Legal Officer at Canadian Solar, a company listed on the Nasdaq Exchange. Prior to that, Mr. Potter spent 10 years in the semiconductor industry holding multiple Chief Financial Officer roles at public companies including Lattice Semiconductor Corporation, Neophotonics and STATS ChipPac. Prior to that, Mr. Potter worked for six years at Honeywell in various financing and accounting positions, and at KPMG in Montreal working as an auditor. Mr. Potter is a member of the board of Cordelio Power, Inc. and serves as the chair of its audit committee. He received a Graduate Diploma of Accountancy from McGill University, and a BComm in Accounting from Concordia University.

Thi L. La has served as our Chief Operating Officer since August 2013. From May 2010 to August 2013 she served as our Senior Vice President and General Manager of our gaming PC component unit. Previously, from April 2008 to July 2010, Ms. La served as the Vice President of Global Operations and Information Technology at Opnext, Inc., a designer and manufacturer of optical gaming, modules and subsystems for communications uses. From 1997 to 2008 she held various positions at HP, including Director of Consumer Desktop PC, Display and Accessories for North America. Ms. La holds a B.S. in Electrical Engineering from San Jose State University.

Bertrand Chevalier has served as our Chief Sales Officer since August 2020 and our Senior Vice President, Worldwide Sales since January 2014. From September 2013 to December 2013, he served as our Vice President of Marketing, from January 2012 to August 2013 he served as our Senior Director of Product Marketing, and from May 2010 to January 2012 he served as our Director of Channel Marketing. Previously, from December 1995 to May 2010, he held various positions at Hewlett Packard, Inc., including Senior Operations & Supply Chain Manager. Mr. Chevalier holds a Master of Engineering from Institut Catholique d’Arts et Métiers.

Gregg A. Lakritz has served as our Vice President, Corporate Controller since November 2017. From July 2017 until October 2017 he served as a Senior Strategic Consultant at Trimble Inc., or Trimble. From September 2011 until June 2017 he worked at Harmonic Inc., a publicly traded company which sells high-performance video software and cable access solutions, where he served initially as the Vice President and Corporate Controller from September 2011 until December 2014, and then as Chief Accounting Officer, Vice President and Corporate Controller. Previously, he also served as a Corporate Controller at Trimble, from October 2005 until September 2011. Mr. Lakritz is a Certified Public Accountant and he earned a B.A. in Accounting from the University of Wisconsin-Milwaukee and an M.B.A. from the University of Wisconsin-Madison.

Non-Employee Directors

George L. Majoros, Jr. has served as a member of our board of directors since August 2017. Mr. Majoros is currently a Co-Managing Partner of EagleTree Capital, LP, or EagleTree Capital, having first joined EagleTree Capital’s predecessor firm, Wasserstein Perella & Co., in 1993. He currently serves as a member of the board of trustees of Case Western Reserve University. Mr. Majoros has also served on the boards of directors of numerous public and private companies over the past 25 years. Prior to joining EagleTree Capital, Mr. Majoros practiced law with Jones, Day, Reavis & Pogue, where he specialized in contested takeovers, mergers and acquisitions and corporate and securities law. Mr. Majoros received his A.B. in Economics from the University of Michigan and his J.D. from Case Western Reserve University Law School. We believe that Mr. Majoros is qualified to serve on our board of directors due to his broad leadership skills and business experience gained in a variety of industries.

Stuart A. Martin has served as a member of our board of directors since August 2017. Mr. Martin joined EagleTree Capital’s predecessor firm in 2004. Prior to EagleTree Capital, Mr. Martin worked at UBS Los Angeles, focusing on leveraged finance, consumer products and media transactions. Mr. Martin helps lead EagleTree’s investment activities in the consumer products sector. He currently serves on the board of directors for Invincible Boat Company. He previously served on the boards of directors of Harry & David, Paris Presents and So Delicious Dairy Free. Mr. Martin received his B.A. in Economics from Pomona College and was elected to Phi Beta Kappa. We believe that Mr. Martin is qualified to serve on our board of directors due to his extensive financial and strategic experience gained over many years.

Anup Bagaria is currently Co-Managing Partner at EagleTree Capital, and we appointed Mr. Bagaria to our board of directors in September 2018. Mr. Bagaria joined EagleTree Capital’s predecessor firm, Wasserstein Perella & Co., in 1994 and has served on the boards of directors of numerous private companies over the past 25 years. He also served as the Chief Executive Officer of

New York Media. Mr. Bagaria received his S.B. from the Massachusetts Institute of Technology. We believe that Mr. Bagaria is qualified to serve on our board of directors due to his broad leadership skills and business experience gained in a variety of industries.

Jason Cahilly is currently the Chief Executive Officer of Dragon Group LLC, a private investment and consulting firm. We appointed Mr. Cahilly to our board of directors in September 2018. Mr. Cahilly also currently serves as a member of the boards of directors of Carnival Corporation & plc, a public travel and leisure company. Previously, Mr. Cahilly served as the Chief Strategic and Financial Officer of the National Basketball Association from January 2013 to June 2017, as well as a director of the board of NBA China. Prior to that, Mr. Cahilly spent 12 years at Goldman Sachs & Co. LLC, where he served as Partner, Global Co-Head of Media & Telecommunications. Mr. Cahilly earned a B.A. from Bucknell University in International Relations and Economics and a J.D. from Harvard Law School. We believe that Mr. Cahilly is qualified to serve on our board of directors due to his wealth of experience in a broad range of industries including in sports and entertainment.

Samuel R. Szteinbaum is currently the Chief Executive Officer and Chairman of the board of directors for preschool provider The Wonder Years, which he founded in 1988. We appointed Mr. Szteinbaum to our board of directors in September 2018. Previously, Mr. Szteinbaum served as the chairman of the board of directors of Asetek, Inc., a public company that trades on the Oslo stock exchange, from February 2009 until October 2018. Mr. Szteinbaum also served as a member of the board of directors of Sococo, Inc., a private software company, from 2008 until 2012. From June 1984 to November 2008, Mr. Szteinbaum held various positions at Hewlett-Packard Company, including serving as Vice President of the Consumer Products Group (Desktop and Notebook Computing) from May 2002 through October 2005, and as Vice President of and Chief Learning Officer from October 2005 to November 2008. Mr. Szteinbaum earned a B.A. in Mathematics and Economics from the University of California, Santa Cruz and an M.S. in Management from Purdue University. We believe that Mr. Szteinbaum is qualified to serve on our board of directors due to his deep experience in the technology industry.

Randall J. Weisenburger has served as a member of our board of directors since July 2018. He started Mile 26 Capital, LLC in January 2015. Previously, Mr. Weisenburger was the Executive Vice President and Chief Financial Officer of Omnicom Group Inc. from 1998 until September 2014. Before joining Omnicom, he was a founding member of Wasserstein Perella and a former member of the First Boston Corporation. At Wasserstein Perella, Mr. Weisenburger specialized in private equity investing and leveraged acquisitions. From 1993 through 1998, Mr. Weisenburger was President and Chief Executive Officer of the firm’s merchant banking subsidiary, Wasserstein & Co. Additionally, he held various roles within WP’s portfolio of investment companies including: Co-Chairman of Collins & Aikman Corp, CEO of Wickes Manufacturing, Vice Chairman of Maybelline Inc., and Chairman of American Law Media. Mr. Weisenburger currently serves as a member of the Boards of Directors of Carnival Corporation & plc, Valero Energy Corporation and Acosta Sales and Marketing Corp. He also serves as a member of the Board of Overseers of the Wharton School of Business at the University of Pennsylvania and is a trustee of Eisenhower Fellowships. Mr. Weisenburger previously served as a member of the Board of Directors of the New York City Health & Hospital Foundation and of the US Ski and Snowboard Foundation. He earned a B.S. in Accounting and Finance from Virginia Polytechnic Institute and State University and an M.B.A. from The Wharton School at the University of Pennsylvania. We believe that Mr. Weisenburger is qualified to serve on our board of directors due to his experience as a senior executive of a large multi-national corporation and his extensive financial and accounting skill.

Composition of the Board of Directors

Director Independence

Prior to the consummation of this offering, we expect that our board of directors will consist of eight members. Our board of directors has determined that each of             ,             and             qualify as independent directors in accordance with Nasdaq listing requirements. Nasdaq’s independent director definition includes a series of objective tests, including that the director is not, and has not been within the last three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationship exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, we expect that our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2023.

Our amended and restated certificate of incorporation, amended and restated bylaws, and Investor Rights Agreement will provide that the authorized number of directors may be changed only by resolution of the board of directors and, as long as EagleTree owns at least 20% of our common stock, by a majority of the directors nominated by EagleTree, or EagleTree if no directors nominated by EagleTree are then serving as directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Board Composition Arrangements

Pursuant to the terms of an investor rights agreement between us and EagleTree, or the Investor Rights Agreement, EagleTree has the right, among other things, to designate the chairman of our board of directors for so long as EagleTree and its affiliates beneficially own at least 20% of our common stock, as well as the right to nominate up to five directors to our board of directors as long as EagleTree and its affiliates beneficially own at least 50% of our common stock, four directors as long as EagleTree and its affiliates beneficially own at least 40% and less than 50% of our common stock, three directors as long as EagleTree and its affiliates beneficially own at least 30% and less than 40% of our common stock, two directors as long as EagleTree and its affiliates beneficially own at least 20% and less than 30% of our common stock, and one director as long as EagleTree and its affiliates beneficially own at least 10% and less than 20% of our common stock. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement” contained elsewhere in this prospectus.

Role of Board in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Controlled Company Exception

After the completion of this offering, EagleTree will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee purpose and responsibilities; and

•

our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

Following this offering, we intend to utilize certain of these exemptions. As a result, pursuant to an investor rights agreement with EagleTree, or the Investor Rights Agreement, nominations for certain of our directors will be made by EagleTree based on its ownership of our outstanding voting stock. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.” In addition, for so long as we are a “controlled company” we may not have a majority of independent directors on our board of directors and our compensation committee and nominating and corporate governance committee may not consistent entirely of independent directors or be subject to annual performance evaluations. Accordingly, for so long as we are a “controlled company” you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Committees of the Board of Directors

The standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Our chief executive officer and other executive officers will regularly report to the non-employee directors and the audit, compensation and nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Audit Committee

The audit committee consists of Randall Weisenburger, who serves as the Chair, Jason Cahilly and Samuel Szteinbaum. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that              is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of Messrs. Weisenburger, Cahilly and Szteinbaum are independent under the applicable rules of the SEC and Nasdaq.

The purpose of the audit committee is to assist the board of directors in its oversight of: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the performance of our independent auditor; and (v) the design and implementation of our internal audit function, and the performance of the internal audit function after it has been established.

Our board of directors has adopted a written charter for the audit committee that satisfies the applicable standards of the SEC and Nasdaq, which will be available on our website upon the completion of this offering.

Compensation Committee

The compensation committee consists of Jason Cahilly, who serves as the Chair, Anup Bagaria, George Majoros, Jr. and Samuel Szteinbaum.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (i) setting our compensation program and compensation of our executive officers, directors and key personnel, (ii) monitoring our incentive-compensation and stock-based compensation plans, (iii) succession planning for our executive officers, directors and key personnel and (iv) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the compensation committee that satisfies the applicable standards of the SEC and Nasdaq, which will be available on our website upon the completion of this offering.

We intend to utilize certain of the “controlled company” exceptions which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of George Majoros, Jr., who serves as the Chair, Anup Bagaria, Stuart Martin and Samuel Szteinbaum.

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters.

Our board of directors has adopted a written charter for the nominating and corporate governance committee that satisfies the applicable standards of the SEC and Nasdaq, which will be available on our website upon the completion of this offering.

We intend to utilize certain of the “controlled company” exceptions which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Diversity

Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Our board of directors evaluates each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of our business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our principal executive officer and principal financial and accounting officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Director Compensation

Historically, our non-employee directors have been compensated by Corsair Memory, Inc. for service on the boards of directors of us and Corsair Memory, Inc. and the advisory board of Corsair Group (Cayman), LP. All references to “we,” “us” or “our” in this Director Compensation section will refer to Corsair Memory, Inc. and Corsair Group (Cayman), LP for actions taken prior to the completion of this offering and to Corsair Gaming, Inc. for actions taken on and after the completion of this offering. Our non-employee directors who were affiliated with our principal investors did not receive any cash or equity compensation in 2019. However, Messrs. Cahilly, Szteinbaum and Weisenburger, who are not affiliated with our principal investors, were paid $100,000, $73,125 and $71,250, respectively, for their board service in 2019. In connection with this offering, the options held by Messrs. Szteinbaum, Cahilly and Weisenburger (the only non-employee directors who hold outstanding options) will be converted into equivalent options to purchase shares of Corsair Gaming, Inc.’s common stock and will be assumed by Corsair Gaming, Inc. In addition, we reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us. Mr. Cahilly was also compensated in 2019 for certain consulting services he provided to us outside of his role as a director in relation to business management.

In February 2020, we adopted a non-employee director compensation policy for our non-employee directors who are not affiliated with our principal investors. Pursuant to the director compensation policy, our eligible non-employee directors will receive cash compensation, paid quarterly, as follows:

•	Each non-employee director will receive an annual cash retainer in the amount of $65,000 per year.

•

The chairperson of the audit committee will receive additional annual cash compensation in the amount of $30,000 per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $15,000 per year for such member’s service on the audit committee.

•

The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $20,000 per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $10,000 per year for such member’s service on the compensation committee.

•

Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $7,500 per year for such member’s service on the nominating and corporate governance committee.

Under the director compensation policy, each eligible non-employee director who has served as a director for at least one year prior to applicable anniversary of the effective date of the policy will receive, within 30 days following each anniversary of the effective date of the director compensation policy, the following equity awards: (i) an option to purchase that number of units equal to the product of (a) $50,000 divided by (b) the fair market value per unit of on the date of grant (the Annual Option Award) and (ii) a number of units equal to the product of (a) $50,000 divided by (b) the fair market value per unit of on the date of grant (the Annual Unit Award, collectively, the Annual Awards). The Annual Awards are fully vested on the date of grant, subject to the director’s continued service through the applicable date of grant. In addition, pursuant to the terms of the director compensation policy, (1) all equity awards outstanding and held by an eligible non-employee director will vest in full immediately prior to the occurrence of a change in control; (2) the equity awards granted under the policy will subject to mandatory adjustment in the event of certain changes in capitalization and certain similar qualifying events; (3) the equity awards granted under the policy are not subject to any mandatory redemption under the equity plan; and (4) the equity awards granted under the policy that are vested may be exercised at any time until the earlier to occur of (i) a change in control or (ii) the 10 year anniversary of the grant date of the applicable award.

The following table summarizes the total compensation earned during the year ended December 31, 2019 by our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Other ($)(2)	Total ($)
Samuel R. Szteinbaum	73,125	0	0	73,125
Jason Cahilly	100,000	0	119,999	219,999
George L. Majoros, Jr.	0	0	0	0
Anup Bagaria	0	0	0	0
Stuart A. Martin	0	0	0	0
Randall Weisenburger	71,250	0	0	71,250

(1)

As of December 31, 2019, each of Messrs. Szteinbaum, Cahilly and Weisenburger held options to purchase 100,000 units of Corsair Group (Cayman), LP. For a description of the other securities our non-employee directors hold, see “Principal and Selling Stockholders.”

(2)	Amounts shown represent amounts earned by Mr. Cahilly for his consulting services provided to us in 2019.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As a former “emerging growth company” as defined in the JOBS Act which lost its status as of December 31, 2019, in accordance with Topic 10110.5 of the SEC Financial Reporting Manual, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives. Our NEOs are employed with Corsair Memory, Inc. and all employee compensation matters have historically been decided by the board of directors of Corsair Memory, Inc., except for grants of equity awards, which have been made by the board of directors of Corsair Group (Cayman), LP. Following the closing of this offering, all compensation matters in respect to our NEOs will be determined by Corsair Gaming, Inc.’s board of directors or its compensation committee. All references to “we,” “us” or “our” in this Executive Compensation section refer to Corsair Memory, Inc. for actions taken in respect of cash compensation prior to the completion of this offering, Corsair Group (Cayman), LP for actions taken in respect of equity compensation prior to the completion of this offering, and to Corsair Gaming, Inc. for actions taken on and after the completion of this offering.

Our NEOs for 2019 were as follows:

•	Andrew J. Paul, Chief Executive Officer;

•	Thi L. La, Chief Operating Officer;

•	Michael G. Potter, Chief Financial Officer; and

•	Nick Hawkins, former Chief Financial Officer.

Mr. Potter was hired as our Chief Financial Officer in November 2019. In connection with Mr. Potter’s appointment, Mr. Hawkins resigned his employment with us effective as of November 7, 2019.

2019 Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for the years ended December 31, 2019 and December 31, 2018.

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Andrew J. Paul	2019	671,875	100,000	0	450,022	11,200	1,233,097
Chief Executive Officer	2018	625,000	100,000	0	621,167	11,000	1,357,167
Thi L. La	2019	510,625	100,000	0	293,426	11,200	915,251
Chief Operating Officer	2018	475,000	100,000	0	383,369	11,000	969,369
Michael G. Potter	2019	75,000	0	1,768,440	29,892	0	1,873,332
Chief Financial Officer
Nick Hawkins	2019	349,433	0	0	0	2,216,247	2,565,680
Chief Financial Officer(6)	2018	410,000	0	0	215,381	11,000	636,381

(1)	Amount reported for Mr. Potter represents the prorated portion of his annual base salary of $450,000 earned after commencing his employment with us in November 2019.
(2)

Amounts shown constitute discretionary cash bonuses paid to each of Messrs. Paul and La in connection with their contributions to certain transactions of the company in 2019 and 2018. Please see the descriptions of the dividend equivalent payments in “2019 Bonuses” below.

(3)

Amounts shown represent the grant date fair value of options granted during fiscal year 2019 as calculated in accordance with ASC Topic 718. See Note 11 of the combined consolidated financial statements included in this registration statement for the assumptions used in calculating this amount.

(4)

Amounts shown represent the annual performance-based cash bonuses earned by our NEOs based on the achievement of certain performance objectives during 2019. These amounts were paid to the named executive officers in early 2020. Since Mr. Hawkins was no longer employed with us by year-end, he was not eligible to receive any performance bonus for 2019. Please see the descriptions of the annual performance bonuses paid to our named executive officers under “2019 Bonuses” below.

(5)

Amounts shown for Messrs. Paul and La represent matching contributions under our 401(k) plan and for Mr. Hawkins include: (i) $11,200 for matching contributions under our 401(k) plan; (ii) $1,530,584 in the aggregate paid by our direct parent for the repurchase of certain units in our direct parent held by Mr. Hawkins; (iii) $656,000 paid by us for cash severance; and (iv) $18,464 paid by us in cash to cover Mr. Hawkins’ COBRA premiums.

(6)

Mr. Hawkins resigned as our Chief Financial Officer effective as of November 7, 2019 in accordance with Mr. Hawkins’ Terms of Separation Letter dated as of April 30, 2019 and Second Agreement to the Terms of Separation Letters effective as of November 7, 2019. Please see the description of these agreements in “Separation Agreement” below.

Outstanding Equity Awards at 2019 Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2019. In connection with this offering, the options to purchase Corsair Group (Cayman), LP units held by our NEOs will be converted into equivalent options to purchase Corsair Gaming, Inc. common stock and will be assumed by Corsair Gaming, Inc.

		Option Awards
Name	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Andrew J. Paul	8/28/2017	400,000	600,000	1.10	11/12/2027
	8/28/2017	400,000	600,000	2.76	11/12/2027
Thi L. La	8/28/2017	370,000	555,000	1.10	11/12/2027
	8/28/2017	370,000	555,000	2.76	11/12/2027
Michael G. Potter	11/1/2019	0	1,200,000	3.89	11/5/2029
Nick Hawkins(2)	8/28/2017	250,000	0	1.10	11/12/2027
	8/28/2017	250,000	0	2.76	11/12/2027

(1)

Each option vests and becomes exercisable in substantially equal installments on each of the first five anniversaries of the vesting commencement date subject to the holder continuing to provide services to us through the applicable vesting date.

(2)

In accordance with Mr. Hawkins’ Terms of Separation Letter dated as of April 30, 2019 and Second Agreement to the Terms of Separation Letters effective as of November 7, 2019, the unvested units subject to Mr. Hawkins’ options terminated as of November 7, 2019, after giving effect to certain accelerated vesting, in connection with termination of employment, and he subsequently exercised the vested units subject to his options in 2020.

Narrative to Summary Compensation Table

2019 Salaries

We pay each of our NEOs an annual base salary to compensate him or her for services rendered to our company. The annual base salary established by our board of directors for each NEO is intended to provide a fixed component of compensation reflective of the NEO’s skill set, experience, role and responsibilities. For fiscal year 2019, Mr. Paul’s annual base salary was $671,875, Ms. La’s annual base salary was $510,625, Mr. Potter’s annual base salary was $450,000 and Mr. Hawkins’ annual base salary was $410,000.

2019 Bonuses

We maintain an annual performance-based cash bonus program in which each of our NEOs participated in 2019. Each NEO’s target bonus is expressed as a percentage of his or her annual base salary which can be achieved by meeting company and individual goals at target level. The 2019 annual bonuses for Messrs. Paul and Hawkins and Ms. La were targeted at 100%, 60% and 80% of their respective base salaries. Since Mr. Potter did not join the company until November 2019, he was eligible to receive a pro-rated portion of his performance bonus for 2019, and his target bonus is 65% of his base salary. Since Mr. Hawkins was no longer employed with us as of November 7, 2019, he was not eligible to receive any annual performance bonus, except for a cash payment equal to his target bonus amount under his severance agreement, as described below. Our board of directors has historically reviewed these target percentages to ensure they are adequate, but does not follow a formula. Instead, our board of directors set these rates based on each NEO’s experience in his or her role with us and the level of responsibility held by the NEO, which we believe directly correlates to the NEO’s ability to influence corporate results.

For determining performance bonus amounts, our board of directors set certain corporate performance goals after receiving input from our Chief Executive Officer, where two-thirds of the bonus amount was determined based on the achievement of certain EBITDA goals and one-third of the bonus amount was determined based on the achievement certain individual goals. Following its review and determinations of corporate and individual performance for 2019, our board of directors determined an achievement level of approximately 66.98% for Mr. Paul, approximately, 71.83% for Ms. La and 10.22% of Mr. Potter (which was pro-rated to reflect his partial employment with us during 2019).

The actual amount of the 2019 annual bonus paid to each NEO for 2019 performance is set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

In addition, in March 2019, we granted each of Mr. Paul and Ms. La a one-time cash bonus payment of $100,000 in connection with their exemplary contributions in connection with certain acquisitions of the company.

Stock-Based Compensation

In November 2019, our board of directors approved an option grant to Mr. Potter in connection with the commencement of his employment with us. Mr. Potter was granted an option to purchase 1,200,000 Corsair Group (Cayman), LP units. Mr. Potter’s option vests and becomes exercisable in substantially equal installments on each of the first five anniversaries of the vesting commencement date subject to Mr. Potter continuing to provide services to us through the applicable vesting date.

In connection with this offering, the options to purchase Corsair Group (Cayman), LP units held by the NEOs will be converted into equivalent options to purchase Corsair Gaming, Inc. common stock and will be assumed by Corsair Gaming, Inc.

We intend to adopt a 2020 Incentive Award Plan, referred to below as the 2020 Plan, in order to facilitate the grant of equity incentives to directors, employees (including our NEOs) and consultants of our company and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2020 Plan will be effective on the day prior to the first public trading date of our common stock. For additional information about the 2020 Plan, please see the section titled “Equity Incentive Plans” below.

Retirement Savings and Health and Welfare Benefits

We currently maintain a 401(k) retirement savings plan, or 401(k) plan, for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We match 100% of a participant’s annual eligible contribution to the 401(k) plan, up to 4% of their annual base salary or up to the IRS limit, whichever is lower. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies. Following the consummation of this offering, we anticipate that our employees will continue to be eligible to participate in the 401(k) plan. The actual amount of the matching contributions awarded to each NEO in 2019 is set forth above in the Summary Compensation Table in the column titled “All Other Compensation.”

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans.

Perquisites and Other Personal Benefits

We determine perquisites on a case-by-case basis and will provide a perquisite to an NEO when we believe it is necessary to attract or retain the NEO. In 2019, we did not provide any perquisites or personal benefits to our NEOs not otherwise made available to our other employees.

Executive Compensation Arrangements

On October 17, 2019, we entered into an offer letter with Mr. Potter setting forth the terms and conditions of his employment. The offer letter provides for an annual base salary of $450,000 per year. The offer letter provided for the grant of options to purchase 1,200,000 Corsair Group (Cayman), LP units following his employment start date which vests and becomes exercisable in substantially equal installments on each of the first five anniversaries of the vesting commencement date subject to Mr. Potter’s continuing to provide services to us through the applicable vesting date. Mr. Potter has also executed our standard confidential information and invention assignment agreement.

On October 17, 2019, we entered into a severance agreement with Mr. Potter. Mr. Potter’s severance agreement provides him with severance in the event we terminate Mr. Potter’s employment with us without Cause (as defined below) or resigns for Good Reason (as defined below). The severance provided under the severance agreement provides for (a) twelve months of his base salary and (b) continued healthcare coverage under our medical plan for up to twelve months. In addition, if we terminate Mr. Potter’s employment without Cause or he resigns for Good Reason within twelve months following a Change in Control, the severance agreement provides for (a) a lump sum cash payment equal to twelve months of base salary and his target annual bonus, (b) continued healthcare coverage under our medical plan for up to twelve months and (c) full acceleration of the vesting of all of his outstanding equity awards; provided, that, if a Change in Control occurs during the first year of Mr. Potter’s employment, only fifty percent of Mr. Potter’s outstanding equity awards will be accelerated. Mr. Potter must timely execute, and not revoke, a general release of all claims against us and our affiliates to receive the severance payments described above. In addition, if Mr. Potter materially breaches certain restrictive covenant agreements he will forfeit his severance benefits.

For purposes of Mr. Potter’s severance arrangement, “Cause” is defined as (i) the willful failure to perform his duties and responsibilities or deliberate violation of our policies; (ii) the commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in a material injury to us; (iii) unauthorized use or disclosure of our proprietary information or trade secrets or any other party to whom he owes an obligation as a result of his relationship with us or (iv) willful and material breach of any of his obligations under the severance agreement or any other written agreement or covenant with us. “Good Reason” means, without his express written consent, (i) a material reduction (defined as greater than a ten-percent reduction) in his annual base salary or target bonus, but excluding reductions in connection with an across-the-board reduction of all similarly situated employees’ annual base salaries and or bonuses by a percentage at least equal to the percentage which his base salary is reduced accordingly; (ii) a material diminution in his authority, duties or responsibilities; or (iii) a relocation of his principal place of employment to a facility or a location of more than 35 miles from the principal place of employment prior to such change, except for required travel on business to the extent substantially consistent with his business travel obligations prior to such change; provided that none of the events specified above shall constitute Good Reason unless Mr. Potter provides written notice of the occurrence of the event constituting Good Reason within 90 days after the occurrence of such event; and we fail to cure such event within 30 days after receipt of such written notice. If we fail to cure the event, the NEO’s termination shall be effective at the end of the 30-day cure period. If we waive our right to cure or we do not cure with the 30-day period, Mr. Potter may resign for Good Reason within 60 days following the earlier date on which we waive our right to cure or the end of the cure period. If Mr. Potter does not resign for Good Reason within such 60-day period, he will waive his right to terminate his employment for the event constituting Good Reason.

On July 1, 2010, we entered into a severance agreement with Mr. Paul. His severance agreement provides him with severance in the event we terminate his employment with us without Cause (as defined below) or he resigns for Good Reason (as defined below), in each case, within 18 months following a Change in Control (as defined below). The Acquisition Transaction constituted a Change in Control for purposes of Mr. Paul’s severance agreement. The severance provided under the severance agreement includes (a) a lump sum cash payment equal to two times the sum of his annual base salary plus his target annual bonus amount, (b) continued healthcare coverage under our medical plan for up to two years, and (c) full acceleration of the vesting of all of his outstanding equity awards. Mr. Paul must timely execute, and not revoke, a general release of all claims against us and our affiliates to receive the severance payments described above. In addition, if Mr. Paul materially breaches certain restrictive covenant agreements he will forfeit his severance benefits.

For purposes of Mr. Paul’s severance arrangement, “Cause” is defined as (i) the continued failure of Mr. Paul to perform the material duties, responsibilities and obligations of Mr. Paul’s position with us after written notice from us identifying the performance deficiencies and a reasonable cure period of at least 30 days, (ii) the commission of any act of fraud, embezzlement or dishonesty by Mr. Paul or Mr. Paul’s commission of a felony which is materially damaging to us or our reputation, (iii) any intentional use or intentional disclosure by Mr. Paul of our confidential information or trade secrets which is materially damaging to us or our reputation, (iv) any other intentional misconduct by Mr. Paul which is materially damaging to us or our reputation, Mr. Paul’s failure to cure any breach of Mr. Paul’s obligations under his severance arrangement or Mr. Paul’s confidentiality agreement after written notice of such breach from us and a reasonable cure period of at least 30 days or (vi) Mr. Paul’s material breach of any of Mr. Paul’s fiduciary duties as an officer of our company. “Change in Control” means (i) a merger, consolidation or reorganization approved by our stockholders, unless securities representing more than 50% of the total combined voting power of the outstanding voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned our outstanding voting securities immediately prior to such transaction; (ii) the sale, transfer or other disposition of all or substantially all of our assets to any person, entity or group of persons acting in concert other than a sale, transfer or disposition to an entity, at least 50% of the combined voting power of the voting securities of which is owned by us or by our stockholders in substantially the same proportion as their ownership of our company immediately prior to such sale; or (iii) the acquisition by any person or related group of persons of beneficial ownership of securities of our company possessing (or convertible into or exercisable for such securities possessing) more than 50% of the total combined voting power of our outstanding voting securities (measured immediately after such acquisition) effected through a direct purchase of those securities from one or more of our stockholders. Finally, “Good Reason” means, without Mr. Paul’s express written consent, (i) a material reduction in Mr. Paul’s authority, duties or responsibilities; (ii) a material reduction by us of Mr. Paul’s base compensation; (iii) a material relocation of Mr. Paul’s principal place of service (with the relocation to a facility or a location more than 50 miles from his current location deemed to be material for such purpose); or (iv) our failure to obtain the assumption of Mr. Paul’s severance arrangement by any successors, provided that none of the events specified above shall constitute Good Reason unless Mr. Paul provides written notice of the occurrence of the event constituting Good Reason within 90 days after the occurrence of such event; and (B) we fail to cure such event within 30 days after receipt of such written notice. If we fail to cure the event, Mr. Paul’s termination shall be effective at the end of the 30-day cure period.

We have not entered into any material arrangements with Ms. La.

Separation Agreement

On April 30, 2019, we entered into a separation agreement with Mr. Hawkins, which was amended by that certain second agreement to the terms of separation letter by and between us and Mr. Hawkins that was effective as of November 7, 2019. Mr. Hawkins continued to provide transitional services to us through November 7, 2019. Pursuant to the separation agreements, as consideration for a general release of claims against us and our affiliates and certain confidentiality, cooperation and non-disparagement covenants, we paid Mr. Hawkins $674,463 on November 29, 2019. This amount includes one year of his annual base salary, a payment of his target annual bonus and one year of his estimated COBRA health insurance coverage. In addition, pursuant to the separation agreement we agreed to accelerate certain of Mr. Hawkins’ options and extend the exercise period of his vested options as of his separation date by one year. Further, pursuant to the separation agreement, 175,124 units Mr. Hawkins owned in our direct parent were repurchased at the date of the separation agreement for a total repurchase price of $569,153 and 262,686 units Mr. Hawkins owns in our direct parent were repurchased at the separation date for a total repurchase price of $961,431.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and the 2017 Equity Incentive Program, referred to as the 2017 Program, under which we have previously made periodic grants of options to our named executive officers, non-employee directors and other key employees. We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2020 Plan, the 2017 Program and the 2020 Employee Stock Purchase Plan, or ESPP.

2020 Incentive Award Plan

We intend to adopt the 2020 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2020 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2020 Plan are summarized below.

Share Reserve. Under the 2020 Plan,              shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2020 Plan will be increased by an annual increase on the first day of each fiscal year beginning in 2021 and ending in 2030, equal to the lesser of (A)     % of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than              shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2020 Plan:

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to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award (including an award under the 2017 Program) at such time will be available for future grants under the 2020 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2020 Plan or 2017 Program, such tendered or withheld shares will be available for future grants under the 2020 Plan;

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to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2020 Plan;

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to the extent that shares of our common stock are repurchased by us prior to vesting under the 2020 Plan or the 2017 Program so that shares are returned to us, such shares will be available for future grants under the 2020 Plan;

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the payment of dividend equivalents in cash in conjunction with any outstanding awards (including awards under the 2017 Program) will not be counted against the shares available for issuance under the 2020 Plan; and

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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2020 Plan.

Administration. The compensation committee of our board of directors is expected to administer the 2020 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2020 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2020 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2020 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2020 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2020 Plan. The full board of directors will administer the 2020 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock, restricted stock units and all other stock-based and cash-based awards under the 2020 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2020 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock-based or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2020 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2020 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2020 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2020 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2020 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2020 Plan or any awards under the 2020 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2020 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2020 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2020 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2020 Plan after the tenth anniversary of the effective date of the 2020 Plan, and no additional annual share increases to the 2020 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2020 Plan will remain in force according to the terms of the 2020 Plan and the applicable award agreement.

2017 Equity Incentive Program

On November 13, 2017, the general partner of Corsair Group (Cayman), LP adopted the 2017 Program. In connection with this offering, the 2017 Program will be assumed by Corsair Gaming, Inc. and all outstanding equity awards under the 2017 Program will be converted into equivalent awards in respect of our common stock. Following this offering, and in connection with the effectiveness of our 2020 Plan, no further awards will be granted under the 2017 Program. However, all outstanding awards under the 2017 Program will continue to be governed by their existing terms under the 2017 Program. Upon the circumstances set forth under the description of our 2020 Plan, shares subject to outstanding awards under the 2017 Program will be added to the share reserve of the 2020 Plan.

Administration. The general partner of Corsair Group (Cayman), LP administered the 2017 Program; however, the general partner could delegate the administration of the 2017 Program to the CEO, the advisory board of Corsair Group (Cayman), LP or one or more committees. Subject to the terms and conditions of the 2017 Program, the administrator has the power to determine the terms of awards, including the recipients, timing, award agreement and amounts of such awards. Following this offering, the compensation committee of our board of directors is expected to administer the 2017 Program unless our board of directors assumes authority for its administration.

Units Available for Award. The maximum number of units which may be issued or transferred under the 2017 Program is 21,052,276. Such amount is reduced by the aggregate of all units previously issued (and not forfeited and canceled) pursuant to the 2017 Program. In addition, unit awards that expire, are forfeited, are terminated without the issuance of units or are settled for cash may be used for new awards under the 2020 Plan.

Eligibility. Employees, officers, non-employee directors, independent contractors, and consultants and agents are eligible to participate in the 2017 Program.

Types of Award. The 2017 Program provides for the grant of Unit Awards (as defined in the 2017 Program), which include options. Options are the only awards outstanding under the 2017 Program. Such options are not intended to be “incentive stock options” within the meaning of Section 422 of the Code.

Options. The exercise price of options granted under the 2017 Program must generally be equal to at least the fair market value of a unit on the date of grant. The term of an option may not exceed 10 years. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, the actual or constructive transfer of units having a value at the time of exercise equal to the total exercise price owed for at least six months or by a combination of such methods or other form of payment acceptable to the administrator. Subject to the provisions of the 2017 Program, the administrator determines the remaining terms of the options. Following this offering, and in connection with the effectiveness of our 2020 Plan, no further options will be granted under the 2017 Program. However, all outstanding options will continue to be governed by their existing terms under the 2017 Program.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2017 Program generally does not allow for the transfer of awards and a recipient may only exercise such an award during his or her lifetime.

Corporate Transaction. The 2017 Program provides that in the event of certain significant corporate transactions, which lead to changes in the capitalization of the Company or the shares of stock issued by the Company, including without limitation by reason of a recapitalization, merger, spin-off, split-off, split-up, consolidation, combination or exchange of units, reorganization, liquidation or acquisition by any person or company of more than 50% of the total interests of our then-outstanding equity, each outstanding award will be treated as the administrator determines. Such determination may provide that such awards will be (i) assumed by the surviving corporation or its parent, (ii) substituted by the surviving corporation or its parent for a new award, (iii) canceled in exchange for a payment equal to an amount in cash or other property with a value equal to the amount that could have been obtained upon the exercise of such award, or if such award is “underwater” canceled for no consideration, if any, (iv) canceled in exchange for a replacement award or (v) accelerated prior to the consummation of the corporate transaction and cancelled for no consideration if not exercised.

Drag-Along Rights. Unit awards granted under the 2017 Program will be subject to recoupment in accordance with the provisions of the 2017 Program and pursuant to applicable law and listing requirements.

2020 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the ESPP, which will be effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)              shares of common stock and (b) an annual increase on the first day of each year beginning in 2021 and ending in 2030, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than              shares of our common

stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 30,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2017 in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Investor Rights Agreement

In connection with this offering, we intend to enter into the Investor Rights Agreement. The Investor Rights Agreement will grant EagleTree the right to designate the chairman of our board of directors for so long as EagleTree and its affiliates beneficially own at least 20% of our common stock. EagleTree will also be able to nominate five directors to our board of directors as long as EagleTree and its affiliates beneficially own at least 50% of our common stock, four directors as long as EagleTree and its affiliates beneficially own at least 40% and less than 50% of our common stock, three directors as long as EagleTree and its affiliates beneficially own at least 30% and less than 40% of our common stock, two directors as long as EagleTree and its affiliates beneficially own at least 20% and less than 30% of our common stock, and one director so long as EagleTree and its affiliates beneficially own at least 10% and less than 20% of our common stock. Furthermore, as long as EagleTree and its affiliates beneficially own at least 20% of our common stock, a change to the size of our board of directors requires approval by a majority of the EagleTree director designees. In addition, in the event a vacancy on the board of directors is created by the resignation of an EagleTree director designee, a majority of the remaining EagleTree director designees will have the right to have the vacancy filled by a new EagleTree director-designee. If there are no EagleTree director designees on our board of directors, the vacancy will be filled by a nominee designated by EagleTree. As long as EagleTree and its affiliates beneficially own at least 50% of our common stock, directors may be removed with or without cause upon a majority vote of our stockholders. Pursuant to the Investor Rights Agreement, as long as EagleTree and its affiliates beneficially own at least 20% of our common stock, EagleTree director designees will serve on our compensation committee and nominating and corporate governance committee, subject to applicable Nasdaq rules.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws will permit, for as long as affiliates of EagleTree maintain beneficial ownership of at least 50% of our outstanding common stock, stockholder action by majority written consent, special meetings to be called by a majority of stockholders and amendments to our amended and restated certificate of incorporation and bylaws to be approved by a majority of our stockholders.

The Investor Rights Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Registration Rights Agreement

We also intend to enter into a registration rights agreement, or the Registration Rights Agreement, with EagleTree, certain stockholders, and other persons who may become party thereto. Subject to certain conditions, the Registration Rights Agreement provides certain affiliates of EagleTree with two “demand” registrations per year in the initial 12 months following the date of our initial public offering and three “demand” registrations per year from and after the date that is 12 months after our initial public offering; provided, that if any time after the 12 months following this offering we are not eligible to file a Form S-3 shelf registration statement or for any other reason the “demand” registration statement is required to be filed on Form S-1, we will only be required to effect “two” demand registrations per year. In addition, we are required to file a shelf registration statement to register EagleTree’s shares whenever we are eligible to file a Form S-3 shelf registration statement, and we are required to file an automatic shelf registration statement to the extent that we are qualified to do so. Under the Registration Rights Agreement, all holders of registrable securities party thereto are provided with customary unlimited “piggyback” registration rights following an initial public offering, with certain exceptions. The Registration Rights Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

The Registration Rights Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

EagleTree Credit Facilities Holdings

Affiliates of EagleTree hold $4.0 million of the outstanding principal amount of the Second Lien Term Loan. Andrew J. Paul, our Chief Executive Officer, previously held $4.0 million of the outstanding principal of the Second Lien Term Loan. However, in the fourth quarter of 2019, Mr. Paul sold $2.0 million of this interest to an entity owned and controlled by Jason Cahilly, one of the members of our board of directors, and the remaining $2.0 million to an unrelated third party. We expect to use a portion of the net proceeds from this offering to repay outstanding indebtedness under our Second Lien Term Loan. As a result, approximately $             of the proceeds of this offering will be paid to each of EagleTree and the affiliate of Mr. Cahilly.

Director and Executive Officer Compensation

Please see “Director Compensation” and “Executive Compensation” for information regarding compensation of directors and executive officers.

Severance Agreements

We have entered into a severance agreement with each of Messrs. Paul, Potter and Hawkins. For more information regarding this agreement, see “Executive Compensation—Summary Compensation Table.” Mr. Hawkins’ severance agreement was superseded and replaced by the separation agreement he entered into April 30, 2019.

The severance agreements are filed as an exhibit to the registration statement of which this prospectus forms a part.

Separation Agreement

We have entered into a separation agreement with Mr. Hawkins. For more information regarding this agreement, see “Executive Compensation—Separation Agreement.”

The separation agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements will require us to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

Other Transactions

Samuel Szteinbaum, one of our directors, was also a director of one of our vendors. On October 23, 2018, Mr. Szteinbaum notified the vendor’s board of directors of his decision to retire and leave the board of the vendor, effective at the time of the notification. Mr. Szteinbaum remains one of our directors. The vendor sold inventory to us for which we paid $12.9 million for the Predecessor period from January 1, 2017 through August 27, 2017, $10 million for the Successor period from August 28, 2017 through December 31, 2017, and $25.3 million for the Successor period from January 1, 2018 to October 23, 2018. We had an outstanding balance due to the vendor of $4.4 million as of December 31, 2017.

A company affiliated with Eagletree provides management and consulting services relating to our business and operations. We incurred $0.2 million for the Successor period from August 28, 2017 through December 31, 2017, $0.3 million for 2018 and 2019, and $0.1 million for the six months ended June 30, 2020, which covers travel and out-of-pocket expenses related to such services. The unpaid services was $0.1 million as of December 31, 2018 and 2019 and June 30, 2020. This agreement is being terminated with respect to our company upon the consummation of this offering.

Mr. Cahilly, through one of his companies, entered into a service agreement to serve as our business management consultant. We incurred $0.1 million of consulting fees under this service agreement for the Successor period from August 28, 2017 through December 31, 2017, $0.1 million for 2018 and 2019, and $62,000 for the six months ended June 30, 2020. The unpaid services were $30,000 as of December 31, 2018 and 2019 and June 30, 2020, respectively.

Policies and Procedures for Related Party Transactions

Our board of directors will adopt upon consummation of this offering a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had, has or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

As provided by our audit committee charter to be effective upon consummation of this offering, our audit committee will be responsible for reviewing and approving in advance the related party transactions covered by our related transaction policies and procedures. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock as of August 1, 2020, (i) immediately prior to the consummation of this offering and after the Reorganization and (ii) as adjusted to the sale of shares of our common stock offered by this prospectus by:

•	each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock;

•	each named executive officer;

•	each of our directors;

•	all directors and executive officers as a group; and

•	the selling stockholders, which are indicated by the stockholder shown as having shares listed in the column “Shares Being Offered” below.

The number of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power prior to this offering is based on an assumed 168,649,459 shares of common stock outstanding on August 1, 2020 after giving effect to a         -to-         conversion of EagleTree limited partnership units into shares of our common stock. The number of shares of common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power after this offering is based on                shares of common stock outstanding on August 1, 2020 and the number of shares to be issued and outstanding prior to this offering after giving effect to the Reorganization.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of August 1, 2020 are deemed outstanding. Such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

When we refer to the “selling stockholder” in this prospectus, we mean the stockholder listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholder’s interests.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Corsair Gaming, Inc., 47100 Bayside Pkwy, Fremont, CA 94538.

	Beneficial Ownership Prior to this Offering and After the Reorganization					Beneficial Ownership After this Offering and Reorganization
Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Shares Being Offered	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders:
Corsair Group (Cayman), LP(1)	155,541,587	—	155,541,587	92.23%

Named Executive Officers and Directors:
Andrew J. Paul	6,615,614	1,200,000	7,815,614	4.60%
Thi L. La	479,632	1,110,000	1,589,632	0.94%
Michael G. Potter	—	—	—	—
George L. Majoros, Jr.(1)	155,541,587	—	155,541,587	92.23%
Anup Bagaria(1)	155,541,587	—	155,541,587	92.23%
Stuart A. Martin(1)	—	—	—	—
Jason Cahilly(2)	13,333	99,592	112,925	0.07%
Samuel R. Szteinbaum	301,112	99,592	400,704	0.24%
Randall J. Weisenburger	13,333	79,592	92,925	0.06%

All directors and executive officers as a group (11 persons)	163,196,158	3,608,776	166,804,934	96.83%				%

(1)

Consists of 155,541,587 shares of common stock held by Corsair Group (Cayman), LP, or EagleTree. EagleTree-Carbide (GP), LLC, or EagleTree GP, is the sole general partner of EagleTree; EagleTree Partners IV (GP), LP, or EagleTree Partners IV, is the manager of EagleTree GP, and EagleTree Partners IV Ultimate GP, LLC, or EagleTree Ultimate, is the sole general partner of EagleTree Partners IV. Messrs. Bagaria and Majoros are the co-managing members of EagleTree Ultimate. Each of EagleTree GP, EagleTree Partners IV, EagleTree Ultimate and Messrs. Bagaria and Majoros may be deemed to be the beneficial owner of the shares of common stock beneficially owned by EagleTree, but each disclaims beneficial ownership of such shares. The address for EagleTree, EagleTree GP, EagleTree Partners IV and EagleTree Ultimate is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. The address for Messrs. Bagaria and Majoros is c/o EagleTree Capital, LP, 1185 Avenue of the Americas, 39th Floor, New York, NY 10036. Messrs. Bagaria, Majoros and Martin are employees of EagleTree Capital, LP, which provides investment advisory services to EagleTree and its affiliates. If the underwriters exercise their option to purchase additional shares in full, EagleTree will sell an additional                  shares of common stock. As a result, the EagleTree will own         % of our outstanding common stock after this offering. In the event of a partial exercise of the underwriters’ option to purchase additional shares, the shares to be sold by EagleTree pursuant to the option will be proportionately reduced.

(2)

Mr. Cahilly owns indirect limited partner equity interests in EagleTree and has a right to acquire additional limited partner equity interests in EagleTree representing, in the aggregate, less than 1% of the limited partner equity interests of EagleTree.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated certificate of incorporation and our amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law, or the DGCL. Upon the consummation of this offering and following the Reorganization, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of June 30, 2020, there were outstanding 168,649,459 shares of common stock, on an as-converted basis assuming the completion of the Reorganization, held of record by 41 stockholders. In addition, 20,328,776 shares of our common stock, on an as-converted basis assuming the completion of the Reorganization, were issuable upon exercise of outstanding options granted under the 2017 Program. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

We, our executive officers, directors and holders of substantially all of our outstanding securities will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. Goldman Sachs & Co. LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of this offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock, including convertible preferred stock. Unless required by law, the authorized shares of preferred stock will be available for issuance without further action by stockholders. Our board of directors will be able to determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	the dividend amount and rate of the series, if any, and whether dividends will be cumulative or non-cumulative;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

•	the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series;

•	the voting rights, if any, of the holders of the series, and

•

any other powers, preferences and relative, participating, optional or other special rights of each series of preferred stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by our board of directors and stated in the preferred stock designation for such preferred stock.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our existing credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Description of Certain Indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends.

Annual Stockholder Meetings

Our amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors, our Chief Executive Officer or the chairman of the board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law.

Certain provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We will opt out of Section 203 of the DGCL in our amended and restated certificate of incorporation, which prevents stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations involving us unless certain conditions are satisfied. However, our amended and restated certificate of incorporation will include similar provisions that we may not engage in certain business combinations with interested stockholders for a period of three years following the time that the stockholder became an interested stockholder, subject to certain conditions. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Pursuant to the terms of our amended and restated certificate of incorporation, EagleTree, its affiliates and any of their respective direct or indirect transferees will not be considered an interested stockholders for purposes of this provision.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock pursuant to our amended and restated certificate of incorporation will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our Company.

Special Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called at any time by the Secretary at the direction of the board of directors or the Chairman of our Board of Directors; provided, however, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the holders of a majority of the shares of common stock are permitted to cause special meetings of our stockholders to be called for so long EagleTree and its affiliates hold, in the aggregate, at least 50% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Requirements For Advance Notification Of Stockholder Nominations And Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These notice requirements will not apply to nominations of directors by EagleTree and its affiliates in accordance with the Investor Rights Agreement for as long as the Investor Rights Agreement is in effect.

Stockholder Action by Majority Written Consent

Our amended and restated certificate of incorporation will provide that the stockholders may act by majority written consent without a meeting; provided, however, that when EagleTree and its affiliates hold, in the aggregate, less than 50% of our outstanding common stock, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders.

Classified Board; Election and Removal of Directors; Filling Vacancies

Effective upon consummation of this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority of our outstanding common stock; provided, however, at any time when EagleTree and its affiliates beneficially own, in the aggregate, less than 50% of our outstanding common stock entitled to vote at an election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least 66-2/3% of our out outstanding common stock. In addition, our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to EagleTree under the Investor Rights Agreement, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, at any time when EagleTree and its affiliates beneficially own, in the aggregate, less than 50% of our outstanding common stock, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to EagleTree under the Investor Rights Agreement, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring on the Board of Directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders). So long as EagleTree and its affiliates beneficially own, in the aggregate, at least 20% of our outstanding common stock, the Investor Rights Agreement and our amended and restated bylaws will provide that the Board will not increase or decrease the size of our Board of Directors without the affirmative vote or consent of a majority of the EagleTree directors. The Investor Rights Agreement and our amended and restated certificate of incorporation will also provide that any vacancy resulting from the resignation, death, disability or removal of an EagleTree director can only be filled by the affirmative vote or consent of the EagleTree directors or, if no so such directors then remain on the Board, EagleTree.

For more information on the classified board, see “Management—Composition of the Board of Directors.” This system of electing and removing directors and filling vacancies may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will also provide that the federal district courts of the Unites States will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Although our amended and restated certificate of incorporation contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. The choice of forum provision requiring that the Court of Chancery of the State of Delaware be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Amendment of Charter Provisions

Our amended and restated certificate of incorporation will provide that so long as EagleTree and its affiliates own, in the aggregate, at least 50% of our outstanding common stock, any amendment, alteration, change, addition, rescission or repeal of our amended and restated certificate of incorporation will require the affirmative vote of a majority of our outstanding common stock. At any time when EagleTree and its affiliates beneficially own, in the aggregate, less than 50% of our outstanding common stock, our amended and restated certificate of incorporation will require the affirmative vote by the holders of at least two-thirds of our outstanding common stock for any amendment, alteration, change, addition, rescission or repeal of our amended and restated certificate of incorporation; provided that, irrespective of EagleTree’s ownership, the affirmative vote of holders of at least two-thirds of our outstanding common stock is required to amend certain provisions of our certificate of incorporation, including those provisions changing the size of the board of directors, the removal of certain directors, the availability of action by majority written consent of the stockholders or the restriction on business combinations with interest stockholders, among others.

The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Under Delaware law, officers and directors generally have an obligation to present to the company they serve business opportunities which the company is financially able to undertake and which falls within the company’s business line and are of practical advantage to the company, or in which the company has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the company has an actual or expectant interest, the officer is generally not obligated to present it to the company. Potential conflicts of interest may arise when officers and directors learn of business opportunities that would be of material advantage to a company and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the DGCL permits a company to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a company in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain officers and directors will not be obligated to present any such business opportunities to the company. Under the provisions of our amended and restated certificate of incorporation, none of EagleTree or any of its respective portfolio companies, funds or other affiliates, or any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EagleTree will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual was presented with a corporate opportunity, other than specifically in their capacity as one of our officers or directors, and ultimately directs such corporate opportunity to EagleTree instead of us or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to EagleTree. For instance, a director of our company who also serves as a director, officer, partner, member, manager or employee of EagleTree, or any of its respective portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. As of the date of this prospectus, this provision of our amended and restated certificate of incorporation will relate only to the EagleTree director designees. We expect that our board of directors will initially consist of eight directors, three of whom will initially be EagleTree director designees. These potential conflicts of interest could seriously harm our business if attractive corporate opportunities are allocated by EagleTree to itself or its respective portfolio companies, funds or other affiliates instead of to us.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that, to the fullest extent permitted by the DGCL, eliminates the personal liability of directors to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Further, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

We have applied to have our common stock approved for listing on Nasdaq under the symbol “CRSR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company. The transfer agent and registrar’s address is 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4101.

DESCRIPTION OF CERTAIN INDEBTEDNESS

First Lien Credit and Guaranty Agreement

On August 28, 2017, we entered into a syndicated First Lien Credit and Guaranty Agreement (“First Lien”) with various financial institutions. The First Lien originally provided a $235 million term loan (“First Lien Term Loan”) for a business acquisition and to repay existing indebtedness of the acquired company and a $50 million revolving line-of-credit (“Revolver”). The First Lien and the Revolver matures on August 28, 2024 and August 28, 2022, respectively.

Subsequently, we entered into several amendments to the First Lien and the principal amount of the First Lien Term Loan was increased by $10 million in 2017 and increased by $115 million in each of 2018 and 2019, primarily to fund various business acquisitions and operation needs. The First Lien Term Loan initially carried interest at a rate equal to, at our election, either the (a) greatest of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2%, plus a margin of 3.5%, or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin of 4.5%. The Revolver initially bore interest at a rate equal to, at our election, either the (a) greatest of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2%, plus 3.5%, or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin of 4.5%. As a result of the First Lien amendment in October 2018, the First Lien term loan and Revolver margin were both changed to range from 2.75% to 3.25% for base rate loans and to range from 3.75% to 4.25% for Eurodollar loans, based on our net leverage ratio.

Additionally, new contingent repayment provisions were added in the First Lien amendment in October 2018. Five business days after a qualified initial public offering (“IPO”) of our stock, we will be required to prepay all amounts (principal and interest) outstanding under the Second Lien term loan. Concurrently, the Company will also be required to prepay the First Lien Term Loan in an amount equal to the IPO proceeds, less the amount used to repay the Second Lien Term Loan, multiplied by 50%.

The amendments to the First Lien were accounted for as loan modifications.

We may prepay the First Lien Term Loan and the Revolver at any time without premium or penalty other than customary LIBOR breakage.

As of December 31, 2018 and 2019 and June 30, 2020, the outstanding principal amount of the First Lien Term Loan was $356.3 million, $467.3 million and $463.5 million, respectively. We repaid the principal amount of $3.1 million, $4.0 million and $3.8 million under First Lien Term Loan in 2018, 2019 and for the six months ended June 30, 2020. As of December 31, 2018, there was a $27.0 million balance outstanding under the revolver. As of December 31, 2019 and June 30, 2020, there was no outstanding balance on the Revolver.

Second Lien Credit and Guaranty Agreement

On August 28, 2017, we entered into a syndicated Second Lien Credit and Guaranty Agreement (“Second Lien”) with various financial institutions. The Second Lien initially provided a $65 million term loan (“Second Lien Term Loan”), with a maturity date of August 28, 2025, for a business acquisition and for general corporate operations purposes. The Second Lien Term Loan initially carried interest at a base rate equal to that of the First Lien loan, plus a margin of 7.25% for base rate loans and 8.25% for Eurodollar loans.

In October 2017, we entered into an amendment to the Second Lien and the principal amount of the Second Lien Term Loan was reduced by $15 million and the applicable interest rate margins for both the base rate loans and Eurodollar loans were increased by 0.25%. The amendment to the Second Lien was accounted for as a loan modification.

We may prepay the Second Lien Term Loan any time after the first and second anniversary without premium or penalty. Additionally, new contingent repayment provisions were added in the First Lien amendment in October 2018. Five business days after a qualified initial public offering (“IPO”) of our stock, we will be required to prepay all amounts (principal and interest) outstanding under the Second Lien term loan.

On June 1, 2020, with the excess cash on hand, we paid down $10.0 million of Second Lien Term Loan.

We repaid the principal amount of $15 million under Second Lien Term in October 2017. As of December 31, 2018 and 2019 and June 30, 2020, the outstanding principal amount of the Second Lien was $50 million, $50 million and $40 million, respectively.

On August 6, 2020, we paid down $15.0 million of Second Lien Term Loan and aggregate principal amount outstanding on the loan was reduced to $25.0 million.

Our obligations under the First Lien and Second Lien Term Loan are secured by substantially all of our personal property assets and those of our material subsidiaries, including intellectual property and equity interests in subsidiaries. The First Lien and Second Lien Term Loans include customary restrictive covenants that impose operating and financial restrictions on us and our subsidiaries, including restrictions on their ability to take actions that could be in the our best interests. These restrictive covenants include operating covenants restricting, among other things, the ability to incur additional indebtedness, effect certain acquisitions or make other fundamental changes. As of June 30, 2020, we were in compliance with all the covenants of the First Lien and Second Lien Term Loan.

In addition, the First Lien and Second Lien Term Loan contain events of default that include, among others, non-payment of principal, interest or fees, breach of covenants, inaccuracy of representations and warranties, cross defaults to certain other indebtedness, bankruptcy and insolvency events, material judgments and events constituting a change of control. Upon the occurrence and during the continuance of a payment or bankruptcy event of default, interest on the obligations may accrue at an increased rate and the lenders may accelerate our obligations under the First Lien and Second Lien Term Loan, except that such acceleration is automatic in the case of bankruptcy and insolvency events of default.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to This Offering—Future sales of our common stock in the public market could cause our stock price to fall.”

Upon completion of this offering, we will have a total of                  shares of our common stock outstanding assuming the issuance of                  shares of common stock by us in this offering. Of the outstanding shares, the shares sold or issued in this offering, including the shares offered by the selling stockholders, will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding                  shares of common stock held by our existing stockholders and certain of our directors and officers, after this offering will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 under the Securities Act, which we summarize below.

Lock-Up Agreements

There are approximately                 shares of common stock (including options) held by executive officers, directors and our existing stockholders (including the selling stockholders), who are subject to lock-up agreements for a period of 180 days after the date of this prospectus, under which they have agreed not to sell or otherwise dispose of their shares of common stock or any securities convertible into, or exchangeable for, or that represent the right to receive shares of common stock, subject to certain exceptions. Goldman Sachs & Co. LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to any such lock-up agreements, provided that if any party is granted an early release of a percentage of their shares, then the other parties to the lock-up agreements shall be released with respect to the same percentage of shares held by such parties, subject to certain exemptions. See “Underwriting.”

Prior to the consummation of this offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning 180 days after the date of this prospectus, a number of shares that does not exceed the

greater of 1% of our then-outstanding shares of common stock, which equals approximately                 shares immediately after this offering, or the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a large number of shares would be, or would be perceived to be, available for sale in the public market.

Following this offering, a person who is not deemed to be or have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell such shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell such shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreement described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Based on the number of shares outstanding as of March 31, 2020 and after giving effect to the Reorganization, after the consummation of this offering, the holders of approximately                million shares of our common stock, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see “Certain Relationships and Related Party Transactions—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under the 2020 Plan and the ESPP. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner or beneficial owner in the partnership or other pass-through entity will depend on the status of the partner or beneficial owner, the activities of the partnership or other pass-through entity and certain determinations made at the level of the partner or beneficial owner. Accordingly, partnerships and other pass-through entities holding our common stock and the partners or beneficial owners in such partnerships or other pass-through entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury

Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement, to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under

FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We and the selling stockholders have entered into an underwriting agreement with Goldman Sachs & Co. LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC as representatives of the several underwriters, each of which have severally agreed to purchase the number of shares indicated in the following table:

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Barclays Capital Inc. Credit Suisse Securities (USA) LLC
Macquarie Capital (USA) Inc.
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC
Stifel, Nicolaus & Company, Incorporated
Wedbush Securities Inc.
Academy Securities, Inc.
Total

The underwriters are committed to take and pay for all of the shares being offered by us and the selling stockholders, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional            shares from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares from us and the selling stockholders.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, the selling stockholders and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common stock on The Nasdaq Global Market under the symbol “CRSR”.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, each a Relevant State, no common shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of common shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common shares shall require the company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase or subscribe for any common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each Underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company or the selling stockholders; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, which we refer to as the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS

Latham & Watkins LLP, Menlo Park, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the common stock being offered by this prospectus. The underwriters have been represented by Cooley LLP, Palo Alto, California. Jones Day served as counsel to EagleTree as selling stockholders.

EXPERTS

The combined consolidated financial statements of Corsair Gaming, Inc. and subsidiaries as of December 31, 2019 and 2018, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 financial statements refers to a change in the method of accounting for revenue recognition.

The consolidated financial statements for SCUF Holdings Inc. and its subsidiaries as of December 18, 2019 and for the period from January 1, 2019 through December 18, 2019, have been included herein and in the registration statement in reliance upon the report of Cherry Bekaert LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and our common stock, we refer you to the registration statement, including its exhibits and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Corsair Gaming, Inc., that file electronically with the SEC.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.corsair.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

CORSAIR GAMING, INC.

When the transactions referred to in notes 1(a) and 1(b) to the notes to the combined consolidated financial statements have been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

San Francisco, California

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Corsair Gaming, Inc.:

Opinion on the Combined Consolidated Financial Statements

We have audited the accompanying combined consolidated balance sheets of Corsair Gaming, Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related combined consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the combined consolidated financial statements). In our opinion, the combined consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the combined consolidated financial statements, the Company has changed its method of accounting for revenue recognition as of January 1, 2019 due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers.

Basis for Opinion

These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2007.

San Francisco, California

May 13, 2020, except as to notes 1(a) and 1(b), which are as of                     , 2020.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Combined Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31, 2018	December 31, 2019	June 30, 2020
			(Unaudited)
Assets
Current assets:
Cash	$25,639	$48,165	$107,421
Restricted cash	2,281	3,552	3,664
Accounts receivable, net	122,042	202,334	219,653
Inventories	149,022	151,063	144,386
Prepaid expenses and other current assets	17,298	24,696	28,425

Total current assets	316,282	429,810	503,549
Property and equipment, net	12,473	15,365	14,692
Goodwill	226,679	312,750	310,682
Intangible assets, net	247,812	291,027	271,772
Restricted cash, noncurrent	—	230	230
Other assets	7,747	10,536	25,979

TOTAL ASSETS	$810,993	$1,059,718	$1,126,904

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$154,842	$182,025	$197,476
Borrowings from credit lines	27,000	—	—
Current portion of debt, net	1,611	2,364	15,457
Other liabilities and accrued expenses	35,630	115,541	152,655

Total current liabilities	219,083	299,930	365,588
Debt, net including related party balance of $7,641, $5,779 and $5,800 as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively	394,106	503,448	477,761
Deferred tax liabilities	34,690	33,820	31,657
Other liabilities, noncurrent	412	5,745	11,392

TOTAL LIABILITIES	648,291	842,943	886,398

Commitments and Contingencies (Note 9)
Stockholders’ Equity:
Common stock, $0.0001 par value: 300,000,000 shares authorized, 151,743,021, 168,109,460 and 168,649,459 shares issued and outstanding as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively	15	16	17
Additional paid-in capital	258,231	324,960	328,579
Accumulated deficit	(93,161)	(106,030)	(82,213)
Accumulated other comprehensive loss	(2,383)	(2,171)	(5,877)

Total Stockholders’ Equity	162,702	216,775	240,506

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$810,993	$1,059,718	$1,126,904

The accompanying notes are an integral part of these combined consolidated financial statements

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Combined Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
Net revenue	$937,553	$1,097,174	$486,247	$688,925
Cost of revenue	744,858	872,887	392,640	505,239

Gross profit	192,695	224,287	93,607	183,686
Operating expenses:
Product development	31,990	37,547	18,899	23,383
Sales, general and administrative	138,915	163,033	76,181	110,556

Total operating expenses	170,905	200,580	95,080	133,939

Operating income (loss)	21,790	23,707	(1,473)	49,747
Other (expense) income:
Interest expense	(32,680)	(35,548)	(17,944)	(18,946)
Other (expense) income, net	183	(1,558)	(1,078)	(52)

Total other expense, net	(32,497)	(37,106)	(19,022)	(18,998)

Income (loss) before income taxes	(10,707)	(13,399)	(20,495)	30,749
Income tax (expense) benefit	(3,013)	5,005	4,570	(6,932)

Net income (loss)	$(13,720)	$(8,394)	$(15,925)	$23,817

Net income (loss) per share
Basic	$(0.09)	$(0.06)	$(0.10)	$0.14

Diluted	$(0.09)	$(0.06)	$(0.10)	$0.14

Weighted-average shares used to compute net income (loss) per share
Basic	150,866,113	152,397,630	151,713,369	168,128,471

Diluted	150,866,113	152,397,630	151,713,369	172,353,670

The accompanying notes are an integral part of these combined consolidated financial statements

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC.

AND SUBSIDIARIES

Combined Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
Net income (loss)	$(13,720)	$(8,394)	$(15,925)	$23,817
Other comprehensive gain (loss):
Foreign currency translation adjustments, net of zero tax	(706)	490	2	(3,595)
Unrealized foreign exchange loss from long-term intercompany loans, net of tax benefit of $300 and $55 for the years ended December 31, 2018 and December 31, 2019, and $5 and $104 for the six months ended June 30, 2019 and June 30, 2020, respectively	(1,520)	(278)	(22)	(111)

Comprehensive income (loss)	$(15,946)	$(8,182)	$(15,945)	$20,111

The accompanying notes are an integral part of these combined consolidated financial statements

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Combined Consolidated Statements of Stockholders’ Equity

(In thousands, except share amounts)

	Common Stock		Additional Paid- in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2017	150,000,000	15	249,244	5,559	$(157)	$254,661
Issuance of common stock in relation to acquisition	1,736,521	—	6,226	—	—	6,226
Issuance of common stock under employee option plan	6,500	—	10	—	—	10
Dividends paid to common stockholders	—	—	—	(85,000)	—	(85,000)
Stock-based compensation	—	—	2,751	—	—	2,751
Other comprehensive loss	—	—	—	—	(2,226)	(2,226)
Net loss	—	—	—	(13,720)	—	(13,720)

Balance, December 31, 2018	151,743,021	$15	$258,231	$(93,161)	$(2,383)	$162,702
Cumulative effect of adoption of new accounting standard (Note 2)	—	—	—	(3,686)	—	(3,686)
Issuance of common stock in relation to acquisitions	2,644,151	—	10,000	—	—	10,000
Issuance of common stock under employee option plan	68,000	—	124	—	—	124
Issuance of common stock for capital contribution from stockholders	14,092,098	1	53,499	—	—	53,500
Repurchase of common stock (Note 11)	(437,810)	—	(742)	(789)	—	(1,531)
Stock-based compensation	—	—	3,848	—	—	3,848
Other comprehensive gain	—	—	—	—	212	212
Net loss	—	—	—	(8,394)	—	(8,394)

Balance, December 31, 2019	168,109,460	$16	$324,960	$(106,030)	$(2,171)	$216,775
Issuance of common stock to directors (unaudited)	39,999	—	145	—	—	145
Issuance of common stock under employee option plan (unaudited)	500,000	1	964	—	—	965
Stock-based compensation (unaudited)	—	—	2,510	—	—	2,510
Other comprehensive loss (unaudited)	—	—	—	—	(3,706)	(3,706)
Net income (unaudited)	—	—	—	23,817	—	23,817

Balance, June 30, 2020 (unaudited)	168,649,459	$17	$328,579	$(82,213)	$(5,877)	$240,506

The accompanying notes are an integral part of these combined consolidated financial statements

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC.

AND SUBSIDIARIES

Combined Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(13,720)	$(8,394)	$(15,925)	$23,817
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	2,751	3,848	1,946	2,655
Depreciation	5,670	7,384	3,577	4,364
Amortization of intangible assets	30,893	30,123	16,144	16,839
Debt issuance costs amortization	3,420	2,989	1,552	1,282
Loss on partial debt extinguishment	—	—	—	392
Change in fair value on interest rate cap contracts	—	—	—	265
Accretion of deferred purchase consideration	327	—	—	47
Change in fair value of contingent earn-out consideration	—	(592)	—	—
Loss on disposal of property and equipment	357	52	38	—
Deferred income taxes	(3,017)	(11,535)	(4,707)	(1,531)
Loss (gain) on foreign exchange	(957)	26	83	(300)
Provision for doubtful accounts	237	167	—	726
Changes in operating assets and liabilities:
Accounts receivable	(7,339)	(48,033)	4,032	(18,291)
Inventories	(29,753)	15,711	7,203	1,071
Prepaid expenses and other assets	(10,869)	(1,619)	323	5,163
Accounts payable	25,835	16,203	(16,053)	15,228
Other liabilities and accrued expenses	(3,413)	30,773	5,037	23,881

Net cash provided by operating activities	422	37,103	3,250	75,608

Cash flows from investing activities:
Acquisition of business, net of cash acquired	(30,210)	(126,104)	(148)	—
Payment of deferred consideration	—	(10,300)	(10,300)	—
Purchase of property and equipment	(8,345)	(8,848)	(5,362)	(3,006)
Purchase of intangible asset	—	(175)	—	—

Net cash used in investing activities	(38,555)	(145,427)	(15,810)	(3,006)

Cash flows from financing activities:
Proceeds from issuance of debt, net	113,575	113,885	—	—
Repayment of debt	(3,088)	(3,969)	(1,875)	(13,820)
Payment of debt issuance costs	(1,836)	(2,450)	—	—
Borrowings from (repayments of) line of credit, net	27,000	(27,000)	500	—
Payment of offering costs	(3,307)	(245)	(62)	(269)
Proceeds from issuance of common stock to common stockholders	—	53,500	—	—
Cash dividends paid to common stockholders	(85,000)	—	—	—
Repurchase of common stock	—	(1,531)	(569)	—
Proceeds from exercise of stock options	10	124	27	965

Net cash provided by (used in) financing activities	47,354	132,314	(1,979)	(13,124)

Effect of exchange rate changes on cash	(331)	37	(89)	(110)

Increase (decrease) in cash	8,890	24,027	(14,628)	59,368
Cash and restricted cash at the beginning of the period	19,030	27,920	27,920	51,947

Cash and restricted cash at the end of the period	$27,920	$51,947	$13,292	$111,315

Supplemental disclosure of cash flow information:
Cash paid for interest	$28,865	$32,842	$16,470	$16,900
Cash paid for (refund of) income taxes	6,122	571	(561)	6,819
Supplemental disclosure of non-cash investing and financing activities:
Equipment purchased and unpaid at period end	$2,660	$927	$1,227	$1,544
Issuance of common stock relating to business acquisitions	6,226	10,000	—	—
Deferred purchase consideration (Note 5)	10,331	7,641	—	—
Measurement period adjustment relating to business acquisitions	—	—	—	1,834
Forward contract on common stock repurchase	—	—	962	—
Deferred offering costs included in accounts payable and accrued expenses	1,989	2,255	2,174	3,201
Debt issuance costs unpaid at period end	—	—	—	194

The accompanying notes are an integral part of these combined consolidated financial statements

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

1. Description of Business

The term “Company,” as used in these notes, means Corsair Gaming, Inc.

Corsair Gaming, Inc. (formerly known as Corsair Acquisition (US), Inc.), a Delaware corporation, together with its subsidiaries (“Corsair” or the “Company”), designs, markets and distributes gaming peripherals including keyboards, mice and gaming headsets, computer cases, power supply units, cooling systems and fans, high-performance DRAM modules, USB flash drives, solid-state drives, console gaming accessories, gaming personal computer systems, gaming laptops and accessories. The Company’s products are primarily sold through a network of distributors and retailers (including etailers), and some direct to consumers through its websites.

(a) Reorganization

On                     , 2020, the Company completed a corporate reorganization whereby all of the outstanding capital stock of Corsair Holdings (Lux) S.à r.l. was transferred to the Company in exchange for shares of its common stock. As part of the Reorganization, Corsair Group (US), LLC was eliminated from the corporate structure and the Parent and management hold substantially all of the outstanding capital stock of the Company. The Reorganization has been accounted for as a combination of entities under common control.

In connection with the Offering, the Company will file an Amended and Restated Certificate of Incorporation, which adjusted the authorized number of shares to 300,000,000 and the par value of its common stock to $0.0001 per share, of which certain of the issued and outstanding units of the Parent will convert on a         -to-         basis into the shares of the Company’s common stock. In addition, the existing 2017 Equity incentive program of the Parent will be assumed by the Company and all outstanding equity awards under this program will be converted into equivalent awards in respect to the Company’s common stock. To present the Company’s combined consolidated financial statements giving effect to the Reorganization, all the issued and outstanding units of the Parent are assumed to convert to shares of common stock of the Company on a         -to-         conversion basis. All share and per share data in the years ended December 31, 2018 and 2019 and in the six months ended June 30, 2019 and 2020 shown in the accompanying combined consolidated financial statements and related notes have been retroactively revised to reflect the Reorganization.

Prior to the Reorganization, the Company’s North America and Rest of World operations each were separately owned by the Parent and Corsair Group (US), LLC which entities were all under common control. The Parent and Corsair Group (US), LLC are holding companies with no operating activities.

Corsair Gaming, Inc. was formed on July 19, 2017 for the purpose of purchasing, holding and disposing of investments and related activities. On July 22, 2017, Corsair Group (Cayman), LP entered into a stock purchase agreement to purchase the shares of the subsidiaries of Corsair Components (Cayman) Ltd., with the transaction consummated on August 28, 2017 (the “Acquisition”). As part of the transaction, the Company acquired the interests of the North American operations and Corsair Holdings (Lux) S.à r.l. indirectly acquired the Rest of World operations.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

(b) Stock Split

On                     , 2020 the Company effected a     -for-     stock split of its issued and outstanding common stock. The par value of the authorized stock was not adjusted as a result of the stock split. Other than the par value and the number of authorized shares of common stock, all share and per share data in the years ended December 31, 2018 and 2019 and in the six months ended June 30, 2019 and 2020 shown in the accompanying combined consolidated financial statements and related notes have been retroactively revised to reflect the stock split.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s combined consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). These combined consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared using the Parent’s historical basis in determining the assets and liabilities and the results of the Company’s operations. All significant intercompany balances and transactions have been eliminated. The Company has no involvement with variable interest entities.

Use of Estimates

The preparation of combined consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the combined consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the valuation of common stock, intangible assets, accounts receivable, sales return reserves, reserves for customer incentives, warranty reserves, inventory, derivative instruments, stock-based compensation, and the valuation of deferred income tax. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, declines in consumer spending and global health emergencies increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

In January 2020, a novel strain of coronavirus was identified in China, resulting in shutdowns of manufacturing and commerce, as well as global travel restrictions to contain the virus. The impact has since extended to other regions around the world. As of the date of issuance of the combined consolidated financial statements, the Company is not aware of any specific event or circumstance that would require updates to the Company’s estimates and judgments or revisions to the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the combined consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the combined consolidated financial statements.

Corrections of Immaterial Errors

Certain amounts previously reported as of December 31, 2017 have been corrected as a result of several immaterial misstatements that were identified during the preparation of the Company’s 2018

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

and 2019 combined consolidated financial statements. These corrections, in aggregate, resulted in a $3.7 million increase in the retained earnings as of December 31, 2017.

Segments

The Company defines its segments as those operations the chief operating decision maker (“CODM”), determined to be the Chief Executive Officer of the Company, regularly reviews to analyze performance and allocate resources. The Company measures the results of segments using each segment’s net revenue and gross profit, as determined by the information regularly reviewed by the CODM.

The Company continually monitors and reviews its segment reporting structure in accordance with ASC 280, Segment Reporting, (“Topic 280”) to determine whether any changes have occurred that would impact its reportable segments. With effect from the fourth quarter of 2019, as a result of a change in the way the Company’s CODM reviews and allocates resources to the operating segments, the Company’s segment reporting assessment concluded that its gaming PC memory operating segment no longer met the definition of an operating segment under Topic 280 and became a component within the gaming PC components operating segment. Therefore, to align with the objective of Topic 280 and present the Company’s disaggregated financial information consistent with the management approach, beginning with fiscal year 2019, the Company reports its financial performance, including revenue and gross profit based on two reportable segments:

•

Gamer and Creator Peripherals (previously defined as Gaming PC Peripherals), which includes keyboards, mice, mousepads, gaming headsets and gaming chairs, gamer and creator streaming gear including game and video capture hardware, video production accessories and docking stations, and following our SCUF acquisition, console gaming accessories including controllers; and

•

Gaming Components and Systems (now includes the Gaming PC Memory component), which includes PSUs, cooling solutions including custom cooling products, computer cases, prebuilt and custom built gaming PCs and laptops, and high performance memory components such as DRAM modules.

Comparative period financial information for fiscal year 2018 by reportable segment has been recast to conform with current presentation. Refer to Note 15 for further information.

Cash and Restricted Cash

The Company had $2.3 million, $3.8 million and $3.9 million of total restricted cash deposits as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively. These restricted cash serves as collateral for certain bank guarantees, customer deposits and security deposits.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

The following table provides a reconciliation of cash and restricted cash reported within the combined consolidated balance sheets that sums to the total as shown in the combined consolidated statements of cash flows.

	December 31, 2018	December 31, 2019	June 30, 2020

			(Unaudited)
	(In thousands)
Cash	$25,639	$48,165	$107,421
Restricted cash—short term	2,281	3,552	3,664
Restricted cash—noncurrent	—	230	230

Total cash and restricted cash	$27,920	$51,947	$111,315

Accounts Receivable, net

The Company records accounts receivable from contracts with customers at the invoiced amount when it has an unconditional right to consideration, net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The Company bases its allowance on regular assessments of its customers’ liquidity and financial condition through analysis of information obtained from credit rating agencies, financial statement review and historical collection trends.

Under ASC 605, “Revenue Recognition” (“Topic 605”), sales return reserves of $9.4 million was included within accounts receivable, net as of December 31, 2018. Subsequent to the adoption of ASC 606, “Revenue from Contracts with Customers” (“Topic 606”), such balances are presented on a gross basis as refund liability of $15.1 million included in other liabilities and accrued expenses and as sales return asset of $5.7 million included in prepaid and other current assets.

Under Topic 605, revenue reserves for certain customer incentive programs totaling $17.1 million were included within accounts receivable, net as of December 31, 2018. Subsequent to the adoption of Topic 606, such balances are presented as accrued customer incentive programs included in other liabilities and accrued expenses. Refer to subsection “Recently Adopted Accounting Pronouncements: Adoption of ASC Topic 606” in this footnote for a detailed discussion on the impact of adopting the new accounting standard.

The allowance is recorded as sales, general and administrative expense in the Company’s combined consolidated statements of operations. Additional allowances may be required if the liquidity or financial condition of its customers were to deteriorate.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash with various financial institutions that may at times exceed federally insured limits. Management believes that the financial institutions are financially sound and the Company has not experienced any losses.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

The Company’s customers that accounted for 10% of total accounts receivable, net were as follows:

	As of December 31, 2018	As of December 31, 2019	As of June 30, 2020
			(Unaudited)
Customer A	35%	34%	37%
Customer B	13%	20%	12%

The Company had one customer that accounted for 10% of more of total net revenue as follows:

	Year ended December 31, 2018	Year ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
Customer A	22%	25%	27%	27%

Inventories

Inventories primarily consist of finished goods and to a lesser extent component parts, which are purchased from contract manufacturers and component suppliers. Inventories are stated at lower of cost and net realizable value using the weighted average cost method of accounting. The Company assesses the valuation of inventory balances including an assessment to determine potential excess and/or obsolete inventory. The Company may be required to write down the value of inventory if estimates of future demand and market conditions indicate estimated excess or obsolete inventory. For the periods presented, the Company has not experienced significant write-downs.

Fair Value of Financial Instruments

Fair value accounting is applied to all financial assets and liabilities that are recognized or disclosed at fair value in the combined consolidated financial statements on a recurring basis. The carrying amounts of the Company’s financial instruments, including cash, restricted cash, accounts receivable, accounts payable, borrowings from credit lines and other liabilities and accrued expenses approximate fair value due to their short-term maturities. Management believes that the long-term debt bearing variable interest rates represents the prevailing market rates for instruments with similar characteristics; accordingly, the carrying value of this instrument approximates its fair value. Refer to note 3 regarding the fair value of the Company’s other financial assets and liabilities.

Property and Equipment, net

Property and equipment additions are recorded at cost, less accumulated depreciation. Major improvements that extend the life, capacity or improve the safety of an asset are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets:

Manufacturing equipment	2 – 5 years
Computer equipment, software and office equipment	3 – 5 years
Furniture and fixtures	2 – 7 years
Leasehold improvements	Shorter of lease term or the useful lives of the improvements

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment charge will be recognized in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to the asset group. No impairment charges were recorded in the periods presented.

Business Combinations

The Company accounts for acquisitions using the acquisition method of accounting, which requires that the assets acquired, liabilities assumed, contractual contingencies and contingent consideration are recorded at the date of acquisition at their respective fair values. Goodwill is recorded when consideration paid in a purchase acquisition exceeds the fair value of the net assets acquired.

Goodwill and Intangible Assets

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. Identifiable intangible assets with finite lives are carried at cost and amortized using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up or, if that pattern cannot be reliably determined, using a straight-line amortization method. Amortization expense related to patents is included in cost of revenues. Amortization expense related to developed technology is included in product development costs. Amortization expense related to customer relationships, trade name and non-compete agreements is included in sales, general and administrative costs.

For definite-live intangible assets, the Company evaluates the recoverability of intangible assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess. No such impairment charges were recorded in the periods presented.

The Company tests for goodwill impairment at the reporting unit level on an annual basis at October 1, or more frequently if events or changes in circumstances indicate that the asset is more likely than not impaired. For the annual goodwill impairment test, the Company elects to perform the quantitative impairment test. The ultimate outcome of the goodwill impairment test for a reporting unit should be the same whether the Company chooses to perform the qualitative assessment or proceeds directly to the quantitative impairment test.

The quantitative impairment test compares the recoverability of goodwill measured at the reporting unit level to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. If the recorded value of the assets, including goodwill, and liabilities (“net carrying value”) of each reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net carrying value of the Company as a whole is greater than its fair value in the aggregate, all, or a significant portion of its goodwill may be considered impaired. The Company performed its 2019 annual goodwill impairment assessment and determined that no impairment existed as of the date of the impairment test.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

No impairment charges were recorded in the periods presented. Refer to note 6 for additional information regarding the Company’s goodwill and intangible assets.

Warranty Reserve

All of the Company’s products are covered by warranty to be free from defects in material and workmanship for periods ranging from six months to five years, and for life-time for memory products. The Company’s warranty does not provide a service beyond assuring that the product complies with agreed-upon specifications and is generally not sold separately. At the time of sale, an estimate of future warranty costs is recorded as a component of cost of revenue and a warranty liability is recorded for estimated costs to satisfy the warranty obligation. The Company’s estimate of costs to fulfill its warranty obligations is based on historical experience and expectations of future costs to repair or replace.

Derivative Instruments and Hedging Activities

From time to time, the Company enters into derivative instruments such as foreign currency forward contracts, to minimize the short-term impact of foreign currency exchange rate fluctuations on certain foreign currency denominated assets and liabilities, and interest rate cap contracts, to minimize the Company’s exposure to interest rate movements on the Company’s variable rate debts. The foreign currency forward contracts generally mature within three to four months and the interest rate cap contracts mature within two years. The Company does not enter into derivative instruments for trading purposes. The derivative instruments are recorded at fair value in prepaid expenses and other current assets or other liabilities and accrued expenses on the combined consolidated balance sheets. The Company does not designate such instruments as hedges for accounting purposes, accordingly, changes in the value of these contracts are recognized in each reporting period in other (expense) income, net in the combined consolidated statements of operations.

Deferred Issuance Costs and Debt Discounts

Costs incurred in obtaining long-term financing paid to parties other than creditors are considered a debt issuance cost. Amounts paid to creditors are recorded as a reduction in the proceeds received by the creditor and are considered a discount on the issuance of debt. Deferred issuance costs and debt discounts are amortized over the terms of the long-term financing agreements using the effective-interest method and recorded as a deduction of the carrying amount of the debt in the combined consolidated balance sheets. Deferred issuance costs of the Company’s revolving line of credit are recorded in prepaid expenses and other current assets and other assets, according to the timing of amortization.

Deferred Offering Costs

Deferred offering costs, which include legal, accounting, printer and filing fees, related to Initial Public Offering (“IPO”) are capitalized. The deferred offering costs will be offset against proceeds from the IPO upon the effectiveness of the offering. In the event the offering is terminated, all capitalized deferred offering costs will be immediately expensed. As of December 31, 2018, December 31, 2019 and June 30, 2020, $5.3 million, $5.8 million and $7.0 million of deferred offering costs were capitalized, respectively, which are included in the other assets on the combined consolidated balance sheets.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Revenue Recognition

The Company’s products are primarily sold through a network of distributors and retailers (including etailers), and some direct to consumers. The Company sells mainly hardware products, such as gamer and creator peripherals, gaming components and systems and gaming PC memory, which may include embedded software that function together. Hardware devices are generally plug and play, requiring no configuration and little or no installation.

Under Topic 605, the Company recognized revenue when persuasive evidence of an arrangement exists, delivery has occurred, title has transferred, the price becomes fixed or determinable and collectability is reasonably assured. Evidence of an arrangement existed when there is a customer contract or a standard customer purchase order. The Company considered delivery complete when title and risk of loss transfer to the customer, which is generally upon shipment, but no later than physical receipt by the customer. The Company’s revenue recognition policies were consistent worldwide.

On January 1, 2019 the Company adopted Topic 606 using the modified retrospective method applied to those contracts which were not completed as of December 31, 2018. Results for reporting periods beginning after December 31, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under Topic 605. Under Topic 606, the Company determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with the customer

•	identification of the performance obligations in the contract

•	determination of the transaction price

•	allocation of the transaction price to the performance obligations in the contract, and

•	recognition of revenue when, or as the performance obligation is fulfilled

With the adoption of Topic 606, the Company recognizes revenue when it satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products or services.

Revenue is recognized at a point in time when control of the products is transferred to the customer which generally occurs upon shipment or delivery to customer. The Company’s revenue recognition policies are consistent worldwide.

The impact of the adoption of Topic 606 on the Company’s combined consolidated financial statements is discussed in the “Recently Adopted Accounting Pronouncements: Adoption of ASC Topic 606” section below.

The Company’s products are primarily sold through a network of distributors and retailers (including etailers) worldwide. Substantially all revenue recognized by the Company relates to contracts with distributors and retailers to sell gamer and creator peripherals and gaming components and systems. These products are hardware devices, which may include embedded software that function together, and are considered as one performance obligation. Hardware devices are generally plug and play, requiring no configuration and little or no installation. Revenue is recognized at a point in time when

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

control of the products is transferred to the customer which generally occurs upon shipment or delivery to customer. The Company reports revenue net of any required taxes collected from customers and remitted to government authorities, with the collected taxes recorded as other liabilities and accrued expenses until remitted to the relevant government authority. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included as part of the Company’s distribution costs recorded under sales, general and administrative expenses. The Company generally provides a warranty on products that provides assurance that our products conform to published specifications. Such assurance-type warranties are not deemed to be separate performance obligations from the product, and costs associated with providing the warranties are accrued in accordance with ASC 460-10, Guarantees.

The Company offers return rights and customer incentive programs. Customer incentive programs include special pricing arrangements, promotions, rebates and volume-based incentives.

The Company has agreements with certain customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. The Company’s decision to make price reductions is influenced by product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors. Accruals for estimated expected future pricing actions are recognized at the time of sale based on analysis of historical pricing actions by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information, such as stage of product life-cycle.

The transaction price received by the Company from sales to its distributors and retailers is calculated as selling price net of variable consideration which may include product returns, price protection, and the Company’s estimate of claims for customer incentive programs related to current period product revenue.

Rights of return vary by customer and range from the right to return products to limited stock rotation rights allowing the exchange of a percentage of the customer’s quarterly purchases. Estimates of expected future product returns qualify as variable consideration and are recorded as a reduction of the transaction price of the contract at the time of sale based on historical return trends. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures, and other factors. Return rates can fluctuate over time but are sufficiently predictable to allow the Company to estimate expected future product returns.

The Company normally requires payments from customers within 30 to 90 days from invoice date. The Company does not generally modify payment terms on existing receivables. The Company’s contracts with customers typically do not include significant financing components as the period between the satisfaction of the performance obligations and timing of payment are generally within one year.

Customer incentive programs are considered variable consideration, which the Company estimates and records as a reduction to revenue at the time of sale based on historical experience and forecasted incentives. Certain customer incentives require management to estimate the percentage of those programs which will not be claimed or will not be earned by customers based on historical experience and on the specific terms and conditions of particular programs. The percentage of these customer programs that will not be claimed or earned is commonly referred to as “breakage”. The

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Company accounts for breakage as part of variable consideration, subject to constraint, and records the estimated impact in the same period when revenue is recognized at the expected value. Significant management judgment and estimates are used to determine the amount of variable consideration to be recognized, as well as any subsequent adjustments to it, such that it is probable that a significant reversal of revenue will not occur.

During the year ended December 31, 2019 and for the six months ended June 30, 2020, the Company did not recognize any material revenue adjustment related to performance obligations satisfied in prior periods as a result of changes in estimated variable consideration. Because performance obligations in the Company’s contracts with customers relate to contracts with a duration of less than one year, the Company has elected to apply the optional exemption to not disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

Cost of Revenue

Cost of revenue consists of product costs (including costs of contract manufacturers), inbound freight costs from manufacturers to the Company’s distribution hubs, as well as inter-hubs shipments, duties and tariffs, warranty replacement costs, costs to process and rework returned items, depreciation of tooling equipment, warehousing costs, excess and obsolete inventory write-downs, certain allocated costs related to facilities and IT department, and personnel-related expenses and other operating expenses related to supply chain logistics.

Distribution Costs

Distribution costs, recorded as a component of sales, general and administrative expenses, include the costs to operate two of the Company’s distribution hubs internally and the costs paid to third party logistics providers to operate the Company’s remaining four distribution hubs. Distribution costs also include the costs of shipping products to customers through third party carriers. Amounts billed to customers for shipping and handling of products are recorded in net revenue. The Company does not consider distribution costs to be part of the costs to bring its products to the finished condition and therefore records such distribution costs as sales, general and administrative expense rather than in cost of revenue.

Product Development Costs

Product development costs are generally expensed as incurred and reported in the combined consolidated statements of operations. Product development costs consist primarily of the costs associated with the design and testing of new products and improvements to existing products. These costs relate primarily to compensation of personnel and consultants involved with product design, definition, compatibility testing and qualification. To date, almost all of the software development costs have been expensed as incurred because the period between achieving technological feasibility and the release of the software has been short and development costs qualifying for capitalization have been insignificant.

Advertising Costs

Advertising costs are expensed as incurred and are included as a component of sales, general and administrative expense in the combined consolidated statements of operations. Advertising and promotion expenses were $8.7 million, $11.3 million, $4.8 million and $8.2 million for the years ended December 31, 2018 and 2019, and for the six months ended June 30, 2019 and 2020, respectively.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Stock-Based Compensation

U.S. GAAP requires the measurement and recognition of compensation expense for all stock-based awards, including options, using a fair-value based method. The Company estimates the fair value of option awards on the date of grant using a Black-Scholes-Merton option-pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period based on awards ultimately expected to vest. The Company has elected to recognize actual forfeitures by reducing the employee stock-based compensation in the same period as the forfeitures occur.

Nonmonetary Transactions

The Company has sales and purchases of inventory with its manufacturers, which are accounted for as nonmonetary transactions. Upon sale of raw materials to the manufacturer, for the inventories on-hand with the manufacturer where there is an anticipated reciprocal purchase by the Company, the Company will record prepaid inventories and accrued liabilities as a nonmonetary transaction. When the Company transacts the reciprocal purchase of inventory from the manufacturer, the Company will record payable to the manufacturer at the repurchase price, which replaces the initial nonmonetary transaction and inventory will be reflected at carrying value, which includes the costs for the raw materials and the incremental costs charged by the manufacturer for additional work performed on the inventory. Because of the inventory transaction, as of June 30, 2020, the Company recognized $5.7 million prepaid inventory and $8.3 million accrued liabilities in the combined consolidated balance sheet related to its nonmonetary transactions with its manufacturers.

Because the transactions are nonmonetary, they have not been included in the combined consolidated statements of cash flows pursuant to ASC 230, Statement of Cash Flows.

Employee Benefit Plan

The Company has a 401(k) defined contribution plan covering all eligible employees. The 401(k) plan allows for voluntary contributions by plan participants and provides for discretionary contributions by the Company as determined annually by the board of directors. The discretionary amounts may comprise a matching contribution (a designated percentage of a participant’s voluntary contribution) and/or a discretionary profit sharing contribution based on participant compensation. The Company contributed $0.9 million, $1.1 million, $0.6 million and $0.8 million for the years ended December 31, 2018 and 2019, and for the six months ended June 30, 2019 and 2020, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax and financial reporting bases of the Company’s assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced through the establishment of a valuation allowance, if, based upon available evidence, it is determined that it is more likely than not that the deferred tax assets will not be realized. The Company is subject to foreign income taxes on its foreign operations. All deferred tax assets and liabilities are classified as non-current in the combined consolidated financial statements.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Uncertain Tax Positions

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained on examination based on the technical merit of the position. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments. The Company recognizes interest charges and penalties related to unrecognized tax benefits as a component of the income tax (expense) benefit.

Foreign Currency

For subsidiaries that have non-U.S. dollar functional currencies, the Company translates the assets and liabilities of these subsidiaries using period-end exchange rates. Revenues and expenses are translated using average exchange rates in effect during the reporting period. Cumulative translation gains and losses are included as a component of stockholders’ equity in accumulated other comprehensive loss.

The Company remeasures monetary assets or liabilities denominated in currencies other than the functional currency using exchange rates prevailing on the balance sheet date. Foreign currency remeasurement gains and losses are included in other (expense) income, net in the combined consolidated statements of operations and the amounts were $(0.4) million, $1.4 million, $(0.7) million and $30 thousand for the years ended December 31, 2018 and 2019, and for the six months ended June 30, 2019 and 2020, respectively. Gains and losses on long-term intercompany loans not intended to be repaid in the foreseeable future are recorded in other comprehensive loss.

Net Income (Loss) per Share

Basic net income (loss) per share and diluted net loss per share are computed by dividing net income (loss) by the weighted-average number of shares outstanding during the period, without consideration of potential dilutive securities. Diluted net income per share is computed based on the weighted-average number of shares outstanding during the period, adjusted to include the incremental shares expected to be issued for assumed exercise of options under the treasury stock method.

Emerging Growth Company Status

The Company was and remained an emerging growth company (“EGC”), as defined in the JOBS Act, up to December 31, 2019 because its 2019 annual gross revenue exceeded $1.07 billion. According to the rule under the Securities Act of 1933, the Company will continue to be treated as an EGC for the purposes of disclosure requirement accommodations in its initial registration statement until the earlier of:

(a)	The date on which we consummate its initial public offering, or

(b)	The end of the one-year period beginning on December 31, 2019.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Through December 31, 2019, the Company had elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, the Company’s combined consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. Beginning on January 1, 2020, the Company adopts new or revised accounting standards issued by their respective effective dates for public companies.

Refer to the “Other Recently Adopted Accounting Pronouncements” section below for the Company’s recently adopted accounting pronouncements.

Recently Adopted Accounting Pronouncements: Adoption of ASC Topic 606

The Company adopted Topic 606 using the cumulative effect method for all contracts not completed as of January 1, 2019. As a result, the Company recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of retained earnings as of January 1, 2019. Prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting under ASC 605, Revenue Recognition (Topic 605).

Results for reporting periods beginning after December 31, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting standards under Topic 605.

As a result of the adoption of the new standard, the Company recorded a reduction to accumulated deficit as of January 1, 2019 and reclassified accrued sales return liabilities and accrued customer incentive programs from accounts receivable, net to accrued and other current liabilities and other current assets.

The cumulative effect of the changes to the combined consolidated balance sheet from the adoption of Topic 606 were as follows (in thousands):

	As of December 31, 2018	Effect of Adoption of Topic 606	As of January 1, 2019
Assets:
Accounts receivable, net	$122,042	$26,527	$148,569
Prepaid expenses and other current assets	17,298	5,674	22,972
Deferred Tax Assets	445	746	1,191
Liability and Stockholders’ Equity:
Income Tax Payable	3,572	(333)	3,239
Other liabilities and accrued expenses	32,058	36,966	69,024
Accumulated deficit	$(93,161)	$(3,686)	$(96,847)

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Net Reduction to Accumulated Deficit as of January 1, 2019

Under Topic 605, accrued customer incentive programs were recognized as a reduction of revenue at the later of when the related revenue was recognized or when the program was offered to the customer. Under Topic 606, these programs qualify as variable consideration and are recorded as a reduction of the transaction price at the contract inception based on the expected value method. The Company is required to estimate for these programs ahead of commitment date if customary business practice creates an implied expectation that such activities will occur in the future.

Under Topic 606, variable consideration must be estimated at the outset of the arrangement, subject to the constraint guidance to ensure that a significant revenue reversal will not occur. As a result, upon adoption of Topic 606, estimated breakage for accruals of certain customer incentive programs is recognized sooner as compared to Topic 605.

Balance Sheet Reclassifications

Under Topic 605, the gross amount of accrued revenue reserves for sales returns of $15.1 million, net of expected returned inventory and rework costs of $5.7 million, was included within accounts receivable, net as of December 31, 2018. Subsequent to the adoption of Topic 606, such balances are presented in the combined consolidated balance sheet, on a gross basis as accrued liability from returns of $15.1 million included in other liabilities and accrued expenses and as returned assets of $5.7 million included in prepaid expenses and other current assets.

Under Topic 605, revenue reserves for certain customer incentive programs totaling $17.1 million, were included within accounts receivable, net as of December 31, 2018. Subsequent to the adoption of Topic 606, such balances are presented as accrued customer incentive programs included in other liabilities and accrued expenses in the combined consolidated balance sheet.

The adoption of Topic 606 did not have an impact over the total cash flows from operating, investing, or financing activities.

Contract Assets

Contract assets represent amounts that have been recognized as revenue but for which the Company did not have the unconditional right to invoice the customer. The Company did not have contract assets as of January 1, 2019, December 31, 2019 and June 30, 2020.

Contract Liabilities (Deferred Revenue and Unearned Revenue)

The Company’s deferred revenue consists primarily of amounts that have been shipped and invoiced but not recognized as revenue as of period end because control of the inventory has not passed to the customer. Revenue will be recognized when the customer has obtained control of the inventory sold. The Company did not have any deferred revenue as of January 1, 2019, and the balance as of December 31, 2019 and June 30, 2020 was $3.3 million and $1.6 million, respectively. This increase is due to the Company’s recent acquisitions.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

The Company’s unearned revenue consists of payments received from customers in advance of product shipment for webstore orders. These orders are generally shipped within two weeks from order date. The unearned revenue balance as of December 31, 2019 and June 30, 2020 was $1.3 million and $12.2 million, respectively.

Deferred revenue and unearned revenue are included in other liabilities and accrued expenses on the combined consolidated balance sheets.

Impact on Combined Consolidated Financial Statements

The following tables summarize the impact of adopting Topic 606 on the Company’s combined consolidated statement of operations for the year ended December 31, 2019 and combined consolidated balance sheet as of December 31, 2019 (in thousands, unaudited):

	Year Ended December 31, 2019
	As reported under Topic 606	If reported under Topic 605	Effect of change
Net Revenue	$1,097,174	$1,098,018	$(844)

	As of December 31, 2019
	As reported under Topic 606	If reported under Topic 605	Effect of change
Assets:
Accounts receivable, net	$202,334	$157,934	$44,400
Prepaid and other current assets	24,696	13,514	11,182
Deferred tax assets	1,646	900	746
Liabilities and Stockholders’ Equity:
Income tax payable	8,524	8,857	(333)
Other liabilities and accrued expenses	107,017	45,825	61,192
Total stockholders’ equity	$216,775	$221,306	$(4,531)

Other Recently Adopted Accounting Pronouncements

In September 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The Company adopted the new standard on a prospective basis effective January 1, 2018. Prior periods were not retrospectively adjusted. The adoption of the ASU did not have a material effect on the Company’s combined consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The Company adopted this standard effective January 1, 2018, and retrospectively applied the standard to all periods presented. The adoption of the ASU did not have a material impact on the Company’s combined consolidated financial statements.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU change aspects of accounting for share-based payment award transactions including accounting for income taxes, the classification of excess tax benefits and the classification of employee taxes paid when shares are withheld for tax-withholding purposes on the combined consolidated statement of cash flows, forfeitures, and minimum statutory tax withholding requirements. The Company adopted this standard effective January 1, 2018 and has elected to record forfeitures when they occur. The change in accounting principle with regards to forfeitures was adopted using a modified retrospective approach. As a result of the adoption, the Company no longer records the excess tax benefits related to equity compensation as an increase to additional paid-in-capital and records such excess tax benefits as a reduction of income tax expense. The adoption of the ASU did not have a material impact on the Company’s combined consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. It requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory. The Company adopted this standard effective January 1, 2019. The adoption did not have a material impact on its combined consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to assist with evaluating when a set of transferred assets and activities is a business. The Company adopted this standard effective January 1, 2019. The adoption did not have a material impact on the Company’s combined consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies the subsequent measurement of goodwill by eliminating the second step of the goodwill impairment test. The second step measures goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under the new guidance, a company will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The Company adopted this standard effective January 1, 2020. The adoption of this new standard did not have a material impact on its combined consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s combined consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements. ASU No. 2018-09 provides amendments to a wide variety of topics in the FASB’s Accounting Standards Codification, which applies to all reporting entities within the scope of the affected accounting guidance. The transition and effective date guidance are based on the facts and circumstances of each amendment. Some of the amendments in ASU No. 2018-09 do not require transition guidance and were effective upon issuance of ASU No. 2018-09. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018. The Company adopted this standard effective January 1, 2019. The adoption did not have a material impact on the Company’s combined consolidated financial statements.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The amendments in ASU 2018-15 align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. As permitted by ASU 2018-15, the Company early-adopted this standard on a prospective basis beginning January 1, 2019. The adoption of this ASU did not have a material impact on the Company’s combined consolidated financial statements.

In July 2019, the FASB issued ASU No. 2019-07, Codification Updates to SEC Sections — Amendments to SEC Paragraphs Pursuant to SEC Final Rule Releases No. 33-10532, Disclosure Update and Simplification, and Nos. 33-10231 and 33-10442, Investment Company Reporting Modernization and Miscellaneous Updates (SEC Update). ASU 2019-07 aligns the guidance in various SEC sections of the Codification with the requirements of certain SEC final rules. ASU 2019-07 was effective immediately upon issuance. The adoption of ASU 2019-07 did not have a material impact on the Company’s combined consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), to modify certain disclosure requirements on fair value measurements in Topic 820. The Company adopted this standard effective January 1, 2020. The adoption of this new standard did not have a material impact on its combined consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, and subsequent updates (collectively, referred to as Accounting Standard Codification 842 or Topic 842). Topic 842 requires a lessee to recognize right of use (“ROU”) assets and lease liabilities for a lease with terms longer than 12 months on the consolidated balance sheets and to disclose key information related to the leasing arrangements.

On January 1, 2020, the Company adopted Topic 842 using the modified retrospective method, applying Topic 842 to all leases existing at the date of initial application. The Company elected to use the effective date as the date of initial application. Consequently, prior period balances and disclosures have not been restated. The Company elected the package of transitional practical expedients, which among other provisions, allows the Company to carry forward prior conclusions about lease identification and classification. In addition, for operating leases, the Company elected to account for lease and non-lease components as a single lease component. The Company also made an accounting policy election not to apply the recognition guidance of Topic 842 to record all leases that, at the lease commencement date, have a lease term of 12 months or less on the consolidated balance sheet.

The adoption of Topic 842 had a material impact to the Company’s combined consolidated balance sheet but did not have an impact on the Company’s combined consolidated statement of operations or cash flows. As a result of adopting Topic 842 as of January 1, 2020, the Company recognized lease liabilities of $17.9 million and a corresponding ROU assets of $17.7 million. See Note 16, Leases, for additional information.

Recently Issued Accounting Pronouncements, Not Yet Adopted

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), to simplify various aspects related to the accounting for income taxes. The new guidance is effective for the

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Company beginning in year 2021. The Company is in the process of evaluating the effects of this new guidance on its combined consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), to provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The new guidance is applicable for the Company, at its election, beginning March 12, 2020 through December 31, 2022. The Company has debts and revolving line of credit with interest payments that are correlated to a reference rate, and it is currently evaluating the impact of adopting this guidance and the potential effects it could have on its combined consolidated financial statements.

3. Fair Value Measurement

U.S. GAAP established a framework for measuring fair value and a fair value hierarchy based on the inputs used to measure fair value. This framework maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It applies to both items recognized and reported at fair value in the combined consolidated financial statements and items disclosed at fair value in the notes to the combined consolidated financial statements.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follow:

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2—Pricing inputs are other than quoted prices in active market, which are either directly or indirectly observable as of the report date. The nature of these securities includes investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level 3—Securities that have little to no pricing observability as of the report date. These securities are measured using management’s best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument.

Goodwill, intangible assets, and property, plant and equipment, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur (or tested at least annually for goodwill) such that a non-financial instrument is required to be evaluated for impairment and an

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

impairment is recorded to reduce the non-financial instrument’s carrying value to the fair value as a result of such triggering events, the non-financial assets and liabilities are measured at fair value for the period such triggering events occur. See Note 2 to the combined consolidated financial statements for additional information about how the Company tests various asset classes for impairment.

The following tables summarize the hierarchy of fair value measurements of the Company’s financial assets and liabilities measured on a recurring basis:

	Fair Value Measurements as of December 31, 2018
	Quoted Prices in Active Markets using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Liabilities:
Deferred cash consideration in connection with a business acquisition—Elgato(1)	$—	$—	$10,448	$10,448
Foreign currency forward contracts(2)	—	131	—	131

Total liabilities	$—	$131	$10,448	$10,579

(1)

The fair value of Elgato deferred cash consideration (Refer to note 5 for further details on this acquisition) is determined using a discount rate of 6.6%. This discount rate approximated the Company’s borrowing rate under the revolving line of credit and represents a Level 3 input under the fair value hierarchy.

(2)	The fair value of the forward contracts is based on similar exchange traded derivatives and the related asset or liability is, therefore, included within Level 2 of the fair value hierarchy.

	Fair Value Measurements as of December 31, 2019
	Quoted Prices in Active Markets using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Liabilities:
Contingent consideration in connection with a business acquisition—Origin(1)	$—	$—	$3,964	$3,964
Deferred cash consideration in connection with a business acquisition—SCUF(2)	—	—	1,638	1,638
Deferred cash consideration in connection with a business acquisition—Origin(3)	—	—	1,411	1,411
Foreign currency forward contracts(4)	—	335	—	335

Total liabilities	$—	$335	$7,013	$7,348

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

	Fair Value Measurements as of June 30, 2020
	Quoted Prices in Active Markets using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(Unaudited) (In thousands)
Assets:
Interest rate cap contract(4)	$—	$100	$—	$100
Foreign currency forward contracts(4)	—	22	—	22

Total assets	$—	$122	$—	$122

Liabilities:
Contingent consideration in connection with a business acquisition—Origin(1)	$—	$—	$1,934	$1,934
Deferred cash consideration in connection with a business acquisition—SCUF(2)	—	—	1,638	1,638
Deferred cash consideration in connection with a business acquisition—Origin(3)	—	—	1,458	1,458
Foreign currency forward contracts(4)	—	282	—	282

Total liabilities	$—	$282	$5,030	$5,312

(1)

The fair value of the Origin earn-out liability (Refer to note 5 for further details on this acquisition) is estimated using a Monte Carlo Simulation, a simulation-based measurement technique with significant inputs that are not observable in the market and thus represents a level 3 fair value measurement. The significant inputs in the fair value measurement not supported by market activity included the expected future standalone EBITDA growth of Origin during the earn-out period, appropriately discounted by a risk adjustment factor, considering the uncertainties associated with the obligation, its associated volatility, and calculated in accordance with the terms of the Unit Purchase Agreement for this acquisition. Significant changes of these significant inputs, in isolation or in combination, would result in a material change in fair value estimates. The interrelationship between these inputs is not considered significant. The fair value of the Origin earn-out liability is remeasured at every reporting period and the change in fair value is recorded to sales, general and administrative expenses. During the year ended December 31, 2019, the Company recorded $0.6 million credit to sales, general and administrative expenses resulting from a reduction in the fair value remeasurement. The earn-out liability of $2.4 million contingent upon Origin’s 2019 standalone EBITDA was fully paid in April 2020. During the six months ended June 30, 2020, there is no material change in the fair value of the remaining earn-out liability that is contingent upon Origin’s 2020 standalone EBITDA results. The Origin contingent consideration balance as of June 30, 2020 also included $0.3 million related to the Company’s finalization of pre-acquisition sales tax liabilities owed to the Origin’s sellers according to the terms of the Origin purchase agreement and this balance will be settled together with the Origin 2020 earn-out liability in 2021.

(2)

The fair value of the SCUF contingent consideration was determined based on the Company’s estimates of acquired tax benefits owed to SCUF’s sellers according to the merger agreement. These estimates involved inputs unobservable in the markets and thus represents a level 3 fair value measurement. The measurement of this liability was provisional at the SCUF acquisition date and as of June 30, 2020, and will be finalized within one year of the acquisition date. The amount is subject to update upon filing the Company’s tax returns for 2019 through 2021. Refer to note 5 for further details on this acquisition.

(3)

The fair value of Origin’s deferred cash consideration is determined at the Origin acquisition date by using a discount rate of 6.5%. This discount rate approximated the Company’s borrowing rate under the revolving line of credit and represented a Level 3 input under the fair value hierarchy.

(4)

The fair values of the forward contracts and interest rate cap contract are based on similar exchange traded derivatives and the related asset or liability is, therefore, included within Level 2 of the fair value hierarchy.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

4. Derivative Financial Instruments

The Company is exposed to foreign currency risk relating to its ongoing business operations and uses derivative financial instruments, principally foreign currency forward contracts, to reduce the risk. The notional principal amount of outstanding foreign exchange forward contracts was $8.0 million, $18.3 million and $19.1 million as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively, none of which have been designated as hedging instruments during the periods presented. The fair value gain (loss) recognized in other (expense) income, net in relation to these derivative instruments was $0.1 million, $(0.2) million, $(0.4) million and $(69) thousand for the years ended December 31, 2018 and 2019, and for the six months ended June 30, 2019 and 2020, respectively.

In April 2020, the Company purchased interest rate cap contracts for $0.5 million with a notional amount of $465 million to manage its exposure to interest rate movements on the Company’s variable rate debt when 3-month LIBOR exceeds 1.0%. Refer to note 8 for further information relating to the interest rates on the Company’s debts. The interest rate cap contracts mature on June 30, 2022 and none of which have been designated as hedging instruments. Accordingly, the Company recognized a $0.4 million net loss for the change in fair value of the interest rate contracts in interest expense for the six months ended June 30, 2020.

5. Business Combinations

2019 Acquisitions

SCUF Acquisition

On December 19, 2019 (the “SCUF Acquisition Closing Date”), one of the Company’s subsidiaries entered into an Agreement and Plan of Merger with Scuf Holdings, Inc. and subsidiaries (collectively “SCUF”) and acquired 100% of their equity interests. SCUF, headquartered in Georgia, U.S., specializes in delivering high-performance accessories and customized gaming controllers for console and PC used by top professional as well as casual gamers. The Company believes that the SCUF Acquisition will enhance the Company’s product and service offering to both console and PC gamers.

Because the acquired companies met the definition of a business, the SCUF acquisition has been accounted for as a business combination using the acquisition method of accounting.

For the year ended December 31, 2019, SCUF contributed $6.4 million of revenue and $1.7 million of net loss.

Subsequent to the SCUF Acquisition Closing Date of December 19, 2019, the Company recorded measurement period adjustments which reduced purchase price, inventories and goodwill by $1.5 million, $0.5 million and $1.0 million, respectively, and accordingly, the SCUF total adjusted purchase consideration was $136.3 million. The SCUF purchase consideration consisted of (i) $128.2 million cash consideration (including the payment of SCUF’s transaction costs and debt on behalf of SCUF), (ii) $8.0 million equity consideration (an issuance of approximately 2.1 million units of the Parent), (iii) $1.6 million estimated contingent cash consideration relating to the Company’s expected utilization of the acquired SCUF tax liabilities or tax benefits relating to pre-acquisition SCUF

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

results over the next 4 years of tax filings, (iv) additional cash earn-out based on the achievement of certain SCUF standalone EBITDA target for 2019 and the ability of SCUF to renew a licensing agreement with a certain vendor, and these contingent cash earn-outs were determined to have zero value based on the assessment of the outcome of these contingent events on the acquisition date, and (v) net of $1.5 million contingent cash consideration paid on the SCUF Acquisition Closing Date that is expected to be returned by the Sellers to the Company to fund an incentive payment to certain ex-SCUF employees who joined the Company and are required to remain in employment through a contractual service period. The purchase price is subject to further adjustments of certain net working capital items within 12 months of the SCUF Acquisition Closing Date.

Preliminary purchase price allocation

The following table summarizes the preliminary allocation of the purchase consideration to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date. The allocation of the purchase price was based upon a preliminary valuation, and the Company’s estimates and assumptions are subject to change within the measurement period. The primary areas of the purchase price allocation that are not yet finalized consist of federal and state income tax and other tax considerations and the valuation of identifiable intangible assets acquired. The Company will continue to reflect measurement period adjustments to purchase price allocation, if any, in the period in which the adjustments are recognized. Final determination of the fair values may result in adjustments to the values presented in the following table:

(In thousands)
Assets acquired:
Cash	$6,947
Accounts receivable	4,587
Inventories	12,800
Prepaid and other assets	1,377
Identifiable Intangible assets	71,890
Property and equipment	2,927
Other assets	40
Liabilities assumed:
Accounts payable	(9,182)
Sales tax payable	(5,533)
Deferred revenue	(3,752)
Other liabilities and accrued expenses	(8,416)
Deferred tax liabilities	(10,015)

Net identifiable net assets acquired	$63,670
Goodwill	72,642

Net assets acquired	$136,312

The excess of the purchase price over the preliminary net tangible assets and preliminary intangible assets was recorded as goodwill. Goodwill of $72.6 million, derived from the SCUF acquisition, is primarily related to the value of the acquired workforce and the ability to design and generate revenue from future technology and customers. The goodwill and identifiable intangible assets are not deductible for tax purposes.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

The fair value of the inventory acquired was estimated using the expected selling price of the inventory, then deducting direct selling expenses and a reasonable allocation of profit to a likely buyer. The difference between the fair value of the inventories and the amount recorded by SCUF immediately before the acquisition date is $1.5 million, which is recognized in cost of revenue in the combined consolidated statements of operations upon the sale of the acquired inventory.

The following table summarizes the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Fair Value	Weighted Average Useful Life
	(In thousands)	(In years)
Patents	$30,500	8
Developed technology	18,600	6
Customer Relationships	590	5
Trade name	22,200	15

Total identifiable intangible assets	$71,890

Intangible assets acquired as a result of the SCUF Acquisition are being amortized over their estimated useful lives using the straight-line method of amortization, which reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. Amortization of patent and developed technology are included in cost of revenue and product development expense, respectively. Amortization of customer relationships and trade names are included in sales, general and administrative expense in the combined consolidated statements of operations.

The fair value of licensed portfolio was estimated using the excess earnings method, which converts projected revenues and costs into cash flows. The unlicensed patent portfolio was valued using royalty rates method. The economic useful life was determined based on the remaining life of the patents. The fair value assigned to developed technology was determined using the multi-period excess-earnings method. The developed technology relates to existing SCUF products. The economic useful life was determined based on the technology cycle related to developed technology of existing SCUF products, as well as the cash flows anticipated over the forecasted periods. Customer relationships represent the fair value of future projected revenue that will be derived from sales of products to existing customers of SCUF. The economic useful life was determined based on historical customer attrition rates and industry benchmarks. Trade name relates to the “SCUF” brand. The economic useful life was determined based on the expected life of the trade name and the cash flows anticipated over the forecasted periods. The fair values of trade name were estimated using the relief-from-royalty method, which estimates the cost savings that accrue to the owner of the intangible assets that would otherwise be payable as royalties or license fees on revenues earned through the use of the asset. The Company believes the fair value of the intangible assets recorded above approximates the amounts a market participant would pay for these intangible assets as of the acquisition date.

Origin Acquisition

On July 22, 2019 (the “Origin closing date”), one of the Company’s subsidiaries acquired all the equity interests in Origin PC Corporation (“Origin”). Origin, based in Florida, U.S., specializes in delivering hand-built, personalized PCs. The Company believes the integration of Origin’s expertise in

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

personalized custom gaming systems and Corsair’s strength in performance PC hardware and the iCUE software ecosystems enhances and expands the Company’s product and service offering to PC gamers.

Origin met the definition of a business, and therefore this acquisition is accounted for as a business combination.

Subsequent to the Origin closing date, the Company recorded measurement period adjustments which increased purchase price by $0.2 million and reduced other liabilities and accrued expenses by $0.3 million and goodwill by $0.1 million, and accordingly, the Origin total adjusted purchase consideration was $13.8 million. The Origin purchase consideration consisted of (i) $5.5 million cash consideration (including the payment of Origin’s transaction costs and debt on behalf of Origin), (ii) $2.0 million equity consideration provided by the Company, which was immediately exchanged for approximately 0.5 million units of the Parent, (iii) $1.4 million deferred cash consideration payable 18 months after closing, not contingent on any future conditions, (iv) $4.6 million of additional cash earn-out based on the achievement of certain Origin standalone EBITDA targets for 2019 and 2020, and (v) $0.3 million estimated contingent cash consideration relating to the Company’s finalization of pre-acquisition sales tax liabilities owed to the Origin’s sellers according to the terms of the Origin purchase agreement.

The final allocation of the Origin purchase consideration to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date is as follows:

(In thousands)
Assets acquired:
Cash, net of cash acquired	$376
Accounts receivable	1,379
Inventories	4,445
Prepaid and other assets	309
Identifiable intangible assets (customer relationship with estimated 6 years of useful life)	1,000
Property and equipment	140
Liabilities assumed:
Accounts payable	(2,670)
Other liabilities and accrued expenses	(3,033)
Other liabilities, noncurrent	(447)

Net identifiable assets acquired	1,499
Goodwill	12,270

Net assets acquired	$13,769

The goodwill and identifiable intangible assets are deductible for tax purposes.

The estimated fair value of Origin’s contingent earn-out decreased from $4.6 million at acquisition date to $4.0 million at December 31, 2019, primarily resulted from Origin’s lower-than-expected EBITDA for the projected 2020 earn-out period. The reduction in fair value of $0.6 million is recorded as a reduction to sales and general administrative expenses in the combined consolidated statement of operations for the year ended December 31, 2019. The earn-out liability of $2.4 million contingent upon Origin’s 2019 standalone EBITDA was fully paid in April 2020. During the six months ended June 30, 2020, there is no material change in the fair value of the remaining earn-out liability that is contingent upon Origin’s 2020 standalone EBITDA results.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

2018 Acquisition

Elgato Acquisition

On June 6, 2018, the Company and its subsidiaries entered into an Asset Purchase Agreement (“APA”) with Elgato Systems GmbH and Elgato Systems LLC (collectively “Elgato Sellers”) for the purchase of certain assets and the assumption of certain liabilities related to Elgato’s gaming business. Elgato is the leading provider of hardware and software for content creators, based in Munich, Germany. The addition of Elgato’s portfolio of gamer and creator streaming accessory products and solutions allows the Company to enter into the game streaming and video production market.

Elgato met the definition of business, and therefore this acquisition is accounted for as a business combination.

The Elgato acquisition consummated on July 2, 2018 (the “Elgato closing date”) and the fair value of the total purchase consideration was approximately $46.6 million, consisting of (i) $30.2 million cash consideration, (ii) $6.2 million equity consideration (approximately 1.7 million units of the Company), and (iii) $10.2 million deferred cash consideration payable 6 months after closing, not contingent on any future conditions. The deferred cash consideration was paid out in January 2019.

Revenue and gross margin associated with the acquired Elgato business from the date of acquisition through December 31, 2018 was approximately $25.4 million and $11.0 million, respectively. It is not practicable to determine net income included in the Company’s 2018 statement of operations relating to Elgato since the date of acquisition because it has been fully integrated into the Company’s operations, and the operating results of Elgato can therefore not be separately identified.

The final allocation of the Elgato purchase consideration to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date is as follows:

(In thousands)
Assets acquired:
Inventories	$4,283
Prepaid and other assets	548
Identifiable Intangible assets	19,342
Liabilities assumed:
Sales return reserves	(500)
Other current liabilities and accrued expenses	(540)

Net identifiable assets acquired	23,133
Goodwill	23,487

Net assets acquired	$46,620

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Measurement period adjustments recorded for Elgato acquisition were not material.

The following table summarizes the components of identifiable intangible assets acquired and their estimated useful lives as of acquisition date:

	Fair Value	Useful Life
	(In thousands)	(In years)
Developed technology	$10,769	5
In-process research and development	748	5
Trade name	7,825	15

Total identifiable intangible assets	$19,342

The fair value assigned to developed technology and in-process research and development were determined using the multi-period excess-earnings method. The economic useful life was determined based on the expected life of the developed technology and the cash flows anticipated over the forecasted periods. The fair value assigned to trade name was determined using the relief-from-royalty approach, where the owner of the asset realizes a benefit from owning the intangible asset rather than paying a rental or royalty rate for use of the asset. The economic useful life of trade name relates to the “Elgato” brand was determined based on the expected life of the trade name and the cash flows anticipated over the forecasted periods. The acquired identifiable intangible assets are being amortized on a straight-line basis over the estimated useful life, which approximates the pattern in which these assets are utilized. Goodwill of $23.5 million, derived from the Elgato acquisition, is primarily related to synergies arising from the acquisition and the value of the acquired workforce. The goodwill and identifiable intangible assets are deductible for tax purposes.

Acquisition-related costs

The Company incurred acquisition-related cost of approximately $1.5 million, $2.0 million, $0.3 million and $0.6 million for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2019 and 2020, respectively, and these costs are recorded in sales, general and administrative expenses in the combined consolidated statement of operations.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information combines the unaudited combined consolidated results of operations as if the acquisition of SCUF had occurred at the beginning of the periods presented:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019
	(unaudited)
	(in thousands)
Net revenue	$1,013,761	$1,165,502	$516,302
Net loss	(19,362)	(24,598)	(21,939)

The unaudited pro forma adjustments primarily include amortization for intangible assets acquired, the purchase accounting effect on contract liabilities assumed and inventory acquired, acquisition-related costs and interest expense related to financing arrangements. The unaudited pro

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

forma combined consolidated information is provided for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition and any borrowings undertaken to finance the acquisition had taken place at the beginning of the periods presented.

Pro forma financial information for Origin acquisition is not included in the table above because the effects of the acquisition is not material to the Company’s combined consolidated statements of operations individually or in aggregate for each year.

6. Goodwill and Intangible Assets

Goodwill represents the difference between the purchase price and the estimated fair value of the identifiable assets acquired and liabilities assumed. Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. The Company has four reporting units: Gaming Peripherals, Gaming Components, Gaming Memory and Gaming Systems. The Gamer and Creator Peripherals segment represents the Gaming Peripherals reporting unit, and the Gaming Components and Systems segment represents the Gaming Components, Gaming Memory and Gaming Systems reporting units.

The following table summarizes the activity in the Company’s goodwill by reportable segment (in thousands):

	Gaming Components and Systems	Gamer and Creator Peripherals	Total
December 31, 2017(1)	$133,045	$70,077	$203,122
Addition from business acquisition	57	23,574	23,631
Effect of foreign currency exchange rates	(39)	(35)	(74)

December 31, 2018	$133,063	$93,616	$226,679
Addition from business acquisitions	12,317	73,778	86,095
Effect of foreign currency exchange rates	(5)	(19)	(24)

December 31, 2019	$145,375	$167,375	$312,750
Measurement period adjustments (unaudited)	(47)	(1,023)	(1,070)
Effect of foreign currency exchange rates (unaudited)	(31)	(967)	(998)

June 30, 2020 (unaudited)	$145,297	$165,385	$310,682

(1)

The balances as of December 31, 2017 have been corrected for immaterial misstatements. Refer to Note 2 “Summary of Significant Accounting Policies—Corrections of Immaterial Errors” for more information.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Intangible assets, net consist of the following:

	December 31, 2018
	Weighted Average Useful Life	Weighted Average Remaining Amortization Period in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(In thousands)
Intangible assets:
Developed technology	3.3 years	3.3	$25,153	$10,578	$14,575
Trade name	15 years	14.5	7,825	261	7,564
Customer relationships	10 years	8.7	216,869	29,153	187,716
Non-competition agreements	4.4 years	3.4	3,110	1,074	2,036

Total finite-life intangibles		8.4	252,957	41,066	211,891
In-process research and development	n/a	n/a	491	—	491
Indefinite life trade name	Indefinite life	—	35,430	—	35,430

Total intangible assets			$288,878	$41,066	$247,812

For the year ended December 31, 2018, the gross amount of intangible assets increased $19.3 million as a result of the Elgato acquisition.

	December 31, 2019
	Weighted Average Useful Life	Weighted Average Remaining Amortization Period in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(In thousands)
Developed technology	4.5 years	3.4	$44,243	$17,536	$26,707
Trade name	15.0 years	14.6	30,253	833	29,420
Customer relationships	10.0 years	7.6	218,459	50,916	167,543
Patent	7.9 years	7.9	30,721	130	30,591
Non-competition agreements	4.4 years	2.6	3,110	1,774	1,336

Total finite-life intangibles		7.7	326,786	71,189	255,597
Indefinite life trade name	Indefinite life	—	35,430	—	35,430

Total intangible assets			$362,216	$71,189	$291,027

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

For the year ended December 31, 2019, the gross amount for intangible assets increased $1.0 million and $72.2 million as a result of the Origin and SCUF acquisitions, respectively.

	June 30, 2020
	Weighted Average Useful Life	Weighted Average Remaining Amortization Period in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(Unaudited)
			(In thousands)
Developed technology	5.6 years	4.8	$44,243	$20,238	$24,005
Trade name	15.0 years	14.1	29,774	1,825	27,949
Customer relationships	10.0 years	7.1	218,447	61,903	156,544
Patent	7.9 years	7.4	28,720	1,960	26,760
Non-competition agreements	5.0 years	2.1	3,110	2,026	1,084

Total finite-life intangibles		7.7	324,294	87,952	236,342
Indefinite life trade name	Indefinite life	—	35,430	—	35,430

Total intangible assets			$359,724	$87,952	$271,772

The Company recognized amortization expense of intangible assets in the accompanying combined consolidated statements of operations as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020

			(Unaudited)	(Unaudited)
	(In thousands)
Cost of revenue	$—	$130	$—	$1,900
Product development	8,147	6,958	4,637	2,702
Sales, general and administrative	22,746	23,035	11,507	12,237

Amortization of intangible assets	$30,893	$30,123	$16,144	$16,839

The estimated future amortization expense of intangible assets as of December 31, 2019 is as follows:

Amounts
(In thousands)
2020	$33,832
2021	33,832
2022	33,655
2023	32,324
2024	31,021
Thereafter	90,933

Total	$255,597

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

7. Balance Sheet Components

Accounts Receivable, net:

	December 31, 2018	December 31, 2019	June 30, 2020
			(Unaudited)
	(In thousands)
Accounts receivable	$148,917	$202,546	$220,608
Allowance for doubtful accounts	(349)	(212)	(955)
Rebates(1)	(17,119)	—	—
Sales return reserves(1)	(9,407)	—	—

Accounts receivable, net	$122,042	$202,334	$219,653

(1)

As of December 31, 2018, under Topic 605, reserves for certain customer incentive programs and the reserves for sales returns, on a net basis, were included within accounts receivable, net. As of December 31, 2019, under Topic 606, such balances are presented on a gross basis in other liabilities and accrued expenses in the combined consolidated balance sheet. Refer to Note 2, Summary of Significant Accounting policies—Recently Adopted Accounting Pronouncements: Adoption of ASC Topic 606, for detailed information on the impact on the balance sheet reclassifications from the adoption of Topic 606.

Inventories

	December 31, 2018	December 31, 2019	June 30, 2020
			(Unaudited)
	(In thousands)
Raw materials	$22,514	$25,547	$30,017
Work in progress	5,366	2,690	9,232
Finished goods	121,142	122,826	105,137

Inventories	$149,022	$151,063	$144,386

Property and Equipment, Net

	December 31, 2018	December 31, 2019	June 30, 2020
			(Unaudited)
	(In thousands)
Manufacturing equipment	$11,917	$15,291	$17,036
Computer equipment, software and office equipment	4,417	6,958	8,140
Furniture and fixtures	875	2,602	2,814
Leasehold improvements	1,676	3,544	4,200

Total property and equipment	$18,885	$28,395	$32,190
Less: Accumulated depreciation and amortization	(6,412)	(13,030)	(17,498)

Property and equipment, net	$12,473	$15,365	$14,692

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Other Liabilities and Accrued Expenses

	December 31, 2018	December 31, 2019	June 30, 2020
			(Unaudited)
	(In thousands)
Accrued reserves for customer incentive programs(1)	$—	$36,582	$33,670
Accrued reserves for sales return(1)	—	24,610	27,872
Accrued payroll and related expense	8,353	10,638	18,031
Deferred and unearned revenue	—	4,222	13,571
Income tax payable	3,573	8,524	9,973
Sales and use taxes and value-added tax liabilities	995	8,591	8,613
Lease liabilities, current	—	—	6,386
Warranty reserves	2,581	3,991	5,005
Deferred and contingent purchase consideration(2)(3)	10,448	2,397	3,454
Other	9,680	15,986	26,080

Other liabilities and accrued expenses	$35,630	$115,541	$152,655

(1)

As of December 31, 2018, under Topic 605, reserves for certain customer incentive programs and the reserves for sales returns, on a net basis, were included within accounts receivable, net. As of December 31, 2019, under Topic 606, such balances are presented on a gross basis in other liabilities and accrued expenses in the combined consolidated balance sheet. Refer to Note 2, Summary of Significant Accounting policies—Recently Adopted Accounting Pronouncements: Adoption of ASC Topic 606, for detailed information on the impact on the balance sheet reclassifications from the adoption of Topic 606.

(2)

As of December 31, 2018, the deferred cash consideration of €9.0 million related to the Elgato acquisition, which was not contingent on any future conditions, was paid on January 3, 2019. Refer to note 5 for further details.

(3)

As of December 31, 2019, the estimated obligation for the Origin earn-out payment related to Origin’s 2019 standalone financial target of $2.4 million was fully paid in the second quarter of 2020. As of June 30, 2020, the estimated obligation for Origin remaining deferred and contingent consideration was approximately $3.5 million, in aggregate, and this is expected to be paid in 2021.

Warranty Reserve

Changes in warranty obligation, which are included as a component of accrued liabilities in the combined consolidated balance sheets, are as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
	(In thousands)
Warranty obligation at beginning of period(1)	$2,570	$2,581	$2,581	$3,991
Balance assumed from business combinations	167	595	—	—
Warranty provision related to products shipped	2,410	5,996	2,836	3,469
Deductions for warranty claims processed	(2,566)	(5,181)	(2,642)	(2,455)

Warranty obligation at end of period	$2,581	$3,991	$2,775	$5,005

(1)

The beginning balance for the year ended December 31, 2018 has been corrected for immaterial misstatements. Refer to Note 2 “Summary of Significant Accounting Policies—Corrections of Immaterial Errors” for more information.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

8. Debt

First Lien Credit and Guaranty Agreement

On August 28, 2017, the Company entered into a syndicated First Lien Credit and Guaranty Agreement (“First Lien”) with various financial institutions. The First Lien originally provided a $235 million term loan (“First Lien Term Loan”) for a business acquisition and to repay existing indebtedness of the acquired company and a $50 million revolving line-of-credit (“Revolver”). The First Lien and the Revolver matures on August 28, 2024 and August 28, 2022, respectively.

Subsequently, the Company entered into several amendments to the First Lien and the principal amount of the First Lien Term Loan was increased by $10 million in 2017 and increased by $115 million in each of 2018 and 2019, primarily to fund various business acquisitions and operation needs. The First Lien Term Loan initially carried interest at a rate equal to, at the Company’s election, either the (a) greatest of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2%, plus a margin of 3.5%, or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin of 4.5%. The Revolver initially bore interest at a rate equal to, at the Company’s election, either the (a) greatest of (i) the prime rate, (ii) sum of the Federal Funds Effective Rate plus 0.5%, (iii) one month LIBOR plus 1.0% and (iv) 2%, plus 3.5%, or (b) the greater of (i) LIBOR and (ii) 1.0%, plus a margin of 4.5%. As a result of the First Lien amendment in October 2018, the First Lien term loan and Revolver margin were both changed to range from 2.75% to 3.25% for base rate loans and to range from 3.75% to 4.25% for Eurodollar loans, based on the Company’s net leverage ratio.

Additionally, new contingent repayment provisions were added in the First Lien amendment in October 2018. Five business days after a qualified initial public offering (“IPO”) of the Company’s stock, the Company will be required to prepay all amounts (principal and interest) outstanding under the Second Lien term loan. Concurrently, the Company will also be required to prepay the First Lien Term Loan in an amount equal to the IPO proceeds, less the amount used to repay the Second Lien Term Loan, multiplied by 50%.

The amendments to the First Lien were accounted for as loan modifications.

The Company may prepay the First Lien Term Loan and the Revolver at any time without premium or penalty other than customary LIBOR breakage. According to the Consolidated Excess Cash Flow clause as defined in the First Lien Term Loan agreement, in April 2020, the Company prepaid $2.6 million of the First Lien Term Loan.

The Company incurred debt issuance costs in connection with the First Lien Term Loan and its related amendments, in aggregate, of $1.0 million, $2.3 million and $0.2 million in 2018, 2019 and for the six months ended June 30, 2020, respectively, and these costs are amortized over the term of the First Lien Term loan using an effective interest rate method. There were no debt issuance costs incurred for the six months ended June 30, 2019.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

The following table summarizes the carrying value of the First Lien Term Loan:

	December 31, 2018	December 31, 2019	June 30, 2020
			(Unaudited)
	(In thousands)
Principal amount outstanding	$356,300	$467,332	$463,513
Less: Debt discount, net of amortization	(3,538)	(3,850)	(3,434)
Less: Debt issuance costs, net of amortization	(4,804)	(5,825)	(5,531)

Carrying amount	$347,958	$457,657	$454,548

Under the First Lien Term Loan, the Company recorded interest expense of $24.4 million, $26.3 million, $13.4 million and $14.9 million, including amortization of debt issuance costs and debt discounts of $2.5 million, $2.1 million, $1.0 million and $0.9 million, for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2019 and 2020, respectively. The interest expense for the First Lien Term Loan for the six months ended June 30, 2020 also included $52 thousand of loss from partial debt extinguishment from writing off a portion of the unamortized debt discount and debt issuance costs relating to the $2.6 million debt prepayment in April 2020.

The Company also incurred debt issuance costs in connection with the Revolver of $2.0 million in 2017 and additional $150 thousand each in 2018 and 2019. There were no such debt issuance costs incurred for the six months ended June 30, 2019 and 2020. These costs are recorded in prepaid expenses and other current assets and other assets in the combined consolidated balance sheets and amortized on a straight-line basis over the term of the Revolver. The debt issuance costs for Revolver, net of amortization was $1.4 million, $1.1 million and $0.8 million as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively.

The following table summarizes the draws and repayments of the Revolver:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
	(In thousands)
Beginning balance	$—	$27,000	$27,000	$—
Draws	364,300	475,300	230,200	35,500
Repayments	(337,300)	(502,300)	(229,700)	(35,500)

Ending balance	$27,000	$—	$27,500	$—

The Company recorded interest expense of $2.0 million, $3.3 million, $1.6 million and $0.3 million, including amortization of issuance costs of $0.5 million, $0.5 million, $0.3 million and $0.3 million respectively, for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2019 and 2020, respectively, under the Revolver.

Second Lien Credit and Guaranty Agreement

On August 28, 2017, the Company also entered into a syndicated Second Lien Credit and Guaranty Agreement (“Second Lien”) with various financial institutions. The Second Lien initially

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

provided a $65 million term loan (“Second Lien Term Loan”), with a maturity date of August 28, 2025, for a business acquisition and for general corporate operations purposes. The Second Lien Term Loan initially carried interest at a base rate equal to that of the First Lien loan, plus a margin of 7.25% for base rate loans and 8.25% for Eurodollar loans.

In October 2017, the Company entered into an amendment to the Second Lien and the principal amount of the Second Lien Term Loan was reduced by $15 million and the applicable interest rate margins for both the base rate loans and Eurodollar loans were increased by 0.25%. The amendment to the Second Lien was accounted for as a loan modification.

The Company may prepay the Second Lien Term Loan any time after the first and second anniversary without premium or penalty. On June 1, 2020, the Company prepaid $10.0 million of the Second Lien Term Loan and subsequently on August 6, 2020, the Company prepaid an additional $15.0 million with its excess cash on hand. Accordingly, $14.5 million ($15.0 million principal net of $0.5 million of unamortized debt discount and debt issuance costs) of the Second Lien Term Loan balance at June 30, 2020 was reclassified from the debt, noncurrent portion to the debt, current portion on the Company’s combined consolidated balance sheet.

The Company incurred debt issuance costs in connection with the Second Lien Term Loan and its related amendment of $2.2 million in 2017 and these costs are amortized over the term of the Second Lien Term loan using an effective interest rate method. No debt issuance costs were incurred in connection with the Second Lien Term Loan for all periods presented.

The following table summarizes the carrying value of the Second Lien Term Loan:

	December 31, 2018	December 31, 2019	June 30, 2020
			(Unaudited)
	(In thousands)
Principal amount outstanding	$50,000	$50,000	$40,000
Less: Debt discount, net of amortization	(572)	(471)	(341)
Less: Debt issuance costs, net of amortization	(1,669)	(1,374)	(990)

Carrying amount	$47,759	$48,155	$38,669

Under the Second Lien Term Loan, the Company recorded interest expense of $5.7 million, $5.9 million, $3.0 million and $3.0 million, including amortization of debt issuance costs and debt discounts of $0.3 million, $0.4 million, $0.2 million and $0.2 million, for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2019 and 2020, respectively. The interest expense for the Second Lien Term Loan for the six months ended June 30, 2020 also included $0.3 million of loss from partial debt extinguishment from writing off a portion of the unamortized debt discount and debt issuance costs relating to the $10.0 million debt prepayment in June 2020.

The Company’s obligations under the First Lien and Second Lien are secured by substantially all of its personal property assets and those of its subsidiaries, including their intellectual property. Also pledged as security are all shares held in the majority-owned subsidiaries. The First Lien and Second Lien Term Loans include customary restrictive covenants that impose operating and financial restrictions on the Company, including restrictions on its ability to take actions that could be in the Company’s best interests. These restrictive covenants include operating covenants restricting, among

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

other things, the Company’s ability to incur additional indebtedness, effect certain acquisitions or make other fundamental changes. The Company was in compliance with all of the covenants as of June 30, 2020.

In addition, the First Lien and Second Lien contain events of default that include, among others, non-payment of principal, interest or fees, breach of covenants, inaccuracy of representations and warranties, cross defaults to certain other indebtedness, bankruptcy and insolvency events, material judgments and events constituting a change of control. Upon the occurrence and during the continuance of an event of default, interest on the obligations may accrue at an increased rate in the case of a non-payment or bankruptcy and insolvency and the lenders may accelerate the Company’s obligations under the First Lien Term Loan, except that acceleration will be automatic in the case of bankruptcy and insolvency events of default.

The following table summarizes the interest expense recognized for the First Lien and Second Lien:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
	(In thousands)
Contractual interest expense for First Lien and Second Lien Term Loan	$27,395	$29,757	$15,080	$16,506
Contractual interest expense for Revolver	1,500	2,758	1,310	16
Amortization of debt discount	1,046	946	484	453
Amortization of debt issuance costs	2,258	2,043	1,069	889
Loss on partial debt extinguishment	—	—	—	392

Total interest expense recognized	$32,199	$35,504	$17,943	$18,256

The estimated future principal payments under the Company’s total long-term debt as of June 30, 2020 are as follows (unaudited):

Amounts
(In thousands)

2020 (remaining six months)	$15,952
2021	4,771
2022	4,771
2023	4,771
2024	448,249
Thereafter	25,000

Total debt	$503,514

Less: Discount and debt issuance costs	(10,296)

Total Debt, net of discount and debt issuance costs	$493,218

Presented on the combined consolidated balance sheet under:
Current portion of debt, net	$15,457

Debt, net	$477,761

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

9. Commitments and Contingencies

Purchase Obligations

As of December 31, 2019 and June 30, 2020, the Company had outstanding non-cancellable long-term purchase commitments of $1.9 million and $5.0 million, respectively.

Letters of Credit

As of December 31, 2018 and 2019, the Company issued two letters of credit totaling $1.0 million and $1.5 million, respectively, to two suppliers in exchange for increased credit limits. During the six months ended June 30, 2020, the Company issued an additional $0.5 million letter of credit to another supplier. As of June 30, 2020, the Company had three letters of credits outstanding, totaling $2.0 million. No amounts have been drawn upon the letters of credit.

Indemnification

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms with respect to certain transactions. The Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus, there are no claims that the Company is aware of that could have a material effect on the Company’s combined consolidated balance sheets, statements of operations, or statements of cash flows. The Company currently has directors’ and officers’ insurance.

10. Stockholders’ Equity

Common Stock

Immediately prior to the consummation of the offering, the Company will file the Amended and Restated Certificate of Incorporation, pursuant to which it will have 300,000,000 share of common stock, par value $0.0001 per share, authorized for issuance, of which certain of the issued and outstanding units of the Parent will convert on a         -to-         basis into the shares of the Company’s common stock. In addition, the existing 2017 Equity incentive program of the Parent will be assumed by the Company and all outstanding equity awards under this program will be converted into equivalent awards in respect to the Company’s common stock. To present the Company’s combined consolidated financial statements giving effect to the Reorganization, all the issued and outstanding units of the Parent are assumed to convert to shares of common stock of the Company on a         -to-         conversion basis. All share and per share data in the years ended December 31, 2018 and 2019 shown in the accompanying combined consolidated financial statements and related notes have been retroactively revised to reflect the Reorganization.

On March 29, 2018, the Company declared a special one-time cash dividend of $85.0 million, in the aggregate, to the unitholders of the Parent, based on the number of units outstanding on the declaration date. The dividend was distributed out of the Company’s assets on the same day. There were no cash distribution for all periods presented.

On December 19, 2019, the Parent issued 14,092,098 units, par value of $0.0001 per unit as a result of the capital call, for a total capital contribution of $53.5 million to fund the acquisition of SCUF.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

For the years ended December 31, 2018 and 2019, the Parent issued 1,736,521 and 2,644,151 units, respectively, par value at $0.0001 per unit as part of the consideration for acquisitions. The units had an estimated fair value of $6.2 million and $10.0 million at the time of issuance, respectively. Refer to Note 5 for additional information regarding the Company’s acquisitions. No units were issued as part of the consideration for acquisitions for the six months ended June 30, 2019 and 2020.

11. Stock-Based Compensation

The Company recognized stock-based compensation in the accompanying combined consolidated statements of operations as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
	(In thousands)
Cost of revenue	$162	$197	$93	$132
Product development	407	567	275	304
Sales, general and administrative	2,182	3,084	1,578	2,219

Stock-based compensation	$2,751	$3,848	$1,946	$2,655

The Company computed the fair value of the options on the date of grant using the Black-Scholes-Merton pricing model, with the following valuation assumptions:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
Weighted average grant date fair value per common stock	$3.44	$3.80	$3.68	$3.89
Weighted average expected term in years	6.48	6.48	6.47	6.40
Range of expected volatility	33.4%-35.0%	34.3%-36.1%	34.3%-34.6%	35.8%-42.8%
Weighted average expected dividend yield	—	—	—	—
Range of risk free interest rate	2.7%-3.1%	1.4%-2.6%	1.9%-2.6%	0.4%-1.8%

Determination of Fair Value

The fair value of each common stock option grant was determined by the Company using the method and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment and estimation by management.

The estimated grant-date fair value of all of the Company’s stock-based awards was calculated based on the following assumptions:

Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

Expected Volatility—Since the Company does not have a trading history for its common stock, the expected volatility was derived from the historical stock volatilities of comparable peer public

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

companies within its industry that are considered to be comparable to the Company’s business over a period equivalent to the expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

Expected Dividend Rate—The expected dividend is zero as, other than the declaration and payments of a special one-time cash dividend of $85.0 million in March 2018, the Company has not paid nor does it anticipate paying any dividends on its common stock in the foreseeable future.

Fair Value of Common Stock—The fair value of the Company’s common stock is determined by the Company’s board of directors because there is no public market for the Company’s common stock. The Company’s board of directors determines the fair value of the common stock by considering a number of objective and subjective factors, including having valuations of its common stock performed by an unrelated valuation specialist, valuations of comparable peer public companies, operating and financial performance, the lack of liquidity of the Company’s stock, and general and industry-specific economic outlook.

The expense is recognized over the requisite service period.

Equity Option Plans

In 2017, the Parent adopted an Equity Incentive Program (the “Program”). The Program is administered by the general partner, EagleTree-Carbide (GP), LLC, unless and until the general partner delegates administration to a committee appointed by the general partner, the board of the limited partnership or the CEO, which determines the types of awards to be granted, the number of units subject to the awards, the exercise price and the vesting requirements. The Company’s employees participated in this program in the periods presented. Under the Program, 16,666,667 units of the Parent’s common units have been initially reserved for the issuance of unit awards. No options will be exercisable more than 10 years after the date of grant. An exercise price per unit may not be less than 100% of the fair market value per unit on the date of grant. Options generally vest 20% annually over five years from the vesting commencement date.

On August 12, 2019, January 3, 2020, April 17, 2020 and May 28, 2020, the Company’s parent further reserved 1,500,000, 1,500,000, 650,000 and 736,609 common units of the Parent, respectively, each for the issuance of unit awards to the Company’s employees under the program.

As of December 31, 2018, December 31, 2019 and June 30, 2020, 1,150,167, 512,167 and 150,000 units, respectively, were available for grant under the Program.

Unit Award Repricing

On July 18, 2018, the Company’s General Partner approved a modification to all unexercised unit awards outstanding as of July 18, 2018 and granted prior to the dividend distribution that occurred on March 29, 2018. The exercise price of the modified unit awards was reduced by $0.56 per unit. The reduction in the exercise price is equal to the one-time cash dividend, distributed on March 29, 2018, on a per unit basis. The Company modified the exercise price of approximately 14,570,000 unit awards granted as part of the Program and held by 84 employees.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

This modification resulted in incremental stock-based compensation expense of approximately $4.8 million, which is being recognized by the Company over the then remaining requisite service period of 4.1 years from the modification date.

Separation Agreement with an Executive

On April 30, 2019, the Company entered into a Separation agreement with an executive. The terms of the Separation agreement included cash compensation of approximately $0.7 million that was paid on November 7, 2019. In addition, certain terms of the executive’s outstanding common stock options were modified resulting in incremental stock-based compensation expense of approximately $0.4 million. The cash compensation and incremental stock-based compensation expense were fully recognized in 2019.

Common Stock Options Activity

The following table summarizes the summary of activity for the common stock options granted:

	Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contract Term	Aggregate Intrinsic Value
			(In years)	(In thousands)
Balance, December 31, 2017	14,300,000	$2.49	9.9	$6,006
Options granted	1,475,000	3.61
Options exercised	(6,500)	1.48
Options forfeited/cancelled	(362,500)	2.40

Balance, December 31, 2018	15,406,000	2.09	8.9	19,615

Options granted	3,870,000	3.89
Options exercised	(68,000)	1.82
Options forfeited/cancelled	(1,628,000)	2.67

Balance, December 31, 2019	17,580,000	2.43	8.1	24,949

Options granted (unaudited)	3,398,776	3.89
Options exercised (unaudited)	(500,000)	1.93
Options forfeited/cancelled (unaudited)	(150,000)	2.32

Balance, June 30, 2020 (unaudited)	20,328,776	$2.69	8.1	$39,060

Exercisable, June 30, 2020 (unaudited)	5,554,776	$2.11	7.4	$13,912

The weighted average grant-date fair value of the stock options granted for the years ended December 31, 2018, December 31, 2019 and for the six months ended June 30, 2019 and June 30, 2020 was $1.25, $1.44, $1.37 and $1.56 per option, respectively.

As of December 31, 2018, December 31, 2019 and June 30, 2020, the unrecognized compensation costs were $13.1 million, $13.2 million and $15.8 million, respectively, which are expected to be recognized over a weighted average period of 3.78, 3.48 years and 3.53 years, respectively.

Upon completion of the Reorganization described in Note 1, the Company will assume the existing Parent’s Equity Incentive Program with regard to outstanding awards. All outstanding awards will be converted into equivalent awards in respect of the Company’s common stock and no further

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

options will be granted under the existing Parent’s Equity Incentive Program. The Company will adopt a new equity incentive program for new awards.

12. Net Income (Loss) Per Share

The following table summarizes the calculation of basic and diluted net income (loss) per share attributable to common stockholders during the periods presented:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
	(In thousands, except share and per share amounts)
Numerator
Net income (loss), basic and diluted	$(13,720)	$(8,394)	$(15,925)	$23,817

Denominator
Weighted-average shares used to compute net income (loss) per share, basic	150,866,113	152,397,630	151,713,369	168,128,471
Effect of dilutive options(1)	—	—	—	4,225,199

Weighted-average shares used to compute net income (loss) per share, diluted	150,866,113	152,397,630	151,713,369	172,353,670

Net income (loss) per share, basic	$(0.09)	$(0.06)	$(0.10)	$0.14

Net income (loss) per share, diluted	$(0.09)	$(0.06)	$(0.10)	$0.14

(1)

As a result of the Company’s net loss, dilutive ordinary share equivalents from approximately 2.5 million, 3.8 million and 3.4 million options were excluded from the calculation of diluted net loss per share for the years ended December 31, 2018 and 2019, and for the six months ended June 30, 2019, respectively.

Potentially dilutive securities are excluded from the calculation of diluted net income per share if their inclusion is anti-dilutive. The following table shows the weighted-average outstanding securities considered anti-dilutive and therefore excluded from the computation of diluted net income (loss) per share:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
Options	5,294,016	3,347,237	3,897,994	6,382,499

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

13. Income Taxes

Income (loss) before income tax consists of the following:

	Year Ended December 31, 2018	Year Ended December 31, 2019
	(In thousands)
Domestic	$(15,887)	$(18,407)
Foreign operations	5,180	5,008

Loss before income tax	$(10,707)	$(13,399)

Income tax (expense) benefit consists of the following:

	Year ended December 31, 2018	Year ended December 31, 2019
	(In thousands)
United States federal taxes:
Current	$(1,029)	$(2,177)
Deferred	(209)	5,948
State taxes:
Current	(113)	(529)
Deferred	(64)	1,421
Foreign taxes:
Current	(4,888)	(3,824)
Deferred	3,290	4,166

Income tax (expense) benefit	$(3,013)	$5,005

The income tax (expense) benefit differs from the amount which would result by applying the applicable statutory deferral rate to income before income taxes as follows:

	Year ended December 31, 2018	Year ended December 31, 2019
	(In thousands)
Provision at federal statutory rate	$1,581	$2,814
State taxes	423	911
Change in valuation allowance	(5,411)	719
Expired capital losses and tax credits	368	—
Foreign rate differential	439	300
Net operating loss	—	2,557
Effect of change in tax rate on deferred tax assets	(245)	(469)
Tax on undistributed foreign earnings	—	(1,520)
Other	(168)	(307)

Income tax (expense) benefit	$(3,013)	$5,005

The significant variations in the change in valuation allowance in 2019 represent a release of valuation allowance due to increased deferred tax liability generated by acquired intangible assets from the SCUF acquisition. The disclosure for foreign rate differential reflects the impact of the effective tax rate benefit from operations in jurisdictions where the applicable foreign tax rate is lower than the U.S.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

statutory rate. The Company was not subject to any tax holidays or tax holiday terminations subject to disclosure during these periods that impacted loss per share.

Deferred tax assets and liabilities comprise the following:

	As of December 31, 2018	As of December 31, 2019
	(In thousands)
Deferred tax assets:
Accrued expenses and reserves	$3,368	$12,516
Equity-based compensation	825	1,720
NOL and capital losses	12,917	14,461
Interest expense carryover	1,613	3,628
Tax credits	2,124	1,339
Cumulative transaction adjustment	300	355

Total deferred tax assets	21,147	34,019
Less valuation allowance	(13,335)	(12,615)
Deferred tax liabilities:
Intangible assets	(42,027)	(53,382)
Other	(31)	(195)

Net deferred tax liabilities	$(34,246)	$(32,173)

The Company has established a valuation allowance of $13.3 million and $12.6 million as of December 31, 2018 and 2019, respectively, against its net deferred tax assets. The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the history of losses the Company has generated in the past, the Company has recorded a valuation allowance on its federal, U.S. state, and Luxembourg deferred tax assets.

In December 2017, the Tax Cuts and Jobs Acts (‘Tax Act’) was enacted into law. The Act revised the business interest expense limitation. For tax years beginning after December 31, 2017, IRC §163(j) limits the deduction for business interest to the sum of business interest income and 30 percent of adjusted taxable income without regard to business interest expense or income; and net operating loss deduction. Limited interest is carried forward indefinitely. In 2019, the Company’s interest expense of $2.5 million is subject to limitation. State conformity to this provision is applied on a jurisdiction-by jurisdiction basis.

The Act extended and modified IRC §168(k) bonus depreciation provisions, allowing businesses to immediately deduct 100% of the cost of eligible property in the year it is placed in service, through 2022. The amount of allowable bonus depreciation is then phased down over four years: 80% will be allowed for property placed in service in 2023, 60% in 2024, 40% in 2025, and 20% in 2026. The Company has taken bonus depreciation of approximately $2.6 million in the current year. State conformity to this provision and is applied on a jurisdiction-by-jurisdiction basis.

On December 22, 2017, the SEC issued Staff Accounting Bulletin 118 (“SAB 118”), which provides guidance on accounting for tax effects of the Act. SAB 118’s measurement period closed on December 22, 2018, one year from the Act’s enactment. In accordance with SAB 118, the Company

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

took a provisional amount of bonus tax depreciation following the provisions under IRC §168(k) as of December 31, 2017. Upon finalization in 2018, the provisional adjustment did not change, resulting in no adjustment to tax expense for the year ended December 31, 2018. The Act’s impact on the Company’s state income tax rate was less than 1 percent.

As of December 31, 2019, the Company had net operating loss carry forwards for federal, state and foreign tax purposes of $31.3 million, $29.8 million, and $18.2 million. The federal net operating losses will begin to expire starting in 2037. The state net operating losses will begin to expire starting in 2031. The foreign losses begin to expire in 2021. Certain tax attributes are subject to an annual limitation as a result of the Company’s investment in certain subsidiaries of its predecessor, Corsair Components (Cayman) Ltd., in August 2017, which constitutes a change of ownership as defined under Internal Revenue Code Section 382. The Company does not expect the tax attributes to be materially affected by the Company’s annual limitation.

As of December 31, 2019, the Company had $0.5 million of cumulative unrecognized tax benefits. $0.4 million of these unrecognized tax benefits will favorably impact the Company’s effective tax rate in future periods to the extent benefits are recognized. As of December 31, 2019, the Company expects to reduce its unrecognized tax benefits by $0.4 million in the next 12 months. The expected decrease to the Company’s unrecognized tax benefits is related to an income tax examination of one of our foreign subsidiaries.

The Company files income tax returns with the U.S. federal government, various U.S. states and foreign jurisdictions including China, France, Germany, Hong Kong, Luxembourg, Netherlands, Slovenia, Taiwan, United Kingdom and Vietnam. The Company’s tax returns in U.S., various U.S. states and foreign jurisdictions remain open to examination from 2013 to 2018.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted and signed into U.S. law to provide economic relief to individuals and businesses facing economic hardship as a result of the COVID-19 pandemic. Changes in tax laws or rates are accounted for in the period of enactment and as a result, the Company has recorded additional income tax benefits of $0.6 million during the six months ended June 30, 2020 resulting from the enactment of the CARES Act.

14. Related-Party Transactions

One of the Company’s directors was a director of one of the Company’s vendors. On October 23, 2018, this director has notified the vendor’s board of directors of his decision to retire and leave the board and was effective at the time of notification. This director remains a director of the Company. The vendor sold inventory to the Company for which the Company paid $25.3 million for the period from January 1, 2018 to October 23, 2018.

A company affiliated with the general partner, EagleTree-Carbide (GP), LLC provides management and consulting services relating to the business and operations of the Company. The Company incurred $0.3 million, $0.3 million, $46 thousand and $0.1 million for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2019 and 2020, respectively, which covers travel and out-of-pocket expenses related to such services. The unpaid services were $0.1 million, $0.1 million and $0.1 million as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

One of the Company’s directors, through one of his companies, entered into a service agreement to serve as a business management consultant for the Company. The Company incurred $0.1 million, $0.1 million, $48 thousand and $62 thousand of consulting fees under the service agreement for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2019 and 2020, respectively. The unpaid services were $30 thousand as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively.

The Company entered into a lease agreement with a business entity owned by the Company’s Chief Executive Officer and recorded associated rent expense of $54 thousand for the years ended December 31, 2018 and 2019, and $27 thousand for the six months ended June 30, 2019. The lease was suspended on January 1, 2020 and has not been renewed since. The Company provided a security deposit of $5 thousand as collateral for the lease. As of December 31, 2018, the unpaid rent balance included in the accounts payable was $5 thousand. There were no unpaid rent balances as of December 31, 2019 and June 30, 2020.

As discussed in Note 8, the Company has a Second Lien Term Loan outstanding as of December 31, 2018 and 2019. The Company’s Chief Executive Officer and an affiliate of the Parent both held $4.0 million of the outstanding principal balance of the Second Lien Term Loan as of December 31, 2018. During 2019, the Company’s Chief Executive Officer disposed 50% of his principal balance to a company owned by one of the Company’s directors, and the remaining 50% to an unrelated third party. The total net carrying value of the net Second Lien Term Loan balance held by all related parties was $7.6 million, $5.8 million and $5.8 million as of December 31, 2018, December 31, 2019 and June 30, 2020, respectively.

15. Segment and Geographic Information

The Company has two reportable segments: gamer and creator peripherals and gaming components and systems.

The results of the reportable segments are derived directly from the Company’s reporting system and are based on the methods of internal reporting which are not necessarily in conformity with GAAP. Management measures net revenue and gross profit to evaluate the performance of, and allocate resources to, each of the segments. Management does not use asset information to assess performance and make decisions regarding allocation of resources.

Prior to fiscal year 2019, the Company operated its business in three reportable segments – gaming PC peripherals, gaming PC components and gaming PC memory. With effect from the fourth quarter of 2019, gaming PC memory was no longer reviewed and assessed separately by the Company’s CODM as an operating segment for resource allocation purposes. To align with the objective of Topic 280 and present the Company’s disaggregated financial information consistent with the management approach, the gaming PC memory operating segment is included as a component within the gaming PC components operating segment. Beginning with fiscal year 2019, the Company reports its financial performance based on two reportable segments:

•

Gamer and Creator Peripherals (previously defined as Gaming PC Peripherals), which includes keyboards, mice, mousepads, gaming headsets and gaming chairs, gamer and creator streaming gear including game and video capture hardware, video production accessories and docking stations, and following our SCUF acquisition, console gaming accessories including controllers; and

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

•

Gaming Components and Systems (now includes the Gaming PC Memory component), which includes PSUs, cooling solutions including custom cooling products, computer cases, prebuilt and custom built gaming PCs and laptops, and high performance memory components such as DRAM modules.

Comparative period financial information for fiscal year 2018 by reportable segment has been recast to conform with current presentation.

Financial information for each reportable segment was as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
	(In thousands)
Net revenue
Gaming and Creator Peripherals	$233,536	$294,141	$129,478	$185,976
Gaming Components and Systems	704,017	803,033	356,769	502,949

Total net revenue	$937,553	$1,097,174	$486,247	$688,925

Gross Profit
Gaming and Creator Peripherals	$73,489	$81,363	$38,286	$60,876
Gaming Components and Systems	119,206	142,924	55,321	122,810

Total gross profit	$192,695	$224,287	$93,607	$183,686

The Company’s CODM manages assets on a total company basis, not by operating segments; therefore, asset information and capital expenditures by operating segments are not presented.

Geographic Information

The following table reflects revenue by geographic area by customer location:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
			(Unaudited)	(Unaudited)
	(In thousands)
Net revenue
United States	$329,179	$386,944	$174,889	$249,950
Other Americas	57,579	73,312	31,993	50,233
Europe and Middle East	348,798	406,435	173,384	249,734
Asia Pacific	201,997	230,483	105,981	139,008

Total net revenue	$937,553	$1,097,174	$486,247	$688,925

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Long-lived assets are comprised primarily of property and equipment, net. The following table presents a summary of property and equipment, net by country:

	December 31, 2018	December 31, 2019	June 30, 2020
			(Unaudited)
	(In thousands)
United States	$4,394	$6,400	$5,987
China	6,363	4,998	5,011
Taiwan	983	2,270	2,453
Other countries	733	1,697	1,241

Property and equipment, net	$12,473	$15,365	$14,692

16. Leases

The Company’s lease portfolio consists primarily of real estate facilities under operating leases. The Company determines if an arrangement is or contains a lease at inception. ROU assets and lease liabilities are recognized at commencement based on the present value of the lease consideration in the contracts over the lease term. The Company applies its incremental borrowing rate in determining the present value of the lease consideration in the contracts, as most of its leases do not provide an implicit rate. The Company’s incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Company does not generally borrow on a collateralized basis, it applies an estimate of what its collateralized credit rating would be as an input to deriving an appropriate incremental borrowing rate. Certain of the Company’s lease agreements include options to extend or renew the lease terms. Such options are excluded from the ROU assets and lease liabilities, unless they are reasonably certain to be exercised. Operating lease expense is recognized on a straight-line basis over the lease term.

Certain lease agreements contain variable lease payments, which primarily include variable costs for warehousing and distribution services related to the Company’s outsourced distribution hubs, and to a lesser extent, variable costs related to office common area maintenance charges.

The table below summarizes the components of lease expenses (unaudited):

Six Months Ended June 30, 2020
(In thousands)
Operating lease expense	$4,193
Variable lease expense	2,431

Total lease expense	$6,624

During the six months ended June 30, 2020, the Company made $4.1 million in payments for operating leases included within cash provided by operating activities in its combined consolidated statement of cash flows.

As of June 30, 2020, the weighted-average remaining lease term was 2.9 years and the weighed-average discount rate was 4.5%.

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF CORSAIR GAMING, INC. AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements—(Continued)

Amounts of future undiscounted cash flows related to operating lease payments over the lease term included in the measurement of lease liabilities as of June 30, 2020 are as follows (unaudited):

Amounts
(In thousands)
2020 (remaining six months)	$3,650
2021	5,923
2022	2,896
2023	1,790
2024	1,183
Thereafter	150

Total	$15,592

Future minimum lease payments under non-cancelable operating leases as of December 31, 2019, as defined under the previous lease accounting guidance of ASC Topic 840, were as follows:

Amounts
(In thousands)
2020	$7,525
2021	5,786
2022	2,701
2023	1,584
2024	1,025
Thereafter	—

Total	$18,621

In April 2020, the Company entered into a new warehouse distribution agreement which consists of a lease for the right of use of the warehouse. The lease term of this new contract is 51 months with commencement date scheduled for August 2020 and the total fixed payments for this agreement is approximately $12.6 million.

17. Subsequent Events

Subsequent events have been evaluated through August 21, 2020, which is the date that the combined consolidated financial statements were available to be issued.

Report of Independent Auditor

The Officers and Directors

Scuf Holdings, Inc.

Atlanta, Georgia

We have audited the accompanying consolidated financial statements of Scuf Holdings, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 18, 2019, and the related consolidated statements of comprehensive loss, stockholders’ equity, and cash flows for the period January 1, 2019 through December 18, 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 18, 2019, and the results of their operations and their cash flows for the period January 1, 2019 through December 18, 2019 in accordance with accounting principles generally accepted in the United States of America.

/s/ Cherry Bekaert LLP

Atlanta, Georgia

May 13, 2020

SCUF HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 18, 2019

ASSETS
Current Assets:
Cash and cash equivalents	$6,487,698
Accounts receivable, net	4,587,218
Inventory, net	10,498,581
Income tax receivable	1,086,881
Prepaid expenses and other assets	1,514,108

Total Current Assets	24,174,486

Noncurrent Assets:
Property and equipment, net	1,815,067
Intangible assets, net	35,754,399
Goodwill	19,578,533
Deferred tax asset	359,725
Other long-term assets	40,142

Total Noncurrent Assets	57,547,866

Total Assets	$81,722,352

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$9,424,673
Accrued expenses	21,613,962
Contract liabilities	2,931,620
Income tax payable	800,621
Current portion of long-term debt	445,000

Total Current Liabilities	35,215,876

Noncurrent Liabilities:
Long-term debt, noncurrent, net of discount and debt issuance costs	45,761,350

Total Noncurrent Liabilities	45,761,350

Total Liabilities	80,977,226
Stockholders’ Equity	745,126

Total Liabilities and Stockholders’ Equity	$81,722,352

The accompanying notes to the consolidated financial statements are an integral part of this statement

SCUF HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

PERIOD ENDED DECEMBER 18, 2019

Net sales	$68,326,775
Cost of goods sold	41,829,422

Gross Profit	26,497,353

Operating Expenses:
General and administrative	21,998,205
Marketing	6,626,466

Total Operating Expenses	28,624,671

Loss From Operations	(2,127,318)

Other Expenses:
Interest expense	(5,319,003)
Other expenses, net	(236,274)
Impairment loss	(9,732,985)
Transaction costs	(6,027,001)

Total Other Expenses	(21,315,263)

Loss before income taxes	(23,442,581)
Income tax benefit	4,926,276

Net Loss	(18,516,305)
Other Comprehensive Income:
Foreign currency translation income	585,995

Comprehensive Loss	$(17,930,310)

The accompanying notes to the consolidated financial statements are an integral part of this statement

SCUF HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

PERIOD ENDED DECEMBER 18, 2019

	Common Stock		Capital Paid In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Voting
	Shares	Stock
Balance, December 31, 2018	953,550	$9.50	$25,999,991	$(7,664,014)	$162,148	$18,498,134
Stock compensation	—	—	177,302	—	—	177,302
Foreign currency translation income	—	—	—	—	585,995	585,995
Net loss	—	—	—	(18,516,305)	—	(18,516,305)

Balance, December 18, 2019	953,550	$9.50	$26,177,293	$(26,180,319)	$748,143	$745,126

The accompanying notes to the consolidated financial statements are an integral part of this statement

SCUF HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

PERIOD ENDED DECEMBER 18, 2019

Cash flows from operating activities:
Net loss	$(18,516,305)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	2,284,100
Amortization of deferred financing costs	328,382
Amortization of debt discount	207,874
Amortization of intangibles	5,365,830
Impairment Loss	9,732,985
Deferred income taxes	(5,331,362)
Stock compensation	177,302
Changes in operating assets and liabilities:
Accounts receivable	5,846,386
Inventory	(4,918,182)
Prepaid expenses and other current assets	336,969
Income tax receivable	(1,086,881)
Other long-term assets	(3,215)
Accounts payable	1,906,944
Accrued expenses	7,436,210
Income tax payable	295,782
Contract liabilities	(894,767)

Net cash from operating activities	3,168,052

Cash flows from investing activities:
Patents and other intangibles costs	(228,890)
Purchase of property and equipment	(2,190,326)

Net cash from investing activities	(2,419,216)

Cash flows from financing activities:
Payments of long-term debt	(1,500,000)

Net cash from financing activities	(1,500,000)

Effects of exchange rate changes on cash	(62,873)

Net change in cash and cash equivalents	(814,037)
Cash and cash equivalents, beginning of period	7,301,735

Cash and cash equivalents, end of period	$6,487,698

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$4,408,999

Income taxes	$133,274

The accompanying notes to the consolidated financial statements are an integral part of this statement

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 1—Nature of business and summary of significant accounting policies

Nature of Business—Scuf Holdings, Inc. (“Holdings” or “SH”) was incorporated in the state of Delaware on December 2, 2016. All references to the “Company” mean Holdings and its subsidiaries:

•	Scuf Gaming, Inc. (“SG”), incorporated in the state of Delaware

•	Scuf Gaming International, LLC (“SGI”), incorporated in the state of Georgia

•	Scuf Distribution, LLC (“SD”), incorporated in the state of Georgia

•	Scuf Gaming Europe Limited (“SGE”), incorporated in England & Wales

•	Ironburg Inventions Limited (“IB”), incorporated in England & Wales

•	Ironmonger Initiatives Limited (“II”), incorporated in England & Wales

The Company designs, manufactures, licenses, and sells advanced feature customized gaming controllers and accessories for use on PlayStation, Xbox, and PC. The Company currently holds over 100 granted patents with further patents pending. The patents are related to functions designed to help gamers utilize more of their hand in a safe ergonomic way. The Company sells its products via an e-commerce platform and indirectly through third parties to customers. In 2018, the Company began selling one of its products through retail stores. The Company’s products are used by a majority of professional gamers in major console eSports tournaments.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Holdings and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Accounting—The consolidated financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Financial Accounting Standards Board (“FASB”) has established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative U.S. GAAP.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 18, 2019.

Accounts Receivable—Accounts receivable consists of balances due from contracts with customers for the purchase of product and license royalties’ receivable. The Company uses the allowance method of accounting for accounts receivable, whereby accounts receivable are stated net of an allowance for doubtful accounts. The Company assesses the need for an allowance for uncollectible accounts. In determining the adequacy of the allowance, the Company considers the nature of specific receivables, past due status and other factors as necessary. If the Company determines that it is probable receivables will not be collected, the Company will write them off as a

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 1—Nature of business and summary of significant accounting policies (continued)

charge to the allowance for uncollectible accounts. The allowance for uncollectible accounts as of December 18, 2019 was $57,328.

Debt Issuance Cost—Debt issuance costs are presented on the consolidated balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The costs are amortized to interest expense on a straight-line basis, which approximates the interest method, over the term of the related debt. Unamortized loan costs of $726,427 will be amortized over the life of the loan and the amortization expense for the period ended December 18, 2019 of $328,382 is included in interest expense on the consolidated statement of comprehensive loss. Future scheduled amortization expense for the years ended December 31, 2020 and 2021 is $386,735 and $339,692, respectively. See Note 13.

Revenue Recognition—The Company has adopted FASB Accounting Standards Update (“ASU”) 2016-09, Revenue from Contracts with Customers (ASC 606) beginning January 1, 2019, which resulted in changes in accounting policies. In accordance with the transition provision in ASC 606, the Company has adopted the rules retrospectively. Revenue contracts with customers are recognized at the time of completion and shipment of goods. Revenue comprises the fair value of the consideration received or receivable for those products or services.

The Company completed an assessment of customer contracts and concluded that the adoption of ASC 606 did not have a material impact on its consolidated financial statements; therefore, no cumulative-effect adjustment was recorded upon adoption. The disclosures related to revenue recognition have been significantly expanded under the standard, specifically, around the quantitative information about performance obligations and disaggregation of revenue. The expanded disclosure requirements are included in Note 8.

Contract Liabilities—When payment precedes the satisfaction of performance obligations, the Company records a contract liability (deferred revenue) until the performance obligations are satisfied. The Company expects to satisfy its remaining performance obligations associated with $2,931,620 of contract liability balances within the next twelve months. Revenue recognized in the period ended December 18, 2019 that was included in the beginning contract liability as of December 31, 2018 was $3,732,228.

Inventories—Inventories consist of raw materials and finished goods and are stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. The Company reports its inventories net of estimated obsolete and slow moving inventory. This reserve is $3,817,356 as of December 18, 2019. See Note 13 for the impairment charges related to inventory that occurred during the period ended December 18, 2019.

Shipping and Handling Costs—Shipping and handling costs are included in cost of goods sold and totaled $8,538,464 for the period ended December 18, 2019.

Foreign Currency Translation—The functional currency for SGE, IB, and II is British Pounds (GBP). At the consolidated financial statement date, the foreign currency financial statements are translated into U.S. dollars for reporting purposes. All balance sheet accounts are translated at the rate of exchange prevailing at period-end and income and expense accounts are translated at the average

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 1—Nature of business and summary of significant accounting policies (continued)

rate for the period. Adjustments resulting from translation are included in accumulated other comprehensive income, which is part of stockholders’ equity.

Property and Equipment, Net—Property and equipment are carried at cost and depreciated using the straight-line method over their estimated useful lives as follows: furniture and equipment, 5-7 years; software, 3-5 years; molds and tooling, 3 years; and leasehold improvements, 25 months to 5 years. Leasehold improvements are depreciated over the remaining term of the lease. Expenses for ordinary repairs and maintenance are charged to operations as incurred.

Software in Development—The Company capitalizes qualifying costs of website development costs. Costs incurred during the application development stage as well as upgrades and enhancements that result in additional functionality are capitalized. Internally developed software costs are amortized utilizing the straight-line method over a period of three years, the expected period of the benefit.

Patent—The Company capitalizes costs to apply for and maintain patents. Patent costs are amortized utilizing the straight-line method over a period of nine years.

Advertising—The Company expenses advertising costs as they are incurred. Advertising expense for the period ended December 18, 2019 was $2,656,627 and are included in marketing expense on the consolidated statement of comprehensive loss.

Fair Value of Financial Instruments—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs used to measure fair value.

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The recorded values of cash, accounts receivables, accounts payables, and accrued expenses approximate their fair values because of the relatively short maturity of these financial instruments. Certain debt instruments have been adjusted to fair value (see Note 7).

Income Taxes—The Company utilizes the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 1—Nature of business and summary of significant accounting policies (continued)

liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. As of December 18, 2019, the Company has evaluated its income tax positions and determined it has no material uncertain positions requiring an accrual. It is the Company’s policy to include any penalties and interest related to uncertain tax positions as income tax expense.

Goodwill and Intangible Assets, Net—Intangible assets subject to amortization consist of patents, trademarks, and license agreements. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company’s evaluation of goodwill completed during the period presented resulted in no impairment losses.

Long-lived assets such as property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. See Note 13 for discussion of the impairment charges related to long-lived assets that occurred during the period ended December 18, 2019.

Warranty Reserve—As of December 18, 2019, the Company provides a warranty of 180 days depending on the type of controller purchased, which starts from the date of delivery. During the warranty period, the Company has the right to repair, replace the controllers, or provide financial remedy to the customer under the terms of the warranty policy. The Company maintains a warranty reserve to cover the liability that may arise from these requirements. The Company’s warranty reserve

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 1—Nature of business and summary of significant accounting policies (continued)

reflects management’s best estimates of future warranty claims based on the Company’s warranty claims experience to date and various other assumptions that are believed to be reasonable. It is possible that the Company’s estimate will change in the near term. The Company recognizes the liability as accrued expenses in the consolidated balance sheet. As of December 18, 2019, the warranty reserve was $372,112.

The estimate of the Company’s future warranty costs, net of supplier recoveries, for the period ended December 18, 2019 was as follows:

Beginning balance	$1,265,300
Warranty expenditures	(1,265,300)
Changes in accrual related to warranties issued during the period	372,112

Ending balance	$372,112

Recent Accounting Pronouncements—In February 2016, FASB issued ASU No. 2016-02, Leases. ASU 2016-02 is intended to improve financial reporting about leasing transactions. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The standard will be effective for nonpublic entities for fiscal years beginning after December 15, 2020 or January 1, 2021 for the Company, and early adoption is permitted. The Company is currently in the process of evaluating the impact that ASU 2016-02 will have on its consolidated financial statements. See the Company’s operating leases in Note 12.

Note 2—Concentrations of credit risk

The Company places its cash on deposit with financial institutions in the United States of America and the United Kingdom. The Federal Deposit Insurance Corporation provides $250,000 deposit insurance coverage for substantially all depository accounts in the United States of America. During the year, the Company from time to time may have amounts on deposit in excess of insured limits. As of December 18, 2019, the Company had deposits of $5,987,698 which exceeded these insured amounts.

The Company purchases inventory from four major vendors who accounted for approximately $20,146,655, or 67%, of the Company’s consolidated inventory purchases for the period ended December 18, 2019. These vendors accounted for approximately 55% of the consolidated accounts payable as of December 18, 2019.

Note 3—Related party transactions

As of December 18, 2019, the Company owes $1,130,881 to the Chief Executive Officer related to an expected tax refund related to periods prior to the Company’s acquisition of SGI. This amount is included in accrued expenses on the consolidated balance sheet.

The Company periodically purchases inventory from a vendor in which the Chief Executive Officer has a 45% minority equity interest. During the period ended December 18, 2019, the Company purchased $211,242 of inventory from this vendor.

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 3—Related party transactions (continued)

The Company has a service agreement with their majority owner in which the majority owner provides a full range of accounting, financial, and administrative support services. The majority owner earned $554,640 in management fees related to this agreement during the period ended December 18, 2019. The Company owes the majority owner a total of $1,204,620 in management fees as of December 18, 2019. This amount is included in accrued expenses on the consolidated balance sheet.

Note 4—Inventories

Inventories as of December 18, 2019 consisted of the following:

Raw materials	$8,839,804
Finished goods	5,476,133

14,315,937
Less inventory reserves	(3,817,356)

Inventories, net	$10,498,581

Note 5—Property and equipment, net

Property and equipment as of December 18, 2019 consisted of the following:

Furniture and equipment	$1,238,653
Software	1,901,961
Tooling and molds	1,799,617
Leasehold improvements	244,560

Property and equipment, at cost	5,184,791
Less accumulated depreciation	(3,404,196)

1,780,595
Construction in progress	34,472

Property and equipment, net	$1,815,067

Depreciation expense for the period ended December 18, 2019 totaled $2,284,100.

Note 6—Goodwill and intangible assets, net

On December 7, 2016, Holdings and SG (Purchaser) entered into an equity purchase agreement with SGI, SD, SGE, IB, and II (collectively the “Predecessor”), and all shareholders and members of these entities for the contribution, purchase, or redemption of all outstanding membership units and shares of the Predecessor (the “transaction”). No adjustment occurred to goodwill during the period ended December 18, 2019 except for the change due to currency translation adjustment of $148,909.

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 6—Goodwill and intangible assets, net (continued)

Intangible assets as of December 18, 2019 consisted of the following:

		Useful Lives
Gross carrying amounts:
Patents	$18,064,447	9 years
Trademarks	5,697,238	7 years
Other intangibles	29,156,356	10 years

	52,918,041
Less accumulated amortization	(17,163,642)

Intangible assets, net	$35,754,399

Amortization expense for the period ended December 18, 2019 totaled $5,365,830.

Future amortization of intangibles is as follows for the years ending December 18:

2020	$5,946,808
2021	5,736,688
2022	5,736,688
2023	5,687,649
2024	4,931,793
Thereafter	7,714,773

$35,754,399

Note 7—Long-term debt and revolving line of credit

Long-term debt at December 18, 2019 consisted of the following:

Senior term debt	$43,610,000
Subordinated promissory note, net of discount	3,322,777

Long-term debt	46,932,777
Less unamortized debt issuance costs	(726,427)

46,206,350
Less current maturities	(445,000)

$45,761,350

On December 7, 2016, the Company, through SG, entered into a series of secured notes payable to borrow $44,500,000 (the “Term Loan”). The Company and its Lenders entered into a First Amendment to Credit Agreement (the “First Amendment”) and a Second Amendment to Credit Agreement (collectively the “Amendments to the Credit Agreement”) on August 6, 2018 and February 18, 2019, respectively. The Amendments to the Credit Agreements modified the original credit agreement by making adjustments to the original credit agreement, which included certain fees, a modification of the interest rate calculation methodology, and extending the maturity date of the Revolving Loan Facility. The planned maturity date of the Term Loan is December 7, 2021 with annual

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 7—Long-term debt and revolving line of credit (continued)

repayments of $445,000 (plus any applicable excess cash flow as defined in the credit agreement related to the Term Loan and the Amendments to the Credit Agreement (collectively the “Credit Agreement”)). Under the Credit Agreement, the Term Loan carries interest at an effective interest rate of LIBOR plus 8.5% with a 1.0% minimum plus LIBOR (10.46% at December 18, 2019) calculated monthly. The balance as of December 18, 2019 for the Term Loan was $43,610,000. The loan is secured by all of the property and assets, including intangible assets, of the Company and its subsidiaries. In addition, the Credit Agreement contains certain restrictions and covenants that require the Company to maintain certain financial covenants such as total leverage ratio, fixed charge coverage ratio, and capital expenditures limits as defined in the Credit Agreement. The Company is not aware of any violations of its financial covenants as of December 18, 2019.

The Revolving Loan Facility matured and the balance of $1,500,000 was fully paid on April 15, 2019.

On December 7, 2016, the Company, through SG, entered into an unsecured note payable in the amount of $4,000,000 with an effective interest rate of 3.0% calculated annually. The original maturity date is June 7, 2022. In 2016, the Company recorded a purchase accounting fair value adjustment related to this note decreasing its value to $2,760,000 as of December 7, 2016. This fair value adjustment is the result of the note having a below market interest rate combined with a substantial period until maturity. The difference between the book value and the face value at December 18, 2019 was $677,223 and is being amortized over the remaining term of the debt as interest expense as follows:

2020	$257,073
2021	286,339
2022	133,811

$677,223

Contractual maturities of long-term debt are as follows at December 18, 2019:

2019	$445,000
2020	445,000
2021	42,720,000
2022	3,322,777

$46,932,777

See Note 14 for subsequent events.

Note 8—Revenue

The Company began accounting for revenue in accordance with ASC 606, which they adopted beginning January 1, 2019, using the modified retrospective method. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 8—Revenue (continued)

revenue recognition process than required under predecessor U.S. GAAP (ASC 605), including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

Pursuant to ASC 606, the Company applies the following the five-step model:

1.

Identify the contract(s) with a customer. A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods to be transferred and identifies the payment terms related to these goods, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

2.

Identify the performance obligation(s) in the contract. If a contract promises to transfer more than one good or service to a customer, each good or service constitutes a separate performance obligation if the good or service is distinct or capable of being distinct.

3.	Determine the transaction price. The transaction price is the amount of consideration to which the Company expects to be entitled in exchanging the promised goods or services to the customer.

4.

Allocate the transaction price to the performance obligations in the contract. For a contract that has more than one performance obligation, an entity should allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which an entity expects to be entitled in exchange for satisfying each performance obligation.

5.

Recognize revenue when (or as) the Company satisfies a performance obligation. For each performance obligation, an entity should determine whether the entity satisfies the performance obligation at a point in time or over time. Appropriate methods of measuring progress include output methods and input methods.

The Company has analyzed the provisions of the FASB’s ASC Topic 606, Revenue from Contracts with Customers, and have concluded that no changes are necessary to conform with the new standard. The Company’s sales contain a single delivery element and revenue is recognized at a single point in time when ownership, risks and rewards transfer.

The Company recognizes revenue primarily from the following types of contracts:

Product Sales:

The Company sells advanced feature customized gaming controllers and accessories for use on PlayStation, Xbox, and PC online and through distributers.

Product sales revenue is recognized when the earnings process is complete, which is upon shipment of products. Revenue is recorded net of sales returns and discounts and net of sales taxes

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 8—Revenue (continued)

not paid by the customer. Sales tax incurred during the period ended December 18, 2019 was $5,000,000. The Company receives money at the time of the order for online sales and payment is due within 45 days for distributers. The Company recognizes revenue on game sales in the amount it expects to be entitled, that is, net of estimated returns, discounts, and sales taxes not paid by the customer. Coincident with revenue recognition, the Company establishes a liability for expected returns, discounts, and sales taxes not paid by the customer and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

The Company provides a 180-day warranty against manufacturing defects in its controllers sold and records an expense and liability for expected costs related to the obligation. The warranty liability is based on historical sales and product return information, therefore it is reasonably possible that management’s estimate will change in the near term.

Licensing Transactions:

Licensing transaction include distribution licenses and intellectual property licenses. The Company’s licenses are primarily symbolic licenses, with no significant stand-alone functionality. Symbolic licensing fee revenue is recognized over the time period that the Company satisfies its performance obligations, which is generally the term of the licensing agreement. For licensing revenue, revenue is allocated at the time of sale as reported by their licensee. The Company receives payment from vendors 30 to 45 days after each quarter.

Other Activity:

The Company also sells gift cards that are redeemable online without a set expiration date. Revenue on gift cards is recognized upon redemption and shipment of the product. Based on history with their gift cards, the Company currently expects substantially all the gift cards to be redeemed, therefore no breakage is currently recognized over the redemption period. Unredeemed gift card balances, included in contract liabilities, were $210,921 as of December 18, 2019.

Disaggregation of Revenue:

The disaggregation of revenue is based on geographical region and contract type. The following table presents revenue from contracts for the period ended December 18, 2019:

	Domestic	International	Total
Product	$32,958,189	$30,413,406	$63,371,595
Licensing	4,955,180	—	4,955,180

	$37,913,369	$30,413,406	$68,326,775

Note 9—Income taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”), was signed into law. The Tax Act included substantial changes to the Tax Code. The most significant impact of the Tax Act on the Company was the reduction of the corporate income tax rate from 34% to 21%.

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 9—Income taxes (continued)

The components of income tax expense (benefit) for the years ended December 18, 2019 is as follows:

Current tax provision:
Federal	$(33,789)
State	7,094
Foreign	431,781

Total current taxes	405,086

Deferred tax provision:
Federal	(4,525,603)
State	(658,720)
Foreign	(147,039)

Total deferred taxes	(5,331,362)

Provision for income taxes	$(4,926,276)

The breakout of the foreign and domestic pre-tax book income (loss) is as follows:

Pre-tax foreign income	$2,577,291
Pre-tax domestic loss	(26,019,872)

Consolidated pre-tax loss	$(23,442,581)

The difference between the provision for income tax benefit and the amounts computed by applying the U.S. federal statutory income tax rates to worldwide income before taxes is summarized below:

U.S. federal statutory rate	$(4,922,942)
Increase (decrease) resulting from:
State income tax, net of federal effect	(826,350)
Nondeductible transaction costs	971,670
M&E and other permanent items	3,817
Foreign rate differential	(256,489)
Return to provision adjustments	231,218
Other	(127,200)

Provision for income tax benefit	$(4,926,276)

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 9—Income taxes—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities as of December 18, 2019 are as follows:

Deferred tax assets (liabilities) relating to:
Inventory reserves and adjustments	$1,077,363
Sales tax accrual	1,186,277
Unrealized loss on foreign exchange	33,495
Accrued vacation	19,447
Deferred rent	11,382
Warranty reserve	67,694
Georgia tax credit carryforward	53,175
Net operating loss	1,187,548
Accrued bonus	99,429
Other accrued expenses	653,283
Disallowed interest expense carryover	1,460,150
R&D credit carryover	34,731

Total deferred tax assets	5,883,974

Intangible assets	(5,382,874)
Property and equipment differences	(113,039)
Section 263(A) adjustment	(28,336)

Total deferred tax liabilities	(5,524,249)

Net deferred tax asset	$359,725

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the deferred tax assets to net realizable value. No valuation allowance is necessary at this time. The Company has a Georgia state net operating loss of $17.6 million that will not expire.

Note 10—Stockholders’ equity

The Company’s equity at December 18, 2019 consisted of the following:

	Common Stock				Preferred Stock
	Voting		Nonvoting
	Shares	Amount	Shares	Amount	Shares	Amount
Authorized	1,500,000	$15.00	300,000	$3.00	200,000	$2.00
Issued and outstanding	953,550	$9.50	—	—	—	—
Reserved for stock options	—	—	59,414	—	—	—

Note 11—Stock options plan

The Company entered into a 2016 Non-Qualified Stock Option Plan (the “Plan”) allowing for the issuance of options to purchase nonvoting common stock, par value $0.00001 per share, up to 50,000 shares. The original agreement was amended with the First and Second Amendment to the Plan on March 29, 2018 and January 9, 2019, respectively, which increased the total number of

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 11—Stock options plan—(Continued)

issuable shares to 59,414. Under the Plan, options may be granted to individuals who have contributed or may be expected to contribute materially to the success of the Company or a subsidiary. Options awarded are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally have a life of ten years. Option awards vest over four years at varying rates.

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing method. For the period ended December 18, 2019, the assumptions used in the Black-Scholes option pricing model were as follows:

Expected volatility	49.81%
Risk-free rate	2.38%
Expected term	7 years
Forfeiture rate	0%

The expected volatility was based on the historical volatility of various comparable public companies. The risk-free rate for the expected term of the options was based on the U.S. Treasury yield curve in effect at the time of the grant. The expected term was based on the period of time for which the options are expected to be outstanding.

A summary of the unit option activity under the Plan is presented below:

	Shares	Weighted Average Exercise Price
Outstanding, January 1, 2019	59,414	$31.36
Granted	300	115.00
Exercised	—	—
Forfeited	(7,867)	44.42

Outstanding, December 18, 2019	51,847	$31.36

Exercisable, December 18, 2019	17,034	$28.88

The following represents a summary of the Company’s stock option nonvested activity and related information at January 1, 2019 and for the period ended December 18, 2019:

	Shares	Weighted Average Grant Date Fair Value
Nonvested, January 1, 2019	53,739	$15.60
Granted	300	28.26
Forfeited	(7,292)	24.17
Vested	(11,934)	13.90

Nonvested, December 18, 2019	34,813	$14.25

As of December 18, 2019, there was approximately $460,901 of total unrecognized compensation cost related to the nonvested options, which is expected to be recognized over a

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 11—Stock options plan (continued)

weighted-average remaining estimated vesting period of .85 years (see Note 13). The weighted-average remaining contractual term of options outstanding and exercisable as of December 18, 2019 was approximately 7.19 and 7.20 years, respectively.

Stock compensation expense for the period ended was $177,302 and is included in general and administrative expenses on the consolidated statement of comprehensive loss.

Note 12—Operating leases

The Company leases office and warehouse space under noncancelable operating leases in the United States and United Kingdom that expires at various dates through 2022.

Rent expense for the period ended December 18, 2019 was $661,803 and is included in general and administrative expenses on the consolidated statement of comprehensive loss.

Future minimum rental payments under all operating leases are as follows for the years ending December 31:

2020	$585,377
2021	558,109
2022	337,491

$1,480,977

Note 13—Impairment of Vantage Assets

During the period ended December 18, 2019, the Company had a licensing agreement with one of its customers and the license expired on December 31, 2019. As of the date of this report, the Company does not expect to enter into a new licensing agreement with this customer and as a result of the license expiring, the Company will no longer be able to sell or use the inventory and manufacturing molds specifically related to this product line. The company performed an assessment of the fair value of these assets at December 18, 2019 and determined there was an impairment as the fair value was less than the carrying value and recognized an impairment loss of $9,732,985 for all inventory, property and equipment, and non-cancellable purchase order liabilities related to this product line in the consolidated statement of comprehensive loss for the period ended December 18, 2019.

Note 14—Subsequent events

During 2020, a global pandemic called COVID-19 was declared by the World Health Organization. The COVID-19 pandemic will have an impact on the Company’s activity, the extent of which is currently not quantifiable. However, it is estimated that the impact, even if is material, will not jeopardize the continuity of operations, as well as the financial commitments assumed.

On December 19, 2019, the Company was acquired by Corsair Memory, Inc. (“Acquirer”) for approximately $137,800,000. As a result of the acquisition, the Company’s debt balance of $46,932,777 was fully paid as of December 19, 2019 and the remaining unamortized debt issuance

SCUF HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 18, 2019

Note 14—Subsequent events—(Continued)

costs of $726,427 and net discount of $677,223 related to the subordinated promissory note were expensed as interest expense. Additionally, the remaining unvested stock options immediately vested on December 19, 2019 resulting in the recognition of the total unrecognized compensation of $460,901. The total outstanding options were settled by the Acquirer for $2,513,688. As a result of the transaction, the seller incurred $6,027,001 of transaction costs that were accrued as of December 18, 2019 as these costs were not for the benefit of the Acquirer and occurred prior to the acquisition.

There were no other material subsequent events which required recognition or additional disclosure in these consolidated financial statements.

The Company evaluated subsequent events through May 13, 2020, the date these consolidated financial statements were available to be issued

CORSAIR

HIGH PERFORMANCE GEAR TO GAME, STREAM AND CONNECT

CORSAIR

HIGH PERFORMANCE
GEAR TO
GAME, STREAM
AND CONNECT
CORSAIR

PART II

Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority, Inc. (“FINRA”) and The Nasdaq Global Market (the “Nasdaq”) listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky, qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*
*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated certificate of incorporation will include a provision that, to the fullest extent permitted by the DGCL, eliminates the personal liability of directors to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. Further, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We intend to enter into indemnification agreements with each of our directors and officers pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to us, our directors and officers by the underwriters, and to the underwriters by us, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities the Company has sold since January 1, 2016, which were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

In connection with the Acquisition Transaction on August 28, 2017, we issued the following securities:

1.

Common Stock. (i) 467.17 shares of our common stock to EagleTree for aggregate consideration of approximately $57.4 million and (ii) 82.83 shares of our common stock to EagleTree in consideration for the acquisition of 20.194960 shares of Corsair Components, Inc.

2.	Preferred Securities. 450 shares of our Series A Preferred Stock to Corsair Group (US), LLC, an affiliate of EagleTree, for aggregate consideration of $100,000.

These transactions were exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.

In addition, between November 13, 2017 and August 21, 2020, the Registrant granted an aggregate of 23,063,776 stock options to certain of its or its subsidiaries’ executives and other employees, which options had exercise prices ranging from $1.10 to $3.89 per share. The grants of options described above were made in the ordinary course of business and did not involve any cash payments from the recipients. The options did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Section 4(a)(2) of the Securities Act and Rule 701 under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit number	Exhibit description	Incorporated by Reference			Filed Herewith
		Form	Date	Number

1.1*	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation, currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.

3.3	Bylaws, currently in effect.				X

3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.

4.1	Reference is made to exhibits 3.1 through 3.4.

Exhibit number	Exhibit description	Incorporated by Reference			Filed Herewith
		Form	Date	Number

4.2*	Form of Stock Certificate.

4.3*	Investor Rights Agreement, by and between Corsair Gaming, Inc. and Corsair Group (Cayman), LP.

4.4*	Registration Rights Agreement, by and between Corsair Gaming, Inc. and Corsair Group (Cayman), LP.

5.1*	Opinion of Latham & Watkins LLP.

10.1#	Form of Indemnification Agreement to be entered into between Corsair Gaming, Inc. and each of its directors and executive officers.				X

10.2#	EagleTree-Carbide Holdings (Cayman), LP Equity Incentive Program				X

10.2(a)#	Form of Unit Award Agreement (U.S. Form) under EagleTree-Carbide Holdings (Cayman), LP Equity Incentive Program				X

10.2(b)#	Form of Unit Award Agreement (Non-U.S. Form) under EagleTree-Carbide Holdings (Cayman), LP Equity Incentive Program				X

10.3*#	2020 Equity Incentive Plan

10.3(a)*#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2020 Equity Incentive Plan.

10.3(b)*#	Form of Restricted Stock Award Agreement under the 2020 Equity Incentive Plan.

10.3(c)*#	Form of Restricted Stock Unit Award Grant Notice under the 2020 Equity Incentive Plan.

10.4*#	2020 Employee Stock Purchase Plan.

10.5(a)	First Lien Credit and Guaranty Agreement, dated as of August 28, 2017, by and among Corsair Group (Cayman), LP and certain of its subsidiaries including the Registrant, Macquarie Capital Funding LLC, as administrative agent, and the other parties thereto.				X

10.5(b)	Amendment No. 1 to First Lien Credit and Guaranty Agreement, dated as of October 3, 2017, by and among Corsair Group (Cayman), LP and certain of its subsidiaries including the Registrant, Macquarie Capital Funding LLC, as administrative agent, and the other parties thereto.				X

Exhibit number	Exhibit description	Incorporated by Reference			Filed Herewith
		Form	Date	Number

10.5(c)	Amendment No. 2 to First Lien Credit and Guaranty Agreement, dated as of March 29, 2018, by and among Corsair Group (Cayman), LP and certain of its subsidiaries including the Registrant, Macquarie Capital Funding LLC, as administrative agent, and the other parties thereto.				X

10.6(a)	Second Lien Credit and Guaranty Agreement, dated as of August 28, 2017, by and among Corsair Group (Cayman), LP and certain of its subsidiaries including the Registrant, Macquarie Capital Funding LLC, as administrative agent, and the other parties thereto.				X

10.6(b)	Amendment No. 1 to Second Lien Credit and Guaranty, dated as of October 3, 2017, by and among Corsair Group (Cayman), LP, Macquarie Capital Funding LLC, as administrative agent, and the other parties thereto.				X

10.7	Industrial Space Lease, dated as of August 18, 2014, by and among Corsair Memory, Inc. and Osprey Capital Building 50, LLC.				X

10.8(a)#	Severance Letter Agreement, dated as July 1, 2010, by and among Corsair Memory, Inc. and Andy Paul.				X

10.8(b)#	Severance Letter Agreement, dated as July 1, 2010, by and among Corsair Memory, Inc. and Nick Hawkins.				X

10.9#	Separation Agreement, dated April 30, 2019, by and among Corsair Memory, Inc. and Nick Hawkins.				X

10.10#	Offer Letter Agreement, dated October 17, 2019, by and among Corsair Gaming Inc., and Michael Potter.				X

10.11#	Second Separation Agreement, dated November 7, 2019, by and among Corsair Memory, Inc and Nick Hawkins.				X

21.1	List of the Registrant’s Significant Subsidiaries.				X

23.1	Consent of KPMG LLP.				X

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3	Consent of Cherry Bekaert LLP				X

24.1	Power of Attorney. Reference is made to the signature page to the Registration Statement.				X

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

(b) Financial statement schedule

All schedules are omitted because the required information is either not present, not present in material amounts or presented within our audited financial statements included elsewhere in this prospectus and are incorporated herein by reference.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Fremont, California, on the 21st day of August, 2020.

Corsair Gaming, Inc.

By:	/s/ Andrew J. Paul
Name: Andrew J. Paul
Title: Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew J. Paul and Michael G. Potter, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement or amendment thereto has been signed by the following persons in the capacities indicated on the 21st day of August, 2020.

Signature	Title

/s/ Andrew J. Paul Andrew J. Paul	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Michael G. Potter Michael G. Potter	Chief Financial Officer, Treasurer (Principal Financial Officer)

/s/ Gregg A. Lakritz Gregg A. Lakritz	Vice President, Corporate Controller (Principal Accounting Officer)

/s/ Anup Bagaria Anup Bagaria	Director

/s/ Jason Cahilly Jason Cahilly	Director

/s/ George L. Majoros, Jr. George L. Majoros, Jr.	Director

Signature	Title

/s/ Stuart A. Martin Stuart A. Martin	Director

/s/ Samuel R. Szteinbaum Samuel R. Szteinbaum	Director

/s/ Randall J. Weisenburger Randall J. Weisenburger	Director